Form 20-F
period 2011-08-31
Postmedia Network Canada Corp.
filed 2011-11-28
CIK 1515805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Exact names of registrants as specified in their charters)

N/A

(Translation of registrant’s name into English)

Postmedia Network Canada Corp.

Canada

(Jurisdiction of incorporation or organization)

98-0667225

(I.R.S. Employer Identification No.)

1450 Don Mills Road

Toronto, Ontario Canada M3B 2X7

(416) 383-2300

(Address, of each of the registrants’ principal executive offices)

Douglas Lamb, Executive Vice President and Chief Financial Officer

1450 Don Mills Road

Toronto, Ontario Canada M3B 2X7

Phone: (416) 383-2300 Fax: 416-443-6046

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

12.50% Senior Secured Notes due 2018

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,091,115 Class C voting shares and 39,232,055 Class NC variable voting shares outstanding as of August 31, 2011

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

☐  Yes         ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes        ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes          ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐                 Accelerated file   ☐                 Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☒ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item  17. ☐  Item  18.   ☒

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐    No  ☒

GENERAL INFORMATION

Unless otherwise indicated, all references herein are to Canadian dollars.

Capitalized terms, except as otherwise defined herein, are defined in the section entitled “Glossary of Terms.”

Except as otherwise indicated or the context otherwise requires in this annual report, for periods prior to the Acquisition references to “the Corporation,” “the Company,” “we,” “us” and “our” refer to Canwest LP and its consolidated subsidiaries; and for periods following the Acquisition those terms refer to Postmedia Network Canada Corp. and, if the context requires, its consolidated subsidiaries.

We are incorporated under the Canada Business Corporations Act, which we refer to as the “CBCA.” Our principal executive offices are located at 1450 Don Mills Road, Toronto, Ontario M3B 2X7 and our telephone number at that address is (416) 383-3300. Our website is located at http://www.postmedia.com. Information about us is included on our website. Our website and the information contained on our website are not part of this report.

Glossary of Terms

In this annual report, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders.

“ABL Collateral” means the accounts receivable, cash and cash equivalents, inventory and related assets of Postmedia Network Inc. and the guarantors, which constitute collateral for the ABL Facility on a first-priority basis, for the Term Loan Facility on a second-priority basis and for the Notes on a third-priority basis.

“ABL Facility” has the meaning ascribed to such term in Item 10.C Material Contracts – The ABL Facility Credit Agreement.

“Acquisition” has the meaning ascribed to such term in Item 4.A History and Development of the Company.

“Acquisition Consideration” has the meaning ascribed to such term in Item 4.A History and Development of the Company.

“Acquisition Date” means July 13, 2010.

“Ad Hoc Committee” means the ad hoc committee of senior subordinated noteholders and lenders of Canwest LP.

“annual report” means this annual report.

“Asset Purchase Agreement” means an asset purchase agreement dated May 10, 2010 that was entered into in connection with the implementation of the Plan under the CCAA relating to the LP Entities, whereby Postmedia Network Inc. purchased substantially all of the assets, including the shares of National Post Inc., and assumed certain liabilities of Canwest LP for $1.047 billion.

“Assumed Typographers” has the meaning ascribed to such term in Item 8.A Consolidated Statements and Other Financial Information – Legal Proceedings.

“Board” or “Board of Directors” means the board of directors of Postmedia Network Canada Corp.

“Borrowing Base” means the excess availability that Postmedia Network Inc. is required to maintain at all times in accordance with specific reserve calculations contained in the ABL Facility.

“Business Day” means a day on which banks are open for business in Toronto, but does not include a Saturday, Sunday or a holiday in the Province of Ontario.

“Canadian Tranche” has the meaning ascribed to such term in Item 10.C Material Contracts – The Term Loan Facility Credit Agreement.

“Canwest Global” means Canwest Global Communications Corp., a corporation incorporated under the laws of Canada and, prior to the Acquisition, the indirect parent company of Canwest LP.

“Canwest Group” means Canwest Global and its subsidiaries, but specifically excluding the LP Entities.

“Canwest LP” means the Canwest Limited Partnership/Canwest Societe en Commandite, a limited partnership formed under the laws of the province of Ontario whose general and limited partnership interests were owned by Canwest (Canada) Inc. and 4501071 Canada Inc., respectively, together with its subsidiaries.

“CBCA” means the Canada Business Corporations Act.

“CBI” means Canwest Books Inc., a corporation incorporated under the laws of Canada and a wholly-owned subsidiary of CPI.

“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

“CCI” means Canwest (Canada) Inc., a corporation incorporated under the laws of Canada and a wholly-owned subsidiary of 4501071 Canada Inc.

“CEP” means the Communications, Energy and Paperworkers’ Union of Canada, Local 145.

“CEP Application” has the meaning ascribed to such term in Item 8.A Consolidated Statements and Other Financial Information – Legal Proceedings.

“Corporation” means Postmedia Network Canada Corp.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“CPI” means Canwest Publishing Inc./Publications Canwest Inc., a corporation incorporated under the laws of Canada and a wholly-owned subsidiary of CCI.

“digital media and online” means the digital media assets and the online websites of the Corporation reported within both the Newspapers segment and the All other segment category.

“Disposed Properties” has the meaning ascribed to such term in Item 4.A History and Development of the Company.

“dollars” or “$” means Canadian dollars.

“DSU” means a right to receive, on a deferred basis, an amount of money subject to and in accordance with the terms of the DSU Plan, credited to a Member (as such term is defined in the DSU Plan) and reflected as an entry in a Member’s DSU Account (as such term is defined in the DSU Plan) in accordance with the DSU Plan.

“DSU Plan” means the deferred share unit plan of the Corporation dated as of July 13, 2010.

“EDGAR” means the Electronic Data-Gathering, Analysis and Retrieval system of the US Securities and Exchange Commission.

“Exchange Notes” has the meaning ascribed to such term in Item 10.C Material Contracts – The Notes Indenture and Registration Rights Agreement.

“First Amendment” has the meaning ascribed to such term in Item 10.C Material Contracts – The First Amendment to the Term Loan Facility.

“fiscal year” means the twelve month period ending on August 31 of such year.

“Funding Commitment” has the meaning ascribed to such term in Item 4.A History and Development of the Company.

“GAAP” means generally accepted accounting principles in accordance with Part V of the Handbook of the Canadian Institute of Chartered Accountants.

“IFRS” means International Financial Reporting Standards in accordance with Part 1 of the Handbook of the Canadian Institute of Chartered Accountants.

“LIBOR” means the London Interbank Offered Rate.

“LP Entities” means CPI, CBI, CCI and Canwest LP.

“MD&A” means Postmedia Network Canada Corp’s management’s discussion and analysis for the year ended August 31, 2011, attached hereto as Exhibit 15.2

“Minister of Heritage” has the meaning ascribed to such term in Item 8.A Consolidated Statements and Other Financial Information – Legal Proceedings.

“NADbank” means NADbank Inc.

“National Post” means the daily national newspaper published by the Corporation.

“Newspaper operations” means the print operations of the Corporation reported within the Newspapers segment.

“Non-Canadian” has the meaning ascribed to such term in Item 10.B Memorandum and Articles of Association – Voting Shares.

“Notes” means the 12.50% Senior Secured Notes due 2018 issued by Postmedia Network Inc.

“Option” means a right to purchase Voting Shares or Variable Voting Shares, as applicable, under the Option Plan.

“Option Plan” means the stock option plan of the Corporation dated as of July 13, 2010.

“OTRA” has the meaning ascribed to such term in Item 4.A History and Development of the Company – Intercompany Reorganizations.

“PES” means Postmedia Editorial Services.

“PIA” means Postmedia Integrated Advertising.

“Plan” has the meaning ascribed to such term in Item 4.A History and Development of the Company.

“PN” means Postmedia News.

“Postmedia” means Postmedia Network Canada Corp.

“Postmedia Rights Plan” means the shareholder rights plan agreement entered into between Postmedia and Computershare Investor Services Inc., as rights agent.

“Qualifying Public Corporations” has the meaning ascribed to such term in Item 4.B Business Overview – Regulation.

“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002.

“SEDAR” means the System for Electronic Data Analysis and Retrieval.

“Shares” means, collectively, the Voting Shares and the Variable Voting Shares.

“Tax Act” means the Income Tax Act (Canada).

“Term Loan Collateral” means substantially all the assets of Postmedia Network Inc. and the guarantors (other than ABL Collateral) and certain customary exclusions, which constitutes collateral for the Term Loan Facility on a first-priority basis, for the ABL Facility on a third-priority basis and for the Notes on a second-priority basis.

“Term Loan Facility” has the meaning ascribed to such term in Item 10.C Material Contracts – The Term Loan Facility Credit Agreement.

“Transaction” has the meaning ascribed to such term in Item 4.A History and Development of the Company.

“TSX” means the Toronto Stock Exchange.

“Tranche C” has the meaning ascribed to such term in Item 10.C Material Contracts – The First Amendment to the Term Loan Facility.

“Typographers” has the meaning ascribed to such term in Item 8.A Consolidated Statements and Other Financial Information – Legal Proceedings.

“US$” and “US dollars” means United States dollars.

“US Tranche” has the meaning ascribed to such term in Item 10.C Material Contracts – The Term Loan Facility Credit Agreement.

“Variable Voting Shares” means the Class NC variable voting shares in the capital of the Corporation, which trade on the TSX under the symbol PNC.B.

“Voting Shares” means the Class C voting shares in the capital of the Corporation which trade on the TSX under the symbol PNC.A.

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the MD&A attached hereto as Exhibit 15.2. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this annual report. Such risks include, but are not limited to: competition from other newspapers and alternative forms of media; the Corporation’s ability to compete successfully in newspaper and online industries; the influence of prevailing economic conditions and the prospects of the Corporation’s advertising customers on advertising revenue; the failure to fulfill the Corporation’s strategy of building its digital media and online businesses; failure to maintain print and online newspaper readership and circulation levels; the negative impact of decreases in advertising revenue on results of operations; financial difficulties of certain contractors and vendors; competition with alternative emerging technologies; not being able to achieve a profitable balance between circulation levels and advertising revenues; not realizing anticipated cost savings from cost savings initiatives; seasonal variations; intellectual property rights; damage to the Corporation’s reputation; variations in the cost and availability of newsprint; disruptions in information systems and technology and other manufacturing systems; labour disruptions; equipment failure; environmental, health and safety laws and regulations; controversial editorial content; unresolved litigation matters; failure to comply with “Canadian Newspaper” status; the collectability of accounts receivable; goodwill and intangible asset impairment charges; disruptions in the credit markets; changes to insurance policies; under-funded registered pension plans; changes in pension fund investment performance; foreign exchange fluctuations; increases in distribution costs due to increases in fuel prices; outsourcing certain aspects of the business to third-party vendors; retaining and attracting sufficient qualified personnel; the occurrence of natural or man-made disasters; compliance with Sarbanes-Oxley Act; internal controls; change of laws; the substantial indebtedness of the Corporation and the possibility that it may be able to incur substantially more debt; the terms of the ABL Facility, the Term Loan Facility and the indenture that governs the Notes, may restrict the Corporation’s operating subsidiary’s current and future operations; interest rate risks; the possibility that the Corporation’s subsidiaries will not be able to generate sufficient cash to service all of their indebtedness; the possibility that an active public market for the shares will not develop; volatility of the market price for Shares; dual class share structure; holding company structure; risks relating to the future sales of Shares by directors and officers and risks relating to dilution. See the section entitled “Risk Factors” in the MD&A dated October 27, 2011, attached hereto as Exhibit 15.2 and which is posted on SEDAR, EDGAR and the Corporation’s website at www.postmedia.com, for a complete list of risks relating to an investment in the Corporation. Said risk factors are incorporated in this annual report by reference. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These factors should not be construed as exhaustive and should be read with the other cautionary statements in this annual report.

Any forward-looking statements which are made in this annual report speak only as of the date of such statement, and the Corporation does not undertake, and specifically decline, except as required by applicable law, any obligation to update such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All of the forward-looking statements made in this annual report are qualified by these cautionary statements.

This annual report includes market share, ranking, industry data and forecasts that the Corporation obtained from industry publications, surveys, public filings, documents and internal sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. The Corporation has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements included in this annual report are presented in Canadian dollars. In this annual report, references to “$” and “dollars” are to Canadian dollars and references to “US$” and “US dollars” are to United States dollars. See Item 3.A Selected Financial Date – Currency and Exchange Rates.

The financial statements included in this annual report have been prepared in accordance with Part V of Canadian generally accepted accounting principles, or “GAAP.”

References to fiscal years refer to years ended August 31 of the relevant year.

The Corporation is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. The Corporation was incorporated on April 26, 2010 to purchase indirectly, the assets and certain liabilities of Canwest Limited Partnership, or “Canwest LP,” on July 13, 2010, which we refer to as the “Acquisition.” Concurrent with such Acquisition, Postmedia Network Canada Corp. issued 27 million shares for gross proceeds of $250 million. Pursuant to the asset purchase agreement, which we will refer to as the “Asset Purchase Agreement,” in connection with the implementation of the Plan under the Companies’ Creditors Arrangement Act (Canada), which we refer to as the “CCAA,” relating to the LP Entities and certain of their affiliates, Postmedia Network Inc., purchased substantially all of the assets, including all of the outstanding shares of National Post Inc., and assumed certain liabilities of Canwest LP, for $927.8 million payable in cash and the issuance of 13 million shares of the Corporation.

In accordance with the Canadian Securities Administrators requirements, the Corporation will report under GAAP, until it is required or elects to adopt International Financial Reporting Standards or “IFRS,” which takes effect for fiscal years beginning on or after January 1, 2011 with a required restatement of the comparative period. The Corporation has adopted IFRS effective September 1, 2011 and as a result our interim consolidated financial statements for the three months ending November 30, 2011 will be the first interim consolidated statements required to be prepared in accordance with IFRS. A description of the status of the Corporation’s IFRS transition is included in our MD&A, attached hereto as Exhibit 15.2. Accordingly, investors should consider this in making their investment decision.

GAAP AND NON-GAAP FINANCIAL MATTERS

Unless otherwise indicated, all financial statement data in this annual report has been prepared using GAAP. This annual report also makes reference to certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Rather, these measures are provided as additional information to complement GAAP measures by providing a further understanding of our results of operations from management’s perspective. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for analysis of our financial information reported under GAAP. See “Differences between Canadian and US GAAP” in our MD&A, attached hereto as Exhibit 15.2.

Additionally, GAAP differs from U.S. GAAP in several respects. For a discussion of the principal differences between GAAP and U.S. GAAP, see note 20 to our audited consolidated financial statements for the year ended August 31, 2011, attached hereto as Exhibit 15.1.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Set forth below is selected financial data of Postmedia and Canwest LP, at the dates and for the periods indicated.

The selected financial data as of and for the year ended August 31, 2011 and the period from July 13, 2010 to August 31, 2010 has been derived from Postmedia’s audited consolidated financial statements for the year ended August 31, 2011 and the period ended August 31, 2010, attached hereto as Exhibit 15.1, which have been audited by PricewaterhouseCoopers LLP, our independent auditors.

The selected financial data as of and for the years ended August 31, 2007, August 31, 2008, August 31, 2009 and for the nine months ended May 31, 2010 and the period from June 1, 2010 to July 12, 2010 has been derived from Canwest LP’s audited financial statements for the periods ended May 31, 2010 and July 12, 2010 and the years ended August 31, 2009, August 31, 2008 and August 31, 2007. Canwest LP’s audited financial statements for the periods ended May 31, 2010 and July 12, 2010 and years ended August 31, 2009 and August 31, 2008 have been audited by PricewaterhouseCoopers LLP, its independent auditors.

Canwest LP adopted the liquidation basis of accounting as of May 31, 2010 and as a result, did not present a statement of earnings or statement of cash flows subsequent to May 31, 2010 or a balance sheet as at May 31, 2010 or subsequent thereto.

The selected financial data should be read in conjunction with, and are qualified by reference to, Items 4 and 5 of this annual report on Form 20-F, the audited consolidated financial statements, attached hereto as Exhibit 15.1, and related notes of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010 and the audited financial statements and related notes of Canwest LP for the periods ended May 31, 2010 and July 12, 2010 and the years ended August 31, 2009 and August 31, 2008. In addition, the historical financial statements of Canwest LP are not comparable to the financial statements of Postmedia following the Acquisition due to the effect of the Plan (such terms as defined below in Item 4.A.) and related events as discussed in Item 4.A. History and Development of the Company.

Canwest LP’s historical financial data has been reclassified to be consistent with Postmedia’s segment presentation.

Our financial information is prepared in accordance with GAAP. GAAP differs from U.S. GAAP in several respects. For a discussion of the principal differences between GAAP and U.S. GAAP, see note 20 to our audited consolidated financial statements for the year ended August 31, 2011 and period ended August 31, 2010, attached hereto as Exhibit 15.1, and note 29 of Canwest LP’s audited financial statements for the periods ended May 31, 2010 and July 12, 2010 and years ended August 31, 2009 and August 31, 2008.

	Canwest LP										Postmedia
	Year ended August 31,						Nine months ended May 31,		Period from June 1, 2010 to July 12,		Period from July 13, 2010 to August 31,	Year ended August 31,
($ in millions)	2007		2008		2009		2010		2010		2010	2011
Statement of operations data:
Revenues	$1,282.5		$1,298.1		$1,099.1		$811.2		$119.2		$122.1	$1,019.1
Operating expenses	1,013.1		1005.0		927.2		650.3		99.7		111.4	818.0
Amortization(1)	49.6		48.8		40.5		30.7		7.1		11.1	75.1
Restructuring of operations and other items(2)	6.8		10.7		28.8		2.7		(0.5)		11.2	42.8

Operating income (loss)	213.0		233.6		102.6		127.5		12.9		(11.6)	83.2
Interest expense	58.8		109.2		98.4		60.6		4.5		12.7	80.3
Loss on debt prepayment	—		—		—		—		—		—	11.0
Other income(3)	(2.5)		(2.5)		(2.5)		(1.5)		(0.3)		—	—
Loss (gain) on disposal of property and equipment	(0.3)		0.6		(2.2)		—		—		—	0.2
Gain on disposal of investment(4)	(1.3)		(1.2)		—		—		—		—	—
Loss on disposal of interest rate swap(5)	(22.5)		—		180.2		—		—		—	—
Ineffective portion of hedging derivative instrument(5)	—		—		60.1		—		—		—	—
Loss (gain) on derivative financial instruments(6)	—		—		—		—		—		(7.6)	21.4
Impairment loss on masthead(7)	—		—		28.3		—		—		—	—
Foreign currency exchange (gains) losses(5)(8)	0.1		(0.5)		(154.5)		(49.6)		(4.5)		9.6	(18.0)
Acquisition costs(9)	—		—		—		—		—		18.3	1.2

Net earnings (loss) before reorganization costs and income taxes	180.7		128.0		(105.2)		118.0		13.2		(44.6)	(12.9)
Reorganization costs(10)	—		—		25.8		41.2		16.5		—	—

Net earnings (loss) before income taxes	180.7		128.0		(131.0)		76.8		(3.3)		(44.6)	(12.9)
Provision for (recovery of) income taxes(11)	(4.5)		(0.4)		(8.9)		(18.1)		n/a	(12)	—	—

Net earnings (loss)	$185.2		$128.4		$(122.1)		$94.9		n/a	(12)	$(44.6)	$(12.9)
Earnings (loss) per share data:
Basic	n/a	(13)	n/a	(13)	n/a	(13)	n/a	(13)	n/a	(13)	$(1.11)	$(0.32)
Diluted	n/a	(13)	n/a	(13)	n/a	(13)	n/a	(13)	n/a	(13)	$(1.11)	$(0.32)
Balance sheet data:
Long-term debt (including current portion)(8)	1,352.8		1,331.9		1,380.1		n/a	(12)	n/a	(12)	646.0	572.3
Total assets	720.5		684.3		654.9		n/a	(12)	n/a	(12)	1,266.2	1,180.2
Net assets (liabilities)	(1,024.3)		(1,107.4)		(1,229.0)		n/a	(12)	n/a	(12)	315.4	304.3
Capital stock	n/a	(13)	n/a	(13)	n/a	(13)	n/a	(12)(13)	n/a	(12)(13)	371.1	371.1

US GAAP data:
Operating income (loss)	213.0		233.6		102.6		127.5		12.9		(11.6)	85.2
Net earnings (loss)	162.6		97.9		(90.9)		94.9		n/a	(12)	(44.7)	(11.0)
Earnings (loss) per share
Basic	n/a	(13)	n/a	(13)	n/a	(13)	n/a	(13)	n/a	(13)	$(1.11)	$(0.27)
Diluted	n/a	(13)	n/a	(13)	n/a	(13)	n/a	(13)	n/a	(13)	$(1.11)	$(0.27)
Segment operating statistics(15):
Newspapers segment
Revenue	1,253.3		1,261.2		1,058.2		785.9		115.9		117.7	984.7
Operating profit	305.5		318.1		182.3		169.6		22.3		17.7	222.8
Inter-segment revenue	(4.6)		(4.3)		(4.7)		(3.4)		(0.5)		(0.8)	(4.2)
All other
Revenue	33.8		41.2		45.6		28.7		3.8		5.2	38.7
Operating profit (loss)	0.7		5.3		8.0		11.0		0.3		(0.8)	13.2
Corporate
Operating loss	(36.8)		(30.3)		(18.4)		(19.7)		(3.1)		(6.2)	(34.8)

Notes:

(1)	Amortization reflects amortization of property and equipment and definite life intangibles. The increase in amortization for the period from July 13, 2010 to August 31, 2010 and for the year ended August 31, 2011, reflects the recording of fair value increases to the carrying value of property and equipment and intangible assets as a result of the Acquisition.
(2)	Restructuring of operations and other items for the years ended August 31, 2008, 2009 and 2011, and for each of the periods during 2010 primarily relate to employee termination costs for various initiatives undertaken by Canwest LP and Postmedia with the objective of permanently reducing or eliminating costs. These initiatives are largely the result of standardization, centralization, outsourcing and automation of business processes.
(3)	Other income recognized by Canwest LP represents a charge to the Canwest group of companies under the shared services agreement for the use of equipment that was owned by Canwest LP.
(4)	During fiscal 2007, Canwest LP sold its investment in a joint venture and recorded a gain of $1.3 million. During fiscal 2008, Canwest LP divested an investment in Edmonton Investors Group Holdings Ltd and recorded a gain of $1.2 million.
(5)	During fiscal 2007, Canwest LP settled an interest rate swap agreement and recorded a gain of $22.5 million. On May 29, 2009, as a result of a payment default by Canwest LP, the hedging agreements in place were terminated resulting in the termination of hedging derivative instruments. In the year ended August 31, 2009, Canwest LP recorded an interest rate and foreign currency swap loss of $180.2 million, reclassified $60.1 million of accumulated other comprehensive losses to the income statement as a result of hedge ineffectiveness and recorded a foreign currency exchange gain on the related long-term debt of $152.1 million.
(6)	Loss (gain) on derivative financial instruments reflects Postmedia’s accounting treatment for a foreign currency interest rate swap that was not designated as a hedge and a variable prepayment option on Postmedia’s Senior Secured Notes that represents an embedded derivative that is accounted for separately at fair value.
(7)	During fiscal 2009, due to a decline in operating results, and lower expectations for advertising revenue growth, Canwest LP recorded an impairment charge on intangible assets of $28.3 million related to the masthead of the National Post.
(8)	Foreign currency exchange gains and losses were nominal for the years ended August 31, 2007 and 2008 due to hedging agreements that were in place by Canwest LP. For the nine months ended May 31, 2010 and the period ended July 12, 2010, Canwest LP did not enter into any derivatives to hedge foreign currency risk. Postmedia has entered into derivative financial instruments to hedge foreign currency risk on a portion of its US dollar denominated debt, however, Postmedia did not designate all of these derivative financial instruments as hedges and as a result does not use hedge accounting for financial reporting purposes on the fair value swap related to the Term Loan Credit Facility and as a result recorded a foreign currency exchange loss for the period ended August 31, 2010 and a foreign currency exchange gain for the year ended August 31, 2011. See the MD&A – Financial Instruments and Financial Instruments Risk Management, attached hereto as Exhibit 15.2.
(9)	Acquisition costs relate to advisory, legal, valuation and other professional fees in connection with the Acquisition of Canwest LP which are non-recurring.
(10)	Reorganization costs represent costs that can be directly associated with the reorganization and CCAA filing of Canwest LP. These costs consist of professional fees, advisory fees, management incentive plan and key employee retention plan costs, and foreign currency exchange losses resulting from translating monetary items that are subject to compromise at the period end compared to the translated amounts at January 8, 2010, the date of the CCAA filing, and amounts related to resolution of legal claims outstanding on the date of Canwest LP’s CCAA filing.
(11)	Canwest LP was not a taxable entity so the income tax recoveries for the years ended August 31, 2007, August 31, 2008 and August 31, 2009 represent income taxes recoverable of its incorporated subsidiaries. Postmedia had taxable losses for the period ended August 31, 2010 and the year ended August 31, 2011 and has recorded a valuation allowance to reduce the tax recovery to nil in these periods.
(12)	Canwest LP adopted the liquidation basis of accounting as of May 31, 2010 and as a result a consolidated balance sheet was not presented. As Canwest LP was under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information in note 5 of the annual audited financial statements of Canwest LP did not include a provision for income taxes. Additionally, under the liquidation basis of accounting a balance sheet as at July 12, 2010 and a cash flow statement for the period from June 1, 2010 to July 12, 2010 was not prepared for Canwest LP and as a result balance sheet information as at May 31, 2010 and July 12, 2010, has not been presented in the above table and cash flows from operating activities and additions to property and equipment and intangible assets for the period from June 1, 2010 to July 12, 2010 have also not been presented in the above table.
(13)	Canwest LP was a partnership and as a result no capital stock balance has been presented. In addition, earnings per share information has not been provided for the partnership units of Canwest LP.
(14)	As of September 1, 2009, Canwest LP began attributing the portion of national display advertising revenues and expenses associated with the newspaper websites to the Newspapers segment. Canwest LP has not restated the prior periods because they are not able to generate the data for earlier periods and, as a result, prior period segment information is not comparable.

Currency and Exchange Rates:

The following table lists the monthly high and low exchange rates for US$1.00 to the Canadian dollar for the following periods based on the noon buying rate for US dollars published by the Bank of Canada. These rates are presented for information purposes. For information about the basis of translating US dollars into Canadian dollars in our financial statements, see note 2 to our audited consolidated financial statements attached hereto as Exhibit 15.1.

Month	Year	High (CAD$) (1)	Low (CAD$) (1)
August	2011	0.9910	0.9580
July	2011	0.9668	0.9449
June	2011	0.9861	0.9643
May	2011	0.9809	0.9490
April	2011	0.9691	0.9486
March	2011	0.9918	0.9686

(1)	noon buying rate for US dollars published by the Bank of Canada

The following table lists, for each period presented, the high and low exchange rates, the average of the closing exchange rates, or “Closing Rates,” on the last day of each month during the period indicated and the exchange rates at the end of the applicable period for one US dollar, expressed in Canadian dollars, based on the closing rate as announced by the Bank of Canada.

(Canadian dollars)	High	Low	Average	Period end
Year ended August 31,
2007	$1.1855	$1.0378	$1.1208	$1.0562
2008	$1.0693	$0.9215	$1.0067	$1.0620
2009	$1.2991	$1.0328	$1.1776	$1.0950
2010	$1.1048	$0.9988	$1.0452	$1.0665
2011	$1.0535	$0.9428	$0.9893	$0.9794

In this annual report, the relevant period end closing rate has been used to calculate balance sheet data and the average closing rate has been used to calculate statement of operations data. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates above, or at all. The closing rate used to record the transactions that occurred on July 13, 2010, including the Acquisition, was $1.0337, which is the closing rate announced by the Bank of Canada on July 13, 2010 to convert one US dollar to one Canadian dollar. On November 23, 2011, the corresponding closing rate was $1.0485.

B. Capitalization and Indebtedness

Not applicable.

C. Reason For the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Corporation is subject to a number of risks and uncertainties which are described in detail in its MD&A, attached hereto as Exhibit 15.2, under the section entitled “Risk Factors” which section is incorporated by reference in this annual report. The risks and uncertainties described in the MD&A are those the Corporation currently believe to be material but they are not the only ones the Corporation faces. If any of the risks, or any other risks and uncertainties that have not yet been identified or that are currently considered not to be material, actually occur or become material risks, the Corporation’s business, financial condition, results of operations and cash flows and consequently the price of the Shares and Notes could be materially and adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

7535538 Canada Inc. was incorporated under the CBCA on April 26, 2010. Its name was changed to Postmedia Network Canada Corp. pursuant to Articles of Amendment filed on June 25, 2010. 7536321 Canada Inc. was incorporated under CBCA on April 27, 2010. Its name was changed to Postmedia Network Inc. pursuant to Articles of Amendment filed on June 25, 2010 and it is a wholly-owned subsidiary of the Corporation.

Both the Corporation and Postmedia Network Inc. were specifically incorporated for the sole purpose of facilitating the acquisition of substantially all of the newspaper and related online, digital, and mobile assets of the LP Entities and National Post Inc. All of the newspapers, online, digital and mobile assets that the Corporation now operate were previously operated by Canwest LP.

Canwest LP was formed on September 7, 2005 under the laws of the Province of Ontario to acquire the newspaper and related online, digital, and mobile assets of CanWest MediaWorks Inc. for purposes of facilitating an income fund spinoff whereby approximately 25.8% of Canwest LP’s business was offered to the public. On May 5, 2007, Canwest LP was privatized pursuant to a privatization agreement and Canwest LP’s business was once again indirectly, but wholly, owned by Canwest Global, a parent company that also wholly owned, among other entities, Canwest Publishing Inc., CBI and CCI.

CPI, CBI, and CCI sought, and on January 8, 2010 obtained, protection under the CCAA granting protection from creditors. Although not itself an applicant, the protections provided by the CCAA were extended to Canwest LP. National Post Inc. was excluded from the CCAA protection.

Pursuant to the Asset Purchase Agreement that was entered into in connection with the implementation of the plan of arrangement and compromise (the “Plan”) under the CCAA relating to the LP Entities, Postmedia Network Inc. purchased substantially all of the assets, including the shares of National Post Inc., and assumed certain liabilities of Canwest LP (the “Acquisition”) for $1.05 billion (the “Acquisition Consideration”). The Acquisition Consideration consisted of cash consideration of $927.8 million and non-cash consideration, through the issuance of equity having a value of $120.1 million. To satisfy the cash portion of the purchase price and to fund certain transaction costs under the Asset Purchase Agreement and the Plan, Postmedia raised an aggregate of $954.4 million of financing, consisting of the Term Loan Facility, the offering of Notes and the Funding Commitment (defined below).

Pursuant to an amended funding commitment letter received by the Corporation and Postmedia Network Inc. (the “Funding Commitment”) and a subscription agreement dated July 2, 2010 (the “Subscription Agreement”), on the Acquisition Date, members of the Ad Hoc Committee or their assignees purchased 27 million Shares of the Corporation for an aggregate of $250 million, which represented at such time approximately 67.5% of the Shares of the Corporation. The proceeds from the sale of the Shares to the members of the Ad Hoc Committee or their assignees pursuant to the Funding Commitment and the Subscription Agreement were contributed by the Corporation to Postmedia Network Inc. as a capital contribution and Postmedia Network Inc. used such capital contribution as part of the consideration for the Acquisition.

The Acquisition closed, and the Plan was implemented, on July 13, 2010 and, at such time, title to and in all of the assets were transferred to Postmedia Network Inc., free and clear of encumbrances (other than certain permitted encumbrances) pursuant to a vesting order of the Court issued on June 18, 2010 and an assignment and assumption agreement dated as of July 13, 2010 between certain of the LP Entities and Postmedia Network Inc.

On January 31, 2011, National Post Inc. was dissolved and its assets and liabilities were transferred to Postmedia Network Inc.

On June 7, 2011, the Corporation filed a Prospectus in all provinces of Canada other than Quebec. On June 14, 2011, the Corporation’s Voting Shares and Variable Voting Shares were listed and began trading on the TSX under the symbols “PNC.A” and PNC.B,” respectively.

On October 18, 2011, the Corporation entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of Lower Mainland Publishing Group, Victoria Times Colonist and Vancouver Island Newspaper Group, (collectively, the “Disposed Properties”), for gross proceeds of approximately $86.5 million subject to typical closing adjustments. The gross proceeds less transaction costs (“net proceeds”) are required to be used to repay a portion of the outstanding loans under Tranche C in accordance with the terms and conditions of the Term Loan Facility. On November 21, 2011 GVIC Communications Corp. received a no-action letter from the Commissioner of Competition with respect to its proposed purchase of certain newspaper assets of the Company located on Vancouver Island and the Lower Mainland of British Columbia. The no-action letter satisfies the condition in the purchase agreement relating to the Competition Act. The Transaction is subject to customary closing conditions and other regulatory approvals and is currently expected to close on or about November 30, 2011. Simultaneous with the closing of the Transaction, the Corporation will enter into agreements with the purchaser for the provision of certain services. The information included in this annual report, including, without limitation, information relating to the Corporation’s daily and non-daily newspapers, is based on information prior to the completion of the Transaction.

Intercompany Reorganizations

In 2009, the Canwest Group and the LP Entities determined to undergo discrete and parallel restructurings to separate their businesses, with a view to enabling the Canwest Group and the LP Entities to operate independently of one another as restructured enterprises. The process of disentangling certain shared services commenced in October 2009 through an internal corporate reorganization that was agreed to by the Canwest Group and the LP Entities pursuant to the terms of a transition and reorganization agreement dated October 26, 2009 and related agreements.

In connection with entering into the Asset Purchase Agreement, the Canwest Group and the LP Entities determined that additional steps were necessary to complete the disentanglement of their respective businesses. These steps were set out in an omnibus transition and reorganization agreement (the “OTRA”), dated June 8, 2010, which was approved by the Court in connection with the Plan. Upon consummation of the Acquisition, the OTRA was assigned to Postmedia Network Inc.

B. Business Overview

General

Postmedia is the largest publisher of English-language paid daily newspapers by circulation in Canada, according to Newspapers Canada’s 2010 Circulation Data Report. The Corporation’s English-language paid-daily newspapers have, in total, the highest weekly print readership when compared to the total weekly print readership of English-language paid dailies belonging to each of the other media organizations in Canada, based on the NADbank 2010 survey data. Its business consists of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, online, digital and mobile platforms. The combination of these distribution platforms provides readers with a variety of media through which to access and interact with its content. The breadth of Postmedia’s reach and the diversity of its content enable advertisers to reach their target audiences through the convenience of a single provider, on local, regional and national scales.

Postmedia had an approximately 31% share of Canada’s total daily newspaper paid circulation according to Newspapers Canada’s 2010 Circulation Data Report. The Corporation has the leading English-language paid daily newspapers, based on weekly print readership, in five out of the six largest advertising markets in Canada according to 2010 NADbank survey data. Its daily newspaper brands are among the oldest in Canada with an average publication history of 132 years.

Postmedia’s operations consist of news and information gathering and dissemination operations, with products offered in a number of markets across Canada through a variety of daily and community newspapers, online, digital and mobile platforms. The Corporation has one reportable segment, being the Newspapers segment. The Newspapers segment publishes daily and non-daily newspapers, distributes flyers and circulars and operates newspaper websites, including, but not limited to, classified advertising websites, each newspaper’s website and SwarmJam.com.

The Corporation owns and operates ten daily metropolitan newspapers, the National Post, one of Canada’s two daily national newspapers, two other daily community newspapers, and 24 non-daily community newspapers, non-daily shopping guides and newspaper-related publications. Its operations also include Postmedia News, or “PN” a news gathering and dissemination service that provides national and international news and news features to itself and to third parties, Postmedia Editorial Services, or “PES” a newspaper production service, and the Flyer Force, a distribution service for advertising flyers and circulars for third parties.

Postmedia also has an extensive portfolio of digital media and online assets. It owns and represents 58 destination websites that make up the canada.com network, one of Canada’s leading online general news and information sources, covering its newspapers’ websites, including classified websites (such as driving.ca, working.com and househunting.ca) and other online properties such as dose.ca (an entertainment-focused website), as well as providing sales representation services to third-party branded sites. The canada.com network averaged 7.1 million monthly unique visitors in fiscal 2011 (as compared to an average of 6.6 million monthly unique visitors in fiscal 2010). In addition, Postmedia’s digital media and online assets include FPinfomart.ca, a subscription-based, business-to-business online news monitoring service that provides corporate and financial data on Canadian companies. FPinfomart.ca served approximately 1,100 clients with approximately 55,000 users accessing approximately 5,660 domestic and international sources.

As illustrated in the following table, nine of the Corporation’s ten daily metropolitan newspapers are either the only English-language newspaper in their respective markets or have the leading market position among English-language newspapers in their respective markets, based on average daily paid circulation.

Daily metropolitan newspaper market statistics

Publication	Market	Market Position(1)	Local Market Share(1)
The Province	Vancouver	2(2)	100	%(4)
The Vancouver Sun	Vancouver	1	100	%(4)
The Gazette	Montreal	3(3)	100%
Ottawa Citizen	Ottawa	1	77%
Edmonton Journal	Edmonton	1	70%
Calgary Herald	Calgary	1	74%
The Windsor Star	Windsor	1	100%
Times Colonist	Victoria	1	100%
The StarPhoenix	Saskatoon	1	100%
Leader-Post	Regina	1	100%

Notes:

(1)	Market positions and local market share are determined by average paid circulation of daily newspapers. Source: Newspapers Canada – 2010 Circulation Data Report.
(2)	Second to The Vancouver Sun, which is also operated by the Corporation.
(3)	Number one among English language paid daily newspapers, number three overall among paid daily newspapers.
(4)	Includes The Vancouver Sun and The Province.

As illustrated in the table below, many of the websites that we own or operate have experienced growth in unique monthly visitors since 2007.

Digital media and online operations  —  unique monthly average visitor trends

(in thousands)	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011
Sites owned and represented by Postmedia (which comScore refers to as “Postmedia Network”) – Digital and online operations (unduplicated)	4,512	4,673	6,410	7,381	7,716
canada.com network(1) (unduplicated)	4,319	4,600	5,551	6,602	7,077
Postmedia newspapers(2)	2,236	2,320	3,065	4,050	4,825
canada.com television(3)	703	1,042	1,415	1,720	2,049
canada.com classifieds(4)	1,859	1,636	1,339	1,309	1,496
dose.ca network	N/A	N/A	626	601	495
Third-party represented sites which do not form part of the canada.com network(5)	N/A	N/A	1,910	1,413	1,031

Source: comScore, Inc., Total Canada, Home & Work, All Persons 2+, Monthly Average Sept 2007 to Aug 2011.

Notes:

(1)	Includes Postmedia newspapers, canada.com classifieds, dose.ca network and canada.com television.
(2)	As of April, 2011, the definition became Postmedia newspapers. Prior to this, the definition was canada.com newspapers.
(3)	For fiscal 2007 to fiscal 2011, canada.com television custom data was supplied by comScore Canada Inc. As of April 2011, several sites such as GLOBALTV.CA, HGTV.CA, FOODNETWORK.CA etc. (now Shaw Media) ceased to be part of canada.com television.
(4)	canada.com classifieds represents unduplicated audience to the Corporation’s classifieds (INGs: driving.ca sites, working.com sites, househunting.ca sites, remembering.ca, canada.com ShopLocal, Swarmjam.com and Oodle Classifieds). Custom data was supplied by comScore Canada Inc.
(5)	Custom data for third-party represented sites was supplied by comScore Canada Inc.

Newspaper Operations

Daily newspapers

The Corporation publishes ten daily metropolitan newspapers (nine broadsheets and one tabloid) and two other daily newspapers (broadsheets). Its daily newspapers are geographically diverse and located in major metropolitan centers across Canada which provides the Corporation and its advertisers access to target audiences throughout Canada. The average publication history of Postmedia’s daily newspapers is 132 years. Postmedia’s daily newspapers are well-established in the communities that they serve. This combination of national reach and local presence makes the Corporation’s daily newspapers attractive to both national and local advertisers. Postmedia’s newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards. Recent recognition includes: three National Newspaper Awards; The National Post was amongst the top five newspapers in the world at the international 32nd Annual Best of Newspaper Design Creative Competition with 32 awards in total; National Post’s managing editor of design, Gayle Grin, received the Society of News Design’s highest honour, the Lifetime achievement award; five awards were received from Newspapers Canada Great Ideas Competition and four awards from the News Photographers Association of Canada. According to Newspapers Canada’s 2010 Circulation Data Report we had approximately a 31% share of Canada’s total paid daily newspaper circulation. Each of the Corporation’s daily newspapers has the highest circulation and readership among English-language newspapers in the market that it serves (except for The Vancouver Sun, which is second in its market to another one of Postmedia’s newspapers, The Province).

The National Post provides benefits to our overall operations, including the provision of a newspaper with a national audience footprint and editorial content infrastructure for the Toronto market.

The following table provides details about our paid daily newspapers and their respective circulation and readership statistics.

Publication	Market	Year established	Total daily avg. paid circulation(1)		Weekly print readership(2)		Market position(3)		Local newspaper market share(1)
Daily Metropolitan Newspapers
The Province	Vancouver	1884	159,692		883,300		2	(4)	100	%(6)
The Vancouver Sun	Vancouver	1886	178,672		817,800		1		100	%(6)
The Gazette	Montreal	1778	156,379		492,600		3	(5)	100%
Calgary Herald	Calgary	1883	130,595		492,900		1		74%
Edmonton Journal	Edmonton	1903	108,021		473,900		1		70%
Ottawa Citizen	Ottawa	1845	120,440		434,500		1		77%
Times Colonist	Victoria	1884	62,709		202,000		1		100%
The Windsor Star	Windsor	1918	59,849		194,100		1		100%
The StarPhoenix	Saskatoon	1902	52,648		135,300		1		100%
Leader-Post	Regina	1883	46,894		111,100		1		100%
Daily National Newspaper
National Post	National	1997	158,250		1,044,700		2	(7)	N/A
Other Daily Newspapers
Nanaimo Daily News	Nanaimo	1874	6,209		N/A		1		100%
Alberni Valley Times	Port Alberni	1919	4,104		13,454		1		100%

Total (unduplicated)			1,244,462	(8)	4,470,454	(8)

Notes:

(1)	Market positions and local market share are determined by average paid circulation of daily newspapers. Source: Newspapers Canada – 2010 Circulation Data Report, based on the ABC FAS-fax for the 6-month periods ending March 31, 2010 and September 30, 2010, subject to audit by the Audit Bureau of Circulations.
(2)	Source: NADbank Weekly Print Readership of daily paid circulation newspapers by Resident Market, NADbank 2010 (based upon 6/7 day cumulative average of adults ages 18 and older). Source for Port Alberni Valley Times is ComBase 2008/2009.
(3)	As measured by average daily paid circulation as reported in Newspapers Canada 2010 Circulation Data Report, based on the ABC FAS-fax for the 6-month periods ending March 31, 2010 and September 30, 2010, subject to audit by the Audit Bureau of Circulations.
(4)	Second to The Vancouver Sun, which is also operated by the Corporation.
(5)	Number one English-language paid daily newspaper; number three overall among paid daily newspapers.
(6)	Includes The Vancouver Sun and The Province.
(7)	Second to The Globe and Mail, the other Canadian national newspaper.
(8)	Combined total does not equal sum of individual papers due to duplication in the Vancouver market and duplication with the National Post in Postmedia markets.

Non-daily newspapers

The Corporation publishes 24 non-daily free newspapers distributed in various communities – 12 covering the Lower Mainland of British Columbia, seven on Vancouver Island and five covering the Windsor-Essex community in Ontario. Postmedia’s non-daily newspapers are generally delivered to every household in the respective regions in which they operate, thereby providing advertisers with substantial coverage of these community markets.

Digital Media and Online Operations

Postmedia intends to grow its revenue by leveraging its industry leading print brands and strong customer relationships into its expanding digital media product offerings. The Corporation’s digital media and online operations include the canada.com network, websites for our daily and community newspapers, online classified websites, dose.ca (an entertainment-focused website), and FPinfomart.ca (a subscription-based media monitoring service). In addition, Postmedia’s digital media and online operations sell advertising on behalf of third-party websites.

canada.com network

The canada.com network is a comprehensive 24/7 online news, entertainment and information network of websites which leverages our content, brands and customer relationships across the Corporation. The canada.com network is one of Canada’s leading online general news and information sources with a monthly average of 7.1 million unique visitors in fiscal 2011 (as compared to 6.6 million unique visitors for the same period in fiscal 2010), which integrates Canadian news and specialty content at the country’s most recognizable web address.

The canada.com network hosts the websites and electronic editions of the Corporation’s daily and community newspapers as well as other select newspapers and the youth-oriented entertainment website dose.ca. Being hosted on the canada.com network offers these properties a platform to extend their audience reach, market and promote key off-line activities, and build and reinforce relationships with respect to both advertisers and audiences.

Through the Corporation’s proprietary content, as well as technology partners and content providers, canada.com provides a number of personalized online tools, including internet search, deal-of-the-day coupons and other services. The canada.com network currently provides up-to-date international, national and local news coverage sourced from the Corporation’s newspapers, PN and third-party newswire services.

Digital media and online operations

As part of its effort to grow its digital media and online business, Postmedia’s newspapers’ newsrooms produce “today’s news today” in multiple formats specifically tailored for the applicable platform.

Through their expertise in exporting electronic press pages intended for print editions to web-friendly formats, the daily newspapers publish page-by-page digital editions, complete with stories, columns, photos and advertising. With a single exception, digital editions are available without charge to print subscribers and as digital-only paid subscriptions. Revenue generated from digital editions was $2.1 million in fiscal 2011. Readers of the digital editions are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. The experience is enhanced by a variety of digital features and tools, including search, aimed to ease navigation and add value.

Headlines, breaking news, analysis, commentary and selected stories from the daily newspaper editions are available to the public on the newspapers’ websites and on mobile devices. The Corporation’s newspapers’ websites also serve as customer relationship tools, promoting subscriptions to the print editions, allowing for the purchase or renewal of newspaper subscriptions, permitting notification of vacation stops and reactivations, and processing of billing inquiries, all via the internet.

FPinfomart.ca

FPinfomart.ca is an electronic resource for Canadian news and business information and a one-stop resource for media monitoring, business intelligence and financial and corporate data. The service offers complete online media monitoring covering print, broadcast television and radio, social media, and newswires in a single integrated platform. Print sources include all of the Corporation’s publications plus other Canadian and international sources such as third party newspapers.

FPinfomart.ca is a subscription-based business-to-business service that provides a wide range of products to support cross-organizational research, media-monitoring, reputation/issue management and business intelligence. As of August 31, 2011, FPinfomart.ca had approximately 1,100 subscribers representing approximately 55,000 users. FPinfomart.ca also provides in-depth research on publicly traded and private companies, which covers approximately 5,660 domestic and international sources.

In addition to subscriptions, FPinfomart.ca also generates revenue through an electronic licensing and rights management service of the Corporation’s news content, corporate data and third-party content via domestic and international third-party channels used by businesses across North America.

SwarmJam.com

In December 2010, Postmedia launched SwarmJam.com, a collective buying site. Offering daily deals with 50% or better savings and catering to local businesses, consumers have access to products and services that are relevant, timely and valuable. These daily deals are promoted across the Corporation’s properties in print and online. Advertising on SwarmJam.com is sold by both the Corporation’s national and local sales representatives, as well as third-party sales agents in specific markets.

Third-party and other websites

Pursuant to certain agreements, the Corporation sells online advertising and advertising production and placement services on third-party branded websites. These agreements extend the reach of the canada.com network and increase the Corporation’s advertising sales opportunities.

Other digital media agreements

The Corporation is party to various agreements under which it receives exclusive electronic rights to the content produced by certain newspapers in exchange for a royalty fee. For example, the Corporation has exclusive rights to the content produced by two daily newspapers in Western Canada in exchange for a royalty on revenues attributable to that content.

Although much of its content is proprietary, the Corporation is also party to various agreements under which it licenses content for its websites, including text, photos, videos, databases and interactive applications. The licensed content covers a broad range of topics, including sports, entertainment, automotive, recreation and travel from a variety of well-known content providers.

Operations

Regional organization and markets

Postmedia’s operations are headquartered in Toronto, Ontario. Its head office sets business plans and operating and capital budgets and co-ordinates central purchasing and delivery of newsprint, ink and printing.

The Corporation’s daily metropolitan newspapers, the National Post and the Flyer Force, are organized into two regional groups: Western and Eastern Canada. The publications within each group often share printing and mailroom facilities, distribution services and management resources.

Editorial

Editorial content is generated across the Corporation’s websites and publications and Postmedia’s infrastructure allows for sharing of its generated content among sites in an efficient and cost effective manner. Editorial policy is developed for each of the Corporation’s newspapers by an editorial board led by the newspaper’s editor-in-chief and publisher. Each editorial group ensures that each newspaper is responsive to national and local issues and meets the editorial needs of its readers. The Corporation’s newspapers focus on readers of various ages and demographics and aim to reflect the values and interests of their respective markets.

Each of the Corporation’s newspapers has its own editorial staff that is responsible for producing local editorial content of the newspaper, supplemented by certain content which comes from PN, other wire services, and freelancers.

The Corporation owns or has the rights to use the editorial content that is produced by its employees and freelancers, which allows for sharing of information and editorial content among its various publications. Further, since the Corporation’s newspapers operate across a broad geographic spectrum, reporters familiar with local issues can be assigned to cover events in a particular region. Management believes that sharing of editorial content and expertise allows the Corporation to achieve substantial operating efficiencies compared to other publishers which own a smaller number of publications.

The Corporation also provides various centralized editorial services, including PN and PES, to its newspapers and third parties. PN, its news service, provides news, sports, entertainment, photography, financial and feature information and data to the Corporation’s newspapers and digital media and online properties, and a number of third-party clients in Canada and the United States. PN currently draws editorial content from its own editorial team, including a group of news, feature and specialist writers and from journalists working throughout the Corporation’s newspaper and digital media and online operations. In addition, PN coordinates Postmedia’s news gathering and editorial content sharing across its operations, thereby eliminating duplication of editorial efforts, reducing the net cost of news gathering and enabling the coverage of a greater range of stories.

PES, the Corporation’s editorial services division, provides centralized pagination services and standardized editorial content packages to all of the Corporation’s newspapers and external newspaper clients, reducing editorial content costs across Postmedia’s Newspaper operations. External clients rely on PES’ pagination products for sports and business updates, television listings, comics and puzzles, and paginated features content. PES supports the Corporation’s 11 Canadian daily newspapers and in fiscal 2011, had four external newspaper clients in Canada and between 19 and 72 external newspaper clients in the United States due to the seasonal fluctuations associated with professional sports seasons.

Sales and advertising

The following charts provide a breakdown of the Corporation’s fiscal 2011 total revenue and fiscal 2011 total print advertising revenue.

Total Revenue	Total Print Advertising Revenue

The Corporation offers advertisers extensive audience reach through a combination of circulation and readership of its newspapers (including online editions), unique visitors to its websites and various mobile products.

Each of the Corporation’s newspapers has a dedicated sales force and classified advertising call center to generate local sales. The classified call centre is consolidated in Calgary. The remainder of the Corporation’s advertising sales are generated from national and multi-market retail accounts. National and multi-market retail sales for the Corporation are sold by Postmedia Integrated Advertising, or “PIA.” PIA operates through offices in Toronto, Montreal and Vancouver in addition to two contract representatives in the U.S. In fiscal 2011, the Corporation’s ten largest advertisers represented approximately 10% of the Corporation’s total consolidated revenue (14% of fiscal 2011 consolidated print advertising revenue).

The Corporation’s local retail and classified advertising is sold on a publication-by-publication basis. Each of the Corporation’s newspapers has a locally-based sales team that sells display, commercial and third-party classified advertisement space, principally to local businesses and organizations. The majority of commercial classifieds relate to automotive, employment and real estate advertisements. In addition to commercial classified advertising, each newspaper also sells private party classifieds and online classified advertisement placement, which are primarily administered locally.

In addition, Postmedia has digital advertising sales specialists to develop digital advertising opportunities for its newspapers. Currently, a significant portion of the Corporation’s local and national sales forces sell both newspaper and digital media and online advertising.

National advertising takes the form of advertisements primarily from large national companies. The sale of national advertisements is handled by PIA, which employs a dedicated sales team that services the Corporation’s group of newspapers and digital properties and provides individual newspapers with advertising sales representation, insertion order processing and invoice remittance. The largest segment of the Corporation’s total advertising revenues is its advertising that runs in the printed newspaper, often referred to as Postmedia’s “run-of-print” advertising revenue. In fiscal 2011, national advertisements accounted for approximately 46% of total run-of-print newspaper advertising revenue. No single customer is dominant and the renewal rate for all national customers is high. PIA also represents several third-party publishers and publications acting as their national advertising sales agent on a commissioned basis. In fiscal 2011, the Corporation generated approximately $1.4 million in commission revenue from representing third-party print media organizations.

Production and Services

Circulation and distribution

The Corporation’s circulation revenue is generated from home delivery sales, single copy sales made through retailers and vending boxes, and corporate bulk sales. Newspapers are shipped from the Corporation’s printing plants to depot drop locations or single copy retail outlets by independent trucking companies in each market. Postmedia’s newspaper distribution is carried out primarily by independent distributors and carriers along with other third-party distributors that deliver newspapers to subscribers. These third-party distribution networks enable the Corporation to operate via short-term contracts and reduce supplier concentration issues. Single copies are also sold through vending boxes and retail outlets in the relevant circulation areas.

The Corporation benefits from agreements with distributors which provide for the delivery of newspapers from printing facilities to bulk locations, retailers, vending boxes and residential and corporate subscribers. Typically, a newspaper division is party to several distribution agreements, covering different stages of delivery and geographical areas.

For fiscal 2011, approximately 78% of the Corporation’s circulation revenue was derived from home delivery subscriptions, 19% from single copy sales and the remaining 3% from corporate/bulk, Newspapers in Education and electronic sales. As of August 31, 2011, the Corporation had an average of 754,601 subscribers for home delivery, as compared to an average of 807,317 subscribers for home delivery as of August 31, 2010. Aggregate average daily paid circulation for Corporation’s daily paid newspapers, print and online editions, was approximately 1.2 million copies for fiscal 2011. Total distribution costs, including cartage and carriers, for the Corporation were approximately $147 million for fiscal 2011, or 18.0% of its consolidated operating costs.

The Corporation offers pre-authorized monthly payment programs to its subscribers. These automatic credit card and bank debit payment programs lower the cost of collection and enhance subscriber retention. Pre-authorized payments were used by approximately 72.1% of the Corporation’s National Post and daily metropolitan newspaper subscribers during fiscal 2011.

In addition to distributing newspapers, Postmedia also offers three types of insert distribution services:

•	Paid subscriber base—distribution to existing newspaper subscribers;

•	Extended market coverage—distribution of flyers or other materials to non-subscriber households; and

•	Total market coverage—both subscriber and non-subscriber households for full coverage to specific areas.

These distribution options allow broader penetration of the Corporation’s markets, allowing advertisers to target specific demographic and geographic segments. In addition, Flyer Force, a distribution service for advertising flyers, distributes insert packages to non-subscribers in Calgary, Edmonton and Ottawa providing extended market coverage for their associated Postmedia newspapers (the Herald, the Journal and the Citizen).

Customer service

The Corporation has entered into outsourcing agreements with APAC Customer Services, Inc. (“APAC”), pursuant to which services provided by the Corporation’s subscriber services call centre in Winnipeg, Canada (Reach Canada) have been transitioned to APAC. These services include answering and handling incoming customer calls and customer service inquiries online and complaints.

Printing

Other than with regard to the National Post in certain markets and certain of our community publications, the Corporation owns all of the manufacturing equipment for its newspapers and other publications, including printing presses and mailroom inserting equipment. The National Post is printed by different printers (owned or third party) across the country.

In some markets, in order to improve the operating efficiency of its printing presses, the Corporation also uses its printing press capacity to print advertising inserts, flyers and other third-party publications.

The Corporation’s College Printers plant, which printed The Globe and Mail for distribution in British Columbia, was shut down on September 30, 2010 when its contract to print The Globe and Mail expired. Postmedia has outsourced the other printing formerly done at the College Printers plant to a commercial plant because it was not economically viable to continue operating the plant. Revenue associated with Postmedia’s contract to print The Globe and Mail at the College Printers plant was approximately $12.6 million in fiscal 2010.

Outsourcing

As part of Postmedia’s ongoing focus on cost containment, various outsourcing initiatives were implemented. In fiscal 2011 Postmedia completed the outsourcing of advertising production at certain of its daily newspapers to lower cost suppliers in the Philippines and India. Postmedia has also outsourced certain call centre operations to the Dominican Republic. Except for the Ottawa market, the National Post is printed by various third parties in all other regions in Canada where the National Post is distributed.

Competitive Conditions

Postmedia faces competition in each of its markets as information is now widely disseminated in many media on both a local, national and international basis. Participants in the newspaper publishing industry depend primarily upon advertising sales, paid subscriptions and single copy newspaper sales in order to generate revenue.

Competition for advertising, subscribers, readers and distribution is intense and comes primarily from television; radio; local, regional and national newspapers; magazines; free publications; direct mail; internet; telephone directories; and other communications and advertising and subscriber-based media that operate in these markets. In recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising platforms, including new media outlets, and this shift may be permanent. Participants in the online media industry also depend upon the sale of advertisements and paid subscriptions in order to generate revenue. The online media industry experiences additional competitive challenges because barriers to entry are low and geographic location is less relevant.

In addition, there is increasing consolidation in the Canadian newspaper publishing and other media industries, and competitors increasingly include market participants with interests in multiple media. These competitors may be more attractive than Postmedia to certain advertising agencies because they may be able to bundle advertising sales across newspaper, television and internet platforms. Some of these competitors also have access to greater financial and other resources than Postmedia does.

The Canadian newspaper industry is comprised of approximately 94 paid daily newspapers, including 18 English-language newspapers with circulation in excess of 50,000 copies per day. According to the Television Bureau of Canada (“TVB”) 2010 Net Advertising Volume, newspapers in Canada held a 28.2% share (18.3% daily and 9.9% non-daily) of annual advertising expenditures in 2010.

The Canadian daily newspaper industry’s revenue was $3.1 billion in 2010, with 74% of that revenue derived from print and online advertising and the balance from circulation, according to Newspapers Canada. Canadian newspaper publishers typically sell advertising based primarily on readership and secondarily on circulation. In contrast, U.S. newspaper publishers typically sell advertising based solely on circulation figures. While paid daily circulation has declined in both Canada and the U.S. in recent years, print readership has remained relatively steady in Canada and readership of online newspapers has increased. According to 2010 NADbank survey data, an estimated 14.2 million Canadians (73% of the Canadian population ages 18 and over) read a print version of a daily newspaper at least once a week in 2010 compared to 14.0 million in 2006. In addition, readership of online editions of Canadian daily newspapers has grown by approximately 50% since 2006 and combined weekly readership of print and online newspapers has increased from approximately 14.5 million readers in 2006 to approximately 15.0 million readers in 2010.

Newspapers attract a relatively high percentage of local advertising in Canada. The Corporation believes local radio is the primary competitor to local newspapers for Canadian retail advertisers who utilize daily newspapers and local radio more than television or digital media.

According to TVB and the Newspaper Association of America, net daily newspaper advertising revenues have declined less in Canada than in the U.S. From 2009 to 2010, Canadian newspaper net advertising revenues increased by 3.5% whereas U.S. newspaper net advertising revenues declined by 8.2%.

Components

Newsprint is the principal raw material used in the production of Postmedia’s daily newspapers and other print publications. It is a commodity that is generally subject to price volatility. Newsprint expenses fluctuate due to both changes in volume and changes in price.

Postmedia’s cost of newsprint is influenced by its strong supplier relationships, volume purchasing power, proximity to Canadian paper mills and regional supply arrangements that reduce transportation costs. The Corporation opportunistically enters into newsprint purchase agreements with varying terms of up to 12 months depending on external factors such as foreign export demand, North American mill capacity, operating rates and inventory. The cost of newsprint for Postmedia’s newspapers was 8% of its operating costs in fiscal 2011. The Corporation used approximately 97,000 metric tonnes of newsprint in fiscal 2011. Changes in newsprint prices can significantly affect its operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our operating expenses by approximately $5.0 million on an annualized basis.

Intangible Properties

Postmedia uses a number of trademarks, service marks and trade names to identify its products and services. Many of these trademarks are registered by the Corporation in the appropriate jurisdictions. In addition, the Corporation has legal rights in the unregistered marks arising from their use. Postmedia has taken affirmative legal steps to protect its trademarks, and it believes its trademarks are adequately protected.

The content of Postmedia’s newspapers and websites is protected by copyright. The Corporation owns copyrights in each of its publications as a whole and in all individual content items created by its employees in the course of their employment, subject to limited exceptions. Postmedia has entered into licensing agreements with wire services, freelancers and other content suppliers on terms that it believes are sufficient to meet the needs of its publishing operations. Postmedia believes that it has taken appropriate and reasonable measures to secure, protect and maintain its rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by the Corporation.

Postmedia has registered a number of domain names, many of which constitute trademarks, service marks and trade names used in its business, under which it operates websites associated with its publishing and online operations. As every Internet domain name is unique, its domain names cannot be registered by other entities as long as its registrations are valid.

Postmedia’s intellectual property constitutes a significant part of the value of its company. The Corporation relies on the trademark, copyright, internet/domain name, trade secret and other laws of Canada and other countries, as well as nondisclosure and confidentiality agreements, to protect Postmedia’s intellectual property rights. However, the Corporation may be unable to prevent third parties from using its intellectual property without its authorization, breaching any nondisclosure agreements with the Corporation, acquiring and maintaining domain names that infringe or otherwise decrease the value of its trademarks and other proprietary rights, or independently developing intellectual property that is similar to the Corporation’s, particularly in those countries that do not protect the Corporation’s proprietary rights as fully as in Canada.

Third parties may challenge the validity or scope of Postmedia’s intellectual property rights from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources, which could have an adverse effect on the Corporation’s operations.

Cycles

Postmedia’s revenues largely depend on its retail customers’ advertising budgets. Advertisers’ budgets tend to be cyclical, reflecting the general economic climate and consumers’ buying habits. As a result, Postmedia’s revenue has experienced, and is expected to continue to experience, significant seasonality due to advertising patterns and influences on people’s media consumption habits. Typically, the Corporation’s revenue is lowest during the fourth quarter of its fiscal year, which ends in August, and highest during the first quarter of its fiscal year, which ends in November, as a result of the increase in retail sales advertising. These seasonal variations may lead to increased borrowing needs at certain points within the year. As a result of these seasonal revenue patterns, Postmedia may use amounts available under the ABL Facility to mitigate the impact of short-term fluctuations in cash flow.

Environmental Protection

Postmedia’s operations are subject to a variety of laws and regulations concerning, among other things, emissions to the air, water and land, sewer discharges, handling, storage and disposal of, or exposure to, hazardous substances and wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment and employee health and safety. The Corporation uses and stores hazardous substances such as inks and solvents in conjunction with its operations at its printing facilities. Such hazardous substances have in the past been stored in underground storage tanks at some of the Corporation’s properties.

Some of its printing and other facilities are located in areas with a history of long-term industrial use, and may be impacted by past activities onsite or by contamination emanating from nearby industrial sites. In the past, Postmedia has had contamination resulting from leaks and spills at some of its locations. It has incurred and will continue to incur costs to comply with environmental, health and safety requirements, and it has incurred costs to clean up spills and releases of hazardous substances; but, to date, such costs have not been material. See the risk factor contained in the MD&A attached hereto as Exhibit 15.2 entitled “We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our business or operations in the future.”

Regulation

The publication of newspapers in Canada is not directly regulated by federal or provincial laws. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Tax Act. The Tax Act limits the deductibility by Canadian taxpayers of expenditures for advertisements in issues of newspapers other than, except in limited circumstances, “Canadian issues” of “Canadian newspapers.”

In order to qualify as a “Canadian issue,” the issue generally must have its type set in Canada, be edited in Canada by individuals resident in Canada for purposes of the Tax Act and be printed and published in Canada.

The test of whether a newspaper is a “Canadian newspaper” depends on the jurisdiction, governance, factual control and share ownership of the corporation which directly publishes the newspaper. Our newspapers are directly published by Postmedia Network Inc. In order to satisfy the requirements of a “Canadian newspaper” (subject to a statutory 12 month grace period), Postmedia Network Inc. must satisfy the following: (i) the corporation must be incorporated under the laws of Canada or a province thereof, (ii) the chairperson or other presiding officer and at least 75% of the directors or other similar officers of the corporation must be Canadian citizens, and (iii) the corporation must not be controlled, in fact, directly or indirectly, by citizens or subjects of a country other than Canada.

In addition, under the share ownership requirements, at least 75% of the voting shares of Postmedia Network Inc. and shares having a fair market value in total of at least 75% of the fair market value of all issued shares of the corporation, must be beneficially owned by either (i) Canadian citizens or (ii) one or more corporations incorporated in Canada each of which is a public corporation a class or classes of shares of which are listed on a designated stock exchange in Canada (which includes the TSX) other than a public corporation controlled by citizens or subjects of a country other than Canada (“Qualifying Public Corporations”). Postmedia Network Inc. is a directly, wholly-owned subsidiary of the Corporation; accordingly, the Corporation must itself be a Qualifying Public Corporation.

Issues of Postmedia Network Inc.’s newspapers qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and as a result advertisers currently have the right to deduct their advertising expenditures for Canadian tax purposes. Specifically, upon the listing of the Shares, the Corporation became a Qualifying Public Corporation and, as such, our newspapers qualify as “Canadian newspapers.”

C. Organizational Structure

The following chart illustrates Postmedia’s structure and its material subsidiary.

D. Property, Plant and Equipment

Postmedia operates from facilities located in each of its major markets, including its head office located at 1450 Don Mills Road, Toronto, Ontario. The facilities meet the Corporation’s current needs and Postmedia believes they are adequate to meet anticipated future demands. The Corporation owns most of the facilities at which it conducts its business and leases the remainder. The following table provides certain information with respect to Postmedia’s largest facilities, both owned and leased.

Location of facilities	Office or production	Area (sq. ft.)	Leased or owned
Victoria, BC	Combined facilities	105,067	Owned
Nanaimo, BC	Combined facilities	29,148	Owned
Vancouver, BC	Office	103,821	Leased
Surrey, BC	Production	208,047	Owned
Edmonton, AB	Production	129,483	Leased
	Office	187,000	Owned
Calgary, AB	Combined facilities	383,000	Owned
Regina, SK	Combined facilities	103,946	Owned
Saskatoon, SK	Combined facilities	110,000	Owned
Winnipeg, MB	Office	72,378	Leased
Windsor, ON	Office	65,000	Owned
	Production	60,000	Owned
Toronto, ON	Office	147,156	Owned
Ottawa, ON	Combined facilities	190,000	Owned
Montreal, QC	Office	69,180	Leased
	Production	165,000	Owned

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

See “Operating Results” in the MD&A, attached hereto as Exhibit 15.2.

B. Liquidity and Capital Resources.

See “Liquidity and Capital Resources” in the MD&A, attached hereto as Exhibit 15.2.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information.

See “Key Factors Affecting Operating Results” in the MD&A, attached hereto as Exhibit 15.2.

E. Off-Balance Sheet Arrangements.

See “Guarantees and Off-Balance Sheet Arrangements” in the MD&A, attached hereto as Exhibit 15.2.

F. Tabular Disclosure of Contractual Obligations.

See the table included in “Financial Instruments and Financial Instruments Risk Management – Liquidity Risk” in the MD&A, attached hereto as Exhibit 15.2.

G. Safe Harbor.

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Name, Occupation and Security Holding

The following table sets forth the names and municipalities of residence of those individuals who are directors and executive officers of the Corporation as of November 16, 2011, their current positions or offices with the Corporation and their principal occupation:

Name and Municipality of Residence	Position with the Corporation	Principal Occupation if Different from Position Held
Paul Godfrey	Director, President and Chief	—
Toronto, Ontario	Executive Officer

Ronald W. Osborne(5)	Director and Chair	Chairman - Sun Life Financial Inc.
Toronto, Ontario

Charlotte Burke(1)(4)(5)	Director	Consultant
Toronto, Ontario

Hugh F. Dow(2)(4)(5)	Director	Corporate Director
Toronto, Ontario

David Emerson(1)(3)(5) Vancouver, British Columbia	Director	Corporate Director and Public Policy Advisor

John Paton(2)(4) New York, United States	Director	Chief Executive Officer, Digital First Media Inc. and Chief Executive Officer of Journal Register Company and MediaNews Group Inc.

Graham Savage(1)(2)(5)	Director	Corporate Director
Toronto, Ontario

Steven Shapiro(3) New York, United States	Director	Founding Partner and Portfolio Manager, GoldenTree Asset Management LP

Peter Sharpe(2)(3)(5)	Director	Corporate Director
Toronto, Ontario

Robert Steacy(1)(2)(5)	Director	Corporate Director
Toronto, Ontario

Douglas Lamb	Executive Vice President and	—
Toronto, Ontario	Chief Financial Officer

Kevin Bent	President and Publisher, Pacific	—
Vancouver, British Columbia	Newspaper Group and Executive Vice President, Western Canada

Alvin Brouwer	President, Business Ventures	—
Toronto, Ontario

Gordon Fisher	President, National Post and	—
Toronto, Ontario	Executive Vice President Eastern Canada

Michelle Hall	Senior Vice President, People	—
Toronto, Ontario

Wayne Parrish	Chief Transformation and	—
Toronto, Ontario	Revenue Officer

Gillian Akai	Vice President, Legal Affairs and	—
Toronto, Ontario	Secretary

Notes:

(1)	Members of the Audit Committee.
(2)	Members of the Compensation and Pension Committee.
(3)	Members of the Nominating and Governance Committee.
(4)	Members of the Digital Oversight Committee.
(5)	Independent member of the Board.

As a group, the directors and executive officers of the Corporation, as of November 15, 2011, beneficially own or exercise control or direction, directly or indirectly, over 182,716 Voting Shares (representing 15.33% of the total Voting Shares issued and outstanding) and 70,453 Variable Voting Shares (representing 0.18% of the total Variable Voting Shares issued and outstanding).

In order to ensure stability and consistency following the CCAA process and related transactions, including the Acquisition, each director has been elected for an initial term ending on the date of the second annual general shareholders meeting following the date of this annual report or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of his or her death, removal or other cause.

Biographies

The following are brief current profiles of our directors and executive officers, including a description of each individual’s principal occupation within the past five years.

Paul Godfrey (Director)

Mr. Godfrey is the President and Chief Executive Officer of Postmedia Network Inc. Prior to this he served as President and Chief Executive Officer of National Post Inc., President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, and spent 16 years with Sun Media Corporation, eventually taking the role of President and Chief Executive Officer. Mr. Godfrey has a proud record of public service including a record four terms (11 years) as the Chairman of the Municipality of Metropolitan Toronto. He is the Chair of the Ontario Lottery and Gaming Corporation, Chairman of the board of RioCan Real Estate Investment Trust and currently serves on various other boards including, Astral Media Inc., Mobilicity (formerly known as Data & Audio Visual Enterprises Mobility), Cargojet Income Fund and serves as Vice Chair of Baycrest Centre for Geriatric Care.

Ronald W. Osborne (Director and Chair)

Mr. Osborne is also Chairman of the board of Sun Life Financial Inc., an international financial services organization, and Sun Life Assurance Company of Canada; positions he has held since May, 2005. Prior to this he was President and Chief Executive Officer of Ontario Power Generation Inc., an executive with the BCE group of companies, and held various positions at Maclean Hunter, including President and Chief Executive Officer. In addition, Mr. Osborne currently sits on the board of directors of Holcim (Canada) Inc. and Tim Hortons Inc. and is trustee of RioCan Real Estate Investment Trust.

Charlotte Burke (Director)

Ms. Burke operates a consulting firm focused on commercializing new technologies for both start-ups and large companies. She is also an advisor with the MaRs Innovation Centre and Next 36. Prior to assuming her current positions, Ms. Burke was the Senior Vice President of Sales and Marketing, Americas for Hewlett Packard and President of Asurion Canada. In 2010, Ms. Burke served with the venture capital division of the Business Development Bank of Canada. From 2001-2008, Ms. Burke served as an officer and senior vice president with Bell Canada, where she led the consumer internet business, Bell Mobility’s digital cellular business and new product development. Ms. Burke currently sits on the following boards and advisory councils: the Ontario Lottery and Gaming Corporation, Acadia University, the MaRS Ontario Innovation Center and Polar Mobile Inc.

Hugh F. Dow (Director)

Mr. Dow also serves as a director of Quarto Communications Inc. Mr. Dow retired as Chairman of Mediabrands Canada in December, 2010. Prior to this Mr. Dow held global responsibilities with Universal McCann, the global media network of which M2 Universal is the Canadian arm. Mr. Dow has also held many key industry positions including Vice Chairman of BBM Bureau of Measurement, Director and Chairman of Canadian Media Directors’ Council, Chairman of PMB Print Measurement Bureau, Chairman and Director of ABC Audit Bureau of Circulation, and Chairman of Media Medical Audience Committee.

David Emerson (Director)

Mr. Emerson P.C. is a Corporate Director, Public Policy Advisor and serves as a senior advisor to CAI Capital Management Co., a private equity fund. Nationally, he has held senior positions with the Government of Canada that included Minister of Foreign Affairs, Minister of International Trade with responsibility for the Asia Pacific Gateway initiative and the 2010 Vancouver Olympics, and Minister of Industry. In British Columbia, Mr. Emerson was the Province’s Deputy Minister of Finance, Secretary to Treasury Board and Deputy Minister to the Premier, Secretary to Cabinet. He has also served in leadership roles in the private sector, including President and CEO of Canfor Corporation, President and CEO of the Vancouver International Airport Authority, and Chairman and CEO of Canadian Western Bank. Mr. Emerson currently serves on the Board of Directors of Finning International Inc., Stantec Inc., TimberWest Forest Corporation, Chorus Aviation Inc., and D-Wave Systems Inc. In addition, Mr. Emerson is Chair, Alberta Premier’s Economic Strategy Council; Chair, Energy Policy Institute of Canada; Co-Chair, Prime Minister’s Advisory Committee on the Public Service, and a member of China Investment Corporation International Advisory Council.

John Paton (Director)

In September, 2011 Mr. Paton was appointed Chief Executive Officer of Digital First Media Inc., a company that manages the Journal Register Company and MediaNews Group Inc. Together these companies represent the second largest newspaper company in the United States. Mr. Paton also serves as a director of the Journal Register Company and MediaNews Group Inc. Previously, Mr. Paton was with impreMedia LLC, a media company that he co-founded in 2003, where he served as Chairman, Chief Executive Officer and President. Prior to joining impreMedia, Mr. Paton was the Chief Executive Officer of Canoe Inc. Mr. Paton was also Vice President of Sun Media Corporation and is the former Publisher and Chief Executive Officer of the London Free Press and the Ottawa Sun. Mr. Paton currently sits on the Board of Directors of the Newspaper Association of America and is a member of the International Board of Directors of the International News Marketing Association. He also serves on the Board of Advisors for the City University of New York Graduate School of Journalism.

Graham Savage (Director)

Mr. Savage is the non-executive Chairman and Founding Partner of Callisto Capital, a merchant banking firm. Prior to that, Mr. Savage spent 21 years as a senior officer at Rogers Communications Inc. He is currently a director of Canadian Tire Corp., Canadian Tire Bank, Cott Corporation and Whistler Blackcomb Holdings Inc. Mr. Savage previously served as a director of Rogers Communications Inc., Sun Media Corp., Royal Group Technologies Ltd., Hollinger International Inc. and The Daily Telegraph (UK), among others.

Steven Shapiro (Director)

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree Asset Management, and is a member of its Executive Committee. He is responsible for the firm’s investments in media and communications as well its investments in distressed assets. Prior to joining GoldenTree, Mr. Shapiro was a Managing Director in the High Yield Group at CIBC World Markets, where he headed Media and Telecommunications Research. He is a member of the boards of various corporate and not-for-profit entities, including Source Home Entertainment, Inc., the holding company of Source Interlink; Southern Community Newspapers, Inc.; James Cable, LLC; and RDA Holdings, the parent company of The Readers’ Digest Association.

Peter Sharpe (Director)

Mr. Sharpe retired as President and CEO of Cadillac Fairview Corporation in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a Director of the International Council of Shopping Centers, Morguard Corporation, Sunnybrook Hospital Foundation, Multiplan (Brazil) and First Industrial REIT.

Robert Steacy (Director)

Mr. Steacy retired in 2005 after spending more than 16 years as the senior financial officer of Torstar Corporation. Mr. Steacy is a director and chair of the Audit Committees of Domtar Corporation and Cineplex Inc. and a director of CIBC. From 2005 to 2007 he served on the Boards of Alliance Atlantis Communications Inc. and Somerset Entertainment Income Fund.

Douglas Lamb (Executive Vice President and Chief Financial Officer)

Mr. Lamb was appointed as Executive Vice President and Chief Financial Officer of Canwest LP in 2005. He is a veteran Canadian newspaper executive. Mr. Lamb also served as Vice President of Corporate Development of Metroland, the community publishing business of Torstar Corporation. Prior to his employment with Torstar Corporation, he held a variety of financial roles at Hollinger International Inc. and Southam Inc.

Kevin Bent (President and Publisher, Pacific Newspaper Group and Executive Vice President, Western Canada)

Mr. Bent was appointed as President and Publisher of Pacific Newspaper Group in September 2006. His primary responsibilities are for The Vancouver Sun and The Province in Vancouver, British Columbia. In July 2010, Mr. Bent also assumed responsibility for the Calgary Herald and the Edmonton Journal. Previously, he was Senior Vice President Sales, Canwest Media Sales from 2005 to 2007 where he was responsible for the division national sales strategy. Mr. Bent also held the position of Vice President, Advertising Sales for the Pacific Newspaper Group, and Vice President, Advertising Sales of the Ottawa Citizen. Prior to his employment in the newspaper industry, he spent 10 years with General Foods and Kraft General Foods in various sales and marketing management positions.

Alvin Brouwer (President, Business Ventures)

Mr. Brouwer was appointed in September 2010 to expand Postmedia’s digital presence through strategic partnerships, new business models and revenue streams. Mr. Brouwer is a seasoned industry veteran with three decades of experience in publishing, distribution and digital media and has served as a director of save.ca and leasebusters.com. Mr. Brouwer was most recently the Vice President, Advertising and Product Development at Metroland Media.

Gordon Fisher (President, National Post and Executive Vice President Eastern Canada)

Mr. Fisher is the President of National Post and the Executive Vice President Eastern Canada of Postmedia. Mr. Fisher has an extensive media background. He has held a number of senior executive positions in many Canadian cities on both the editorial and business sides of the media industry. Prior to his appointment as publisher of the National Post, Mr. Fisher served as President, News and Information, Canwest Global, with responsibilities covering newspaper, television and digital information. Other responsibilities of note include roles as editor-in-chief, general manager and publisher of the Ottawa Citizen; publisher of the Kingston-Whig Standard and managing editor of the Vancouver Sun.

Michelle Hall (Senior Vice President, People)

Ms. Hall was appointed as Senior Vice President, People of a predecessor Canwest LP entity in 2008. She oversees the development and implementation of the Corporation’s human resources’ strategy. Previously, she served as Vice President, Human Resources of the Canadian operations of Canwest Media Inc. between 2005 and 2008. Prior to joining Canwest, Ms. Hall held senior level human resources roles at a variety of organizations, most recently at the Canada Life Assurance Company.

Wayne Parrish (Chief Transformation and Revenue Officer)

Mr. Parrish was appointed in July 2010 to head up Postmedia’s business transformation and in July 2011 became the Company’s Chief Transformation and Revenue Officer. Mr. Parrish spent the first two decades of his career as a journalist and was a senior executive with Sun Media Corporation during a period that culminated in a management buyout of the company from Rogers Communication Inc., and eventual sale to Quebecor Inc. He has been General Manager and Executive Editor of the Toronto Sun, Vice-President-Strategy at Sun Media, Chairman, President & CEO of the CANOE Online Network, President & CEO of Quebecor New Media, President & CEO of Sport Media Group and President and CEO for Canada Basketball.

Gillian Akai (Vice President, Legal Affairs and Secretary)

Ms. Akai was appointed to the role of Vice President, Legal Affairs and Secretary in July 2010. Previously she served as Director, Legal Affairs/Legal Counsel for Canwest Media Inc. from April 2006 to July 2010. Ms. Akai was previously in private legal practice in the Toronto office of Fraser Milner Casgrain LLP.

Cease Trade Orders or Bankruptcies

Other than as described below, no director or executive officer of Postmedia is, or within 10 years before the date hereof, has been: (a) a director, chief executive officer or chief financial officer of any company (including Postmedia) that, (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

On October 6, 2009, the subordinate voting shares and the non-voting shares of Canwest Global Communications Corp. (“Canwest Global”) were suspended from trading on the TSX while a review to determine whether the Company was meeting the continued listing requirements was being conducted. On October 15, 2009, Canwest Global received a notice from the TSX informing the company that its subordinate voting shares and non-voting shares would be delisted from the exchange effective November 13, 2009 for failure to meet the continued listing requirements. In response to this notice, on November 13, 2009, Canwest Global announced that its subordinate voting shares and non-voting shares would begin trading on the TSX Venture Exchange effective November 15, 2009. Messrs. Paul Godfrey and Douglas Lamb were senior officers of certain subsidiaries of Canwest Global throughout the period described above.

Other than as described below or to the knowledge of the Corporation, no director, executive officer or shareholder holding a sufficient number of securities to affect materially the control of Postmedia: (a) is at the date hereof, or has been with 10 years before the date hereof, a director or executive officer of any company (including Postmedia) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, or within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Prior to their mandates with Postmedia, Messrs. Godfrey, Lamb and Bent were executive officers of certain of the LP Entities (defined below). On January 8, 2010, the Ontario Superior Court of Justice issued an order that, among other things, granted the LP Entities protection from their creditors under the Companies’ Creditors Arrangement Act, R.S.C. 1985 c. C-36, as amended (the “CCAA”). Postmedia acquired substantially all of the newspaper and online publishing and digital media businesses previously owned by the LP Entities pursuant to a plan of compromise or arrangement that was implemented during the course of the LP Entities’ proceedings under the CCAA, which we refer to herein as the Acquisition. The LP Entities remain under CCAA protection as of the date hereof.

Mr. Osborne served on the board of directors of Air Canada from May 1999 to September 2004. In September 2004 Air Canada completed a court-sanctioned restructuring process and implemented a plan of arrangement under the corporate and insolvency laws of Canada. Mr. Osborne also served on the board of directors of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) from April 1996 to September 1997 and from June 2005 to June 2006. On March 10, 2006 the Nortel Companies announced that the filing of certain 2005 financial statements would be delayed. The Ontario Securities Commission issued a management cease trade order on April 10, 2006, prohibiting all of the directors, officers and certain current and former employees from trading in securities of the Nortel Companies until two Business Days following the receipt by the Ontario Securities Commission of all of the filings the Nortel Companies were required to make pursuant to Ontario securities laws. The British Columbia Securities Commission and Québec Securities Commission also issued similar orders. Mr. Osborne was not subject to the orders issued by the British Columbia Securities Commission and the Québec Securities Commission. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006. The British Columbia Securities Commission and the Québec Securities Commission also lifted their cease trade orders shortly thereafter.

Mr. Savage was a director of Microcell Inc. when it filed for protection under the CCAA. Mr. Savage was a director of Sun-Times Media Group, Inc. (“Sun Times”), formerly Hollinger International Inc. He served as a director of that company from July, 2003 until November, 2009. On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim MD&A for the three-month period ended March 31, 2004 and its annual financial statements, MD&A and Annual Information Form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against an insider of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect. Sun Times filed for protection under Chapter 11 of the United States Bankruptcy Code in April 2009.

Mr. Shapiro was a director of Reader’s Digest Association Inc. (“Reader’s Digest”) until August 2009. Reader’s Digest filed for Chapter 11 bankruptcy protection in August 2009, after Mr. Shapiro’s departure from its board.

Penalties or Sanctions

No director, executive officer or, to the knowledge of the Corporation, shareholder, to the knowledge of the Corporation, holding a sufficient number of securities to affect materially the control of Postmedia, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of interest

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its Executive Committee. GoldenTree and certain investment funds for which it serves as investment adviser purchased US$100 million in aggregate principal amount of the senior secured notes issued by Postmedia Network Inc. (a wholly-owned subsidiary of Postmedia) in connection with the Acquisition. In addition, GoldenTree or certain investment funds for which GoldenTree serves as investment adviser, provided US$100 million in aggregate principal amount of Postmedia Network Inc.’s term loan facility in connection with the Acquisition. In April 2011, as part of the refinancing of the term loan facility, GoldenTree acquired additional senior secured notes under the first amendment to the term loan facility.

GoldenTree and certain investment funds for which it serves as investment advisor are also the holder of 11,139,621 Variable Voting Shares of Postmedia. GoldenTree’s combined debt and equity holdings may give rise to a potential conflict of interest.

Nominating Agreement

On July 13, 2010 the Corporation entered into a nominating agreement with GoldenTree, a principal shareholder of the Corporation. Pursuant to this agreement, for so long as GoldenTree (or certain investment funds for which GoldenTree serves as investment adviser) beneficially owns or exercises control or direction over a minimum of 10% of the outstanding Shares of the Corporation, GoldenTree has the right to select one individual, who shall be presented to the shareholders of the Corporation as part of management’s proposed list of nominees to serve as a director on the Board of the Corporation at any shareholder meeting at which directors of the Corporation are being elected. The current nominee of GoldenTree on the Board is Mr. Shapiro. Upon termination of the agreement the then current nominee of GoldenTree shall fulfill his or her term as member of the Board and GoldenTree shall cease to have any nomination rights on a going forward basis.

B. Compensation.

The following discussion describes the significant elements to be included in our executive compensation program, with particular emphasis on the process for determining compensation payable to the President and Chief Executive Officer, or the “CEO,” the Executive Vice President & Chief Financial Officer or the “CFO,” and, other than the President and Chief Executive Officer and the Executive Vice President & Chief Financial Officer, each of our three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (collectively, the “Named Executive Officers” or “NEOs”). In addition, it describes and explains Postmedia’s compensation philosophy and objectives and the significant elements of compensation of the Company’s Named Executive Officers during the 2011 fiscal year.

The NEOs for fiscal 2011 were:

•	Paul Godfrey, CEO

•	Douglas Lamb, CFO

•	Kevin Bent, President and Publisher, Pacific Newspaper Group and Executive Vice President, Western Canada

•	Gordon Fisher, President, National Post and Executive Vice President, Eastern Canada

•	Malcolm Kirk, Executive Vice President, Digital Media [1]

Compensation Discussion and Analysis

Our Board makes decisions on each element of compensation as it pertains to salaries, annual bonuses and equity incentive compensation based on recommendations made by the Compensation and Pension Committee for the President and Chief Executive Officer and our other NEOs and approves corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer and our other NEOs. In making recommendations for Board approval, the Compensation and Pension Committee reviews the compensation arrangements for the CEO and for the other NEOs based on competitive benchmarking information presented by Management. As noted in “Competitive Benchmarking”, a comprehensive benchmarking exercise was not conducted in fiscal 2011.

[1]	Mr. Kirk’s employment with the Company ended November 7, 2011.

Executive Compensation Components and Their Objectives

Postmedia’s executive compensation program is comprised of the following compensation components:

•	base salary;

•	annual short term incentives (annual bonuses);

•	long term management incentives, which include stock options and restricted share units (“RSUs”);

•	pension benefits; and

•	perquisites.

The primary objective of our executive compensation program is to attract and motivate key executives to carry out business strategies that are aligned with the creation of shareholder value. The level of compensation paid to each NEO is based on the executive’s qualifications, experience, responsibility and performance.

Salary

Base salary remunerates executives for discharging job requirements. The NEO’s base salary represents a fixed level of cash compensation and it is reviewed annually by the Compensation and Pension Committee with recommendations to the Board for their approval, with the goal of ensuring that each NEO is paid fairly, taking into consideration the requirements of the position, the executive’s performance, knowledge, skills, experience and equity with other executives within Postmedia and compared to the external market for competitiveness. The Company’s cash compensation policy targets its base salary compensation for the NEOs at the median level or just above, based on external market considerations, organizational and individual performance.

Annual Short Term Incentive Plan (“STIP”)

The annual short term incentive plan represents variable cash compensation. Short term incentive targets for the NEOs are expressed as a percentage of base salary and are determined based on competitive market practices and the program is designed to attract and motivate executive performance. The Compensation and Pension Committee recommends for approval by the Board, the short term incentive plan design, performance measures, weightings and targets for each fiscal year.

The Company’s cash compensation policy targets short term incentives at median or typical levels for the NEOs with the purpose of being externally competitive while incenting for maximum performance to achieve Company goals.

In designing the plan, the goal is to align the payouts with the business strategy and to motivate plan participants to achieve defined goals. The CEO is eligible for 100% of base salary at target and the other four NEOs are eligible for 50% of base salary at target.

For fiscal 2011, plan payouts were based upon the level of achievement of targets (established for purposes of the STIP) based on operating profit before amortization and restructuring and other items. The CEO and CFO were measured 100% against consolidated operating profit before amortization and restructuring and other items(1) (the “Consolidated Operating Target”). The other three NEOs were measured 50% against the Consolidated Operating Target and 50% against similar targets established for their operating units.

The CEO plan has a minimum payout threshold of 80% of target. The payout is capped at 150% when performance reaches 125% of target. Payouts are graduated proportionately for achievements between 80% and 100% and between 100% and 125% of target. At the start of fiscal 2011, the plan for the other four NEOs was designed so that payments commenced at a threshold achievement of 90% of targets. The plan was capped at a payout of 150% when performance achievement reached 125% of targets.

[1]	Operating profit before amortization and restructuring and other items is a non-GAAP financial measure as described in “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures” in the MD&A, attached hereto as Exhibit 15.2.

In April 2011, the plan for the other four NEOs was changed. The minimum payout threshold was reduced from 90% to 85% and the payout percentage was revised to increase payouts below 94% of goal target achievement. This change was necessary in order to preserve the key design elements of the plan design, encouraging key talent retention while driving employee performance.

The Consolidated Operating Target, as described above, established for the STIP for fiscal 2011 was $226 million, whereas the actual achievement was $201 million. The targets for individual operating units have not been disclosed because disclosure would be detrimental to our competitive position. The level of difficulty in reaching the undisclosed targets is similar to meeting the Consolidated Operating Target.

In determining the payout for the Consolidated Operating Target for fiscal 2011, the Compensation and Pension Committee exercised discretion to increase the target achievement percentage from 89% up to 89.8%. The reason for this change related to an uncontrollable expense which affected the recorded Consolidated Operating Target. This change increased the financial payout from 21% to 25% of target.

Management presented the recommended payouts identified below to the Compensation and Pension Committee and these recommendations were approved by the Board.

The short term incentive award targets and the payout achievement of these targets in fiscal 2011 for the NEOs of the Company are as follows:

Participant Name	Fiscal 2011 Target Payout (as a % of base salary)	Fiscal 2011 Target Payout ($)	Fiscal 2011 Actual Payout ($)
Paul Godfrey	100%	950,000	465,500
Douglas Lamb	50%	225,000	131,250	(1)
Gordon Fisher	50%	200,000	72,500
Kevin Bent	50%	187,500	36,094
Malcolm Kirk	50%	187,500	100,313

Note:

(1)  This amount includes a Board approved discretionary bonus of $75,000 to Mr. Lamb.

(iii) Long Term Management Incentive Plans

The Company has an Option Plan and an RSU Plan that are intended to, among other things, attract, motivate and retain certain executive officers and other grantees and align their interests with the interests of shareholders. The long term incentive programs are designed to reward performance over a ten year period for the Share Option Plan and are provided to senior leaders in value driven roles and key contributors who are critical to the organization’s future. See the subsections entitled “Option Plan” and “RSU Plan,” below.

The Company did not grant Options or RSUs, both as defined below, to its NEOs in fiscal 2011, as Options and RSUs were granted to these individuals on July 13, 2010. Any future grants will be discretionary and subject to the approval of the Board. See “Incentive Plan Awards” and “Outstanding Share-Based Awards and Option-Based Awards,” below. Postmedia may award Options under the Option Plan to its officers, employees or consultants from time to time, based upon the recommendations of the Compensation and Pension Committee.

Pension Plan

Postmedia maintains a defined benefit pension plan (the “Pension Plan”) for its executives which is the same pension plan offered to a majority of other employees in the Company and does not offer a supplemental executive retirement plan. The benefit formula takes into consideration the member’s pensionable earnings and credited service in the plan along with the maximum Canada Pension Plan levels. The formula is: 1.25% multiplied by the final average earnings up to the average yearly maximum pensionable earnings multiplied by the credited service plus 1.75% multiplied by the final average earnings in excess of the average yearly maximum pensionable earnings multiplied by the credited service. The Pension Plan averages the member’s best five years pensionable earnings during the last ten years prior to retirement or termination.

The maximum pension payable under the Plan is as prescribed by the Income Tax Act. An executive officer contributes to the plan an amount of 2.5% up to the yearly maximum pensionable earnings and 5% thereafter.

The Pension Plan also provides for an early retirement subsidy for the executive officers and all participants who take early retirement following the attainment of both age 62 and 10 years of continuous service. A participant retiring after attaining age 55 but before age 62 with 10 or more years of continuous years of service may elect to receive an unreduced deferred retirement income payable at age 62. For a participant retiring after age 55 but before age 62 with less than 10 years of continuous employment, the pension is reduced by a factor of one-third of 1% for each complete month by which the early retirement date precedes the normal retirement date.

Messrs. Bent and Kirk participate in the defined benefit pension plan. Mr. Godfrey is not eligible to participate in the Plan due to his having exceeded the maximum age reached to be eligible to participate in the Plan and Mr. Fisher is in receipt of the pension benefit under the Plan. Mr. Lamb has not elected to participate in the Plan.

Defined Benefit Plan Table as of August 31, 2011

Name	Number of Years Credited Service (#)	Annual Benefits Payable ($)		Accrued Obligation at the Beginning of the Year ($)	Compensatory Change ($)	Non-Compensatory Change ($)	Accrued Obligation at the End of the Year($)
		At Year End	At Age 65
Paul Godfrey	—	—	—	—	—	—	—
Douglas Lamb	—	—	—	—	—	—	—
Kevin Bent	13.0	49,500	106,900	284,000	4,800	30,700	319,500
Gordon Fisher (1)	21.3	52,600	52,600	703,600	—	(22,600)	681,000
Malcolm Kirk	3.7	16,800	115,800	66,400	3,900	6,500	76,800

Note:

(1)	Mr. Fisher is currently receiving annual benefits under this plan of $52,600 based on an election of joint and survivor pension and credited service of 21.3 years at attainment of the pension benefit.

Benefits and Perquisites

Although not considered a primary element of the Compensation Program, the NEOs are entitled to receive various benefits and perquisites. These include health and dental benefits, short and long term disability benefits, life insurance, car allowances and club memberships, with the provision of a car lease available to the CEO.

Summary Compensation Table

The following table summarizes the annual compensation for services to Postmedia in respect of its NEOs for fiscal 2011.

Name and Principal Position	Fiscal Year	Salary ($)		Share- Based Awards(1) ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value(2) ($)	All Other Compensation(3) ($)		Total Compensation ($)
						Annual Incentive Plans	Long- Term Incentive Plans
Paul Godfrey	2011	950,000		—	—	465,500	—	—	170,525	(5)	1,586,025
President and Chief Executive Officer
Douglas Lamb	2011	452,207	(4)	—	—	131,250	—	—	—		583,457
Executive Vice President and Chief Financial Officer
Kevin Bent	2011	380,860	(4)	—	—	36,094	—	4,800	—		421,754
President and Publisher, Pacific Newspaper Group and Executive Vice President Western Canada
Gordon Fisher	2011	400,000		—	—	72,500	—	52,600	388,642	(6)	913,742
President, National Post and Executive Vice President Eastern Canada
Malcolm Kirk	2011	385,243	(4)	—	—	100,313	—	3,900	208,655	(7)	698,111
Executive Vice President, Digital Media

Notes:
(1)	The Company did not grant any share based awards or option based awards during fiscal 2011.
(2)	Refer to the subsection entitled “Pension Plan — Defined Benefit Plan table” for additional details.
(3)	The value of perquisites and benefits for the NEOs other than Messrs. Godfrey, Fisher and Kirk, do not exceed either $50,000 or 10% of the NEOs annual salary, and are therefore not included in All Other Compensation.
(4)	The base salaries of Messrs. Lamb, Bent and Kirk are $450,000, $375,000 and $375,000, respectively. The salaries reported in this table include a payment for a retroactive salary increase for the period ending August 31, 2010.
(5)	This amount includes entertainment expenses totaling $107,474.
(6)	This amount includes a discretionary retention bonus of $366,000. The Company may consider similar payments over the next two years subject to board approval.
(7)	This amount includes $194,255 for relocation and moving costs.

Incentive Plan Awards

Option Plan

The Option Plan is intended to assist Postmedia in attracting, motivating and retaining officers and employees by granting the right to purchase Shares, as applicable, under the Option Plan (“Options”), in order to allow them to participate in the long term success of Postmedia and to promote a greater alignment of their interests with the interests of the shareholders of Postmedia.

Under the Option Plan, Options may be granted to participants in respect of unissued Shares. Participants are current full-time or part-time officers, employees or consultants of Postmedia or certain related entities (herein referred to as “Participants”). The Option Plan is administered by the Board or a committee thereof (the “Plan Administrator”). In administering the Option Plan, the Plan Administrator may determine, among other things, Participants to whom Options are granted and the amounts, terms and conditions relating to Options, including the exercise price, and the time(s) when and circumstances under which Options become exercisable.

The maximum number of Shares that may be reserved for issuance at any time for the exercise of Options under the Option Plan is 3,000,000 Shares or 7.44% of the total number of Shares issued and outstanding. As of August 31, 2011, 1,880,000 Options, including 600,000 tandem Options/RSUs, or 62.67% of the number of Options that are reserved for issuance, have been granted under the Option Plan, representing 4.67% of the total number of Shares issued and outstanding. Therefore, there are currently 1,120,000 Options available to be granted under the Option Plan representing a maximum of 2.78% of the total number of Shares issued and outstanding. All Options will have a fixed exercise price, which shall not be less than the fair market value at the date of grant, being the volume-weighted average trading price of the applicable Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding such date, or if the Shares are not listed and posted for trading on any stock exchange, the fair market value of the Shares as determined by the Board in its sole discretion (“Fair Market Value”). At the election of a Participant, in lieu of exercising an Option a Participant may instead choose to surrender such Option, in whole or in part, in consideration of (i) the difference between the Fair Market Value on the date of exercise of the Shares subject to the Option and the exercise price for such Option (the “Option Value”) in the form of Shares, or (ii) the Option Value in the form of cash, subject to the consent of Postmedia. The term of any Option shall expire on the tenth anniversary of the date of grant, unless otherwise specified by the Plan Administrator at the time of grant, subject to extension of up to ten business days in the event the expiration of an Option would otherwise occur during or within two business days after the end of a Blackout Period (as such term is defined in the Option Plan). Options (including the rights attached thereto) are non-assignable and non-transferable except through devolution by death. The terms and conditions of Options granted under the Option Plan are subject to adjustments in certain circumstances, in the discretion of the Plan Administrator.

The Option Plan limits insider participation such that (i) the number of Shares issuable pursuant to the exercise of Options granted to insiders (as such term is used in the TSX Company Manual) of Postmedia under the Option Plan, together with the number of securities issuable to insiders under Postmedia’s other security based compensation arrangements (as such term is used in the TSX Company Manual), at any time, must not exceed 10% of Postmedia’s issued and outstanding Shares, and (ii) the number of Shares issued to insiders of Postmedia within any one year period pursuant to the exercise of Options, together with the number of securities issued to insiders pursuant to all of Postmedia’s other security based compensation arrangements, shall not exceed 10% of Postmedia’s issued and outstanding Shares.

Under the Option Plan, in the case of the death of a Participant, all outstanding unvested Options granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is one year following the date of death of such Participant; or (ii) the date on which the exercise period of the particular Option expires.

In the case of Incapacity (as such term is defined in the Option Plan), all outstanding unvested Options granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including the date on which the particular Option expires. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested Options granted to such Participant immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date on which the exercise period of the particular Option expires; or (ii) the date that is 90 days following the date of resignation. In the case of Retirement (as such term is defined in the Option Plan) of a Participant, all outstanding unvested Options granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such Options once vested at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is three years following the date of Retirement; or (ii) the date on which the exercise period of the particular Option expires, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options as at the date of Retirement at any time up to and including (but not after) the earlier of the last Business Day on or prior to: (x) the date that is three years following the date of Retirement; or (y) the date on which the exercise period of the particular Option expires. Where a Participant’s employment terminates by reason of termination without Cause (as such term is defined in the Option Plan), unless otherwise determined by the Plan Administrator, all outstanding and unvested Options granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested options to have an extended time period by which such options may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of: (i) the date on which the exercise period of the particular Option expires; and (ii) the date that is 90 days after the Termination Date (as such term is defined in the Option Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any Options held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of an Option in accordance with the terms thereof, a change of control (as such term is defined in the Option Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the change of control at any time after such agreement is entered into or during the Control Period (as such term is defined in the Option Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within sixty days after an act of Constructive Dismissal (as such term is defined in the Option Plan), the Participant’s Options become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a change of control, all outstanding Options shall be replaced with similar options of the entity resulting from the transaction on substantially the same terms and conditions as the Options, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Plan Administrator may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change in Control. In the event the Plan Administrator accelerates the vesting of any outstanding Options (i) provided at least 10 days’ notice has been provided to an Optionee, all vested Options, unless exercised prior to or at the time of the change of control, will expire and be of no further force or effect upon completion of the change of control, and (ii) if, for any reason, the transaction that would result in a change of control is not completed, the Plan Administrator may cause the acceleration of exercise periods of any Options or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of Options to be retracted and the vesting of such Options to revert to the manner provided in the applicable Option agreement, unless such Options have already been exercised.

The Board may amend the Option Plan without shareholder approval in certain instances, including, without limitation: (i) for the purpose of making formal, minor or technical modifications to any of the provisions of the plan, including amendments of a “housekeeping” nature; (ii) to correct any ambiguity, defective provision, error or omission in the provisions of the plan; (iii) to amend the vesting provisions of Options; (iv) to change the termination provisions of Options or the plan that does not entail an extension beyond the original expiry date; or (v) any other amendment that does not require shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment may be made without the consent of each affected optionee if such amendment would adversely affect the rights of such affected optionee for Options previously granted. Shareholder approval will be required for any amendment to the Option Plan to: (a) reduce the exercise price; (b) extend the term of Options (other than as set out in the Option Plan); (c) increase the maximum number of Shares which may be issued under the Option Plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (d) remove or exceed the insider participation limit; and (e) amend the amendment provisions of the Option Plan.

On July 12, 2011, the Option Plan was amended to include the definition of “consultant” and to clarify that personal holding corporations of participants are entitled to receive Options pursuant to the Option Plan.

On October 27, 2011, the Option Plan was amended to revise the definition of “Fair Market Value.” The definition now means the volume-weighted average closing price of the applicable Shares, as defined in the Option Plan, on the Toronto Stock Exchange for the five trading days in which Shares have actually traded immediately preceding such date. The Option Plan does not require shareholder approval for this amendment.

RSU Plan

The RSU Plan provides for the grant of the right to acquire any number of fully paid and non-assessable Shares, as applicable, in accordance with the terms of the RSU Plan (“RSUs”) to Participants, being current part-time or full-time officers, employees or consultants of Postmedia or certain related entities. The maximum aggregate number of Shares issuable pursuant to RSUs outstanding at any time under the RSU Plan shall not exceed 600,000 Shares. Effective July 13, 2010, Postmedia granted 600,000 RSUs to Mr. Godfrey as part of the tandem Options/RSUs (the “Tandem Award”) described under the subsection “Employment Agreements—President and Chief Executive Officer” and, as a result, there are currently no RSUs available to be granted under the RSU Plan.

The RSU Plan is administered by the Board. In administering the RSU Plan, the Board may determine, among other things, Participants to whom RSUs are granted and the amounts, terms and vesting dates of RSUs. Each RSU will be settled for one Share, without payment of additional consideration, after such RSU has vested; however, at any time, a Participant may request in writing, upon exercising vested RSUs, subject to the consent of Postmedia, that Postmedia pay an amount in cash equal to the aggregate current Fair Market Value of the Shares on the date of such exercise in consideration for the surrender by the Participant to Postmedia of the rights to receive Shares under such RSUs. The Board may in its sole discretion accelerate the vesting date for all or any RSUs for any Participant at any time and from time to time. RSUs are non-transferable. The terms and conditions of RSUs granted under the RSU Plan will be subject to adjustments in certain circumstances, in the discretion of the Board.

The RSU Plan limits insider participation such that: (i) the number of Shares issuable to insiders (as such term is used in the TSX Company Manual) at any time, under all security based compensation arrangements (as such term is used in the TSX Company Manual) of Postmedia, shall not exceed 10% of the number of Shares issued and outstanding from time to time; and (ii) the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements of Postmedia, shall not exceed 10% of the number of Shares issued and outstanding from time to time.

Under the RSU Plan, in the case of the death of a Participant, all outstanding unvested RSUs granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is one year following the date of death of such Participant.

In the case of Incapacity (as such term is defined in the RSU Plan), all outstanding unvested RSUs granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is 90 days following the date of resignation. In the case of Retirement (as such term is defined in the RSU Plan) of a Participant, all outstanding unvested RSUs granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such RSUs once vested at any time up to and including (but not after) the last business day on or prior to the date that is three years following the date of Retirement, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs as at the date of Retirement at any time up to and including (but not after) the last Business Day on or prior to the date that is three years following the date of Retirement. Where a Participant’s employment terminates by reason of termination without Cause (as such term is defined in the RSU Plan), unless otherwise determined by the Board, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the date that is 90 days after the Termination Date (as such term is defined in the RSU Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any RSUs held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of a RSU in accordance with the terms thereof, a change of control (as such term is defined in the RSU Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or a related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the change of control at any time after such agreement is entered into or during the Control Period (as such term is defined in the RSU Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within sixty days after an act of Constructive Dismissal (as such term is defined in the RSU Plan), the Participant’s RSUs become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a change of control, all outstanding RSUs shall be replaced with similar restricted share units of the entity resulting from the transaction on substantially the same terms and conditions as the RSU Plan, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Board may, in its sole discretion, accelerate the vesting of any or all outstanding RSUs to provide that such outstanding RSUs shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the change of control. In the event the Board accelerates the vesting of any outstanding RSUs (i) provided at least 10 days’ notice has been provided to a Participant, all vested RSUs, unless exercised prior to or at the time of the change of control, will expire and be of no further force or effect upon completion of the change of control, and (ii) if, for any reason, the transaction that would result in a change of control is not completed, the Board may cause the acceleration of exercise periods of any RSUs or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of RSUs to be retracted and the vesting of such RSUs to revert to the manner provided in the applicable RSU agreement, unless such RSUs have already been exercised.

The Board may amend the RSU Plan without shareholder approval in certain instances, including, but not limited to: (i) for the purpose of making formal, minor or technical modifications to any of the provisions of the Plan, including amendments of a “housekeeping” nature; (ii) to correct any ambiguity, defective provision, error or omission in the provisions of the plan;

(iii) to amend the vesting, redemption or payment provisions of the plan or any RSUs; (iv) to change the termination provisions of RSUs or the plan that does not entail an extension beyond the original expiry date; (v) to facilitate a cash payment; or (vi) any other amendment that does not require shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment of the plan may be made without the consent of each affected Participant if such amendment would adversely affect the rights of such affected Participant for RSUs previously granted. Shareholder approval will be required for any amendment to the RSU Plan to: (a) extend the term of RSUs; (b) increase the maximum number of Shares which may be issued under the plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (c) remove or exceed the insider participation limit; and (d) amend the amendment provisions of the plan.

On October 27, 2011, the RSU Plan was amended to revise the definition of “Fair Market Value.” The definition now means the volume-weighted average closing price of the applicable Shares, as defined in the RSU Plan, on the Toronto Stock Exchange for the five trading days in which Shares have actually traded immediately preceding such date. The RSU Plan does not require shareholder approval for this amendment.

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth information related to Options held by the CEO, CFO and NEOs for fiscal 2011.

Name	Option-based Awards					Share-based Awards
	Number of Securities Underlying Unexercised Options(1)(6) (#)		Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the- Money Options(3) ($)	Number of Shares that have not Vested (#)		Market or Payout Value of Share- based Awards that have not Vested ($)
Paul Godfrey	400,000	(2)	9.85	July 13, 2020	1,040,000	360,000	(4)	4,482,000	(5)
Douglas Lamb	200,000		9.85	July 13, 2020	520,000	—		—
Kevin Bent	200,000		9.85	July 13, 2020	520,000	—		—
Gordon Fisher	200,000		9.85	July 13, 2020	520,000	—		—
Malcolm Kirk	200,000		9.85	July 13, 2020	1,230,000	—		—

Notes:

(1)	Includes both vested and unvested Options which were granted on July 13, 2010.
(2)	Does not include Mr. Godfrey’s Tandem Award, which has been reflected in the share-based awards column and is described in notes 4 and 5 below.
(3)	This column contains the aggregate value of the in-the-money vested and unvested unexercised Options as of August 31, 2011, computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding August 31, 2011, of $12.45 for the Voting Shares and $16.00 for the Variable Voting Shares. All NEOs hold Options exercisable for Voting Shares except for Mr. Kirk, who holds Options exercisable for Variable Voting Shares. The gain has not, and may never be realized. The Options have not been and may never be exercised and actual gains, if any, on exercise will depend on the value of the Voting Shares or Variable Voting Shares on the date of such exercise.
(4)	This represents Mr. Godfrey’s Tandem Award, with the assumption that Mr. Godfrey would exercise his RSUs under the Tandem Award. The Tandem Award is further described in “Employment Agreements —President and Chief Executive Officer”.
(5)	The weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2011, of $12.45 for the Voting Shares was used to value Mr. Godfrey’s Tandem Award.
(6)	The class of Shares that underlie a particular Option is determined based on the citizenship for the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of their Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of their Option. The Options held by Messrs. Godfrey, Lamb, Bent and Fisher are exercisable for Voting Shares.

Value Vested or Earned During the Year

The following table summarizes the value of Options that would have been realized by each NEO during fiscal 2011 if the Options that vested in fiscal 2011 had been exercised on their vesting date of July 13, 2011.

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation –Value Earned During the Year ($)(3)
Paul Godfrey	437,600	1,838,400	465,500
Douglas Lamb	218,800	—	131,250
Kevin Bent	218,800	—	36,094
Gordon Fisher	218,800	—	72,500
Malcolm Kirk	242,000	—	100,313

Notes:

(1)	One-fifth of the Options granted in 2010 vested on July 13, 2011. The value of the Options granted which vested in fiscal 2011 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding July 13, 2011 of $15.32 for the Voting Shares and $15.90 for the Variable Voting Shares.
(2)	One-fifth of the Tandem Award granted in 2010 vested on July 13, 2011. The value of the Tandem Award which vested in fiscal 2011 was computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding July 13, 2011 of $15.32 for the Voting Shares. Mr. Godfrey has not yet exercised either the vested Options or vested RSUs associated with this Tandem Award and for purposes of this disclosure we have assumed Mr. Godfrey will exercise the RSUs. The Options associated with this Tandem Award will expire upon the tenth anniversary of the exercise date, and the RSUs will not expire. There are no exercise prices for RSUs issued under the RSU Plan.
(3)	These are the same amounts as shown in the Summary Compensation Table under the subheading “Non Equity Incentive Plan Compensation.”

Employment Agreements

On July 13, 2010, Mr. Godfrey entered into an employment agreement with Postmedia Network Inc. with an expiry date of August 31, 2014. The employment agreement for Mr. Godfrey provides him with an annual base salary of $950,000 and an annual cash incentive target opportunity of 100% of his base salary, based on full achievement of the annual plan target as fixed by the Board, with enhanced eligibility for up to an additional 50% of Mr. Godfrey’s base salary, based on exceeding the plan target fixed by the Board by 20% or more (together with prorated amounts for achieving between 80% and 120% of the annual plan target). Pursuant to the terms of the agreement, Mr. Godfrey subscribed for $1 million of Voting Shares at a price of $9.26 per share (which shares are currently held in a trust for the benefit of certain members of Mr. Godfrey’s family). In addition, Mr. Godfrey received Options (as defined under “Option Plan”) to acquire 400,000 Voting Shares exercisable at a price of $9.85 per share and a grant of an additional 600,000 tandem Options/RSUs (an “RSU” defined under “RSU Plan”). These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. Upon the exercise of an Option, Mr. Godfrey will, upon payment of the exercise price, receive one Share in accordance with the terms of the Option Plan. Upon exercise of an RSU, Mr. Godfrey will receive one Share without payment of additional consideration, however Mr. Godfrey may request in writing upon exercising his vested RSUs, subject to the consent of Postmedia, to receive the Fair Market Value of the Shares in cash in accordance with the terms of the RSU Plan. In no event will Mr. Godfrey receive more than 600,000 share entitlements (either in the form of Shares or the value of a Share, as applicable) in respect of the Tandem Award. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of the employment agreement.

Mr. Godfrey is entitled to receive various employee benefits and perquisites. The employment agreement provides that if Mr. Godfrey’s position is terminated without cause by Postmedia Network Inc. or by Mr. Godfrey for good reason, Mr. Godfrey will be paid an amount equal to the base salary that would have been payable to him until the expiry of the term of his employment agreement as if it had not been terminated, Mr. Godfrey’s termination clause also provides for an amount equal to the average of annual cash incentive bonuses paid to Mr. Godfrey for each fiscal year of Postmedia Network Inc. during which Mr. Godfrey was employed with Postmedia Network Inc. prorated for any partial year to the expiry of the term, together with continuation of benefits, perquisites and allowances to which Mr. Godfrey was entitled at the date of termination for the same period. In the event of a termination of Mr. Godfrey’s employment by reason of incapacity, Mr. Godfrey is entitled to the base salary and benefits, perquisites and allowances to which he was entitled at the date of termination to the end of the term. Mr. Godfrey’s employment agreement also includes non-competition and non-solicitation covenants effective during the term of employment and post-termination (until the later of 12 months following termination and the entirety of the term of the agreement) in favor of Postmedia Network Inc. The agreement provides that Mr. Godfrey’s position is intended to be full-time and exclusive subject only to the reasonable fulfillment of his responsibilities in connection with his other positions as approved by Postmedia Network Inc. from time to time. Mr. Godfrey is not eligible for any pension and/or post retirement income from Postmedia Network Inc.

Other Executive Employment Agreements

The employment agreements for each of Messrs. Bent, Fisher, Kirk and Lamb (each, an “Executive”) provide each such Executive with an initial annual base salary ranging from $375,000 to $450,000, subject to annual review by Postmedia Network Inc., and each Executive is eligible for an annual cash incentive target opportunity of 50% of such Executive’s base salary, with an opportunity to achieve up to 75%% if financial performance is 125% of budget. The awarding of incentives will be based on the financial performance of Postmedia Network Inc. Each of the Executives is eligible to participate in the Option Plan and are entitled to receive various employee benefits and perquisites. See “Incentive Plan Awards.” Pursuant to the terms of each Executive’s employment agreement, each such Executive has exercised his right to subscribe for $200,000 of Shares (and, in the case of Mr. Fisher, $500,000) at a price of $9.26 per share. With the exception of Mr. Lamb’s employment agreement, the employment agreements provide that, if the Executive’s position is terminated without cause by Postmedia Network Inc. or due to a change in control, he will be paid a lump sum severance payment equivalent to (a) one month’s base salary for each year of service he has completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months), and (b) one month of the Executive’s average annual bonus for each full year of service that he has completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months). Mr. Lamb’s employment agreement provides that if his position is terminated without cause by Postmedia Network Inc., he will be paid a lump sum severance payment equivalent to one and a half times his base salary plus bonus and a car allowance, with a minimum payment of $1,034,100. Mr. Lamb will also continue to receive benefits for a period of 18 months. The Executives’ employment agreements also include non-competition and non-solicitation covenants in favor of Postmedia Network Inc. effective during the term of employment and for a minimum of six months following termination, in the case of the non-competition covenant, and a period of twelve months following termination, in the case of the non-solicitation covenant.

Termination and Change of Control Benefits

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause and termination due to incapacity. The payments are calculated as at August 31, 2011.

Name	Compensation Component	Estimated Incremental Payments For Termination Without Cause ($)	Estimated Incremental Payments Due To Incapacity ($)
Paul Godfrey (1)(6)	Base Salary	2,850,000	2,850,000
	STIP	2,122,500	—
	Unvested Tandem Award	4,482,000	4,482,000
	Unvested Options	624,000	624,000
	Continuation of Benefits	550,415	550,415

		10,628,915	8,506,415

Doug Lamb (2)	Base Salary	1,034,100	—
	Unvested Options	—	312,000
	Continuation of Benefits	14,981	—

		1,049,081	312,000

Kevin Bent (3)	Base Salary	562,500	—
	Unvested Options	—	312,000
	STIP	170,222	—

		732,722	312,000

Gordon Fisher (4)	Base Salary	800,000	—
	Unvested Options	—	312,000
	STIP	266,698	—

		1,066,698	312,000

Malcolm Kirk (5)	Base Salary	687,500	—
	Unvested Options	—	—
	STIP	238,609	—

		926,109	—

Notes:

(1)	Mr. Godfrey will receive payments upon termination of his employment contract without cause, or for good reason, which will equal the amount of his base salary and STIP that would have been payable to the expiry of his employment contract. These amounts will be prorated until the expiry of the term as if the employment contract had not been terminated. The STIP amount is based on an average of the amount received for fiscal 2011 and bonus at target. Mr. Godfrey will also continue to receive the same benefits, including all perquisites, until the expiry of his employment contract. Mr. Godfrey will not be entitled to any additional stock Options or RSUs after his termination date, but all existing stock Options and his Tandem Award will continue to vest in accordance with the provisions of the relevant plan. The Company has calculated the value of the unvested Tandem Award, based on the assumption Mr. Godfrey would exercise RSUs as his Tandem Award vests. The unvested RSUs as at August 31, 2011 totaled 360,000. For purposes of computing the value of the Tandem Award and the Options under the Option Plan, the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2011 of $12.45 for the Voting Shares was used. Using a value for a Voting Share of $12.45, the value of Mr. Godfrey’s vested Tandem Award (which amount is not reflected in the above table) would be $2,988,000. Using a value for a Voting Share of $12.45 the value of Mr. Godfrey’s vested Options (which amount is not reflected in the above table), if exercised, would be $416,000.

(2)	Mr. Lamb will receive a lump sum payment upon termination of his employment contract without cause and will continue to receive benefits for 18 months after the termination date. The lump sum payment will be equal to the greater of: (a) $1,034,100 and (b) 1.5 times the sum of his annual base salary, his average annual incentive bonus and his car allowance. As at August 31, 2011, Mr. Lamb would receive the $1,034,100 lump sum severance payment. In the event of the termination of Mr. Lamb’s employment contract due to a change in control, Mr. Lamb will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described above. Under the Option Plan, all of Mr. Lamb’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $12.45 at August 31, 2011, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be $208,000. If Mr. Lamb’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $12.45, would be $312,000.
(3)	Mr. Bent will receive a lump sum payment upon termination of his employment contract without cause. Mr. Bent’s lump sum payment is equal to one month of base salary for each full year of service (with a minimum of 18 months to a maximum of 24 months) plus one month of the average bonus for each full year of service (with a minimum of 18 months to a maximum of 24 months) (such bonus to be calculated on the average of the annual performance bonuses paid or payable for the past two fiscal years). As of August 31, 2011, Mr. Bent will receive 18 months based on the number of years of service he has provided to the Company and the Company’s predecessor. Under the Option Plan, all of Mr. Bent’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $12.45 at August 31, 2011, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be $208,000. If Mr. Bent’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the above table), using a value of $12.45, would be $312,000.
(4)	Mr. Fisher will receive a lump sum payment upon termination of this employment contract without cause. Mr. Fisher’s lump sum payment is equal to one month of base salary for each full year of service to a maximum of 24 months plus one month of the average bonus for each full year of service to a maximum of 24 months (such bonus payment to be calculated on the average of the annual performance bonuses paid or payable for the past two fiscal years). As of August 31, 2011, Mr. Fisher will receive 24 months based on the number of years of service he has provided to the Company and the Company’s predecessor. Under the Option Plan, all of Mr. Fisher’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $12.45 at August 31, 2011, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be $208,000. If Mr. Fisher’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the above table), using a value of $12.45, would be $312,000.
(5)	Mr. Kirk will receive a lump sum payment upon termination of his employment contract without cause. Mr. Kirk’s lump sum payment is equal to one month of base salary for each full year of service (with a minimum of 18 months to a maximum of 24 months) plus one month of the average bonus for each full year of service (with a minimum of 18 months to a maximum of 24 months) (such bonus to be calculated on the average of the annual performance bonuses paid or payable for the past two fiscal years. As of August 31, 2011, Mr. Kirk will receive 22 months based on the number of years of service he has provided to the Company and the Company`s predecessor. Under the Option Plan, all of Mr. Kirk’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Variable Voting Share of $16.00 at August 31, 2011, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be $492,000. Mr. Kirk’s employment ended on November 7, 2011 and, as a result, he is entitled to the incremental payments described in the table above.
(6)	Mr. Godfrey will receive payments upon termination of his employment contract due to incapacity which will equal the amount of his base salary that would have been payable to the expiry of his employment contract. These amounts will be prorated until the expiry of the term as if the employment contract had not been terminated. Mr. Godfrey will also continue to receive benefits until the expiry of his employment contract. Mr. Godfrey’s Tandem Award and Options under the Option Plan will also continue to vest as described in note 1 above.

Except for those payments to Mr. Lamb described in note 2 above and the ability of the Board, at its discretion, to accelerate the vesting of unvested Options and unvested RSUs, no incremental payments to the NEOs are triggered upon a change in control of the Company.

Director Compensation

Annual fees

The compensation of any director of Postmedia (other than any members of management who receive no compensation for serving on the Board) has been structured so that at least one-half of such compensation is equity-based, with vesting subject to specified criteria. The chairman of the Board receives an annual fee of $270,000. A director who serves as the chair of the Audit Committee or the Compensation and Pension Committee receives an annual fee of $170,000 and a director who serves as the chair of any other committee receives an annual fee of $150,000. Each director who is not the chair of the Board or the chair of a committee of the Board is entitled to be paid an annual fee of $120,000, and each director who is not the Chair of the Board receives an additional fee of $10,000 in respect of each Board committee on which the director serves but does not chair. Directors do not receive a fee for each meeting attended unless it is determined by the Board that an extraordinary number of meetings are being held. Annual fees for all of the directors are paid 50% (or at the election of a particular director, a greater percentage) in the form of a grant of DSUs (as defined below) and the balance in cash. For any director who was appointed prior to, or within 90 days following, the acquisition date of July 13, 2010, and Hugh F. Dow (the “Initial Directors”), the first three years of DSUs, representing 50% of the annual fees, have been granted as of July 13, 2010 and will vest in three equal installments over three years in advance of each such year. Due to the extensive work that was required to be performed by the Initial Directors in Postmedia’s first fiscal year, these directors received one year’s additional remuneration in the form of DSUs, which will vest in three equal installments over three years, in advance of each such year, and be subject to a performance threshold based on Postmedia achieving a specified EBITDA threshold (such threshold equal to the Company achieving a Consolidated Operating Profit before amortization and restructuring and other items of $220.1 million in any one fiscal year on or before the year ended August 31, 2013). DSUs totaling 484,137 (inclusive of the 100,000 granted to John Paton as described in the table included in the subsection entitled “DSU Plan” below) have been granted under the DSU Plan, with the Value of a Share (as such term is defined in the DSU Plan) used to determine the number of DSUs granted being $9.85. During fiscal 2011, the Corporation paid $566,667 in cash payments to its directors and issued 82,107 DSU’s in compensation (as described in the Director Compensation Table below) to its directors.

Director Compensation Table

The following table describes the compensation that was paid by the Corporation to its non-employee directors during the year ended August 31, 2011. Some directors elected to receive all of their cash compensation in DSUs. Mr. Godfrey does not receive any compensation for serving as a director of the Corporation. His compensation for serving as President and Chief Executive Officer is included under the Summary Compensation Table, above. The total compensation received by the Corporation’s non-employee directors in fiscal 2011 was approximately $1.5 million.

Name	Fees earned(1) ($)	Fees granted in DSUs(4)		All Other Compensation ($)		Total ($)
Ronald W. Osborne	135,000	—		—		135,000
Charlotte Burke(2)	70,000	350,000	(5)	—		420,000
Hugh F. Dow(2)	46,667	350,000	(5)	—		396,667
David Emerson	70,000	—		—		70,000
John Paton	65,000	—		150,000	(6)	215,000
Graham Savage	90,000	—		—		90,000
Steven Shapiro(3)	—	48,750	(4)	—		48,750
Peter Sharpe(3)	—	60,000	(4)	—		60,000
Robert Steacy	90,000	—		—		90,000

Notes:

(1)	Fees earned consist only of those fees paid in cash for the year ended August 31, 2011 and represent 50% of the annual fees. 50% of the annual fees paid to directors are paid in the form of DSUs. For all directors, the first three years of DSUs, representing 50% of the annual fees will vest in three equal instalments over three years in advance of each such year (the “Initial Grant”). In anticipation of the extensive work that was performed by the directors in the Corporation’s first fiscal year, these directors have received one year’s additional remuneration in the form of DSUs (the “Additional DSUs”), which will vest on the same basis as the Initial Grant, but they are subject to a performance threshold. See the subsection entitled “Director Compensation – Annual Fees” and “DSU Plan.”
(2)	Mr. Dow joined the Board in the second quarter of fiscal 2011 and Ms. Burke joined the Board in the first quarter of fiscal 2011. Upon joining the Board, Mr. Dow and Ms. Burke each received 35,533 DSUs. These DSUs consist of the Initial Grant and Additional DSUs described in (1) above.
(3)	Mr. Shapiro and Mr. Sharpe have elected to receive their annual fees in DSUs, which vest on the date of grant. Mr. Shapiro and Mr. Sharpe were not issued any DSUs for the three months ended August 31, 2011 due to a Blackout Period which was in effect.
(4)	Represents the grant date fair value of the awards of DSUs to each of the directors. The grant date fair value has been calculated using the price of the Shares on the date of grant, as determined by the Board, in accordance with Section 3870 of the CICA Handbook. This method was chosen because it provides the most accurate representation of fair value on the grant date.
(5)	Represents the Initial DSUs and Additional DSUs granted to Mr. Dow and Ms. Burke during fiscal 2011, described in (2) above. For purposes of determining the fair value of the Additional DSUs the Corporation has assumed the performance criteria will be satisfied. These DSUs have not all vested as of August 31, 2011, please see “DSU Plan,” below.
(6)	Represents Mr. Paton`s annual consulting fee of $150,000.

DSU Plan

Postmedia has adopted the DSU Plan for the benefit of its non-employee directors. Under the DSU Plan, non-employee directors of Postmedia are required to elect to receive at least 50% (and may elect to receive up to 100%) of their annual fees satisfied in the form of DSUs, and may receive additional grants of DSUs under the DSU Plan from time to time in accordance with the terms of the DSU Plan. The number of DSUs to be credited to a director will be calculated, on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the Value of a Share (as such term is defined in the DSU Plan) on such date. The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by Postmedia) DSUs will be paid out in cash. The DSUs are generally non-transferrable. Whenever cash dividends or distributions are paid on the Shares, additional DSUs will be credited to directors. The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

On October 27, 2011, the DSU Plan was amended to revise the definition of the “Value of a Share”. The definition now means the volume-weighted average closing price of the Class C Voting Shares, as defined in the DSU Plan, on the Toronto Stock Exchange for the five trading days in which Shares have actually traded.

The table below sets forth information related to DSUs held by Postmedia’s directors as of August 31, 2011.

		Vesting conditions (1)	# of DSUs granted	# of DSUs that vested during the year (3)	Value of DSUs vested during the year ($) (4)	# of DSUs that were vested as of the end of the year (3)	Value of DSUs vested as of the end of the year ($) (4)
Ronald W. Osborne	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	41,117	13,706	170,640	27,412	341,279
		Performance	27,411	9,137	113,756	18,274	227,511
Charlotte Burke	2011	No criteria	21,320	7,106	88,470	14,212	176,939
		Performance	14,213	4,738	58,988	9,476	117,976
	2010	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
Hugh F. Dow	2011	No criteria	21,320	7,106	88,470	14,212	176,939
		Performance	14,213	4,738	58,988	9,476	117,976
	2010	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
David Emerson	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	21,320	7,106	88,470	14,212	176,939
		Performance	14,213	4,738	58,988	9,476	117,976
John Paton	2011	No criteria	—	—	—	—	—
		Market	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	19,797	6,599	82,158	13,198	164,315
		Market (2)	100,000	33,333	414,996	66,666	829,992
		Performance	13,198	4,400	54,780	8,800	109,560
Graham Savage	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	27,411	9,137	113,756	18,274	227,511
		Performance	18,274	6,091	75,833	12,182	151,666
Stephen Shapiro	2011	No criteria	4,949	4,949	61,615	4,949	61,615
		Performance	—	—	—	—	—
	2010	No criteria	19,797	6,599	82,158	13,198	164,315
		Performance	13,198	4,399	54,768	8,798	109,535
Peter Sharpe	2011	No criteria	6,091	6,091	75,833	6,091	75,833
		Performance	—	—	—	—	—
	2010	No criteria	24,366	8,122	101,119	16,244	202,238
		Performance	16,244	5,415	67,417	10,830	134,834
Robert Steacy	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	27,411	9,137	113,756	18,274	227,511
		Performance	18,274	6,091	75,833	12,182	151,666

Notes

(1)	Certain of the DSUs noted in this column as “Performance,” are subject to performance criteria requiring Postmedia to achieve a specified EBITDA threshold as defined in “Director Compensation—Annual Fees.”
(2)	Market DSUs were issued to Mr. Paton on July 13, 2010 in recognition of his enhanced director role and are subject to the achievement of market criteria whereby the Fair Market Value of a Voting Share must be equal to or greater than $9.85.
(3)	Based on the vesting criteria as per the DSU Plan.
(4)	The value of the DSUs vested during the year and as of the end of the year are computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2011 of $12.45 for the Voting Shares.

Insurance Coverage for Directors and Officers and Indemnification

Postmedia has obtained a directors’ and officers’ liability insurance policy, which covers corporate indemnification of directors and officers and individual directors and officers of Postmedia in certain circumstances. In addition, Postmedia has entered enter into indemnification agreements with its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary of securities issued and issuable under all equity compensation plans of Postmedia as at November 15, 2011:

	Number of Shares to be issued upon exercise of outstanding Options		Weighted-average exercise price of outstanding Options	Number of Shares remaining available for future issuance under equity compensation plans
Option Plan approved by Shareholders (3)	1,880,000	(1)	$9.85	1,120,000
RSU Plan approved by Shareholders (3)	600,000	(2)	—	—

Notes:

(1)	Includes 600,000 of Tandem Options issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the Options the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration.
(2)	Includes 600,000 of Tandem RSUs issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the RSUs, the corresponding number of Tandem Options will be automatically forfeited by Mr. Godfrey for no consideration.
(3)	See Item 6.B Compensation – Option Plan and Item 6.B Compensation – RSU Plan for a description of the Option Plan and RSU Plan, respectively.

C. Board Practices.

The following table lists the members of our Board of Directors, and the date such director assumed his or her office. Each director has been elected for an initial term ending on the date of the second annual general shareholders meeting following the date of this annual report or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of his or her death, removal or other cause.

Director	Director Since
Paul Godfrey	April 26, 2010
Toronto, Ontario
Ronald W. Osborne	June 17, 2010
Toronto, Ontario
Charlotte Burke	September 20, 2010
Toronto, Ontario
Hugh F. Dow	January 6, 2011
Toronto, Ontario
David Emerson	July 12, 2010
Vancouver, British Columbia
John Paton	June 17, 2010
New York, United States
Graham Savage	July 12, 2010
Toronto, Ontario
Steven Shapiro	July 12, 2010
New York, United States
Peter Sharpe	June 17, 2010
Toronto, Ontario
Robert Steacy	July 14, 2010
Toronto, Ontario

None of the directors listed above are party to a service contract with the company providing for benefits upon termination of employment.

Details relating to the company’s audit committee and remuneration committee

Audit Committee Charter

The text of the Audit Committee’s charter is attached hereto as Exhibit 1.3.

Composition of Audit Committee

The members of the Corporation’s Audit Committee are:

Robert Steacy (Chairperson)	Independent	(1)	Financially literate	(2)

Charlotte Burke	Independent	(1)	Financially literate	(2)

David Emerson	Independent	(1)	Financially literate	(2)

Graham Savage	Independent	(1)	Financially literate	(2)

Notes:

(1)	Pursuant to Canadian law, a member of an audit committee is Independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

•

Robert Steacy (Chair) — Prior to his retirement in 2005, Mr. Steacy was the Executive Vice President and Chief Financial Officer of Torstar Corporation and had been its senior financial officer for 16 years. In that capacity, he was responsible for overseeing all financial functions of that corporation (including all financial reporting, budgeting, tax, treasury functions and internal audit). Mr. Steacy has been a Chartered Accountant since 1976 (Institute of Chartered Accountants of Ontario) and currently sits on the Boards of Directors of Canadian Imperial Bank of Commerce, Cineplex Inc. and Domtar Corporation. He also currently sits on the audit committee for Canadian Imperial Bank of Commerce and serves as chair of the audit committees for each of Cineplex Inc. and Domtar Corporation. Mr. Steacy has previously served as chair of the audit committees for each of Domtar Inc. and Somerset Entertainment Income Fund. He earned his B.Comm from Queens University in 1973.

•	Charlotte Burke — Ms. Burke holds a Master of Business Administration from Harvard Business School and a Bachelor of Business Administration in Accounting from Acadia University.

•

David Emerson — Nationally Mr. Emerson has held senior positions that include Minister of Foreign Affairs, Minister of International Trade with responsibility for Pacific Gateway and Vancouver – Whistler Olympics, and Minister of Industry. In British Columbia he was Deputy Minister to the Premier and Secretary to the Cabinet, Deputy Minister of Finance and Secretary to Treasury Board, and President, British Columbia Trade Development Corporation. In the private sector, his career included President and CEO, Canfor Corporation, President and CEO, Vancouver Airport Authority, and Chairman and CEO, Canadian Western Bank. Mr. Emerson has a Ph.D. in economics from Queens University.

•

Graham Savage — Mr. Savage has 38 years of experience in the finance and investment industry, including seven years as Chief Financial Officer of a major public company. He has been a member of many board audit committees, many of which he chaired. Mr. Savage holds an undergraduate degree and an M.B.A. from Queen’s University.

The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of the financial statements of Postmedia;

•	the compliance by Postmedia with legal and regulatory requirements in respect of financial disclosure;

•	the qualification, independence and performance of the independent auditor;

•	the assessment, monitoring and management of the financial, reporting and compliance risks involved with Postmedia’s business;

•	oversight and coordination of the enterprise risk management process; and

•	the performance of the Executive Vice President & Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Executive Vice President & Chief Financial Officer and other financial staff, other employees and the Board concerning accounting, auditing and risk management matters.

All members of the Audit Committee are independent and “financially literate” as contemplated by the rules of the Canadian Securities Administrators. When considering criteria for determinations of financial literacy, Audit Committee members must be able to read and understand a balance sheet, an income statement and cash flow statement of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by our financial statements.

The Audit Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor regarding financial reporting) for the purposes of preparing audit reports and performing other audit, review or attest services. The Audit Committee has the authority to approve significant non-audit relationships with the independent auditor and the terms of and fees for audit and non-audit engagements. The Audit Committee assesses the independence of the independent auditor and the independent auditor’s other relationships with Postmedia and reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comment by the independent auditor regarding financial reporting and internal controls.

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the Audit Committee is required to pre-approve all non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies), with such responsibility delegated to the Chairman of the Audit Committee to pre-approve up to $250,000 of audit fees beyond the approved annual audit fee if approval of such fees is required between meetings of the Audit Committee. The Audit Committee is also required to pre-approve all engagements for accounting advice provided by an accounting firm other than the independent auditor in respect of any such engagement that is reasonably expected to result in fees in excess of $25,000, with such responsibility delegated to the Chairman of the Audit Committee if approval of such engagements is required between meetings of the Audit Committee.

Please see Item 16.C Principal Accountant Fees and Services for the fees billed by the Corporation’s external auditors for the period ended August 31, 2010 and for fiscal 2011 for audit and non-audit related services provided to the Corporation and its subsidiaries.

The Audit Committee has unrestricted access to our personnel and documents and to the independent auditor. The Audit Committee has primary oversight responsibility for our financial reporting and internal controls. It meets to review and discuss the annual and quarterly financial statements and accompanying management’s discussion and analysis and recommend their approval to the Board. However, it is not the responsibility of the Audit Committee to determine that our financial statements are complete and accurate and in accordance with Canadian Generally Accepted Accounting Principles, which is the responsibility of senior management, or to plan and conduct audits of the financial statements, which is the responsibility of the independent auditor.

The Audit Committee reviews significant accounting policies and principles and is updated regularly about current accounting issues and developments. The Audit Committee reviews the competence of key partners and managers of the independent auditor.

The Audit Committee oversees an employee complaint procedure, pursuant to which our directors, officers and employees and those of our subsidiaries will be encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. Confidential complaint procedures have been established to facilitate the submission of complaints relating to any questionable accounting, internal accounting controls or auditing matters.

The Audit Committee charter provides that the Audit Committee is to meet at least quarterly and is to meet separately with senior management periodically, and with the independent auditor as appropriate. The Audit Committee will also meet in camera at each of its meetings.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Postmedia without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board. None of the members of the Audit Committee serves on the audit committee of more than three other public companies.

Role of the Compensation and Pension Committee

The Compensation and Pension Committee of the Board is made up of a majority of independent directors with many years of diverse business experience throughout North America. The Compensation and Pension Committee regularly reports to the Board in carrying out its responsibilities and duties relating to compensation matters of the Company.

The Compensation and Pension Committee, through meetings, presentations and reports, understands the key drivers and issues affecting the Company and regularly meets with the executive leaders.

Consistent with the Compensation and Pension Committee’s charter and based on input from management, the Compensation and Pension Committee reviews executive compensation and awards for each of the NEOs.

As part of the executive compensation review, the Compensation and Pension Committee makes its decisions and recommendations to the Board on compensation levels and incentive plan awards for each of the NEOs based on the guiding principles described below with particular reference to performance measures. The following outlines the principal responsibilities of the Committee with respect to compensation matters:

•

At least annually, review with the CEO the short and long term goals and objectives of the Company which are relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives, determine and recommend to the Board for approval the CEO’s compensation based on that evaluation, and report to the Board thereon. In determining the CEO’s compensation, the Compensation and Pension Committee shall consider the Company’s performance, the value of similar incentive awards to chief executive officers at comparable companies, the CEO’s existing employment contract and the awards given to the CEO in past years, with a view to maintaining a compensation program for the CEO at a fair and competitive level consistent with the best interests of the Company.

•

At least annually (and upon appointment), in consultation with the CEO, review and make recommendations to the Board with respect to the compensation of those members of senior management that report directly to the CEO (including incentive-compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements, change in control arrangements or provisions, and any special or supplemental benefits), with a view to maintaining a compensation program for senior management at a fair and competitive level, consistent with the best interests of the Company.

•	Review all executive compensation packages with annual cash compensation in excess of $300,000.

•

Fix and determine (and, as it determines to be appropriate, delegate the authority to fix and determine) awards (and the vesting criteria thereof) to employees of stock or stock options or other awards pursuant to any of the Company’s equity-based plans now or from time to time in effect or otherwise as permitted by applicable legislation, regulatory requirements and policies and exercise such other power and authority as may be permitted or required under those plans.

•

Review the financial implications of the Company’s senior compensation plans, including post-retirement benefits. Monitor any top hat or supplemental employee retirement plan and funding relating thereto, if any.

•

Review the potential results of its senior compensation programs under a wide variety of scenarios to ensure that the Compensation and Pension Committee has an understanding of the linkage between shareholder interests and senior management payouts.

•	Annually review and approve any adjustments and guidelines made in respect of the Company’s compensation plans.

•

In co-operation with the Company’s senior management, oversee the human resources policies and programs which are of strategic significance to the Company and make recommendations thereon, as required, to the Board.

Independent Consultant

The Compensation and Pension Committee has engaged Hugessen Consulting Inc., or “Hugessen,” to act as its independent advisor to provide advice and guidance on compensation issues. All work undertaken by Hugessen was pre-approved by the Chair of the Compensation and Pension Committee. Hugessen provides no other services to Postmedia. Hugessen is directly retained and instructed by and reports to the Compensation and Pension Committee. The decisions made by the Compensation and Pension Committee are the responsibility of the Compensation and Pension Committee and may reflect factors and considerations in addition to the information and recommendations from Hugessen. Fees paid to Hugessen in fiscal 2011 were $7,034.

Executive Compensation Guiding Principles

The executive compensation philosophy is based on the following guiding principles:

•

Creating compensation programs with appropriate levels of pay for performance to encourage performance that drives Postmedia’s business strategy and generates financial results that align with shareholder interests;

•

Creating a total compensation package that is attractive to leaders, proportional to the employee’s contribution, and fair to stakeholders within the context of total rewards (financial and non-financial);

•	Creating compensation programs that are consistent with market practices both in terms of value and design, while considering internal value and fit;

•

Delivering compensation and performance management programs that focus on connecting rewards and the desired/expected behaviours, actions and results that drive a strong return on investment at the organization level, and striving for clarity and transparency of these programs with the goal of simplifying them where possible;

•

Ensuring good governance of compensation programs, with accountability for design and administration held by appropriate internal stakeholders (including input from internal and external experts) and appropriate oversight by the Compensation and Pension Committee and the Board.

From the guiding principles, the following design principles are followed:

•	Performance is a key driver of compensation levels, both on base pay and incentives;

•

Sound performance management processes must be developed in order to provide for effectiveness and consistency in defining expected performance outcomes (as embedded in accountabilities and related goals) and assessing their achievement; and

•

Pay at risk, as represented by total cash mix (base salary versus short term and long term target incentives), will be proportional to the job’s level of influence on overall business results. As Postmedia continues to refine its programs, placing greater emphasis on longer term rewards for senior employees, emphasizing rewards which increase shareholder value.

Competitive Benchmarking

No formal competitive benchmarking exercise was performed during fiscal 2011. However in June 2010 Hugessen was engaged by the Board to provide independent advice on competitive pay information to enable the Board to assess the general competitiveness and reasonableness of NEO compensation. Hugessen was asked at that time to confirm that the compensation arrangements were within market practices and to provide comments on the short term incentive and long term equity compensation policy for the executives.

D. Employees

As of August 31, 2011, the Corporation employed 4,617 full time equivalent employees.

As of November 24, 2011, approximately 39% of the Corporation’s full time equivalent employees are unionized. The unionized employees are employed under a total of 40 collective bargaining agreements. As of November 24, 2011, negotiations were taking place with 16 bargaining units regarding expired agreements, covering the equivalent of approximately 1,064 full-time employees. Two Teamster bargaining units at the Montreal Gazette have been locked out since August 7, 2011. The remaining collective agreements will expire at various times through fiscal 2014, with the exception of a small Montreal local of Compositors which has an agreement that expires on May 31, 2017. In general, the Corporation’s collective bargaining agreements cover operations at individual locations, rather than multiple locations. Certain collective bargaining agreements include provisions that could impede restructuring efforts, including workforce reduction, centralization and outsourcing initiatives. For example, a majority of our collective agreements contain provisions restricting outsourcing, and under the Vancouver Sun collective agreement no regular employee may be involuntarily terminated during the life of the collective agreement as a result of outsourcing or the sale of all or part of the business even though the employees covered under this agreement may be under or unutilized at any such time. See the risk factor in the MD&A attached hereto as Exhibit 15.2 entitled “Our operations could be adversely affected by labour disruptions, and labour agreements limit our ability to achieve operating efficiencies.”

E. Share Ownership

The following table sets forth the names and municipalities of residence of those individuals who are directors and NEOs of the Corporation, their current positions or offices with the Corporation, the date when they first became a director and/or an NEO of the Corporation and the number of Shares, Options, DSUs and RSUs beneficially owned, directly or indirectly, or under their direction or control as of November 15, 2011:

Name and Municipality of Residence	Position with the Corporation	Number of Shares beneficially owned, directly or indirectly	Number of Options,(13) DSUs and RSUs beneficially owned, directly or indirectly	Percentage of Shares Owned in Respect of Particular Class(12)
Paul Godfrey Toronto, Ontario	Director, President and Chief Executive Officer	108,000 Voting Shares(8) plus 400,000 Voting Shares that underlie the Options and RSUs that have vested to date.	400,000 Options 600,000 tandem Options / RSUs(1) (10)	29.35%
Ronald W. Osborne(6) Toronto, Ontario	Director and Chair	—	68,528 DSUs(11)	**
Charlotte Burke(2)(5)(6) Toronto, Ontario	Director	—	35,533 DSUs(11)	**
Hugh F. Dow(3)(5)(6) Toronto, Ontario	Director	—	35,533 DSUs(11)	**
David Emerson(2)(4)(6) Vancouver, British Columbia	Director	—	35,533 DSUs(11)	**
John Paton(3)(5) New York, United States	Director	—	132,995 DSUs(11)	**
Graham Savage(2)(3)(6) Toronto, Ontario	Director	—	45,685 DSUs(11)	**
Steven Shapiro(4)(7) New York, United States	Director	—	37,944 DSUs (11)	**
Peter Sharpe(3)(4)(6) Toronto, Ontario	Director	—	46,701 DSUs(11)	**
Robert Steacy(2)(3)(6) Toronto, Ontario	Director	—	45,685 DSUs(11)	**
Douglas Lamb Toronto, Ontario	Executive Vice President and Chief Financial Officer	21,600 Voting Shares plus 80,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	5.87%
Kevin Bent Vancouver, British Columbia	President and Publisher, Pacific Newspaper Group and Executive Vice President, Western Canada	21,600 Voting Shares plus 80,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	5.87%
Gordon Fisher Toronto, Ontario	President, National Post and Executive Vice President Eastern Canada	4,516 Voting Shares plus 80,000 Voting Shares that underlie the Options that have vested to date. 70,453 Variable Voting Shares(9)	200,000 Options	4.88%

** denotes a percentage of share ownership less than 1.00%.

Notes:

(1)	Mr. Godfrey received a grant of 600,000 tandem Options/RSUs. These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. 240,000 of the tandem Options/RSUs have vested. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of his employment agreement. See the subsection entitled “Employment Agreements – President and Chief Executive Officer” of Item 6.B, above.
(2)	Members of the Audit Committee.
(3)	Members of the Compensation and Pension Committee.
(4)	Members of the Corporate Governance and Nominating Committee.
(5)	Members of the Digital Oversight Committee.
(6)	Independent member of the Board.
(7)	Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its Executive Committee. Certain investment funds for which GoldenTree serves as investment advisor beneficially own or exercise control and direction over 11,139,621 Variable Voting Shares of the Corporation. Steven Tananbaum is the Chief Investment Officer of GoldenTree Asset Management LP.
(8)	These Voting Shares are held by the Paul and Gina Godfrey Sons Family Trust, of which Mr. Godfrey is a trustee.
(9)	54,000 of these Variable Voting Shares that are held by the Gordon Fisher Family Trust, of which Mr. Fisher is a trustee.
(10)	600,000 Voting Shares in the aggregate are reserved for issuance under both the Option Plan and the RSU Plan.
(11)	50% of the annual fees paid to directors are paid are in the form of DSUs. For all directors, the first three years of DSUs, representing 50% of the annual fees, will vest in three equal installments over three years in advance of each such year. In anticipation of the extensive work that was performed by the directors described above in Postmedia’s first fiscal year, these directors have received one year’s additional remuneration in the form of DSUs, which will vest in three equal installments over three years, in advance of each such year, and be subject to a performance threshold. See the subsection entitled “Director Compensation—Annual Fees” of Item 6.B above. In addition, to the extent a director has elected to receive in excess of 50% of his or her annual fees in the form of DSUs, such excess DSUs vest on the date of grant.
(12)	The total number of outstanding Shares used to calculate this percentage includes those Shares underlying the Options and RSUs that have vested as of November 15, 2011.
(13)	The class of Shares in which a particular Option is exercisable is determined based on the citizenship of the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of their Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of their Option.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table shows, as of November 15, 2011, the persons or companies who, to the actual knowledge of the Corporation, beneficially own, or control or direct, directly or indirectly, Shares of the Corporation carrying 5% or more of the Shares in each class.

Variable Voting Shares
Name	Number and Class of Shares Owned, Controlled or Directed	Type of Ownership	Percentage of Shares Owned
GoldenTree Asset Management LP	11,139,621 Variable Voting Shares	N/A(1)	28.47%
Citibank Canada	5,576,626 Variable Voting Shares	Of Record	14.25%
Invesco Canada Ltd. (2)	4,601,525 Variable Voting Shares	Of Record	11.76%
First Eagle Investment Management, LLC	3,802,974 Variable Voting Shares	N/A(3)	9.72%
Alden Global Distressed Opportunities Master Fund, L.P. (4)	3,272,991 Variable Voting Shares	Of Record	8.36%

Voting Shares
Name	Number and Class of Shares Owned, Controlled or Directed	Type of Ownership	Percentage of Shares Owned
CanWest Publishing Inc. (5)	368,546 Voting Shares	Of Record	30.92%
Electronic Rights Defence Committee (6)	188,616 Voting Shares	Of Record	15.83%
The Paul And Gina Godfrey Sons Family Trust (7)	108,000 Voting Shares	Of Record	9.06%

Notes:

(1)	This entity is not a record owner. The registered shareholders are certain investment funds, related parties or similar entities for which this entity serves as an investment advisor or in a similar capacity. Steven Tananbaum is the Chief Investment Officer of GoldenTree Asset Management LP.
(2)	Rex Chong is the portfolio manager at Invesco Canada Ltd.
(3)	This entity is not a record owner. The registered shareholders are certain investment funds, related parties or similar entities for which this entity serves as an investment advisor or in a similar capacity. First Eagle Investment Management, LLC is a registered investment advisor and the Portfolio Managers of the First Eagle funds are Matt McLennan, Abhay Deshpande and Kimball Brooker.
(4)	Alden Global Distressed Opportunities Master Fund, LP is managed by Alden Global Capital Limited. Investment decisions at Alden Global Capital Limited are voted upon by an Investment Committee consisting of Randy Smith, Riccardo Gastaudo, David Dorsey and Ron Green.
(5)	A portion of these Voting Shares are being held by the Monitor on behalf of certain creditors who asserted claims against Canwest LP. Paul Bishop is a Senior Managing Director – Corporate Finance at the Monitor.
(6)	To the Company’s knowledge, these shares are held on behalf of unnamed and widely-dispersed members and are related to a former Canadian class action lawsuit which had asserted claims against Canwest Limited Partnership.
(7)	Paul Godfrey is the trustee of The Paul and Gina Godfrey Sons Family Trust.

B. Related Party Transactions.

Intercompany Reorganization

In 2009, the Canwest Group and the LP Entities determined to undergo discrete and parallel restructurings to separate their businesses, with a view to enabling the Canwest Group and the LP Entities to operate independently of one another as restructured enterprises. The process of disentangling the Shared Services commenced in October 2009 through an internal corporate reorganization that was agreed to by the Canwest Group and the LP Entities pursuant to the terms of a transition and reorganization agreement dated October 26, 2009 and related agreements (collectively, the “transition agreements”).

The transition agreements provided for the orderly transition and subsequent termination of the Shared Services Agreements. Certain of the provisions of the Shared Services Agreements are amended or extended by the OTRA (as defined below). The transition agreements also provide for the re-alignment of certain individuals employed by the Canwest Group who provide services to the LP Entities and vice versa. Under the transition agreements, and pursuant to the OTRA (as defined below), these employees have been realigned with the entity to whom they are providing services and pension plan participants have been transferred to the pension plan sponsored by the entity for whom they are providing services.

Omnibus transition and reorganization agreement

In connection with entering into the Asset Purchase Agreement, the Canwest Group and the LP Entities determined that additional steps were necessary to complete the disentanglement of their respective businesses. These steps were set out in an omnibus transition and reorganization agreement (the “OTRA”), dated June 8, 2010, which was approved by the Court in connection with the Plan. The OTRA had three main functions: (i) the transfer, assignment or realignment of certain misaligned employees and related pensions and benefit matters, contracts, trademarks, domain names, IT, hardware, software and functionality and interests in real estate, leases and sub-leases; (ii) the extension or amendment of certain provisions in the Transition Agreements (principally, extending the provision of certain IT services by the LP Entities to the Canwest Group until February 28, 2011 and extending the trademark license agreement which permitted the LP Entities to continue to use the “Canwest” name for a transitional period that ended February 28, 2011; and (iii) the entering into of four new arms-length arrangements between certain members of the Canwest Group and the LP Entities. Under these arms-length agreements, the LP Entities were required to provide certain members of the Canwest Group with sales agency services, which expired on May 31, 2011, and certain members of the Canwest Group were required to provide marketing services, in each case on market terms. Certain IT services provided by the LP Entities to the Canwest Group as set out in the OTRA were extended until August 31, 2011.

Upon consummation of the Acquisition, the OTRA was assigned to Postmedia Network Inc. See Item 4.A History and Development of the Company – Intercompany Reorganizations.

Consulting Agreements

John Paton, a director of Postmedia, is a party to a consulting agreement with Postmedia pursuant to which he assists with the implementation of Postmedia’s Digital First strategy. In addition to the standard compensation of directors of the Corporation, Mr. Paton is entitled to receive an additional monthly fee of $12,500, payable solely in cash, which fee shall be reviewed annually by the Board, and 100,000 DSUs granted on July 13, 2010 and which vest in three equal installments over three years, in advance of each such year, and may be redeemed only if the Value of a Share, as defined in the DSU plan, is at least a minimum price at the time of redemption.

Other than as disclosed in this annual report, to the knowledge of the directors and executive officers of Postmedia, no “informed person” or any associate or affiliate of any informed person, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with us since April 26, 2010 or has any such interest in any proposed transaction that has materially affected or would materially affect Postmedia or our subsidiaries.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to the Company’s audited consolidated financial statements for the year ended August 31, 2011 and for the period ended August 31, 2010, attached hereto as Exhibit 15.1.

Legal Proceedings

The Corporation is involved in various legal claims arising in the ordinary course of its newspaper and digital media and online businesses. The majority of these claims are brought pursuant to defamation legislation in the province of publication. The Corporation maintains a multi-media liability insurance policy in respect of defamation claims at the same limits and on the same terms and conditions as in the past. Subject to the terms and conditions of that policy, and the insurer’s coverage position in respect of individual claims, the resolution of these matters is not expected to have a material adverse effect on the Corporation’s consolidated financial position, results of operations or cash flows.

The Typographers Claim

In 1996, eleven typographers employed by The Gazette (the “Typographers”) and their union, the CEP, commenced litigation against The Gazette in Quebec, seeking damages for alleged lost salaries and benefits relating to a lockout of the Typographers. Based on claims filed against CPI during its CCAA proceedings, nine Typographers represented by the CEP are claiming $500,000 each and two independently represented Typographers are claiming $6,599,074 and $6,413,714 respectively. In January 2011, the Ontario Superior Court of Justice determined that the claims of the five Typographers who had retired by that time were properly compromised within the CCAA proceedings while the claims of the remaining six of the eleven Typographers (the “Assumed Typographers”), including the independently represented Typographers, were assumed by Postmedia when Postmedia acquired the assets and business of CPI. The Court further determined that the claims of the five retired Typographers were not assumed by Postmedia and are to be addressed in the CCAA proceedings relating to CPI. The litigation relating to the Assumed Typographers’ claims has proceeded to arbitration in Quebec. In 2009 the Arbitrator ruled that the claims of the Assumed Typographers were limited to the equivalent of nine months’ salary and benefits and were subject to a counterclaim for approximately the same amounts relating to amounts allegedly overpaid to the Typographers’ during the original lockout. The counterclaims have also been assumed by Postmedia. The counterclaim has yet to be heard. The CEP and the two independently represented Typographers’ have brought proceedings before the Quebec Superior Court seeking to annul the Arbitrator’s decision. Postmedia takes the position that as a result of the subsisting Arbitrator’s decision and the amounts due to Postmedia under the counterclaims, no amounts are owing to the Assumed Typographers in respect of their claims and Postmedia intends to defend this position aggressively in Quebec and to assert the counterclaims in full against the retired Typographers although their claims are compromised in the CCAA.

In addition, the Typographers have advanced a claim dated July 14, 2000 for further damages resulting from the same lockout. It is the position of Postmedia that prior arbitration and resulting court rulings have effectively already determined that this additional claim has no merit.

The CEP Application

On May 25, 2011 Postmedia was made aware of an application brought by CEP (the “CEP Application”) on April 20, 2011 against the Minister of Canadian Heritage and Official Languages (the “Minister of Heritage”) under the Federal Courts Act seeking an order to quash his decision not to conduct a review of the Acquisition under the Investment Canada Act and seeking an order for such a review to be conducted by the Minister of Heritage. In the alternative, the CEP Application seeks an order directing the Minister of Heritage to reconsider his decision not to review the Acquisition, together with directions for the reconsideration.

On February 24, 2011, the CEP wrote to the Minister of Heritage and asked that he undertake a review of the Acquisition and make a determination under the Investment Canada Act that Postmedia is controlled by its non-Canadian shareholders and creditors. On March 22, 2011, the Minister of Heritage responded to CEP’s request by setting out the scope of the Investment Canada Act and how it is applied and stated that Canadian businesses with non-controlling foreign partners are not subject to the Investment Canada Act. CEP alleges that the Minister of Heritage made a decision under the Investment Canada Act not to review the Acquisition on March 22, 2011 by way of such letter and seeks judicial review of such decision. In response to a production request contained in the CEP Application, the Canadian Department of Justice wrote to the court with a copy to counsel for CEP on May 10, 2011 stating that the Minister of Heritage did not make such a decision and thus there is no material to be provided.

In support of the CEP Application, CEP has, to date, filed an affidavit of Peter Murdoch, the Vice President of CEP, sworn May 16, 2011, and a memorandum of fact and law dated July 22, 2011. In response to the CEP Application, the Department of Justice has asserted that the March 22, 2011 does not constitute a “decision” for the purposes of judicial review procedure and that, in any event, the Investment Canada Act does not allow CEP or other third parties to mandate that it undertake certain actions. The Department of Justice filed an affidavit of Missy Marston-Shmelzer, the Deputy Director of Investments and Director, Cultural Sector Investment Review, Department of Canadian Heritage, describing the decision making process in the office of the Minister of Heritage and a Memorandum of Fact and Law setting out its legal arguments in support of its position. A hearing date with respect to the CEP Application has been set for January 10, 2012.

Postmedia is of the view that it is a Canadian controlled entity for purposes of the Investment Canada Act and, as such, Postmedia is not subject to the Investment Canada Act.

CEP further alleges that newspapers owned by Postmedia do not meet the definition of “Canadian newspapers” for purposes of the Tax Act, but for a grace period that runs until the end of July 31, 2011 and that it is unlikely that Postmedia will be able to meet that requirement by the end of that grace period. However, Postmedia believes that, upon the listing of the Shares on the TSX on June 14, 2011, its newspapers met the definition of “Canadian newspapers” for purposes of the Tax Act. Postmedia intends to protect its interests in connection with the subject matter of these proceedings, although no assurance is given as to the outcome.

B. Significant Changes.

On October 18, 2011, the Company announced that its wholly-owned subsidiary, Postmedia Network Inc., had entered into a definitive agreement to sell daily newspapers the Times Colonist, Nanaimo Daily News and Alberni Valley Times and its community newspaper properties in British Columbia to affiliates of Glacier Media Inc. for gross proceeds of $86.5 million, the net proceeds which are required to be used for debt repayment. The information included in this annual report, including, without limitation, information relating to the Corporation’s daily and non-daily newspapers, is based on information prior to the completion of this transaction.

ITEM 9. THE OFFER AND LISTING.

A. Offer and listing details.

The outstanding Voting Shares and Variable Voting Shares of the Corporation trade on the Toronto Stock Exchange under the symbols “PNC.A” and “PNC.B,” respectively. The following table sets forth the reported high and low prices and the trading volume for the periods indicated:

PNC.A

Month	Toronto Stock Exchange
	High	Low	Volume
June 14, 2011 to June 30, 2011	$16.00	$10.00	1,030
July 2011	$17.00	$14.00	1,600
August 2011	$14.00	$10.00	3,350

PNC.B

Month	Toronto Stock Exchange
	High	Low	Volume
June 14, 2011 to June 30, 2011	$17.75	$10.75	5,504
July 2011	$17.75	$14.75	6,321
August 2011	$17.00	$10.00	3,508

B. Plan of Distribution.

Not applicable.

C. Markets.

The Company’s Voting Shares and Variable Voting Shares trade on the Toronto Stock Exchange.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association.

The articles of incorporation and articles of amendment (collectively, the “Articles”) of the Company are incorporated by reference to the information in our registration statement on Form F-4 filed with the Securities and Exchange Commission, in Washington, D.C. on June 8, 2011 to which our Articles of Incorporation and Articles of Amendment were filed as exhibits.

No further changes have been made to the Company’s Articles/Bylaws. The Company’s Articles do not place any restrictions on the business that the Company may carry on.

Certain Powers of Directors

The Canada Business Corporations Act (the “CBCA”) requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (b) one for indemnity of or insurance for directors as contemplated under the CBCA; or (c) one with an affiliate. However, a director who is prohibited by the CBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the CBCA, the directors approved the contract or transaction, and the contract or transaction was reasonable and fair to the corporation at the time it was approved. The Company’s by-laws provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of the Company who is also a director.

The directors may also by resolution award special remuneration to any director in undertaking any special services on the Company’s behalf other than the normal work ordinarily required of a director of the Company. The by-laws provide that confirmation of any such resolution by the Company’s shareholders is not required.

The CBCA provides that, unless otherwise provided in the Company’s articles or by-laws, the directors may: (a) borrow money on the credit of the Company; (b) issue, reissue, sell, pledge or hypothecate debt obligations of the Company; (c) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

The directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the Company. The CBCA requires the directors to submit any such amendment or repeal to the Company’s shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal.

Meetings of Shareholders

The CBCA requires the Company to call an annual shareholders’ meeting not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Company’s preceding financial year and permits the Company to call a special shareholders’ meeting at any time. In addition, in accordance with the CBCA, the holders of not less than 5% of the Company’s shares carrying the right to vote at a meeting sought to be held may requisition the directors to call a shareholders’ meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 60 days prior to the date of any annual or special shareholders’ meeting. These materials also are filed with Canadian securities regulatory authorities and the SEC. The Company’s by-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 10% of the Company’s issued shares carrying the right to vote at the meeting is required to transact business at a shareholders’ meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company’s auditors, are entitled to be admitted to the Company’s annual and special shareholders’ meetings.

Disclosure of Share Ownership

The Securities Act (Ontario) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities (a “reporting insider”) must, within 10 days of becoming a reporting insider, file a report in the required form disclosing the reporting insider’s (i) beneficial ownership of, or control or direction over, whether direct or indirect, securities of the issuer and (ii) any interest in, or right or obligation associated with, a related financial instrument involving a security of the issuer. The Securities Act (Ontario) also provides for the filing of a report by a reporting insider of a reporting issuer in respect of a change in the reporting insider’s (i) beneficial ownership of, or control or direction over, whether direct or indirect, securities of the reporting issuer or (ii) interest in, or right or obligation associated with, a related financial instrument involving a security of the reporting issuer. This report must be filed within 5 days after the date on which the change occurs. The Securities Act (Ontario) also provides that a person or company that acquires beneficial ownership of, or the power to exercise control or direction over, voting or equity securities of any class or securities convertible into voting or equity securities of any class of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) promptly issue and file a news release containing the prescribed information and (b) file a report within two business days from the date of the acquisition containing the same information set out in the news release. The acquiring person or company must also issue a press release and file a report each time it acquires an additional 2% or more of the outstanding securities of the same class and every time there is a “material change” to the contents of the news release and report previously issued and filed.

Dividends

The Corporation has not paid dividends and its current intention is not to declare dividends for the foreseeable future. Any future determination to pay cash dividends is at the discretion of the Board and will depend on Postmedia’s financial condition, results of operations, capital requirements and such other factors as the Board deems relevant. Pursuant to the CBCA, the Corporation may not declare or pay a dividend if there are reasonable grounds for believing that: (i) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. There are also certain restrictions in the agreements relating to the Term Loan Facility, the ABL Facility and the Notes which may limit the ability of the Corporation to pay dividends.

Authorized Capital—General

The Corporation’s authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Corporation is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares. As of November 15, 2011, there were 1,191,868 Voting Shares and 39,131,302 Variable Voting Shares issued and outstanding. A summary of the rights attaching to the Voting Shares and Variable Voting Shares are set forth below.

Rights upon Liquidation, Dissolution or Winding-Up

Subject to the rights, privileges, restrictions and conditions attaching to any future shares of the Corporation ranking senior to the Voting Shares, upon liquidation, dissolution or winding up of the Corporation or other distribution of the Corporation’s assets among its shareholders for the purpose of winding up its affairs, the holders of the Voting Shares and Variable Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

Voting Shares

Voting rights

Holders of the Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation (except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA), and each Voting Share shall confer the right to one vote in person or by proxy at all meetings of shareholders of the Corporation.

Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the shares of the Corporation of any future class ranking senior to the Voting Shares, the holders of the Voting Shares shall, at the discretion of the directors, be entitled to receive, out of monies, assets or property of the Corporation properly applicable to the payment of dividends, any dividends declared and payable by the Corporation on the Voting Shares. The Voting Shares shall rank equally as to dividends on a share-for-share basis with the Variable Voting Shares and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Voting Shares and Variable Voting Shares at the time outstanding, without preference or distinction.

Subdivision or consolidation

No subdivision or consolidation of the Voting Shares or the Variable Voting Shares shall occur unless, simultaneously, the shares of the other class are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion

An issued and outstanding Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Corporation or the holder, if such Voting Share becomes held or beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more persons who are citizens or subjects of a country other than Canada or are controlled by one or more citizens or subjects of a country other than Canada (each a “Non-Canadian”). In addition to the automatic conversion feature, a holder of Voting Shares shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis.

Constraints on ownership of shares

The Voting Shares may only be beneficially owned and controlled, directly or indirectly, by persons that are not Non-Canadian.

Variable Voting Shares

General

The Variable Voting Shares have identical terms as the Voting Shares and rank equally with respect to voting, dividends and rights upon liquidation, distribution and winding up, except that Variable Voting Shares shall not carry one vote per Variable Voting Share if:

(a)	the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding Shares; or

(b)	the total number of votes that may be cast by or on behalf of holders of Variable Voting Shares present at any meeting of holders of Voting Shares exceeds 49.9% of the total number of votes that may be cast by all holders of Shares present and entitled to vote at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality, to equal the maximum permitted vote per Variable Voting Share as indicated below. Under the circumstance described in subparagraph (a) above, the Variable Voting Shares as a class cannot carry more than 49.9% of the aggregate votes. Under the circumstance described in subparagraph (b) above, the Variable Voting Shares as a class cannot, for the applicable shareholders’ meeting, carry more than 49.9% of the total number of votes that can be cast at the meeting.

Conversion

An issued and outstanding Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of the Corporation or the holder, if (a) such Variable Voting Share is not or ceases to be beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more Non-Canadians, unless such Variable Voting Shares resulted from the exercise of a voluntary election to convert a Voting Share into a Variable Voting Share, or (b)(i) the foreign ownership restrictions of the Tax Act are repealed and not replaced with other similar restrictions in the Tax Act or other applicable legislation and (ii) there is no Canadian federal or provincial law applicable to the Corporation prescribed for the purposes of subsection 46(1) or paragraph 174(1)(c) of the CBCA or any other similar provision in the CBCA or the CBCA Regulations.

Coattail Provision

In the event that an offer is made to purchase Voting Shares or Variable Voting Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Voting Shares are then listed, be made to all or substantially all the holders of the Shares of such class, and a concurrent offer at an equal price and with identical terms (subject to certain exceptions) is not made to purchase the Shares of such other class, each Variable Voting Share or Voting Share, as the case may be, shall become convertible at the option of the holder into one Share of the other class that shall be subject to the offer at any time while the offer is in effect.

The conversion right may only be exercised in respect of Shares for the purpose of depositing the resulting Shares in response to the offer and a Canadian trustee designated by the Corporation shall deposit the resulting Shares on behalf of the shareholder.

If the shares resulting from the conversion and deposited pursuant to the offer are withdrawn from the offer or are not taken up by the offeror or if the offer is abandoned or withdrawn, the shares resulting from the conversion shall be reconverted back into the original class automatically and without further act from the Corporation or the holder.

Declaration as to Canadian Status

Under the Corporation’s articles of incorporation, the directors may, prior to the issuance of any Shares or the registration or transfer of any Shares, require that there be submitted to the Corporation and/or its transfer agent, a declaration setting forth the name of the person who beneficially will own or control such Shares and whether or not such person is a Non-Canadian, as well as such other information as the Board considers relevant for purposes of determining whether that person is in compliance with the restrictions on issue or transfer of the Shares.

In order to ensure it complies with its share ownership restrictions, Postmedia has in place special operating procedures for monitoring share ownership that are designed to ensure that the share register of each of the Voting Shares and Variable Voting Shares remains accurate and up to date at all times. These procedures establish that Computershare Investor Services Inc., the Corporation’s transfer agent, will make periodic inquiries of intermediaries holding voting shares for non-registered holders to ensure compliance with share holding ownership requirements.

Shareholder Rights Plan

The Postmedia Rights Plan was entered into on November 8, 2010 and was ratified by shareholders of the Corporation at the annual and special meeting of the Corporation on February 24, 2011.

The following is a summary of the key features of the Postmedia Rights Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Postmedia Rights Plan, the full text of which is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on Postmedia’s website at www.postmedia.com. (Capitalized terms used in this section not otherwise defined herein have the meaning attributed to them in the Postmedia Rights Plan).

Issuance of Rights

One Right has been issued by Postmedia in respect of each Voting Share and Variable Voting Share outstanding at the Effective Time and will continue to be issued in respect of each Voting Share and Variable Voting Share issued thereafter and prior to the earlier of the Separation Time and the Expiration Time. Under the Postmedia Rights Plan, the Rights are confirmed and Postmedia confirms its authorization to continue the issuance of new Rights for each Voting Share and Variable Voting Share issued. Each Right entitles the registered holder thereof to purchase from Postmedia one Voting Share or Variable Voting Share, as the case may be. The exercise price under the Postmedia Rights Plan is an amount equal to three times the Market Price, from time to time, per Voting Share or Variable Voting Share, as the case may be. The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, the number of Voting Share or Variable Voting Share, as applicable, having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to ten times the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price.

Under the Postmedia Rights Plan, Postmedia is not required to issue or deliver Rights, or securities issuable upon the exercise of Rights, outside of Canada, where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Postmedia Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside of Canada, Postmedia may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing Voting Shares or Variable Voting Shares, as the case may be, and will be transferable only together with such associated shares. From and after the Separation Time and prior to the Expiration Time, separate certificates evidencing the Rights (“Rights Certificates”), together with a disclosure statement prepared by Postmedia describing the Rights, will be mailed to holders of record of Voting Shares and Variable Voting Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Voting Share and Variable Voting Share issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Voting Shares or Variable Voting Shares. The Rights will trade separately from the Voting Shares and Variable Voting Shares, as the case may be, after the Separation Time.

Separation Time

The Separation Time is the close of business on the tenth Business Day after the earlier of (i) the Share Acquisition Date, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than Postmedia or any Subsidiary of Postmedia) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may be determined by the Board acting in good faith. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it will be deemed never to have been made.

Acquiring Person

In general, an “Acquiring Person” is a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares or Variable Voting Shares. Excluded from the definition of “Acquiring Person” are Postmedia and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares or Variable Voting Shares as a result of one or more or any combination of an acquisition or redemption by Postmedia of Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition.

The definitions of “Permitted Bid Acquisition,” “Exempt Acquisition,” “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Postmedia Rights Plan. However, in general:

(a)	a “Permitted Bid Acquisition” means an acquisition of Voting Shares or Variable Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)	a “Share Reduction” means an acquisition or redemption by Postmedia or a Subsidiary of Postmedia of Voting Shares or Variable Voting Shares or the automatic or optional conversion of Variable Voting Shares into Voting Shares or vice versa (other than, for greater certainty, the automatic or optional conversion of shares Beneficially Owned by such Person) pursuant to the Constating Documents and the share provisions contained therein that, by reducing the number of Voting Shares or Variable Voting Shares outstanding, increases the percentage of outstanding Voting Shares or Variable Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares or Variable Voting Shares, as the case may be, then outstanding;

(c)	an “Exempt Acquisition” means a Voting Share or Variable Voting Share acquisition: (A) in respect of which the Board has waived the application of the Postmedia Rights Plan pursuant to certain provisions of the Postmedia Rights Plan; (B) pursuant to a dividend reinvestment plan of Postmedia; (C) pursuant to the receipt or exercise of rights issued by Postmedia to all holders of Voting Shares or Variable Voting Shares (other than holders resident in a jurisdiction where such dividend is restricted or impracticable as a result of applicable law) to subscribe for or purchase Voting Shares, Variable Voting Shares or Convertible Securities, provided that such rights are acquired directly from Postmedia and not from any other person and provided that the Person does not thereby acquire a greater percentage of Voting Shares, Variable Voting Shares or Convertible Securities so offered than the Person’s percentage of Voting Shares, Variable Voting Shares or Convertible Securities beneficially owned immediately prior to such acquisition; (D) pursuant to a distribution by Postmedia of Voting Shares, Variable Voting Shares or Convertible Securities by way of prospectus or private placement by Postmedia, provided that the Person does not thereby acquire (or is deemed to Beneficially Own) a greater percentage of Voting Shares or Variable Voting Shares so offered than the Person’s percentage of Voting Shares or Variable Voting Shares Beneficially Owned immediately prior to such acquisition; or (E) pursuant to the exercise of awards granted under a deferred share unit plan of Postmedia, options granted under a share option plan of Postmedia or rights to purchase securities granted under a share purchase plan of Postmedia;

(d)	a “Pro Rata Acquisition” means an acquisition of Voting Shares, Variable Voting Shares or Convertible Securities: (i) as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares, Variable Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the same class or series of Postmedia; (ii) pursuant to a regular dividend reinvestment or other plan of Postmedia made available by Postmedia to all holders of Voting Shares and Variable Voting Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law), where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares and Variable Voting Shares be applied to the purchase from Postmedia of Voting Shares, Variable Voting Shares or Convertible Securities; or (iii) pursuant to the receipt and/or exercise of rights (other than the Postmedia Rights) issued by Postmedia to all of the holders of a series or class of Voting Shares and Variable Voting Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law) on a pro rata basis to subscribe for or purchase Voting Shares, Variable Voting Shares or Convertible Securities, provided, however, that such Person does not thereby acquire a greater percentage of Voting Shares or Variable Voting Shares, as applicable, than the percentage of Voting Shares or Variable Voting Shares Beneficially Owned by that Person immediately prior to such acquisition;

(e)	a “Convertible Security Acquisition” means an acquisition of Voting Shares or Variable Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(f)	a “Grandfather Person” means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares or Variable Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares or Variable Voting Shares, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition.

Also excluded from the definition of “Acquiring Person” is an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of Voting Shares or Variable Voting Shares in connection with a distribution of securities by way of prospectus or private placement.

Beneficial Ownership

In general, a Person is deemed to Beneficially Own Voting Shares or Variable Voting Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Postmedia Rights Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or is under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (i) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering or private placement of securities; or (ii) pursuant to a pledge of securities in the ordinary course of the pledgee’s business) provided, however, that a Non-Canadian who holds Variable Voting Shares will not be deemed to be the “Beneficial Owner” of, have “Beneficial Ownership” of or “Beneficially Own” any Voting Shares into which the Variable Voting Shares owned by such Person are convertible pursuant to the Corporation’s Constating Documents and the share provisions contained therein.

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”). A Person is a Joint Actor with any Person who is a party to any agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Shares.

Institutional Shareholder Exemptions from Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional investors acting in the ordinary course of business. These exemptions apply to: (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities law, provided, however, that for greater certainty, Investment Manager does not include a hedge fund, a private equity fund or similar fund or entity or any Person who manages any of the foregoing; (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Pension Plan”) registered under applicable law; (iv) a Person who is a Pension Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or (v) a Crown agent or agency. The foregoing exemptions only apply so long as the Investment Manager, the Trust Company, the Plan Trustee, the Pension Plan, the Statutory Body or the Crown agent or agency is not then making or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or Variable Voting Shares or other securities pursuant to a distribution by Postmedia or by means of ordinary market transactions.

A Person will not be deemed to “Beneficially Own” a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Pension Plan with the same Plan Trustee as another Person or Pension Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Pension Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

Flip-In Event

A Flip-In Event occurs when any Person becomes an Acquiring Person.

In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board (whether before or after the occurrence of such Flip-In Event) occurs (see Item 10.B Memorandum and Articles of Association – Shareholder Rights Plan – Waiver of Flip-In Events, below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) will constitute the right to purchase from Postmedia, upon exercise thereof in accordance with the terms of the Postmedia Rights Plan, that number of Voting Shares or Variable Voting Shares, as applicable, having an aggregate Market Price on the date of the Flip-In Event equal to ten times the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(a)	the Take-over Bid is made for all of the Voting Shares and Variable Voting Shares and is made to all holders of record of Voting Shares and Variable Voting Shares, other than the Offeror, its Affiliates, Associates and Joint Actors;

(b)	the Take-over Bid contains irrevocable and unqualified conditions that:

A.	no security will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Voting Shares and Variable Voting Shares tendered or deposited thereunder will be subject to such irrevocable and unqualified condition;

B.	unless the Take-over Bid is withdrawn, securities may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for securities and securities deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

C.	not less than 50% of each of the outstanding Voting Shares and Variable Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for securities; and

D.	in the event that not less than 50% of each of the outstanding Voting Shares and Variable Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for securities under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of securities for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid or another Competing Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which securities may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence; and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

Redemption and Termination of Rights

(a)	Redemption of Rights on Approval of Holders of Shares and Rights. The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted for anti-dilution as provided in the Postmedia Rights Plan (the “Redemption Price”).

(b)	Deemed Redemption. Where a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, outstanding Voting Shares or Convertible Securities, the Board shall be deemed to have elected to redeem the Rights at the Redemption Price

(c)	Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid expires, is terminated or is otherwise withdrawn after the Separation Time and prior to the occurrence of a Flip-In Event, the Board may elect to redeem all of the outstanding Rights at the Redemption Price. In such event, all the provisions of the Postmedia Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares and Variable Voting Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of the Postmedia Rights Plan, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares and Variable Voting Shares.

If the Board is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, Postmedia will notify the holders of the Shares or, after the Separation Time, the holders of the Rights.

Waiver of Flip-In Events

The Board may waive the application of the events that occur under a Flip-in Event (see Item 10.B Memorandum and Articles of Association — Shareholder Rights Plan — Flip-In Events, above) to any Flip-in Event by written notice delivered to the Rights Agent and in the event of such waiver, the Flip-in Event shall be deemed never to have occurred and, if such waiver is provided after the Separation Time, all the provisions of Postmedia Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares and Variable Voting Shares as of the Separation Time had not been mailed to each such holder, and the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares and Variable Voting Shares.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including, without limitation:

(i)	if there is: (A) a declaration of a dividend on its Voting Shares or Variable Voting Shares payable in Voting Shares or Variable Voting Shares (or Convertible Securities) other than pursuant to any mandatory or optional share dividend reinvestment program, (B) a subdivision or change of the then outstanding Voting Shares or Variable Voting Shares into a greater number of shares, (C) a combination or change of the then outstanding Voting Shares or Variable Voting Shares into a smaller number of shares, or (D) an issuance of Voting Shares or Variable Voting Shares (or Convertible Securities) in lieu of or in exchange for existing shares; or

(ii)	if Postmedia fixes a record date for a distribution to all holders of Voting Shares and Variable Voting Shares of certain rights or warrants to acquire Voting Shares or Variable Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares or Variable Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or a distribution payable in Voting Shares or Variable Voting Shares, but including any distribution payable in securities other than Voting Shares or Variable Voting Shares).

Supplements and Amendments

Postmedia may at any time, amend, supplement, vary or delete any of the provision of the Postmedia Rights Plan.

Any such amendment, supplement, variation or deletion shall be effective from the date of the resolution of the Board adopting such amendment, supplement, variation or deletion or such earlier or later date as the Board may otherwise determine. The implementation of any such amendment, supplement, variation or deletion will be subject to receipt of any necessary regulatory approval including that of any securities regulatory authority or stock exchange.

Expiration

The Postmedia Rights Plan was approved by the Shareholders at the annual and special meeting of shareholders on February 24, 2011, and will remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights will terminate pursuant to the Postmedia Rights Plan) and the termination of the annual meeting of Postmedia Shareholders in the year 2014 unless at or prior to such meeting the Independent Shareholders ratify the continued existence of the Postmedia Rights Plan.

C. Material Contracts.

The following are the material contracts, other than contracts in the ordinary course of business, and material contracts in the ordinary course of business required to be listed, that the Corporation or a subsidiary of the Corporation has entered into since January 1, 2008 or prior thereto but still in effect:

The Notes Indenture and Registration Rights Agreement

In connection with the Acquisition, on July 13, 2010 Postmedia Network Inc. issued US$275 million in aggregate principal amount of 12.50% Senior Secured Notes due 2018. The Notes were issued with original issue discount resulting in gross proceeds of 97.55%. The Notes were issued under an indenture dated as of July 13, 2010 with The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as collateral agent. The Notes are secured on a second priority basis by the Term Loan Collateral and on a third priority basis by the ABL Collateral. Postmedia Network Inc., the Corporation and the initial purchasers of the Notes entered into a registration rights agreement (the “Registration Rights Agreement”) with respect to the Notes pursuant to which Postmedia Network Inc. and the Corporation agreed for the benefit of the holders of the notes to use commercially reasonable efforts to file a registration statement on an appropriate registration form under which we would exchange the Notes for new Notes that have been registered under the U.S. Securities Act of 1933, as amended (“Exchange Notes”).

On July 13, 2011, the Company completed an exchange offer of Exchange Notes for the original Senior Secured Notes, in satisfaction of the requirements of the Registration Rights Agreement, attached hereto as Exhibit 2.3. The terms of the Exchange Notes are substantially identical to those of the original Senior Secured Notes, except that the Exchange Notes have been registered with the SEC and in general are not subject to transfer restrictions under U.S. securities laws.

The Term Loan Facility Credit Agreement

In connection with the Acquisition on July 13, 2010, Postmedia Network Inc. entered into a senior secured term loan credit facility (the “Term Loan Facility”) with JPMorgan Chase Bank, N.A. as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc. as syndication agent, J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc. as joint lead arrangers and joint book runners, the Corporation as guarantor and certain lenders. The Term Loan Facility provided for a six-year US$300 million senior secured term loan facility (bearing interest at a rate of, at its option, a base rate (not to be less than 3% per annum) plus a margin of 6% per annum; or a LIBOR rate (not to be less than 2% per annum) plus a margin of 7% per annum) (the “US Tranche”), a four-and-a-half year $110 million senior secured term loan facility (bearing interest at a rate of, at its option, a Canadian prime rate plus a margin of 5% per annum; or a CDOR rate plus a margin of 6% per annum) (the “Canadian Tranche”) and up to US$50 million in one or more incremental term loan facilities at the discretion of the lenders (bearing interest at a rate of which is the same as the US dollar denominated term loan).

The Term Loan Facility, together with swap obligations and cash management obligations provided by any lender under the Term Loan Facility or the ABL Facility, are secured on a first-priority basis by the Term Loan Collateral and on a second-priority basis by the ABL Collateral.

The First Amendment to the Term Loan Facility

On April 4, 2011 Postmedia Network Inc. completed a repricing of the Term Loan Facility, the terms of which are contained in a first amendment to the Term Loan Facility (the “First Amendment”).

The First Amendment provides for a new first lien senior secured Tranche C (“Tranche C”) term loan facility in an aggregate principal amount of US$365.0 million resulting from (a) the continuation of certain existing U.S. tranche loans of continuing lenders and (b) the borrowing of additional Tranche C term loans from new lenders. The First Amendment also provided for the repayment in full of the Canadian Tranche and the U.S. tranche loans that are not being continued as Tranche C loans under the First Amendment and the payment of related fees, expenses and prepayment premiums.

Under the First Amendment, borrowings under the Tranche C term loan facility bear interest at a reduced rate of (a) with respect to LIBOR Rate loans, the LIBOR Rate plus 500 basis points, with a LIBOR Rate floor of 1.25%, and (b) with respect to Base Rate loans, the Base Rate plus 400 basis points, with a Base Rate floor of 2.25%. Certain prepayments or amendments of the Tranche C term loans on or prior to the first anniversary of the First Amendment are subject to a premium of 1.00%.

The First Amendment also favorably modified certain financial covenants in the Term Loan Facility, including those relating to the consolidated interest coverage ratio, the consolidated total leverage ratio and the consolidated first lien indebtedness leverage ratio.

The ABL Facility Credit Agreement

In connection with the Acquisition, on July 13, 2010, Postmedia Network Inc. entered into a four year revolving senior secured asset-based revolving credit facility with Morgan Stanley Senior Funding, Inc. as administrative agent, collateral agent, joint collateral agent and co-syndication agent, JPMorgan Chase Bank N.A. as co-syndication agent, Wells Fargo Bank, National Association as joint collateral agent and co-documentation agent, Royal Bank of Canada as co-documentation agent and the other agents that may become party thereto, the Corporation as guarantor and certain lenders party thereto in the aggregate amount of up to $60 million (with a $10 million letter of credit sub-facility) bearing interest at a rate of, at its option, a Canadian prime rate plus a margin of 2.75% per annum (such margin to be subject to reduction based upon an availability threshold of $30 million); or a CDOR rate plus a margin of 3.75% per annum (such margin to be subject to reduction based upon an availability threshold of $30 million) (collectively, the “ABL Facility”). There are limitations on Postmedia Network Inc.’s ability to incur the full $60 million of commitments under the ABL Facility. Availability is limited to the lesser of a borrowing base and $60 million. In addition, there is a covenant that requires minimum unused availability of $15 million to be maintained at all times as described under “Covenants” below. The ABL Facility is secured on a third-priority basis by the Term Loan Collateral and on a first-priority basis by the ABL Collateral. The proceeds of the loans under the ABL Facility are permitted to be used to finance the working capital needs and general corporate purposes of Postmedia Network Inc. The ABL Facility was not used to fund the Acquisition and has not yet been utilized by Postmedia Network Inc.

The Registration Rights Agreement

On July 13, 2010, Postmedia entered into a registration rights agreement with GoldenTree. Under the agreement, GoldenTree was granted demand registration rights pursuant to which GoldenTree may require Postmedia to file a prospectus with the Canadian securities administrators qualifying the Shares owned by GoldenTree for sale in Canada. The agreement also grants piggyback registration rights to GoldenTree in the event that Postmedia proposes to distribute Shares by way of a prospectus, which rights allow GoldenTree to require Postmedia in certain circumstances to include Shares owned by GoldenTree in such prospectus distribution.

The Nominating Agreement

Please refer to Item 6.A Directors and Senior Management – Nominating Agreement.

The Consulting Arrangement with John Paton

Please refer to Item 7.A Major Shareholders – Consulting Agreement.

The Asset Purchase Agreements dated as of October 18, 2011, in respect of the Transaction

Please refer to Item 4.A History and Development of the Company.

D. Exchange Controls.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares other than withholding tax requirements. (E.g., Remittances of dividends to United States residents are generally subject to a 15% withholding tax (5% if the shareholder is a company beneficially owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

As described in greater detail in Item 10.B, the Voting Shares may only be beneficially owned and controlled, directly or indirectly, by persons that are not Non-Canadian. Except for the restrictions on ownership described under Item 10.B Memorandum and Articles of Association and except as provided in the Investment Canada Act (the “ICA”), there are no provisions under the laws of Canada or in the Articles of the Company restricting the right of foreigners to hold or vote the common shares of the Company.

Under the ICA, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the ICA is satisfied that the acquisition is likely to be of net benefit to Canada. The Minister of Canadian Heritage (for cultural businesses) and the Minister of Industry (for all other activities) are the two Ministers who are responsible for reviewing transactions. Where a transaction is subject to the review requirement (a “Reviewable Transaction”), an application for review must be filed with the applicable Director of Investments appointed by the responsible Minister prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada, taking into account the application for review, any written undertakings from the investor and the prescribed factors of assessment set out in the ICA.

The monetary threshold for the review of Canadian businesses carrying on a “cultural business” within the meaning of the ICA is CDN$5million. The Company carries on a “cultural business” within the meaning of the ICA. An acquisition of control of the Company by a non-Canadian would be a Reviewable Transaction if the value of the assets of the Company equalled or exceeded CDN$5 million. The transaction would also be a Reviewable Transaction even if the Company’s assets were less than CDN$5 million if the Governor in Council (the Canadian federal cabinet) elected to review the transaction. In this latter case, the transaction could be implemented prior to such determination.

The ICA sets out rules to determine, inter alia, who is a non-Canadian and whether there has been an acquisition of control of a Canadian business. Notwithstanding these rules, under the ICA, where a transaction involves a Canadian business which carries on a “cultural business,” the Minister of Canadian Heritage has discretion to make a determination that an investor which may qualify as a Canadian under the rules is in fact a non-Canadian and that there has been in fact an acquisition of control of the Canadian business notwithstanding that there may not have been an acquisition of control under the other provisions of the ICA.

E. Taxation.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of our shares by a holder (in this summary, a “U.S. holder”), who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, is not resident in Canada, deals at arm’s length with us, is not affiliated with us, holds our shares as capital property and does not use or hold and is not deemed to use or hold our shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), and at all relevant times, is a resident of the U.S. and is a “qualifying person” for purposes of the Treaty. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other holder in special circumstances. This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and our understanding of the current administrative practices and assessing policies of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal, state or other foreign income tax law or practice. The tax consequences to any particular U.S. holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. holder. All U.S. holders are advised to consult with their own tax advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or credited, or deemed to be paid or credited, to a U.S. holder by us will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividends, unless reduced under an applicable tax treaty. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. holder that is the beneficial owner of such dividends is generally limited to 15% of the gross amount of the dividends (or 5% if the U.S. holder is a company which beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. holder’s account.

Disposition

For purposes of the following discussion, we have assumed that our shares will remain listed on the Toronto Stock Exchange. A U.S. holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of our shares in the open market unless the shares constitute “taxable Canadian property” to the holder thereof and the U.S. holder is not entitled to relief under the Treaty. Our shares will constitute taxable Canadian property to a U.S. holder if, at any time during the 60 month period preceding the disposition, the U.S. holder or persons with whom the U.S. holder did not deal at arm’s length alone or together owned 25% or more of the issued shares of any class or series of our capital stock, and more than 50% of the fair market value of such shares was derived, directly or indirectly, from any one or a combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil rights law rights in, property described in any of (i) to (iii), whether or not that property exists. Notwithstanding the foregoing, in other specific circumstances, including where shares were acquired for other securities in a tax-deferred transaction, our shares could be deemed to be taxable Canadian property.

If our shares constitute taxable Canadian property to the U.S. holder, the U.S. holder will (unless relieved under the Treaty) be subject to Canadian income tax on any gain realized. The taxpayer’s capital gain (or loss) from a disposition of the shares is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the shares and reasonable expenses of disposition. One-half of the capital gain is included in income. Under the Treaty, the U.S. holder will generally be exempt from Canadian tax on any capital gain realized on a disposition of our shares provided that, at the time of the disposition, the shares do not derive their value principally from real property situated in Canada.

F. Dividends and paying agents.

Not applicable.

G. Statements by experts.

Not applicable.

H. Documents on display.

We filed a registration statement on Form F-4 with the SEC in Washington, D.C. (Registration No. 333-174780) on June 8, 2011, which became effective on June 13, 2011. The Registration Statement contains exhibits and schedules. Material contracts and publicly available corporate records may be viewed at our registered and records office located at 1450 Don Mills Road, Toronto, Ontario Canada.

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (http://www.sedar.com).

I. Subsidiary Information.

We hold a 100% interest in our only subsidiary, Postmedia Network Inc., a company incorporated under the laws of Canada.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Please refer to “Financial Instruments and Financial Instruments Risk Management” in the MD&A, attached hereto as Exhibit 15.2.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 15d-15 under the U.S. Securities Exchange Act of 1934, or the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission, or SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of August 31, 2011, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

Exemption from Management’s Annual Report on Internal Control over Financial Reporting for the Fiscal Year Ended August 31, 2011

As a new public company and under the applicable rules of the Securities and Exchange Commission, we are not required to include a report of management’s assessment regarding internal control over financial reporting or an attestation report of an Independent Registered Public Accounting Firm in this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended August 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES.

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Board has not yet designated a member of the Audit Committee as an audit committee financial expert. Until we appoint such a person, we believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements. Moreover, the Audit Committee is comprised of seasoned business professionals. For more about the members of our Audit Committee, please refer to Item 6.C Board Practices. Based on this experience, we believe that the Audit Committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B. CODE OF ETHICS.

Postmedia has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of our company, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Postmedia assets, rules and regulations and the reporting of illegal and unethical behavior.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls and auditing matters. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains annually from each director and executive officer formal confirmation of compliance with the Code of Business Conduct and Ethics.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board (or a Committee to whom that authority has been delegated), while any waiver for all other employees may only be made by the President and Chief Executive Officer.

The Code of Business Conduct and Ethics was filed as exhibit 10.7 to the Company’s Registration Statement on Form F-4, filed with the SEC on June 8, 2011.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The fees billed by the Corporation’s external auditors for the period ended August 31, 2010 and for fiscal 2011 for audit and non-audit related services provided to the Corporation and its subsidiaries are as follows:

Year	Audit Fees	Audit Related Fees		Tax Fees
Period ended August 31,2010	$400,000	475,000	(1)	$—
Fiscal 2011	$748,000	325,000	(2)	$—

Notes:

(1)	Includes those fees incurred with respect to the review of a U.S. offering memorandum in connection with the issuance of the Company’s Senior Secured Notes.
(2)	Includes those fees incurred in connection with the review of the Company’s Prospectus and registration statement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

Please refer to the Company’s Consolidated financial statements for the year ended August 31, 2011 and for the period ended August 31, 2010, attached hereto as Exhibit 15.1.

ITEM 19. EXHIBITS.

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 20-F.

Exhibit No.	Description of Exhibit
1.1.1	(i) Certificate and Articles of Incorporation and Amendment of Postmedia Network Inc., previously filed as Exhibit 2.1.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

1.1.2	(ii) By-laws of Postmedia Network Inc., previously filed as Exhibit 2.1.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

1.2.1	(i) Certificate and Articles of Incorporation and Amendment of Postmedia Network Canada Corp., previously filed as Exhibit 2.2.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

1.2.2	(ii) By-laws of Postmedia Network Canada Corp., previously filed as Exhibit 2.2.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

1.3†	Charter of the Audit Committee of Postmedia Network Canada Corp.

2.1	Senior Secured Notes Indenture, dated as of July 13, 2010, relating to the 12.50% Senior Secured Notes due 2018, among Postmedia Network Inc., Postmedia Network Canada Corp., The Bank of New York Mellon as Trustee and BNY Trust Company of Canada, as Collateral Agent, previously filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.2	Form of 12.50% Senior Secured Initial Note (included as Exhibit A-1 to Exhibit 2.1)

2.3	Registration Rights Agreement, dated July 13, 2010, by and among Postmedia Network Inc., Postmedia Network Canada Corp and J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as initial purchasers, previously filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.4	Intercreditor Agreement, dated as of July 13, 2010, among Morgan Stanley Senior Funding, Inc., as ABL collateral agent, JPMorgan Chase Bank, N.A., as term loan collateral agent and BNY Trust Company of Canada as notes collateral agent, previously filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.5	Intercreditor Agreement, dated as of July 13, 2010, among JPMorgan Chase Bank, N.A. as term loan collateral agent and BNY Trust Company of Canada, as notes collateral agent, previously filed as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.6	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors named thereto, The Bank of New York Mellon as trustee and BNY Trust Company of Canada as collateral agent, previously filed as Exhibit 4.6 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.7	Grant of Security Interest in Trademarks Rights, dated as of July 13, 2010 among Postmedia Network Inc. and BNY Trust Company of Canada as collateral agent, previously filed as Exhibit 4.7 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.8	Shareholder Rights Plan Agreement, dated as of November 8, 2010, between Postmedia Network Canada Corp. and Computershare Investor Services Inc. as Rights Agent, previously filed as Exhibit 4.8 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.1	Term Loan Credit Agreement, dated as of July 13, 2010, among Postmedia Network Inc., Postmedia Network Canada Corp, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc., as syndication agent, joint lead arranger and joint bookrunner, The Bank of Montreal, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Royal Bank of Canada and The Toronto-Dominion Bank, as co-documentation agents, J.P. Morgan Securities Inc., as joint lead arranger and joint bookrunner, and the lenders party thereto, previously filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.2	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors party thereto and JPMorgan Chase Bank, N.A. as administrative agent and collateral agent, previously filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.3	Grant of Security Interest in Trademark Rights, dated as of July 13, 2010, between Postmedia Network Inc. and JPMorgan Chase Bank, N.A., previously filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.4	Revolving Credit Agreement, dated as of July 13, 2010, among Postmedia Network Inc., Postmedia Network Canada Corp., Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent, co-syndication agent, joint collateral agent and paying agent, JPMorgan Chase Bank, N.A., as co-syndication agent, Wells Fargo Capital Finance Corporation Canada, as joint collateral agent and co-documentation agent, Royal Bank of Canada, as co-documentation agent, and the lenders party thereto, with Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities Inc. as joint lead arrangers and joint bookrunners, previously filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.5	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, previously filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.6	Grant of Security Interest in Trademark Rights, dated as of July 13, 2010, between Postmedia Network Inc. and Morgan Stanley Senior Funding, Inc., previously filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.7	Role Profile Agreement between Postmedia Network Inc. and John Paton, dated as of October 18, 2010, previously filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.8	Nominating Agreement, dated as of July 13, 2010, between Postmedia Network Canada Corp. and GoldenTree Asset Management LP., previously filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.9	Registration Rights Agreement, dated as of July 13, 2010 between Postmedia Network Canada Corp. and GoldenTree Asset Management LP., previously filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.10	First Amendment to the Term Loan Credit Agreement, dated April 4, 2011 among Postmedia Network Inc., Postmedia Network Canada Corp. and JPMorgan Chase Bank, N.A., as administrative agent., previously filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.11	Agreement among Postmedia Network Inc., Sport Media Enterprises Inc. and Wayne Parrish, dated July 21, 2010, previously filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.12^	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., LMP Publication Limited Partnership and GVIC Communications Corp.

4.13^	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., TC Publication Limited Partnership and GVIC Communications Corp.

8.1	Subsidiaries of the Registrants, previously filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

9.1	Code of Business Conduct and Ethics of Postmedia Network Canada Corp., previously filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

12.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Paul Godfrey)

12.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Douglas Lamb)

13.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Paul Godfrey)

13.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Douglas Lamb)

15.1†	Consolidated financial statements of the registrant for the year ended August 31, 2011 and for the period ended August 31, 2010.

15.2†	Management’s Discussion and Analysis of the registrant for the year ended August 31, 2011 and for the period ended August 31, 2010.

†	Filed herewith.
^	Incorporated by reference to the Registrant’s Form 6-K filed on October 20, 2011.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Postmedia Network Canada Corp. REGISTRANT

	By:	/s/ Paul Godfrey
Paul Godfrey
Dated: November 28, 2011		President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1.1	(i) Certificate and Articles of Incorporation and Amendment of Postmedia Network Inc., previously filed as Exhibit 2.1.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

1.1.2	(ii) By-laws of Postmedia Network Inc., previously filed as Exhibit 2.1.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

1.2.1	(i) Certificate and Articles of Incorporation and Amendment of Postmedia Network Canada Corp., previously filed as Exhibit 2.2.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

1.2.2	(ii) By-laws of Postmedia Network Canada Corp., previously filed as Exhibit 2.2.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

1.3†	Charter of the Audit Committee of Postmedia Network Canada Corp.

2.1	Senior Secured Notes Indenture, dated as of July 13, 2010, relating to the 12.50% Senior Secured Notes due 2018, among Postmedia Network Inc., Postmedia Network Canada Corp., The Bank of New York Mellon as Trustee and BNY Trust Company of Canada, as Collateral Agent, previously filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.2	Form of 12.50% Senior Secured Initial Note (included as Exhibit A-1 to Exhibit 2.1)

2.3	Registration Rights Agreement, dated July 13, 2010, by and among Postmedia Network Inc., Postmedia Network Canada Corp and J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as initial purchasers, previously filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.4	Intercreditor Agreement, dated as of July 13, 2010, among Morgan Stanley Senior Funding, Inc., as ABL collateral agent, JPMorgan Chase Bank, N.A., as term loan collateral agent and BNY Trust Company of Canada as notes collateral agent, previously filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.5	Intercreditor Agreement, dated as of July 13, 2010, among JPMorgan Chase Bank, N.A. as term loan collateral agent and BNY Trust Company of Canada, as notes collateral agent, previously filed as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.6	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors named thereto, The Bank of New York Mellon as trustee and BNY Trust Company of Canada as collateral agent, previously filed as Exhibit 4.6 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.7	Grant of Security Interest in Trademarks Rights, dated as of July 13, 2010 among Postmedia Network Inc. and BNY Trust Company of Canada as collateral agent, previously filed as Exhibit 4.7 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

2.8	Shareholder Rights Plan Agreement, dated as of November 8, 2010, between Postmedia Network Canada Corp. and Computershare Investor Services Inc. as Rights Agent, previously filed as Exhibit 4.8 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.1	Term Loan Credit Agreement, dated as of July 13, 2010, among Postmedia Network Inc., Postmedia Network Canada Corp, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc., as syndication agent, joint lead arranger and joint bookrunner, The Bank of Montreal, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Royal Bank of Canada and The Toronto-Dominion Bank, as co-documentation agents, J.P. Morgan Securities Inc., as joint lead arranger and joint bookrunner, and the lenders party thereto, previously filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.2	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors party thereto and JPMorgan Chase Bank, N.A. as administrative agent and collateral agent, previously filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.3	Grant of Security Interest in Trademark Rights, dated as of July 13, 2010, between Postmedia Network Inc. and JPMorgan Chase Bank, N.A., previously filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.4	Revolving Credit Agreement, dated as of July 13, 2010, among Postmedia Network Inc., Postmedia Network Canada Corp., Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent, co-syndication agent, joint collateral agent and paying agent, JPMorgan Chase Bank, N.A., as co-syndication agent, Wells Fargo Capital Finance Corporation Canada, as joint collateral agent and co-documentation agent, Royal Bank of Canada, as co-documentation agent, and the lenders party thereto, with Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities Inc. as joint lead arrangers and joint bookrunners, previously filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.5	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, previously filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.6	Grant of Security Interest in Trademark Rights, dated as of July 13, 2010, between Postmedia Network Inc. and Morgan Stanley Senior Funding, Inc., previously filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.7	Role Profile Agreement between Postmedia Network Inc. and John Paton, dated as of October 18, 2010, previously filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.8	Nominating Agreement, dated as of July 13, 2010, between Postmedia Network Canada Corp. and GoldenTree Asset Management LP, previously filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.9	Registration Rights Agreement, dated as of July 13, 2010 between Postmedia Network Canada Corp. and GoldenTree Asset Management LP, previously filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.10	First Amendment to the Term Loan Credit Agreement, dated April 4, 2011 among Postmedia Network Inc., Postmedia Network Canada Corp. and JPMorgan Chase Bank, N.A., as administrative agent, previously filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.11	Agreement among Postmedia Network Inc., Sport Media Enterprises Inc. and Wayne Parrish, dated July 21, 2010, previously filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

4.12^	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., LMP Publication Limited Partnership and GVIC Communications Corp.

4.13^	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., TC Publication Limited Partnership and GVIC Communications Corp.

8.1	Subsidiaries of the Registrants, previously filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

9.1	Code of Business Conduct and Ethics of Postmedia Network Canada Corp., previously filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference hereto.

12.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Paul Godfrey)

12.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Douglas Lamb)

13.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Paul Godfrey)

13.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Douglas Lamb)

15.1†	Consolidated financial statements of the registrant for the year ended August 31, 2011 and for the period ended August 31, 2010.

15.2†	Management’s Discussion and Analysis of the registrant for the year ended August 31, 2011 and for the period ended August 31, 2010.

†	Filed herewith.
^	Incorporated by reference to the Registrant’s Form 6-K filed on October 20, 2011.