Form 20-F
period 2012-08-31
Postmedia Network Canada Corp.
filed 2012-11-23
CIK 1515805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2012

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,302,730 Class C voting shares and 39,020,440 Class NC variable voting shares outstanding as of August 31, 2012

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒  Yes     ☐  No

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

☐  Yes     ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                 Accelerated file  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17.  ☐    Item 18.  ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☒

GENERAL INFORMATION

Unless otherwise indicated, all references herein are to Canadian dollars.

Capitalized terms, except as otherwise defined herein, are defined in the section entitled “Glossary of Terms”.

Except as otherwise indicated or the context otherwise requires in this annual report, for periods prior to the Acquisition, references to “the Corporation”, “the Company”, “we”, “us” and “our” refer to Canwest LP and its consolidated subsidiaries; and for periods following the Acquisition, those terms refer to Postmedia Network Canada Corp. and, if the context requires, Postmedia Network Inc.

We are incorporated under the Canada Business Corporations Act, which we refer to as the “CBCA”. Our principal executive offices are located at 1450 Don Mills Road, Toronto, Ontario, Canada, M3B 2X7 and our telephone number at that address is (416) 383-3300. Our website is located at http://www.postmedia.com. Information about us is included on our website. Our website and the information contained on our website are not part of this report.

Glossary of terms

In this annual report, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders.

“ABL Collateral” means the accounts receivable, cash and cash equivalents, inventory and related assets of Postmedia Network Inc. and Postmedia Network Canada Corp., which constitute collateral for the ABL Facility on a first-priority basis, for the First-Lien Notes on a second-priority basis and for the Second-Lien Notes on a third-priority basis.

“ABL Credit Agreement” has the meaning ascribed to such term in Item 10.C Material Contracts –ABL Facility.

“ABL Facility” has the meaning ascribed to such term in Item 10.C Material Contracts –ABL Facility.

“Acquisition” has the meaning ascribed to such term in Item 4.A History and Development of the Corporation.

“Acquisition Consideration” has the meaning ascribed to such term in Item 4.A History and Development of the Corporation.

“Ad Hoc Committee” means the ad hoc committee of senior subordinated noteholders and lenders of Canwest LP.

“annual report” means this annual report on Form 20-F.

“Asset Purchase Agreement” means an asset purchase agreement dated May 10, 2010 that was entered into in connection with the implementation of the Plan under the CCAA relating to the LP Entities (defined below), whereby Postmedia Network Inc. purchased substantially all of the assets, including the shares of National Post Inc., and assumed certain liabilities of Canwest LP for $1.05 billion.

“Board” or “Board of Directors” means the board of directors of Postmedia Network Canada Corp.

“Borrowing Base” refers to a provision contained in the credit agreement governing the ABL Facility limiting Postmedia Network Inc.’s availability under the ABL Facility to the lesser of a borrowing base and $60 million, less an excess availability amount of $15.0 million. This results in a maximum availability under the ABL Facility which is no greater than $45 million.

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

“CEP” means the Communications, Energy and Paperworkers’ Union of Canada, Local 145.

“CEP Application” has the meaning ascribed to such term in Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings.

“CPI” means Canwest Publishing Inc./Publications Canwest Inc., a corporation incorporated under the laws of Canada and a wholly-owned subsidiary of CCI.

“Canadian GAAP” or “CGAAP” means generally accepted accounting principles in accordance with Part V of the Handbook of the Canadian Institute of Chartered Accountants.

“Canwest Global” means Canwest Global Communications Corp., a corporation incorporated under the laws of Canada and, prior to the Acquisition, the indirect parent company of Canwest LP.

“Canwest Group” means Canwest Global and its subsidiaries, but specifically excluding the LP Entities (defined below).

“Canwest LP” means the Canwest Limited Partnership/Canwest Societe en Commandite, a limited partnership formed under the laws of the province of Ontario whose general and limited partnership interests were owned by Canwest (Canada) Inc. and 4501071 Canada Inc., respectively, together with its subsidiaries.

“digital media and online” means the digital media assets and the online websites of the Corporation reported within both the Newspaper segment and the All other segment category.

“Disposed Properties” has the meaning ascribed to such term in Item 4.A History and Development of the Corporation.

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

“EDGAR” means the Electronic Data-Gathering, Analysis and Retrieval system of the US Securities and Exchange Commission.

“First-Lien Notes” means the 8.25% Senior Secured Notes due 2017 issued by Postmedia Network Inc. on August 16, 2012 pursuant to the terms and conditions of the First-Lien Notes indenture.

“First-Lien Notes Collateral” means substantially all the assets of Postmedia Network Inc. and Postmedia Network Canada Corp. (other than ABL Collateral) and certain customary exclusions, which constitutes collateral for the First-Lien Notes on a first-priority basis, Second-Lien Notes on a second-priority basis and for the ABL Facility on a third-priority basis.

“Fiscal year” means the twelve month period ending on August 31 of such year.

“Funding Commitment” has the meaning ascribed to such term in Item 4.A History and Development of the Corporation.

“IFRS” means generally accepted accounting principles in accordance with Part I of the Handbook of the Canadian Institute of Chartered Accountants. IFRS as applied by the Corporation is in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“LP Entities” means CPI, CBI, CCI and Canwest LP.

“MD&A” means Postmedia Network Canada Corp’s management’s discussion and analysis for the years ended August 31, 2012 and 2011, attached hereto as Exhibit 15.2.

“Minister of Heritage” means the Minister of Heritage and official languages.

“National Post” means the daily national newspaper published by the Corporation.

“Newspaper operations” means, collectively, the operations of each of the Corporation’s newspapers reported within the Newspaper segment.

“Non-Canadian” has the meaning ascribed to such term in Item 10.B Memorandum and Articles of Association – Voting Shares.

“Option” means the right to purchase Voting Shares or Variable Voting Shares, as applicable, under the Option Plan.

“Option Plan” means the stock option plan of the Corporation dated as of July 13, 2010.

“OTRA” has the meaning ascribed to such term in Item 4.A History and Development of the Corporation – Intercompany Reorganizations.

“PES” means Postmedia Editorial Services, the Corporation’s editorial services division.

“PIA” means Postmedia Integrated Advertising, the Corporation’s integrated advertising division.

“Plan” has the meaning ascribed to such term in Item 4.A History and Development of the Corporation.

“Postmedia” or “PNCC” means Postmedia Network Canada Corp. and, if the context requires, its subsidiary, Postmedia Network Inc.

“Postmedia Rights Plan” means the shareholder rights plan agreement entered into between Postmedia and Computershare Investor Services Inc., as rights agent.

“Prospectus” means the Canadian non-offering prospectus filed by the Corporation on June 7, 2011.

“Qualifying Public Corporations” has the meaning ascribed to such term under Item 4.B Business Overview – Regulation”.

“SEC” means the U.S. Securities and Exchange Commission.

“Sarbanes-Oxley” means the U.S. Sarbanes-Oxley Act of 2002.

“Second-Lien Notes” means the 12.50% Senior Secured Notes due 2018 issued by Postmedia Network Inc. on July 13, 2010 pursuant to the terms and conditions of the Second-Lien Notes indenture.

“SEDAR” means the System for Electronic Data Analysis and Retrieval.

“Shares” means, collectively, the Voting Shares and the Variable Voting Shares.

“Subscription Agreement” has the meaning ascribed to such term in Item 4.A History and Development of the Company.

“Tax Act” means the Income Tax Act (Canada).

“Term Loan Facility” has the meaning ascribed to such term in Item 10.C Material Contracts –Term Loan Facility.

“Toronto Head Office” means the Corporation’s registered office located at 1450 Don Mills Road, Toronto, Ontario, M3B 2X7.

“Transaction” has the meaning ascribed to such term in Item 4.A History and Development of the Corporation.

“TSX” means the Toronto Stock Exchange.

“US$” and “US dollars” means United States dollars.

“US GAAP” means generally accepted accounting principles in the United States as of the date of this annual report.

“Variable Voting Shares” means the Class NC variable voting shares in the capital of the Corporation which trade on the TSX under the symbol PNC.B.

“Voting Shares” means the Class C voting shares in the capital of the Corporation which trade on the TSX under the symbol PNC.A.

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will”, “could” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, expenditures, costs and the industry in which we operate. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the MD&A, attached hereto as Exhibit 15.2. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this annual report. Such risks include, but are not limited to: competition from other newspapers and alternative forms of media; the Corporation’s ability to compete successfully in newspaper and online industries; the influence of prevailing economic conditions and the prospects of the Corporation’s advertising customers on advertising revenue; the failure to fulfill the Corporation’s strategy of building its digital media and online businesses; failure to maintain print and online newspaper readership and circulation levels; the negative impact of decreases in advertising revenue on results of operations; financial difficulties of certain contractors and vendors; competition with alternative emerging technologies; not being able to achieve a profitable balance between circulation levels and advertising revenues; not realizing anticipated cost savings from cost savings initiatives; seasonal variations; intellectual property rights; damage to the Corporation’s reputation; variations in the cost and availability of newsprint; disruptions in information systems and technology and other manufacturing systems; labour disruptions; equipment failure; environmental, health and safety laws and regulations; controversial editorial content; unresolved litigation matters; failure to comply with “Canadian Newspaper” status for purposes of the Tax Act; the collectability of accounts receivable; goodwill and intangible asset impairment charges; disruptions in the credit markets; changes to insurance policies; under-funded registered pension plans; changes in pension fund investment performance; foreign exchange fluctuations; increases in distribution costs due to increases in fuel prices; outsourcing certain aspects of the business to third-party vendors; retaining and attracting sufficient qualified personnel; increases in sales and other taxes; the occurrence of natural or man-made disasters; failure to comply with the Sarbanes-Oxley Act; failure to maintain effective internal controls; change of laws; the substantial indebtedness of the Corporation and the possibility that it may be able to incur substantially more debt which could adversely affect its financial condition; the terms of the ABL Facility, and the indentures that govern the First-Lien Notes and Second-Lien Notes, may restrict the Corporation’s current and future operations; interest rate risks; the possibility that the Corporation will not be able to generate sufficient cash to service all of its indebtedness; the possibility that an active public market for the Shares will not develop; volatility of the market price for Shares; dual class share structure; Postmedia Network Canada Corp. having a holding company structure; risks relating to the future sales of Shares by directors and officers and risks relating to dilution. See the section entitled “Risk Factors” in the Corporation’s MD&A dated October 25, 2012, attached hereto as Exhibit 15.2 and which is posted on SEDAR, EDGAR and the Corporation’s website at www.postmedia.com, for a complete description of risks relating to an investment in the Corporation. These risk factors are incorporated in this annual report by reference. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Those factors should not be construed as exhaustive and should be read with the other cautionary statements in this annual report.

These risk factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the Corporation bases its forward-looking statements on assumptions that it believes were reasonable when made, which assumptions include, but are not limited to, the Corporation’s future growth potential, results of operations, future prospects and opportunities, execution of the Corporation’s business strategy, a stable workforce, no material variations in the current tax and regulatory environments, future levels of indebtedness and the ability to achieve future cost savings, the Corporation cautions the reader that forward-looking statements are not guarantees of future performance and that the Corporation’s actual results of operations, financial condition and liquidity, and the development of the industry in which the Corporation operates, may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if the Corporation’s results of operations, financial condition and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements which are made in this annual report speak only as of the date of such statement, and the Corporation does not undertake, and specifically declines, except as required by applicable law, any obligation to update such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All of the forward-looking statements made in this annual report are qualified by these cautionary statements.

The Corporation owns or has rights to use the trademarks, service marks and trade names that it uses in connection with its business, such as Postmedia Network, Infomart and National Post. Each trademark, service mark and trade name of any other company appearing in this annual report is to the Corporation’s knowledge, owned by such other company. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but such references are not intended to indicate in any way that the Corporation will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Industry Information

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

Unless otherwise stated herein:

•

individual newspaper circulation figures were obtained from the Audit Bureau of Circulations (“ABC”), the Canadian Media Circulation Audit (“CMCA”) and the Canadian Circulations Audit Board (“CCAB”), which are independent audit organizations that audit the circulation of print media entries, including newspapers;

•

information regarding industry-wide newspaper circulation revenue and circulation were obtained from Newspapers Canada, a partnership between the Canadian Newspaper Association and the Canadian Community Newspaper Association, which are not-for-profit industry associations representing publishers of Canadian daily newspapers and weekly newspapers, respectively. The Circulation Data Report, prepared by Newspapers Canada, calculates paid circulation levels based on data provided by ABC, CMCA and CCAB reports. No single publication schedule applies across the Canadian newspaper industry. Therefore, in the Circulation Data Report, Newspapers Canada makes further calculations based on ABC, CMCA and CCAB data to derive industry-wide figures;

•

newspaper readership information was obtained from the report “Global Media Intelligence Report: North America” jointly published by eMarketer and Starcom MediaVest Group, and NADbank Inc. (“NADbank”), a research organization that provides market information for its newspaper, advertising agency and advertiser members; and

•

internet audience measurement information was obtained from comScore Media Metrix, the audience measurement division of comScore, Inc. (“comScore”), which defines “total unique visitors,” a measure that the Corporation cites throughout this document, as “the estimated number of different individuals (in thousands) that visited any content of a website, a category, a channel, or an application during the reporting period”, the SiteCatalyst application provided by Omniture, Inc. (“Omniture Site Catalyst”) and Google Analytics provided by Google Inc. (“Google Analytics”).

Statements as to the Corporation’s market position and ranking are based in part on market data currently available to it and management’s estimates and assumptions that have been made regarding the size of its markets within its industry. The Corporation believes data regarding the size of the markets and market share are inherently imprecise, but generally indicate size and position and market share within its markets. Although the Corporation is not aware of any misstatements regarding the industry data presented herein, the estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” in the Corporation’s MD&A dated October 25, 2012, attached hereto as Exhibit 15.2. The Corporation cannot guarantee the accuracy or completeness of such information contained in this annual report.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements included in this annual report are presented in Canadian dollars. In this annual report, references to “$” and “dollars” are to Canadian dollars and references to “US$” and “US dollars” are to United States dollars. See Item 3.A Selected Financial Data – Currency and Exchange Rates.

The Corporation is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. The Corporation was incorporated on April 26, 2010 to purchase indirectly, the assets and certain liabilities of Canwest Limited Partnership, or “Canwest LP,” on July 13, 2010, which we refer to as the “Acquisition.” Concurrent with such Acquisition, Postmedia Network Canada Corp. issued 27 million shares for gross proceeds of $250 million. Pursuant to the asset purchase agreement, which we will refer to as the “Asset Purchase Agreement,” in connection with the implementation of the Plan under the Companies’ Creditors Arrangement Act (Canada), which we refer to as the “CCAA,” relating to the LP Entities and certain of their affiliates, Postmedia Network Inc. purchased substantially all of the assets, including all of the outstanding shares of National Post Inc., and assumed certain liabilities of Canwest LP for $927.8 million payable in cash and the issuance of 13 million shares of the Corporation.

Unless otherwise indicated, all financial statement data in this annual report in respect of periods commencing on or after September 1, 2010 has been prepared in accordance with IFRS. For the periods prior to September 1, 2010, financial statement data has been prepared in accordance with Canadian GAAP and therefore may not be comparable. In 2010, the Handbook of the Canadian Institute of Chartered Accountants was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for fiscal years (and comparative prior year periods) beginning on or after January 1, 2011, which for Postmedia Network Canada Corp. is Fiscal 2012, which began on September 1, 2011. Accordingly, Postmedia Network Canada Corp.’s audited consolidated financial statements for the years ended August 31, 2012 and 2011 included in this annual report, attached hereto as Exhibit 15.1 and the selected financial data included in this annual report for Postmedia Network Canada Corp. as at and for the year ended August 31, 2012 and 2011 are prepared in accordance with IFRS. For a discussion of Postmedia Network Canada Corp.’s transition to IFRS, see note 25 in our audited consolidated financial statements for the years ended August 31, 2012 and 2011, attached hereto as Exhibit 15.1.

As a result of the Transaction which closed on November 30, 2011, the results of the Disposed Properties have been presented as discontinued operations and as such, the consolidated statement of operations and consolidated statement of comprehensive income for the year ended August 2011 has been revised to reflect this change in presentation. The consolidated statement of financial position as at August 31, 2011 and consolidated statement of cash flows for the year ended August 31, 2011, have not been revised. In addition, industry data presented herein for the periods Fiscal 2008 through Fiscal 2011 includes the Disposed Properties. Industry data for Fiscal 2012 excludes the Disposed Properties.

GAAP FINANCIAL MATTERS

IFRS and Canadian GAAP differ from U.S. GAAP in several respects. For a discussion of the principal differences between IFRS and U.S. GAAP, see note 26 to our audited consolidated financial statements for the years ended August 31, 2012 and 2011, attached hereto as Exhibit 15.1. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP please see note 20 to our audited consolidated financial statements for the year ended August 31, 2011 filed previously with the SEC as Exhibit 15.1 to our annual report on Form 20-F for the year ended August 31, 2011.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

Set forth below is selected financial data of the Corporation and Canwest LP, at the dates and for the periods indicated.

The selected financial data, presented in accordance with IFRS, as of and for the years ended August 31, 2012 and 2011 have been derived from Postmedia’s audited consolidated financial statements for the years ended August 31, 2012 and 2011, attached hereto as Exhibit 15.1, which have been audited by PricewaterhouseCoopers LLP, our independent auditors, and were prepared in accordance with IFRS. The audited consolidated financial statements for the years ended August 31, 2012 and 2011 describe the effects of the transition from Canadian GAAP to IFRS as at September 1, 2010 and for the year ended August 31, 2011 as well as the effects of the presentation of the Disposed Properties as discontinued operations for the year ended August 31, 2011.

The selected financial data, presented in accordance with Canadian GAAP, as of August 31, 2011 and August 31, 2010, and for the year ended August 31, 2011 and the period from July 13, 2010 to August 31, 2010 have been derived from Postmedia’s audited consolidated financial statements for the year ended August 31, 2011 and the period ended August 31, 2010, which have been audited by PricewaterhouseCoopers LLP, our independent auditors, and were prepared in accordance with Canadian GAAP.

The selected financial data, presented in accordance with Canadian GAAP, as of and for the years ended August 31, 2008, August 31, 2009 and for the nine months ended May 31, 2010 and the period from June 1, 2010 to July 12, 2010 have been derived from Canwest LP’s audited financial statements for the periods ended May 31, 2010 and July 12, 2010 and the years ended August 31, 2009 and August 31, 2008. Canwest LP’s financial data has been reclassified where possible to be consistent with Postmedia’s revenue, expense and segment presentation, excluding the presentation of the Disposed Properties as discontinued operations. Canwest LP’s audited financial statements for the periods ended May 31, 2010 and July 12, 2010 and years ended August 31, 2009 and August 31, 2008 have been audited by PricewaterhouseCoopers LLP, its independent auditors, and were prepared in accordance with Canadian GAAP.

Canwest LP adopted the liquidation basis of accounting as of May 31, 2010 and as a result, did not present a statement of earnings or statement of cash flows subsequent to May 31, 2010 or a balance sheet as at May 31, 2010 or subsequent thereto.

The selected financial data should be read in conjunction with, and are qualified by reference to, Items 4 and 5 of this annual report on Form 20-F. The audited consolidated financial statements, attached hereto as Exhibit 15.1, and related notes of Postmedia for the years ended August 31, 2012 and 2011 and the historical financial statements of Canwest LP are not comparable following the Acquisition due to the effect of the Plan and do not represent and are not purported to represent the results that would have been achieved had Postmedia owned the assets of Canwest LP and shares of National Post Inc. at that time.

Financial information based on IFRS is not comparable to financial information prepared in accordance with Canadian GAAP. In addition, IFRS and Canadian GAAP differ from U.S. GAAP in several respects. For a discussion of the principal differences between IFRS and U.S. GAAP, see note 26 to our audited consolidated financial statements for the years ended August 31, 2012 and 2011, attached hereto as Exhibit 15.1. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP please see note 20 to our audited consolidated financial statements for the year ended August 31, 2011, filed previously with the SEC as Exhibit 15.1 to our annual report on Form 20-F for the year ended August 31, 2011.

IFRS DATA:

	Postmedia(1)
	Years ended August 31,
	2011(16)	2012(16)
(basis of presentation)	IFRS	IFRS
(in millions of Canadian dollars)
Revenues	898.9	831.9
Expenses	709.7	687.5

Operating income before depreciation, amortization and restructuring	189.2	144.4
Depreciation (2)	27.0	26.2
Amortization (2)	45.2	43.6
Restructuring and other items (3)	38.0	35.3

Operating income	79.0	39.3
Interest expense	72.3	65.4
Loss on debt repayment (4)	11.0	9.2
Net financing expense relating to employee benefit plans(5)	3.0	3.9
(Gain) loss on derivative financial instruments(9)	21.4	(8.6)
Foreign currency exchange (gains) losses (11)	(17.9)	6.4
Loss on disposal of property and equipment and intangible assets	0.2	0.3
Acquisition costs (12)	1.2	—

Net loss before income taxes	(12.2)	(37.3)
Provision for income taxes(14)	—	—

Net loss from continuing operations	(12.2)	(37.3)
Net earnings from discontinued operations(16)	2.6	14.1

Net loss	(9.6)	(23.2)

Net loss per share from continuing operations:
Basic	$(0.30)	$(0.92)
Diluted	$(0.30)	$(0.92)
Net loss per share:
Basic	$(0.24)	$(0.58)
Diluted	$(0.24)	$(0.58)

Balance sheet data:
Long-term debt (including current portion)	572.3	499.9
Total assets	1,180.2	1,044.8
Net assets	315.3	233.8
Capital stock	371.1	371.1

US GAAP data:
Operating income	74.6	0.9
Net loss	(11.0)	(57.7)
Net loss per share
Basic	$(0.27)	$(1.43)
Diluted	$(0.27)	$(1.43)

Segment operating statistics:(18)
Newspaper segment
Revenue	864.1	800.2
Operating income before depreciation, amortization and restructuring	208.9	154.6
Inter-segment revenue	(3.9)	(4.0)
All other
Revenue	38.7	35.7
Operating income before depreciation, amortization and restructuring	13.2	8.1
Corporate
Operating loss before depreciation, amortization and restructuring	(32.9)	(18.4)

CANADIAN GAAP DATA:

	Canwest LP(1)								Postmedia(1)
	Years ended August 31,				Nine months ended May 31,		Period from June 1, 2010 to July 12,		Period from July 13, 2010 to August 31,	Year ended August 31,
	2008(16)		2009(16)		2010(16)		2010(16)		2010(16)	2011(16)
(basis of presentation)	CGAAP		CGAAP		CGAAP		CGAAP Liquidation		CGAAP	CGAAP
(in millions of Canadian dollars)
Revenues	1,298.1		1,099.1		811.2		119.2		122.1	1,019.1
Expenses	1,005.0		927.2		650.3		99.7		111.4	818.0

Depreciation (2)	48.6		40.3		30.6		7.1		4.6	29.2
Amortization (2)	0.2		0.2		0.1		—		6.5	45.9
Restructuring and other items (3)	10.7		28.8		2.7		(0.5)		11.2	42.8

Operating income (loss)	233.6		102.6		127.5		12.9		(11.6)	83.2
Interest expense	109.2		98.4		60.6		4.5		12.7	80.3
Loss on debt repayment (4)	—		—		—		—		—	11.0
Other income(6)	(2.5)		(2.5)		(1.5)		(0.3)		—	—
Gain on disposal of investment(7)	(1.2)		—		—		—		—	—
Loss on disposal of interest rate swap(8)	—		180.2		—		—		—	—
Ineffective portion of hedging derivative instrument(8)	—		60.1		—		—		—	—
(Gain) loss on derivative financial instruments(9)	—		—		—		—		(7.6)	21.4
Foreign currency exchange (gains) losses(8) (11)	(0.5)		(154.5)		(49.6)		(4.5)		9.6	(18.0)
(Gain) loss on disposal of property and equipment and intangible assets	0.6		(2.2)		—		—		—	0.2
Impairment loss on masthead (10)	—		28.3		—		—		—	—
Acquisition costs (12)	—		—		—		—		18.3	1.2

Net earnings (loss) before reorganization costs and income taxes	128.0		(105.2)		118.0		13.2		(44.6)	(12.9)
Reorganization costs(13)	—		25.8		41.2		16.5		—	—

Net earnings (loss) before income taxes	128.0		(131.0)		76.8		(3.3)		(44.6)	(12.9)
Recovery of income taxes(14)(15)	(0.4)		(8.9)		(18.1)		n/a		—	—

Net earnings (loss) (15)	128.4		(122.1)		94.9		n/a		(44.6)	(12.9)

Net loss per share:
Basic	n/a	(17)	n/a	(17)	n/a	(17)	n/a	(17)	$(1.11)	$(0.32)
Diluted	n/a	(17)	n/a	(17)	n/a	(17)	n/a	(17)	$(1.11)	$(0.32)

Balance sheet data:
Long-term debt (including current portion)	1,331.9		1380.1		n/a	(15)	n/a	(15)	646.0	572.3
Total assets	684.3		654.9		n/a	(15)	n/a	(15)	1,266.2	1,180.2
Net assets (liabilities)	(1,107.4)		(1,229.0)		n/a	(15)	n/a	(15)	315.4	304.3
Capital stock	n/a	(17)	n/a	(17)	n/a	(15)	n/a	(15)	371.1	371.1

US GAAP data:
Operating income (loss)	233.6		102.6		127.5		12.9		(11.6)	85.2
Net earnings (loss)	97.9		(90.9)		94.9		n/a	(15)	(44.7)	(11.0)
Net loss per share
Basic	n/a	(17)	n/a	(17)	n/a	(17)	n/a	(17)	$(1.11)	$(0.27)
Diluted	n/a	(17)	n/a	(17)	n/a	(17)	n/a	(17)	$(1.11)	$(0.27)

Segment operating statistics:(18)
Newspaper segment
Revenue	1,261.2		1,058.2		785.9		115.9		117.7	984.7
Operating income	318.1		182.3		169.6		22.3		17.7	222.8
Inter-segment revenue	(4.3)		(4.7)		(3.4)		(0.5)		(0.8)	(4.2)
All other
Revenue	41.2		45.6		28.7		3.8		5.2	38.7
Operating income (loss)	5.3		8.0		11.0		0.3		(0.8)	13.2
Corporate
Operating loss	(30.3)		(18.4)		(19.7)		(3.1)		(6.2)	(34.8)

Notes:

(1)	The financial data of Postmedia prepared in accordance with Canadian GAAP as at and for the year ended August 31, 2011 and the period ended August 31, 2010 and the financial data of Canwest LP are not comparable to the financial data of Postmedia as at and for the years ended August 31, 2012 and 2011 which have been prepared in accordance with IFRS. Additionally, the results of Postmedia prepared in accordance with Canadian GAAP as at and for the year ended August 31, 2011 and the period ended August 31, 2010 and the results of Canwest LP for the periods ending May 31, 2010 and July 12, 2010 and the years ended August 31, 2009 and August 31, 2008 have not been restated to reflect the presentation of the Disposed Properties as discontinued operations.
(2)	Depreciation expense reflects depreciation of property and equipment. Amortization expense reflects amortization of definite life intangible assets. Postmedia presents software as an intangible asset on the statement of financial position and the related amortization as amortization in the statement of operations. Canwest LP presented software as property and equipment on the statement of financial position and the related amortization as depreciation in the statement of operations.
(3)	Restructuring and other items expense primarily reflects employee termination costs related to various initiatives undertaken by Canwest LP and PNCC with the objective of permanently reducing or eliminating costs. Also included in this line item for the years ending August 31, 2011 and 2012 are curtailment gains relating to employee benefit plans a result of the termination of employees under the restructuring initiatives. The restructuring initiatives resulted in the elimination, for a significant number of employees, of the right to earn defined benefits and as a result curtailments occurred.
(4)	During the years ended August 31, 2011 and 2012, Postmedia recorded a loss on debt repayment related to the First Amendment and termination of the Term Loan Facility, respectively.
(5)	Under IFRS, Postmedia elected an accounting policy of recognizing the components of the defined benefit expense for its employee benefit plans within different line items in the statement of operations. Under Canadian GAAP, the components of the defined benefit expense for employee benefit plans were aggregated and presented as a net amount in expenses in the statement of operations. Comparative periods prior to September 1, 2010 have not been restated to reflect this change in presentation.
(6)	Other income recognized by Canwest LP represents a charge to the Canwest group of companies under the shared services agreement for the use of equipment that was owned by Canwest LP.
(7)	During Fiscal 2008, Canwest LP divested an investment in Edmonton Investors Group Holdings Ltd and recorded a gain of $1.2 million.
(8)	On May 29, 2009, as a result of a payment default by Canwest LP, the hedging agreements in place were terminated resulting in the termination of hedging derivative instruments. In the year ended August 31, 2009, Canwest LP recorded an interest rate and foreign currency swap loss of $180.2 million, reclassified $60.1 million of accumulated other comprehensive losses to the income statement as a result of hedge ineffectiveness and recorded a foreign currency exchange gain on the related long-term debt of $152.1 million.
(9)	(Gain) loss on derivative financial instruments reflects Postmedia’s accounting treatment for a foreign currency interest rate swap that was not designated as a hedge, variable prepayment options on Postmedia’s First-Lien Notes and Second-Lien Notes that represent embedded derivatives that are accounted for separately at fair value, and the settlement of foreign currency interest rate swaps designated as hedges that were settled during the year ended August 31, 2012.
(10)	During Fiscal 2009, due to a decline in operating results, and lower expectations for revenue growth, Canwest LP recorded an impairment charge on intangible assets of $28.3 million related to the masthead of the National Post.
(11)	Foreign currency exchange gains and losses were nominal for Fiscal 2008 due to hedging agreements that were put in place by Canwest LP. For the nine months ended May 31, 2010 and the period ended July 12, 2010, Canwest LP did not enter into any derivatives to hedge foreign currency risk. Postmedia has entered into derivative financial instruments to hedge foreign currency risk on the majority of its US dollar denominated debt; however, Postmedia did not designate all of these derivative financial instruments as hedges and as a result does not use hedge accounting for financial reporting purposes on the entire amounts outstanding under the Second-Lien Notes or Term Loan Facility resulting in foreign currency exchange gains and losses.
(12)	Acquisition costs relate to advisory, legal, valuation, and other professional fees incurred in connection with the Acquisition of Canwest LP which are non-recurring. These costs were expensed as they were not directly related to either the issuance of debt or equity.
(13)	Reorganization costs represent costs that can be directly associated with the reorganization and CCAA filing of Canwest LP. These costs consist of professional fees, advisory fees, management incentive plan and key employee retention plan costs, and foreign currency exchange losses resulting from translating monetary items that are subject to compromise at the period end compared to the translated amounts at January 8, 2010, the date of the CCAA filing, and amounts related to resolution of legal claims outstanding on the date of Canwest LP’s CCAA filing.
(14)	Canwest LP was not a taxable entity, so the income tax recoveries for the years ended August 31, 2008 and August 31, 2009 as well as the nine months ended May 31, 2010 represent income taxes recoverable by its corporate subsidiaries. Postmedia has not recorded current or deferred tax expense as any current taxes recoverable result in an increase in our tax loss carryforward balances. The cumulative carryforward balances have not been recognized as a deferred tax asset on the statement of financial position in accordance with IFRS and Canadian GAAP.
(15)	Canwest LP adopted the liquidation basis of accounting as of May 31, 2010 and, as a result, a consolidated balance sheet was not presented. As Canwest LP was under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information in note 5 of the annual audited financial statements of Canwest LP did not include a provision for income taxes. Additionally, under the liquidation basis of accounting a balance sheet as at July 12, 2010 and a cash flow statement for the period from June 1, 2010 to July 12, 2010 was not prepared for Canwest LP, and as a result balance sheet information as at May 31, 2010 and July 12, 2010 has not been presented in the above table.

(16)	On November 30, 2011, Postmedia completed the sale of the Disposed Properties. As a result of the sale, Postmedia has presented the results of the Disposed Properties as discontinued operations as at and for the period ended November 30, 2011, and as such the statement of operations for the year ended August 31, 2011 prepared in accordance with IFRS has been revised to reflect this change in presentation. The statement of financial position and the statements of cash flows for the year ended August 31, 2011 and for prior periods have not been revised to reflect this change in presentation. The results of operations presented for Postmedia prepared in accordance with Canadian GAAP for the year ended August 31, 2011 and the period from July 13, 2010 to August 31, 2010 have not been revised to reflect this change in presentation. Furthermore, the results of operations for Canwest LP have not been revised to reflect the change in presentation. Net earnings from discontinued operations for the year ended August 31, 2012 includes a gain on sale of discontinued operations of $17.1 million and additional interest expense allocated to discontinued operations of $6.4 million. The following table provides the revenue and operating income of the Disposed Properties for the periods noted above that have not been revised:

	Canwest LP				Postmedia
	Years ended August 31		Nine months ended May 31	Period from June 1, 2010 to July 12	Period from July 13, 2010 to August 31	Year ended August 31
(in millions of Canadian dollars)	2008	2009	2010	2010	2010	2011
(basis of presentation)	CGAAP	CGAAP	CGAAP	CGAAP liquidation	CGAAP	CGAAP
Summary information of the Disposed Properties
Revenue	153.6	133.9	96.5	14.2	15.5	120.2

Operating income (loss)	14.7	2.8	5.3	(1.9)	(1.4)	10.6

(17)	Canwest LP was a partnership and as a result no capital stock balance has been presented. In addition, earnings per share information have not been provided for the partnership units of Canwest LP.
(18)	As of September 1, 2009, Canwest LP began attributing the portion of national display advertising revenues and expenses associated with the newspaper websites to the Newspaper segment. Canwest LP has not restated the prior periods because they are not able to generate the data for earlier periods and, as a result, prior period segment information is not comparable.

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

Month	Year	High (CAD$) (1)	Low (CAD$) (1)
August	2012	1.0062	0.9863
July	2012	1.0214	1.0014
June	2012	1.0418	1.0178
May	2012	1.0349	0.9839
April	2012	1.0039	0.9807
March	2012	1.0015	0.9849

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

(Canadian dollars)	High	Low	Average	Period end
Year ended August 31,
2008	$1.0693	$0.9215	$1.0067	$1.0620
2009	$1.2991	$1.0328	$1.1776	$1.0950
2010	$1.1048	$0.9988	$1.0452	$1.0665
2011	$1.0535	$0.9428	$0.9893	$0.9794
2012	$1.0549	$0.9755	$1.0092	$0.9857

In this annual report, the relevant period end closing rate has been used to calculate statement of financial position data and the average closing rate has been used to calculate statement of operations data. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates above, or at all. The closing rate used to record the transactions that occurred on July 13, 2010, including the Acquisition, was $1.0337, which is the closing rate announced by the Bank of Canada on July 13, 2010 to convert one US dollar to one Canadian dollar. On November 15, 2012, the corresponding closing rate was $1.0010.

B. Capitalization and indebtedness.

Not applicable

C. Reason for the Offer and Use of Proceeds.

Not applicable

D. Risk Factors.

The Corporation is subject to a number of risks and uncertainties which are described in detail in its MD&A, attached hereto as Exhibit 15.2, under the section entitled “Risk Factors” which section is incorporated by reference in this annual report. The risks and uncertainties described in the MD&A, are those the Corporation currently believe to be material, but they are not the only ones the Corporation faces. If any of the risks, or any other risks and uncertainties that have not yet been identified or that are currently considered not to be material, actually occur or become material risks, the Corporation’s business, financial condition, results of operations and cash flows and consequently, the price of the Corporation’s securities could be materially and adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Corporation.

Incorporation

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

Both Postmedia Network Canada Corp. and Postmedia Network Inc. were specifically incorporated for the sole purpose of facilitating the acquisition of substantially all of the newspaper and related online, digital, and mobile assets of the LP Entities including the shares of National Post Inc. See “History and Development of the Corporation — Acquisition” below.

Acquisition

Canwest LP was formed on September 7, 2005 under the laws of the Province of Ontario to acquire the newspaper and related online, digital, and mobile assets of CanWest MediaWorks Inc. for purposes of facilitating an income fund spinoff whereby approximately 25.8% of Canwest LP’s business was offered to the public. On May 5, 2007, Canwest LP was privatized pursuant to a privatization agreement and Canwest LP’s business was once again indirectly, but wholly, owned by Canwest Global, a parent company that also wholly owned, among other entities, CPI, CBI and CCI.

CPI, CBI, and CCI sought, and on January 8, 2010 obtained, protection under the CCAA granting protection from creditors. Although not itself an applicant, the protections provided by the CCAA were extended to Canwest LP. National Post Inc. was excluded from the CCAA protection.

Pursuant to the Asset Purchase Agreement that was entered into in connection with the implementation of the plan of arrangement and compromise under the CCAA relating to the LP Entities (the “Plan”), Postmedia Network Inc. purchased substantially all of the assets, including the shares of National Post Inc., and assumed certain liabilities of Canwest LP (the “Acquisition”) for $1.05 billion (the “Acquisition Consideration”). The Acquisition Consideration consisted of cash consideration of $927.8 million and non-cash consideration, through the issuance of equity having a value of $120.1 million. To satisfy the cash portion of the purchase price and to fund certain transaction costs under the Asset Purchase Agreement and the Plan, Postmedia raised an aggregate of $954.4 million of financing, consisting of the Term Loan Facility, Second-Lien Notes and the Funding Commitment (as defined below). See Item 10. C Material Contracts – Term Loan Facility and Item 10. C Material Contracts – Second-Lien Notes Indenture.

Pursuant to an amended funding commitment letter received by the Corporation and Postmedia Network Inc. (the “Funding Commitment”) and a subscription agreement dated July 2, 2010 (the “Subscription Agreement”), on the acquisition date of July 13, 2010, members of the Ad Hoc Committee or their assignees purchased 27 million Shares of Postmedia Network Canada Corp. for an aggregate of $250 million. The proceeds from the sale of the Shares to the members of the Ad Hoc Committee or their assignees pursuant to the Funding Commitment and the Subscription Agreement were contributed by Postmedia Network Canada Corp. to Postmedia Network Inc. as a capital contribution and Postmedia Network Inc. used such capital contribution as part of the consideration for the Acquisition. The Acquisition closed, and the Plan was implemented, on July 13, 2010 and, at such time, title to and in all of the assets were transferred to Postmedia Network Inc., free and clear of encumbrances (other than certain permitted encumbrances) pursuant to a vesting order of the Ontario Superior Court of Justice (Commercial List) issued on June 18, 2010 and an assignment and assumption agreement dated as of July 13, 2010 between certain of the LP Entities and Postmedia Network Inc.

Significant Post-Acquisition Events

On January 31, 2011, National Post Inc. was dissolved and its assets and liabilities were transferred to Postmedia Network Inc.

On June 7, 2011, the Corporation filed the Prospectus in all provinces of Canada other than Quebec. On June 14, 2011, the Corporation’s Voting Shares and Variable Voting Shares were listed and began trading on the TSX under the symbols “PNC.A” and “PNC.B”, respectively.

On October 18, 2011, the Corporation entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the “Disposed Properties”, for a purchase price of $86.5 million. On November 30, 2011, the Corporation completed the Transaction and recorded a gain on the sale of the Disposed Properties of $17.1 million. In accordance with the terms and conditions of the Term Loan Facility, on November 30, 2011, the proceeds from the sale of the Disposed Properties were used to make a principal payment of US$84.6 million ($86.5 million) on the Term Loan Facility. Additional information on the Transaction is available in note 4 of the Corporation’s audited consolidated financial statements for the years ended August 31, 2012 and 2011.

On June 26, 2012, the Corporation entered into an agreement of purchase and sale with The Rose & Thistle Group Ltd. for the sale of the Toronto Head Office at a purchase price of $24 million. The sale closed October 12, 2012. The purchase and sale agreement includes a leaseback of the property to Postmedia Network Inc. for a period of 18 to 24 months while new accommodations are readied for relocation. On August 17, 2012, Postmedia announced that it had entered into a 15-year lease commencing December 1, 2013 for its new head office located at 365 Bloor Street East in downtown Toronto, Ontario. The net proceeds from the sale of the Toronto Head Office were used on November 13, 2012 for a mandatory redemption of $23.2 million aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.

On August 16, 2012, the Corporation issued $250.0 million in aggregate principal amount of First-Lien Notes, the proceeds of which were used to repay the Term Loan Facility in its entirety. In conjunction with the issuance of the First-Lien Notes and the repayment of the Term Loan Facility, the Corporation settled the foreign currency interest rate swaps related to the Term Loan Facility. See Item 10.C Material Contracts.

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

In connection with entering into the Asset Purchase Agreement, the Canwest Group and the LP Entities determined that additional steps were necessary to complete the disentanglement of their respective businesses. These steps were set out in an omnibus transition and reorganization agreement (the “OTRA”), dated June 8, 2010, which was approved by the Ontario Superior Court of Justice (Commercial List) in connection with the Plan. Upon consummation of the Acquisition, the OTRA was assigned to Postmedia Network Inc.

B. Business Overview.

General

Postmedia is the largest publisher of paid daily newspapers by circulation in Canada, according to Newspapers Canada’s 2011 Circulation Data Report. The Corporation’s English-language paid-daily newspapers have, in total, the highest weekly print readership when compared to the total weekly print readership of English-language paid dailies belonging to each of the other media organizations in Canada, based on NADbank 2011 survey data. Its business consists of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these distribution platforms provides readers with a variety of mediums through which to access and interact with Postmedia’s content. The breadth of Postmedia’s reach and the diversity of its content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider.

Postmedia had an approximately 30% share of Canada’s total daily newspaper paid circulation according to Newspapers Canada’s 2011 Circulation Data Report, and weekly readership of 4.3 million Canadian adults according to 2011 NADbank survey data. The Corporation has the leading English-language paid daily newspapers, based on weekly print readership, in five out of the six largest advertising markets in Canada according to 2011 NADbank survey data. Its daily metropolitan newspaper brands are among the oldest in Canada with an average publication history of 136 years.

The Corporation has one reportable segment, the Newspaper segment. The Newspaper segment publishes daily and non-daily newspapers, distributes flyers and circulars and operates newspaper websites, including, but not limited to, classified advertising websites and each newspaper’s website.

The Corporation owns and operates the National Post, which is one of Canada’s two daily national newspapers, nine daily metropolitan newspapers, five non-daily community newspapers, and various non-daily shopping guides and newspaper-related publications. Its operations also include PES, a newspaper production service, and Flyer Force, a distribution service for advertising flyers and circulars for third parties.

Postmedia also has an extensive portfolio of digital media and online assets. It owns and represents 28 destination websites that make up the Postmedia digital network, one of Canada’s leading online general news and information sources, covering its newspapers’ websites, including classified websites and other online properties. The Corporation also provides sales representation services to third-party branded sites. The Postmedia digital network had 6.6 million average monthly unique visitors in Fiscal 2012 (compared to 7.1 million average monthly unique visitors in Fiscal 2011), according to comScore.

In addition, Postmedia’s digital media and online assets include Infomart, a subscription-based, business-to-business online news monitoring service that provides corporate and financial data on Canadian companies. As of August 31, 2012, Infomart served approximately 1,000 subscribers.

The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various tablet and smartphone platforms such as iOS, Android and Blackberry. The Corporation’s mobile applications include, but are not limited to, applications relating to its newspaper applications. The Corporation’s mobile network had over 3.7 million average monthly unique visitors during Fiscal 2012, according to Omniture Site Catalyst and Google Analytics.

Eight of the Corporation’s nine daily metropolitan newspapers are either the only English-language newspaper in their respective markets or have the leading market position among English-language newspapers in their respective markets, based on average daily paid circulation.

Newspaper Operations

Daily newspapers

The Corporation publishes nine daily metropolitan newspapers (eight broadsheets and one tabloid) and a national newspaper. Its daily metropolitan newspapers are geographically diverse and located in major metropolitan centres across Canada, which provides the Corporation and its advertisers access to target audiences throughout Canada. The average publication history of Postmedia’s daily metropolitan newspapers is 136 years. Postmedia’s daily newspapers are well-established in the communities that they serve. Postmedia’s combination of national reach and local presence makes the Corporation’s daily newspapers attractive to both national and local advertisers. Postmedia’s newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards. Recent recognition includes: one Special Report win for the Vancouver Province at the 2011 National Newspaper Awards; the National Post was amongst the top five newspapers in the world at the international 33rd Annual Best of Newspaper Design Creative Competition held in 2012 with 59 awards in total; and one award was received for the Calgary Herald from Newspapers Canada 2012 Great Ideas Competition. According to Newspapers Canada’s 2011 Circulation Data Report, the Corporation had an approximately 30% share of Canada’s total paid daily newspaper circulation. Each of the Corporation’s daily metropolitan newspapers has the highest circulation and readership among English-language newspapers in the market that it serves (except for The Vancouver Sun, which is second in its market to another of Postmedia’s newspapers, The Province).

The National Post, the Corporation’s daily national newspaper, provides benefits to the Corporation’s overall operations, including the provision of a newspaper with a national audience footprint and editorial content infrastructure for the Toronto market.

The following table provides details about the Corporation’s paid daily newspapers.

Publication	Market	Year Established	Market Position(1)		Local Newspaper Market Share(1)
Daily Metropolitan Newspapers
The Province	Vancouver	1884	2	(2)	100	%(4)
The Vancouver Sun	Vancouver	1886	1		100	%(4)
The Gazette	Montreal	1778	3	(3)	100%
Calgary Herald	Calgary	1883	1		82%
Edmonton Journal	Edmonton	1903	1		69%
Ottawa Citizen	Ottawa	1845	1		77%
The Windsor Star	Windsor	1918	1		100%
The StarPhoenix	Saskatoon	1902	1		100%
Leader-Post	Regina	1883	1		100%
Daily National Newspaper
National Post	National	1997	2	(5)	100%

Notes:

(1)	Market position and local newspaper market share for English language newspapers are determined by average paid circulation of daily newspapers. Source: Newspapers Canada – 2011 Circulation Data Report.
(2)	Second to The Vancouver Sun, which is also operated by the Corporation.
(3)	Number one English-language paid daily newspaper; number three overall among paid daily newspapers.
(4)	Includes The Vancouver Sun and The Province.
(5)	Second to The Globe and Mail, the other Canadian national newspaper.

Non-daily newspapers

The Corporation publishes five non-daily free newspapers distributed in the Windsor-Essex region in Ontario. Postmedia’s non-daily newspapers are generally delivered to every household in the respective communities in which they operate, thereby providing advertisers with substantial coverage of these community markets.

Digital Media and Online Operations

Postmedia intends to grow its revenue by leveraging its industry leading print brands and strong customer relationships into its expanding digital media product offerings. The Corporation’s digital media and online operations include the Postmedia digital network, websites for the Corporation’s daily and community newspapers, online classified websites, and Infomart (a subscription-based media monitoring service). In addition, Postmedia’s digital media and online operations sell advertising on behalf of third-party websites. The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various tablet and smartphone platforms.

Postmedia digital network (previously “canada.com network”)

The Postmedia digital network is a comprehensive 24/7 online news, entertainment and information network of websites that leverages the Corporation’s content, brands and customer relationships. The Postmedia digital network is one of Canada’s leading online general news and information sources that integrates Canadian news and specialty content and had a monthly average of 6.6 million unique visitors in the year ended August 31, 2012, according to comScore. The Postmedia digital network hosts the websites and electronic editions of the Corporation’s daily and community newspapers as well as other select newspapers. Being hosted on the Postmedia digital network offers these properties a platform to extend their audience reach and market, build and reinforce relationships with respect to both advertisers and audiences.

Through the Corporation’s proprietary content, as well as technology partners and third party content providers, the Postmedia digital network provides a number of personalized online tools, including internet search and other services. The Postmedia digital network currently provides up-to-date international, national and local news coverage sourced from the Corporation’s newspapers and third-party newswire services.

Newspaper Websites and e-Papers

As part of its effort to grow its digital media and online business, Postmedia’s newspapers’ newsrooms produce “today’s news today” in multiple formats specifically tailored for the applicable platform.

Through their expertise in exporting electronic press pages intended for print editions to web-friendly formats, the daily newspapers publish page-by-page e-Papers (formerly referred to as digital editions), complete with stories, columns, photos and advertising. The e-Papers are available without charge to print subscribers and as digital-only paid subscriptions. Readers of the e-Papers are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. The experience is enhanced by a variety of digital features and tools, including search, aimed to ease navigation and add value.

Headlines, breaking news, analysis, commentary and selected stories from the daily newspaper editions are available to the public on the newspapers’ websites and on mobile devices. The Corporation’s newspapers’ websites also serve as customer relationship tools, promoting subscriptions to the print editions, allowing for the purchase or renewal of newspaper subscriptions, permitting notification of vacation stops and reactivations, and processing of billing inquiries.

Postmedia newspaper website audiences have continued to grow, having expanded from approximately 2.3 million average monthly unique visitors in Fiscal 2008 to more than 5.3 million average monthly unique visitors in Fiscal 2012, according to comScore. Postmedia’s newspaper websites ranked number one for average monthly unique visitors in the newspaper category based on the year ended August 31, 2012 in Canada, also according to comScore, and these sites reach 32% of all Canadians who visit newspaper websites.

Infomart

Infomart is an electronic resource for Canadian news and business information and a one-stop resource for media monitoring, business intelligence and financial and corporate data. The service offers online media monitoring covering print, broadcast television and radio, social media, and newswires in a single integrated platform. Print sources include all of the Corporation’s publications plus other Canadian and international sources such as third party newspapers.

Infomart is a subscription-based business-to-business service that provides a wide range of products to support cross-organizational research, media-monitoring, reputation/issue management and business intelligence. As of August 31, 2012, Infomart had approximately 1,000 subscribers.

In addition to subscriptions, Infomart also generates revenue through an electronic licensing and rights management service of the Corporation’s news content, corporate data and third-party content via domestic and international third-party channels used by businesses across North America.

Mobile Applications

The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various smartphone platforms such as iOS, Android and Blackberry. The Corporation’s mobile network had over 3.7 million average monthly unique visitors during the year ended August 31, 2012, according to Omniture Site Catalyst and Google Analytics.

Third-party and other websites

The Corporation sells online advertising and advertising production and placement services on third-party branded websites. These agreements extend the reach of the Postmedia digital network and increase the Corporation’s advertising sales opportunities.

Other digital media agreements

The Corporation is party to various agreements under which it licenses content from third parties for its websites, including text, photos, videos, databases and interactive applications. The licensed content covers a broad range of topics, including sports, entertainment, automotive, recreation and travel from a variety of well-known content providers.

Operations

Editorial

Editorial content is generated across the Corporation’s websites and publications and Postmedia’s infrastructure allows for sharing of its generated content among sites in an efficient and cost effective manner. Editorial policy is developed for each of the Corporation’s newspapers by an editorial board led by the newspaper’s editor-in-chief and publisher. Each editorial group ensures that each newspaper is responsive to national and local issues and meets the editorial needs of its readers. The Corporation’s newspapers focus on readers of various ages and demographics and aim to reflect the values and interests of their respective markets. Each of the Corporation’s newspapers has its own editorial staff that is responsible for producing local editorial content of the newspaper, supplemented by certain content which comes from PES, other wire services and freelancers.

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

The Corporation also provides various centralized editorial services, including PES, the Corporation’s editorial services division, to its newspapers and third parties. PES provides centralized pagination services and standardized editorial content packages to all of the Corporation’s newspapers and external newspaper clients, reducing editorial content costs across Postmedia’s Newspaper operations. In addition, during the fourth quarter of Fiscal 2012, the Corporation centralized editorial production services through PES. External clients rely on PES’s pagination products for sports and business updates, television listings, comics and puzzles, and paginated features content. PES supports the Corporation’s newspapers and during Fiscal 2012, had four external newspaper clients in Canada and between 19 and 81 external newspaper clients in the United States, due to the seasonal fluctuations associated with professional sports seasons.

Sales and advertising

The following charts provide a breakdown of the Corporations revenue for Fiscal 2012 and 2011:

The following charts provide a breakdown of the Corporations total print advertising revenue for Fiscal 2012 and 2011:

The Corporation offers advertisers extensive audience reach through a combination of circulation and readership of its newspapers, e-Papers, unique visitors to its websites and various mobile products.

Each of the Corporation’s newspapers has a dedicated sales force and uses a centralized classified call centre to generate local sales. The centralized classified call centre is located in Calgary. The remainder of the Corporation’s advertising sales are generated from national and multi-market retail accounts. National and multi-market retail sales for the Corporation are sold by PIA. PIA operates through offices in Toronto, Montreal and Vancouver, in addition to two contract representatives in the U.S.

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

National advertising takes the form of advertisements primarily from large national companies. The sale of national advertisements is handled by PIA, which employs a dedicated sales team that services the Corporation’s group of newspapers and digital properties and provides individual newspapers with advertising sales representation, insertion order processing, invoicing and payment processing. The largest segment of the Corporation’s total advertising revenues is its advertising that runs in the printed newspaper, often referred to as Postmedia’s “run-of-press” advertising revenue. PIA also represents several third-party publishers and publications acting as their national advertising sales agent on a commissioned basis.

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

These distribution options allow broader penetration of the Corporation’s markets, allowing advertisers to target specific demographic and geographic segments. In addition, Flyer Force, a distribution service for advertising flyers, distributes insert packages to non-subscribers in Calgary, Edmonton and Ottawa, providing extended market coverage for their associated Postmedia newspapers (the Calgary Herald, the Edmonton Journal and the Ottawa Citizen, respectively).

Customer service

The Corporation has entered into outsourcing agreements pursuant to which services previously provided by the Corporation’s subscriber services call centre in Winnipeg, Canada (Reach Canada) were outsourced to a third party. These subscriber services included answering and handling customer calls, customer service inquiries and complaints.

Printing

Other than with regard to the National Post in certain markets, the Corporation owns all of the manufacturing equipment for its newspapers and other publications, including printing presses and mailroom inserting equipment. The National Post is printed by different printers (owned or third party) across the country. The Corporation intends to outsource its printing operations for the Edmonton Journal starting in Fiscal 2013.

In some markets, in order to improve the operating efficiency of its printing presses, the Corporation also uses its printing press capacity to print advertising inserts, flyers and other third-party publications.

Outsourcing

As part of Postmedia’s ongoing focus on cost containment, various outsourcing initiatives have been implemented. In Fiscal 2011, Postmedia completed the outsourcing of advertising production at certain of its daily newspapers to lower cost suppliers in the Philippines and India. Postmedia has also outsourced certain call centre operations to a third party. Except for the Ottawa market, the National Post is printed by various third parties in all other regions in Canada where the National Post is distributed. In Fiscal 2012, the Corporation outsourced certain of its flyer force and inserting operations, and in Fiscal 2013 intends to outsource its printing operations for the Edmonton Journal. The Corporation continues to look at future outsourcing opportunities as part of its business transformation initiatives.

Competitive Conditions

The Corporation faces competition in each of its markets as information is now widely disseminated through many media platforms on a local, national and international basis. Participants in the newspaper publishing industry depend primarily upon advertising sales, paid subscriptions and single copy newspaper sales in order to generate revenue. Competition for advertising, subscribers, readers and distribution is intense and comes primarily from television; radio; local, regional and national newspapers; magazines; free publications; direct mail; internet; telephone directories; and other communications and advertising and subscriber-based media that operate in these markets. In recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising platforms, including new media outlets, and this shift may be permanent. Participants in the online media industry also depend upon the sale of advertisements and paid subscriptions in order to generate revenue. The online media industry experiences additional competitive challenges because barriers to entry are low and geographic location is less relevant. Newspapers attract a relatively high percentage of local advertising in Canada. The Corporation believes local radio is the primary competitor to local newspapers for Canadian retail advertisers who utilize daily newspapers and local radio more than television or digital media.

In addition, there is increasing consolidation in the Canadian newspaper publishing and other media industries, and competitors increasingly include market participants with interests in multiple media. These competitors may be more attractive than Postmedia to certain advertisers because they may be able to bundle advertising sales across newspaper, television and internet platforms. Some of these competitors also have access to greater financial and other resources than Postmedia does.

In 2011, the Canadian newspaper industry was comprised of approximately 95 paid daily English and French newspapers and 27 free dailies for a total of 122 daily newspapers. Paid daily newspapers accounted for a total of 3,844,434 copies on an average publishing day, according to Newspapers Canada.

The Canadian daily newspaper industry’s revenue was $3.0 billion in 2011, with 74% of that revenue derived from print and online advertising and the balance from circulation, according to the Canadian Newspaper Association. Canadian newspaper publishers typically sell advertising based primarily on readership and secondarily on circulation. In contrast, U.S. newspaper publishers typically sell advertising based solely on circulation figures. Canadian newspapers have also achieved higher penetration compared to the U.S., with 73% of Canadian adults reading a daily newspaper each week compared to only 57% of Americans, according to NADbank and eMarketer data.

In recent years and continuing to date, the economic downturn and structural changes in the industry have driven significant declines in print advertising as well as a continuing shift in advertising dollars from print newspaper advertising to advertising in other formats, particularly online and other digital platforms, including search and social media websites. This shift may be permanent. To date, the newspaper industry has made limited progress in replacing print advertising revenue with digital advertising revenue.

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

Postmedia’s intellectual property constitutes a significant part of the value of the Company. The Corporation relies on the trademark, copyright, internet/domain name, trade secret and other laws of Canada and other countries, as well as nondisclosure and confidentiality agreements, to protect its intellectual property rights. However, the Corporation may be unable to prevent third parties from using its intellectual property without its authorization, breaching any nondisclosure agreements with the Corporation, acquiring and maintaining domain names that infringe or otherwise decrease the value of its trademarks and other proprietary rights, or independently developing intellectual property that is similar to the Corporation’s, particularly in those countries that do not protect the Corporation’s proprietary rights as fully as in Canada.

Third parties may challenge the validity or scope of Postmedia’s intellectual property rights from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources, which could have an adverse effect on the Corporation’s operations.

Cycles

Postmedia’s revenues largely depend on its retail customers’ advertising budgets. Advertisers’ budgets tend to be cyclical, reflecting the general economic climate and consumers’ buying habits. As a result, Postmedia’s revenue has experienced, and is expected to continue to experience, significant seasonal variances due to advertising patterns and influences on people’s media consumption habits. Typically, the Corporation’s revenue is lowest during the fourth quarter of its fiscal year, which ends in August, and highest during the first and third quarters, which end in November and May, respectively, while expenses are relatively constant throughout the fiscal year. These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year. As a result, Postmedia may use amounts available under the ABL Facility to mitigate the impact of short-term fluctuations in cash flow.

Environmental Protection

Postmedia’s operations are subject to a variety of laws and regulations concerning, among other things, emissions to the air, water and land, sewer discharges, handling, storage and disposal of, or exposure to, hazardous substances and wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment and employee health and safety. The Corporation uses and stores hazardous substances such as inks and solvents in conjunction with its operations at its printing facilities. Such hazardous substances have in the past been stored in underground storage tanks at some of the Corporation’s properties. Some of its printing and other facilities are located in areas with a history of long-term industrial use, and may be impacted by past activities onsite or by contamination emanating from nearby industrial sites. In the past, a Postmedia predecessor has had contamination resulting from leaks and spills at some of its locations. Postmedia has incurred and will continue to incur costs to comply with environmental, health and safety requirements; but, to date, such costs have not been material.

Regulation

The publication of newspapers in Canada is not directly regulated by federal or provincial laws. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Tax Act. The Tax Act limits the deductibility by Canadian taxpayers of expenditures for advertisements in issues of newspapers other than, except in limited circumstances, “Canadian issues” of “Canadian newspapers”.

In order to qualify as a “Canadian issue”, the issue generally must have its type set in Canada, be edited in Canada by individuals resident in Canada for purposes of the Tax Act and be printed and published in Canada. Issues of Postmedia’s newspapers currently meet these criteria.

The test of whether a newspaper is a “Canadian newspaper” depends on the jurisdiction, governance, factual control and share ownership of the corporation which directly publishes the newspaper. Postmedia Network Inc. publishes its newspapers directly. In order to satisfy the requirements of a “Canadian newspaper” (subject to a statutory 12 month grace period), Postmedia Network Inc. must satisfy the following: (i) the corporation must be incorporated under the laws of Canada or a province thereof, (ii) the chairperson or other presiding officer and at least 75% of the directors or other similar officers of the corporation must be Canadian citizens, and (iii) the corporation must not be controlled, in fact, directly or indirectly, by citizens or subjects of a country other than Canada.

In addition, under the share ownership requirements set out in subsection (iii) of the preceding paragraph, at least 75% of the voting shares of a non-public corporation and shares having a fair market value in total of at least 75% of the fair market value of all issued shares of a non-public corporation, must be beneficially owned by either (i) Canadian citizens or (ii) one or more corporations incorporated in Canada each of which is a public corporation a class or classes of shares of which are listed on a designated stock exchange in Canada (which includes the TSX) other than a public corporation controlled by citizens or subjects of a country other than Canada (“Qualifying Public Corporations”). Upon the listing of Postmedia Network Canada Corp.’s shares on the TSX, Postmedia Network Canada Corp. became a Qualifying Public Corporation. As Postmedia Network Inc. is a direct, wholly-owned subsidiary of Postmedia Network Canada Corp., Postmedia’s newspapers qualify as “Canadian newspapers”.

Issues of Postmedia Network Inc.’s newspapers therefore qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and as a result advertisers currently have the right to deduct their advertising expenditures for Canadian tax purposes.

C. Organizational Structure.

The following chart illustrates Postmedia’s structure and its material subsidiary.

D. Property, Plant and Equipment.

Postmedia operates from facilities located in each of its major markets. The facilities meet the Corporation’s current needs and Postmedia believes they are adequate to meet anticipated future demands. The Corporation owns most of the facilities at which it conducts its business and leases the remainder. The following table provides certain information with respect to Postmedia’s largest facilities, both owned and leased.

Location of Facilities	Office or Production	Area (Sq. Ft.)	Leased or Owned
Vancouver, BC	Office	103,821	Leased
Surrey, BC	Production	208,047	Owned
Edmonton, AB(3)	Office	133,250	Leased
	Production	187,000	Owned
Calgary, AB	Combined facilities	383,000	Owned
Regina, SK	Combined facilities	103,946	Owned
Saskatoon, SK	Combined facilities	110,000	Owned
Winnipeg, MB	Office	72,378	Leased
Windsor, ON(1)	Office	65,000	Owned
	Production	60,000	Owned
Toronto, ON(2)	Office	147,156	Owned
Ottawa, ON	Combined facilities	190,000	Owned
Montreal, QC	Office	69,180	Leased
	Production	165,000	Owned

Total		1,997,778

Total Leased		378,629
Total Owned		1,619,149
Total % of Area (sq. ft.) Owned		81%

Notes:

(1)	On November 30, 2011, an agreement was entered into to sell the Windsor office building for $2 million. Closing is expected to occur between November 2012 and January 2013.
(2)	On June 26, 2012, Postmedia entered into an agreement of purchase and sale with The Rose & Thistle Group Ltd. for the sale of the Toronto Head Office at a purchase price of $24 million. The sale closed on October 12, 2012. The purchase and sale agreement includes a leaseback of the property to Postmedia Network Inc. for a period of 18 to 24 months while new accommodations are readied for relocation. On August 17, 2012, Postmedia announced that it had entered into a 15-year lease commencing December 1, 2013 for its new head office located at 365 Bloor Street East in downtown Toronto, Ontario. The net proceeds from the sale of the Toronto Head Office were used on November 13, 2012 for a mandatory redemption of $23.2 million aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.
(3)	The lease is subject to a sale lease-back agreement, whereby Postmedia owns the land and space above and has the right to repurchase the building in 2041. The Corporation has accounted for this lease as a finance lease on its consolidated financial statements. The other leased properties listed in this table are subject to operating leases.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

See “Operating Results” in the MD&A, attached hereto as Exhibit 15.2.

B. Liquidity and Capital Resources.

See “Liquidity and Capital Resources” in the MD&A, attached hereto as Exhibit 15.2.

C. Research and Development, Patents and Licenses, etc.

Not applicable

D. Trend Information.

See “Key Factors Affecting Operating Results” in the MD&A, attached hereto as Exhibit 15.2.

E. Off-Balance Sheet Arrangements.

See “Guarantees and Off-Balance Sheet Arrangement” in the MD&A, attached hereto as Exhibit 15.2.

F. Tabular Disclosure of Contractual Obligations.

See the table included in “Financial Instruments and Financial Instruments Risk Management – Liquidity Risk” in the MD&A, attached hereto as Exhibit 15.2.

G. Safe Harbor.

See above – “Notice Regarding Forward Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Name, Occupation and Security Holding

The following table sets forth the names and residence of those individuals who are directors and executive officers of the Corporation as of November 15, 2012, their current positions or offices with the Corporation, the date when they first became a director and/or executive officer of the Corporation and their principal occupation. The term of each of the directors expires on the date of the Corporation’s 2013 annual meeting of shareholders currently scheduled for January 10, 2013, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause. Each director elected will hold office for a term expiring at the close of the next annual meeting.

Name and Residence	Position with the Corporation	Director or Executive Officer Since	Principal Occupation if Different from Position Held

Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	April 26, 2010 (Director, Chief Executive Officer) July 12, 2010 (President)	—

Ronald W. Osborne(5) Toronto, Ontario, Canada	Director and Chair	June 17, 2010	Corporate Director

Charlotte Burke(1)(4)(5) Toronto, Ontario, Canada	Director	September 20, 2010	Senior Executive, Accenture and Consultant

Hugh F. Dow(2)(4)(5) Toronto, Ontario, Canada	Director	January 6, 2011	Corporate Director

David Emerson(1)(3)(5) Vancouver, British Columbia, Canada	Director	July 12, 2010	Corporate Director and Public Policy Advisor

John Paton(2)(4) New York, New York, United States	Director	June 17, 2010	Chief Executive Officer, Digital First Media Inc. and Chief Executive Officer of Journal Register Company and MediaNews Group Inc.

Graham Savage(1)(2)(5) Toronto, Ontario, Canada	Director	July 12, 2010	Corporate Director

Name and Residence	Position with the Corporation	Director or Executive Officer Since	Principal Occupation if Different from Position Held
Steven Shapiro(3) New York, New York, United States	Director	July 12, 2010	Founding Partner and Portfolio Manager, GoldenTree Asset Management LP

Peter Sharpe(2)(3)(5) Toronto, Ontario, Canada	Director	June 17, 2010	Corporate Director

Robert Steacy(1)(2)(5) Toronto, Ontario, Canada	Director	July 14, 2010	Corporate Director

Wayne Parrish Toronto, Ontario, Canada	Chief Operating Officer	July 19, 2010	—

Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	July 12, 2010	—

Jeffrey Haar Toronto, Ontario, Canada	Executive Vice President, Legal and General Counsel	January 11, 2012	—

Michelle Hall Toronto, Ontario, Canada	Executive Vice President, Human Resources	July 13, 2010	—

Kevin Bent Vancouver, British Columbia, Canada	President and Publisher, Pacific Newspaper Group and Executive Vice President, Western Canada	July 13, 2010	—

Gordon Fisher Toronto, Ontario, Canada	President, National Post and Executive Vice President Eastern Canada	July 13, 2010	—

Gillian Akai Toronto, Ontario, Canada	Vice President, Legal Affairs and Secretary	July 12, 2010	—

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Pension Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of Digital Oversight Committee.
(5)	Independent member of the Board.

As a group, the directors and executive officers of the Corporation, as of November 15, 2012, beneficially own or exercise control or direction, directly or indirectly, over 205,132 Voting Shares (representing 15.79% of the total Voting Shares issued and outstanding) and 70,453 Variable Voting Shares (representing 0.18% of the total Variable Voting Shares issued and outstanding).

Biographies

The following are brief profiles of our directors and executive officers, including a description of each individual’s principal occupation within the past five years.

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

Ronald W. Osborne (Director and Chair)

Mr. Osborne recently retired as Chairman of the board of Sun Life Financial Inc., an international financial services organization, and Sun Life Assurance Company of Canada. Prior to this he was President and Chief Executive Officer of Ontario Power Generation Inc., served as an executive with the BCE group of companies, and held various positions at Maclean Hunter, including that of President and Chief Executive Officer. In addition, Mr. Osborne currently sits on the board of directors of Holcim (Canada) Inc. and Tim Hortons Inc. and is a trustee of RioCan Real Estate Investment Trust.

Charlotte Burke (Director)

Ms. Burke is currently a senior executive with Accenture in the communications, media and technology practice. Ms. Burke also operates a consulting firm focused on commercializing technologies for businesses in the mobile, internet and digital media sectors. Prior to assuming her current positions, Ms. Burke was the Senior Vice President of Sales and Marketing, Americas for Hewlett Packard and President of Asurion Canada. In addition, Ms. Burke was an officer and senior vice president with Bell Canada, where she led the Consumer Internet business and also held senior executive roles for new product development and Bell Mobility’s digital cellular business from 1996 to 2008. Ms. Burke is also an advisor with the MaRS Ontario Innovation Center, Next 36, Polar Mobile, Horizon Studios and is on the board of Acadia University.

Hugh F. Dow (Director)

Mr. Dow retired as Chairman of Mediabrands Canada in December 2010. Prior to this, Mr. Dow was President of M2 Universal and held global responsibilities with Universal McCann, of which M2 Universal is the Canadian arm. Mr. Dow has also held many key advertising industry positions including Vice Chairman of BBM Bureau of Measurement, Director and Chairman of Canadian Media Directors’ Council, Chairman of PMB Print Measurement Bureau, Chairman and Director of ABC Audit Bureau of Circulation, and Chairman of Media Medical Audience Committee. Mr. Dow also serves as a Director of Cottage Life Media Inc. and Reshift Media Inc.

David Emerson (Director)

Mr. Emerson P.C. is a Corporate Director, Public Policy Advisor and serves as a senior advisor to CAI Capital Management Co., a private equity fund. Nationally, he has held senior positions with the Government of Canada that included Minister of Foreign Affairs, Minister of International Trade with responsibility for the Asia Pacific Gateway initiative and the 2010 Vancouver Olympics, and Minister of Industry. In British Columbia, Mr. Emerson was the Province’s Deputy Minister of Finance, Secretary to Treasury Board and Deputy Minister to the Premier, Secretary to Cabinet. He has also served in leadership roles in the private sector, including President and CEO of Canfor Corporation, President and CEO of the Vancouver International Airport Authority, and Chairman and CEO of Canadian Western Bank. Mr. Emerson currently serves on the board of directors of Maple Leaf Foods Inc., Finning International Inc., New Gold Inc., Stantec Inc., and TimberWest Forest Corporation. In addition, Mr. Emerson is Co-Chair, Prime Minister’s Advisory Committee on the Public Service, and a member of China Investment Corporation International Advisory Council.

John Paton (Director)

In September 2011, Mr. Paton was appointed Chief Executive Officer of Digital First Media Inc., a company that manages the Journal Register Company, MediaNews Group and Digital First Ventures, in addition to his role as Chief Executive Officer of the Journal Register Company. Together these companies represent the second-largest newspaper company in the United States. Mr. Paton also serves as a director of the Journal Register Company, Wanderful Media and MediaNews Group. Prior to that he was with impreMedia LLC, a media company that he co-founded in 2003, where he served as Chairman, Chief Executive Officer and President. Prior to joining impreMedia, Mr. Paton was the Chief Executive Officer of Canoe Inc. Mr. Paton was also Vice President of Sun Media Corporation and is the former Publisher and Chief Executive Officer of the London Free Press and the Ottawa Sun. Mr. Paton currently serves on the board of directors of the Newspaper Association of America. He also serves on the board of advisors for the City University of New York Graduate School of Journalism.

Graham Savage (Director)

Mr. Savage is the non-executive Chairman and Founding Partner of Callisto Capital, a merchant banking firm. Prior to that, Mr. Savage spent 21 years as a senior officer at Rogers Communications Inc. He is currently a director of Canadian Tire Corp., Canadian Tire Bank, Cott Corporation and Whistler Blackcomb Holdings Inc. Mr. Savage previously served as a director of Rogers Communications Inc., Sun Media Corp., Royal Group Technologies Ltd., Hollinger International Inc., and The Daily Telegraph (UK) among others.

Steven Shapiro (Director)

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree Asset Management, and is a member of its Executive Committee. He is responsible for the firm’s investments in media and communications as well as its investments in distressed assets. Prior to joining GoldenTree, Mr. Shapiro was a Managing Director in the High Yield Group at CIBC World Markets, where he headed Media and Telecommunications Research. He is a member of the boards of various corporate and not-for-profit entities, including Source Home Entertainment, Inc., the holding company of Source Interlink; Granite Broadcasting; Southern Community Newspapers, Inc. and James Cable, LLC.

Peter Sharpe (Director)

Mr. Sharpe retired as President and CEO of Cadillac Fairview Corporation in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a Director of Morguard Corporation, First Industrial REIT (US), Allied Property REIT and Sunnybrook Hospital Foundation. Mr. Sharpe is also a past chairman and current trustee of the International Council of Shopping Centers.

Robert Steacy (Director)

Mr. Steacy retired in 2005 after spending more than 16 years as the senior financial officer of Torstar Corporation. Mr. Steacy is a director and chair of the Audit Committees of Domtar Corporation and Cineplex Inc. From 2005 to 2007 he served on the Boards of Alliance Atlantis Communications Inc. and Somerset Entertainment Income Fund and was a director of Canadian Imperial Bank of Commerce from 2008 to 2012.

Wayne Parrish (Chief Operating Officer)

Mr. Parrish became the Corporation’s Chief Operating Officer in January 2012. Prior to that he was appointed in July 2010 to head up Postmedia’s business transformation. Before joining Postmedia, Mr. Parrish acted as CEO of Canada Basketball from 2007 to 2010. Mr. Parrish spent the first two decades of his career as a journalist and was a senior executive with Sun Media Corporation during a period that culminated in a management buyout of the company from Rogers Communication Inc., and eventual sale to Quebecor Inc. He has been General Manager and Executive Editor of the Toronto Sun, Vice-President-Strategy at Sun Media, Chairman, President & CEO of the CANOE Online Network, President & CEO of Quebecor New Media, and President & CEO of Sport Media Group.

Douglas Lamb (Executive Vice President and Chief Financial Officer)

Mr. Lamb was appointed as Executive Vice President and Chief Financial Officer of Postmedia in July 2010. Prior to that, he was Executive Vice President and Chief Financial Officer of Canwest LP since 2005. He is a veteran Canadian newspaper executive. Mr. Lamb also served as Vice President of Corporate Development of Metroland, the community publishing business of Torstar Corporation. Prior to his employment with Torstar Corporation, he held a variety of financial roles at Hollinger International Inc. and Southam Inc.

Jeffrey Haar (Executive Vice President, Legal and General Counsel)

Mr. Haar was appointed as Executive Vice President, Legal and General Counsel of the Corporation in 2012. Mr. Haar was most recently Senior Vice President, Legal & Corporate Secretary at Brookfield Asset Management. Mr. Haar has also served as General Counsel and Corporate Secretary for a number of public and private companies, including Architel Systems Corporation, which was acquired by Nortel Networks in 2000. Mr. Haar was previously in private practice at Skadden, Arps, Slate, Meagher & Flom LLP in Toronto, Ontario and at Shearman & Sterling LLP in New York, New York.

Michelle Hall (Executive Vice President, Human Resources)

Ms. Hall was appointed as Executive Vice President, Human Resources in in 2012 after serving as Senior Vice President, People since 2010. She oversees the development and implementation of the Corporation’s human resources’ strategy. Previously she served as Senior Vice President, People for a predecessor Canwest LP entity from 2008 to 2010 and Vice President, Human Resources of the Canadian operations of Canwest Media Inc. between 2005 and 2008. Prior to joining Canwest, Ms. Hall held senior level human resources roles at a variety of organizations, most recently at the Canada Life Assurance Company.

Kevin Bent (President and Publisher, Pacific Newspaper Group and Executive Vice President, Western Canada)

Mr. Bent was appointed President and Publisher, Pacific Newspaper Group and Executive Vice President, Western Canada in July 2010 after serving as President and Publisher of Pacific Newspaper Group at a predecessor company from September 2006. His primary responsibilities are for The Vancouver Sun, The Province, the Calgary Herald and the Edmonton Journal. Previously, he was Senior Vice President, Canwest Media Sales from 2005 to 2007 where he was responsible for the national sales strategy. Mr. Bent also held the position of Vice President, Advertising Sales for the Pacific Newspaper Group, and Vice President, Advertising Sales of the Ottawa Citizen. Prior to his employment in the newspaper industry, he spent 10 years with General Foods and Kraft General Foods in various sales and marketing management positions.

Gordon Fisher (President, National Post and Executive Vice President Eastern Canada)

Mr. Fisher was appointed the President of National Post and the Executive Vice President Eastern Canada of Postmedia in July 2010. Mr. Fisher has an extensive media background. He has held a number of senior executive positions in many Canadian cities on both the editorial and business sides of the media industry. Prior to his appointment as Publisher of the National Post, Mr. Fisher served as President, News and Information, Canwest Global Communications Corp., with responsibilities covering newspaper, television and digital information. Other responsibilities of note include roles as editor-in-chief, general manager and publisher of the Ottawa Citizen; publisher of the Kingston-Whig Standard and managing editor of the Vancouver Sun.

Gillian Akai (Vice President, Legal Affairs and Secretary)

Ms. Akai was appointed to the role of Vice President, Legal Affairs and Secretary in July 2010. Previously she served as Director, Legal Affairs/Legal Counsel for Canwest Media Inc. from April 2006 to July 2010. Ms. Akai was previously in private legal practice in the Toronto office of Fraser Milner Casgrain LLP.

Cease Trade Orders or Bankruptcies

Other than as described below, no director or executive officer of Postmedia is, or within 10 years before the date hereof, has been a director, chief executive officer or chief financial officer of any company (including Postmedia) that, (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of the preceding sentence, “order” means: (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation.

Other than as described below or to the knowledge of the Corporation, no director, executive officer or shareholder holding a sufficient number of securities to affect materially the control of Postmedia: (a) is at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including Postmedia) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, or within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

On October 6, 2009, the subordinate voting shares and the non-voting shares of Canwest Global were suspended from trading on the TSX while a review to determine whether the company was meeting the continued listing requirements was conducted. On October 15, 2009, Canwest Global received a notice from the TSX informing the company that its subordinate voting shares and non-voting shares would be delisted from the exchange effective November 13, 2009 for failure to meet the continued listing requirements. In response to this notice, on November 13, 2009, Canwest Global announced that its subordinate voting shares and non-voting shares would begin trading on the TSX Venture Exchange effective November 16, 2009. Messrs. Paul Godfrey, the President and Chief Executive Officer of Postmedia and Douglas Lamb, the Executive Vice President and Chief Financial Officer of Postmedia, were senior officers of certain subsidiaries of Canwest Global throughout the period described above.

Prior to their mandates with Postmedia, Messrs. Godfrey, Lamb, Bent and Ms. Hall were executive officers of certain of the LP Entities. On January 8, 2010, the Ontario Superior Court of Justice issued an order that, among other things, granted the LP Entities protection from their creditors under the CCAA. Postmedia acquired substantially all of the newspaper and online publishing and digital media businesses previously owned by the LP Entities pursuant to a plan of compromise or arrangement that was implemented during the course of the LP Entities’ proceedings under the CCAA. The LP Entities remain under CCAA protection as of the date hereof.

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

Mr. Paton is currently the Chief Executive Officer of Journal Register Company (“JRC”) and also serves on its board of directors. On September 5, 2012, JRC filed for protection under Chapter 11 of the United States Bankruptcy Code (the “USBC”).

Mr. Savage was a director of Microcell Inc. when it filed for protection under the CCAA. Mr. Savage was a director of Sun-Times Media Group, Inc. (“Sun Times”), formerly Hollinger International Inc. (“Hollinger”). He served as a director of that company from July, 2003 until November, 2009. On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim MD&A for the three-month period ended March 31, 2004 and its annual financial statements, MD&A and annual information form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against an insider of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect. Sun Times filed for protection under Chapter 11 of the USBC in April 2009.

Mr. Shapiro was a director of Reader’s Digest Association Inc. (“Reader’s Digest”) until August 2009. Reader’s Digest filed for protection under Chapter 11 of the USBC in August 2009, after Mr. Shapiro’s departure from its board.

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

Conflicts of Interest

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its Executive Committee. GoldenTree, and certain investment funds for which it serves as investment adviser, own a portion of the First-Lien and Second-Lien Notes issued by Postmedia Network Inc. (a wholly-owned subsidiary of Postmedia) and Variable Voting Shares of Postmedia. GoldenTree’s combined debt and equity holdings may give rise to a potential conflict of interest. GoldenTree is located at 300 Park Avenue, 21st Floor, New York, New York, 10022 USA.

Nominating Agreement

On July 13, 2010 Postmedia entered into a nominating agreement with GoldenTree, a principal shareholder of Postmedia. Pursuant to this agreement, for so long as GoldenTree (or certain investment funds for which GoldenTree serves as investment adviser) beneficially owns or exercises control or direction over a minimum of 10% of the outstanding Shares of Postmedia, GoldenTree has the right to select one individual, who shall be presented to the shareholders of Postmedia as part of management’s proposed list of nominees to serve as a director on the Board of Postmedia at any shareholder meeting at which directors of Postmedia are being elected. The current nominee of GoldenTree on the Board is Mr. Shapiro. Upon termination of the agreement the then current nominee of GoldenTree shall fulfill his or her term as member of the Board and GoldenTree shall cease to have any nomination rights on a going forward basis.

B. Compensation.

The following discussion and analysis examines the compensation earned by the Company’s President and Chief Executive Officer (the “CEO”), the Executive Vice President & Chief Financial Officer (the “CFO”) and the three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”), who served as executive officers of the Company for the year ended August 31, 2012 (“Fiscal 2012”). In addition, it describes and explains Postmedia’s compensation philosophy and objectives and the significant elements of compensation of the Company’s NEOs during Fiscal 2012.

The NEOs for Fiscal 2012 were:

•	Paul Godfrey, President and Chief Executive Officer

•	Douglas Lamb, Executive Vice President and Chief Financial Officer

•	Wayne Parrish, Chief Operating Officer

•	Gordon Fisher, President, National Post and Executive Vice President, Eastern Canada

•	Michelle Hall, Executive Vice President, Human Resources

Executive Compensation Components and Their Objectives

Postmedia’s executive compensation program is comprised of the following compensation components:

•	base salary;

•	annual short-term incentives (annual bonuses);

•	long-term management incentives, which include stock options and restricted share units (“RSUs”);

•	pension benefits; and

•	perquisites.

The primary objective of our executive compensation program is to attract and motivate key executives to carry out business strategies that are aligned with the creation of shareholder value. The level of compensation paid to each NEO is based on the executive’s qualifications, experience, responsibility and performance.

(i) Salary

Base salary remunerates executives for discharging job requirements. The NEOs base salary represents a fixed level of cash compensation and it is reviewed annually by the Compensation and Pension Committee with recommendations to the Board for their approval with the goal of ensuring that each NEO is paid fairly, taking into consideration the requirements of the position, the executive’s performance, knowledge, skills, experience and equity with other executives within Postmedia and compared to the external market for competitiveness. The Company’s policy is to target base salary compensation for the NEOs at the median level or just above, based on external market considerations, organizational and individual performance. The NEOs are also reviewed based upon the comparator group recommended by Hugessen (see “Item 6C. Board Practices – Competitive Benchmarking).

(ii) Annual Short-term Incentive Plan (“STIP”)

The STIP represents variable cash compensation. Short-term incentive targets for the NEOs are expressed as a percentage of base salary and are determined based on competitive market practices and the program is designed to attract and motivate executive performance. The Compensation and Pension Committee recommends for approval by the Board the short-term incentive plan design, performance measures, weightings and targets for each fiscal year.

The Company’s policy is to target short-term incentives at median for the NEOs with the purpose of being externally competitive while incenting for maximum performance to achieve Company goals.

In designing the STIP, the goal is to align the payouts with the business strategy and to motivate plan participants to achieve defined goals. The CEO is eligible for 100% of base salary at target and the other four NEOs are eligible for 50% of base salary at target. The short-term incentives all have a maximum payout opportunity equal to 150% of target.

For Fiscal 2012, the Board provided the CEO with discretion to recommend an adjustment on incentive bonus payments under the STIP subject to the performance of pre-defined and pre-approved criteria (the “Discretionary Payout”). The Discretionary Payout is subject to Board approval and cannot exceed an established fixed percentage of the overall STIP. The payout is capped at 150% of target (including any Discretionary Payout).

The CEO STIP plan design for Fiscal 2012 remained the same as the prior fiscal year, with the minimum payout threshold set at 80% of performance target. The payout is capped at 150% when performance reaches 125% of target. Payouts are graduated proportionately for achievements between 80% and 100% and between 100% and 125% of target.

The plan for the other four NEOs remained the same as the prior fiscal year with the minimum payout threshold set at 85% of performance target. The payout is capped at 150% of target when performance achievement reaches 125% of performance target.

In October 2011, the Board approved plan payouts for Fiscal 2012 based upon the level of achievement of targets (established for purposes of the STIP) based on the corporate performance of consolidated operating profit and consolidated digital revenue. The CEO, CFO and two of the NEOs were measured 70% against corporate performance relating to consolidated operating profit before depreciation, amortization and restructuring (the “Consolidated Operating Target”) and 30% against consolidated digital revenue. One other NEO was measured 40% against the Consolidated Operating Target and 60% against similar targets established at the individual operating unit level.

The Consolidated Operating Target and consolidated digital revenue established for the STIP for Fiscal 2012 were $197 million and $112 million, respectively, whereas the actual achievement was $144 million and $89 million, respectively. With respect to the targets for individual operating units, we are relying on the exemption pursuant to the applicable securities laws in order to not disclose such targets, as doing so would be seriously prejudicial to our competitive market position. The level of difficulty in reaching the undisclosed targets is similar to that in meeting the Consolidated Operating Target and consolidated digital revenue. The undisclosed targets for individual operating units apply only to one NEO and represents 20% of such NEOs base salary and STIP.

The threshold performance targets described above were not met for Fiscal 2012. The Board approved a Discretionary Payout of $75,000 (as noted in the table below) for the CFO in recognition of his significant accomplishments on two organizational initiatives for Fiscal 2012.

The short-term incentive award targets and the payout achievement of these targets in Fiscal 2012 for the NEOs of the Company are as follows:

	Fiscal 2012
	Target Payout	Fiscal 2012
	(as a % of base	Target Payout	Fiscal 2012
Participant Name	salary)	($)	Actual Payout ($)
Paul Godfrey	100%	950,000	—
Douglas Lamb	50%	225,000	75,000
Wayne Parrish	50%	237,500	—
Gordon Fisher	50%	200,000	—
Michelle Hall	50%	147,500	—

(iii) Long-term Management Incentive Plans

The Company has an Option Plan and an RSU Plan that are intended to, among other things, attract, motivate and retain certain executive officers and other grantees and align their interests with the interests of shareholders. The long-term incentive programs are designed to reward performance over a ten year period, and vest over a five year period, and are provided to senior leaders in value driven roles and key contributors who are critical to the organization’s future. See “Incentive Plan Awards – Option Plan” and “Incentive Plan Awards – RSU Plan”.

In Fiscal 2012 the Compensation and Pension Committee made recommendations to the Board for approval of stock option grants to certain NEOs and senior executives which grants took into account previous grants to such NEOs. The recommendations made to the Board were for senior management who did not already have options including Senior Vice Presidents and Publishers. The allocations of the grants to the NEOs are disclosed under the Summary Compensation Table, the Outstanding Share Based Awards Table and the Option Based Awards Table, below.

Pension Plan

Postmedia maintains a defined benefit pension plan (the “Pension Plan”) for its executives which is the same pension plan offered to a majority of other employees in the Company and does not offer a supplemental executive retirement plan. The benefit formula takes into consideration the member’s pensionable earnings and credited service in the plan along with the maximum Canada Pension Plan levels. The formula is: 1.25% multiplied by the final average earnings up to the average yearly maximum pensionable earnings multiplied by the credited service plus 1.75% multiplied by the final average earnings in excess of the average yearly maximum pensionable earnings multiplied by the credited service. The Pension Plan averages the member’s best five years of pensionable earnings during the last ten years prior to retirement or termination.

The maximum pension payable under the Plan is as prescribed by the Income Tax Act. An executive officer contributes to the plan an amount of 2.5% of pensionable earnings up to the yearly maximum pensionable earnings and 5% thereafter.

The Pension Plan also provides for an early retirement subsidy for the executive officers and all participants who take early retirement following the attainment of both age 62 and 10 years of continuous service. A participant retiring after age 55 but before age 62 with 10 or more years of continuous years of service may elect to receive an unreduced deferred retirement income payable at age 62. For a participant retiring after age 55 but before age 62 with less than 10 years of continuous employment, the pension is reduced by a factor of one-third of 1% for each complete month by which the early retirement date precedes the normal retirement date.

Messrs. Lamb and Parrish participate in the defined benefit pension plan. Mr. Godfrey is not eligible to participate in the Plan due to his having exceeded the maximum age reached to be eligible to participate in the Plan and Mr. Fisher is in receipt of the pension benefit under the Plan. Ms. Hall has not yet elected to participate in the Plan.

Defined Benefit Plan Table as of August 31, 2012

	Number			Opening
	of Years			Present Value			Closing Present
	Credited			of Defined		Non-	Value of
	Service	Annual Benefits		Benefit	Compensatory	Compensatory	Defined Benefit
Participant Name	(#)	Payable ($)		Obligation ($) (2)	Change ($)	Change ($) (2)	Obligation ($) (2)
		At Year End	At Age 65
Douglas Lamb	0.7	1,800	40,600	—	8,100	14,400	22,500
Wayne Parrish	0.8	2,200	23,800	—	11,800	18,400	30,200
Gordon Fisher (1)	21.3	52,600	52,600	744,700	—	(63,700)	681,000

Notes:

(1)	Mr. Fisher is currently receiving annual benefits under this plan of $52,600 based on an election of joint and survivor pension and credited service of 21.3 years at attainment of the pension benefit.
(2)	An actuarial valuation of the Plan was completed as at December 31, 2011 for accounting purposes and these results were extrapolated to August 31, 2012. The present value of the obligation was determined using the Projected Unit Credit Method pro-rated on service. Calculations are made based upon a discount rate assumption of 5.45% at the beginning of year and 4.35% at the end of the year.

Benefits and Perquisites

Although not considered a primary element of the Compensation Program, the Company provides a comprehensive and market competitive package of executive level benefits and perquisites for its NEOs. The executive group benefits program includes health, dental, life insurance, wellness, short-term and long-term disability coverage. Perquisites provided to the NEOs consist of car allowances and club memberships, with a car lease available to the CEO. The level of benefits and perquisites are determined based on guidelines that have been established under an executive compensation total rewards framework.

Summary Compensation Table

The following table summarizes the annual compensation provided for services rendered to Postmedia in respect of its NEOs for Fiscal 2012 and 2011.

Name and				Option-					Pension	All Other		Total
Principal	Fiscal	Salary		Based		Non-Equity Incentive Plan			Value (1)	Compensation (2)		Compensation
Position	Year	($)		Awards ($) (8)		Compensation ($)			($)	($)		($) (8)
						Annual Incentive		Long-Term
						Plans (10)		Incentive Plans
Paul Godfrey	2012	950,000		—		—		—	—	167,832	(3)	1,117,832
President and Chief Executive Officer	2011	950,000		—		465,500		—	—	170,525	(3)	1,586,025

Douglas Lamb	2012	450,000		—		75,000	(6)	—	—	—		525,000
Executive Vice President and Chief Financial Officer	2011	452,207	(5)	—		131,250	(6)	—	—	—		583,457

Wayne Parrish	2012	475,000		584,000	(12)	—		—	—	—		1,059,000
Chief Operating Officer	2011	68,510		—		7,421		—	—	286,980	(7)	362,911

Gordon Fisher	2012	400,000		—		—		—	52,600	98,670	(4)	551,270
President, National Postand Executive Vice President Eastern Canada	2011	400,000		—		72,500		—	52,600	388,642	(4)	913,742

Michelle Hall	2012	271,878	(9)	146,000	(12)	—		—	—	—		417,878
Executive Vice President, Human Resources	2011	224,000		—		75,000	(11)	—	—	—		299,000

Notes:

(1)	Refer to the “Pension Plan – Defined Benefit Plan Table as of August 31, 2012” above for additional details.
(2)	The value of perquisites and benefits for the NEOs, other than Messrs. Godfrey and Fisher, do not exceed either $50,000 or 10% of the NEOs annual salary, and are therefore not included in All Other Compensation.
(3)	This amount includes entertainment expenses totaling $107,831 (2011 – $107,474).
(4)	This amount includes a discretionary retention bonus of $75,000 (2011 – $366,000). The Company may consider similar payments in future years.
(5)	The base salary of Mr. Lamb for Fiscal 2011 was $450,000. The salary reported in the table for Fiscal 2011 included a payment for a retroactive salary increase for the period ending August 31, 2010.
(6)	For Fiscal 2012 this amount represents a $75,000 discretionary bonus. For Fiscal 2011 this amount includes a discretionary bonus of $75,000.
(7)	Mr. Parrish became an employee of the Company on July 11, 2011. Prior to this date he provided executive services to the Company through his management company, Sport Media Enterprises Inc. Mr. Parrish’s compensation for Fiscal 2011 includes amounts paid to Sport Media Enterprises Inc.
(8)	The total compensation value includes the estimated value of stock options granted during the year as determined using the Black-Scholes option pricing model as this is an acceptable methodology in accordance with International Financial Reporting Standards and is based on various assumptions as noted below in note 12. This amount only represents an estimated value of the stock options granted and does not represent cash received by the NEO. This amount is at risk and may be equal to zero. Accordingly, the total compensation value does not represent the true cash compensation earned by the NEO.
(9)	Effective January 11, 2012, Ms. Hall was promoted to Executive Vice President, Human Resources. Her salary on an annualized basis is $295,000.
(10)	The annual incentive plan awards in the above table relating to Fiscal 2012 were accrued in Fiscal 2012 and will be paid in Fiscal 2013. The annual incentive plan awards in the above table relating to Fiscal 2011 were accrued in Fiscal 2011 and paid to the NEOs in Fiscal 2012.
(11)	This amount includes a discretionary bonus of $51,900.
(12)	Ms. Hall and Mr. Parrish were granted 50,000 and 200,000 stock options, respectively, on January 26, 2012. The stock options had a grant date fair value of $2.92 which was determined using the Black-Scholes option pricing model. Key assumptions used in the model were a weighted average exercise price of Shares of $6.43, risk free rate of interest of 1.33% based on the Bank of Canada five year benchmark bond yield in effect on the date of grant, dividend yield of nil, a volatility factor of 54% based in part on the volatility of the Company’s Shares and the volatility of the shares of similar companies in the media and publishing industry and an expected life of options of 5 years based partly on contractual terms and a published academic study.

Incentive Plan Awards

Option Plan

The Option Plan is intended to assist Postmedia in attracting, motivating and retaining officers and employees by granting the right to purchase Shares (“Options”), as applicable, under the Option Plan (the “Option Plan”), in order to allow them to participate in the long-term success of Postmedia and to promote a greater alignment of their interests with the interests of the shareholders of Postmedia.

Under the Option Plan, Options may be granted to participants in respect of unissued Shares. Participants are current full-time or part-time officers, employees or consultants of Postmedia or certain related entities (herein referred to as “Participants”). The Option Plan is administered by the Board (the “Plan Administrator”). In administering the Option Plan, the Plan Administrator may determine, among other things, Participants to whom Options are granted and the amounts, terms and conditions relating to Options, including the exercise price, and the time(s) when and circumstances under which Options become exercisable.

The maximum number of Shares that may be reserved for issuance at any time for the exercise of Options under the Option Plan is 3,000,000 Shares or 7.44% of the total number of Shares issued and outstanding. As of August 31, 2012, 2,080,000 Options, including 600,000 tandem Options/RSUs, or 69% of the number of Options that are reserved for issuance, have been granted under the Option Plan, representing 5.2% of the total number of Shares issued and outstanding. Therefore, there are currently 920,000 Options available to be granted under the Option Plan representing a maximum of 2.3% of the total number of Shares issued and outstanding. All Options will have a fixed exercise price, which shall not be less than the fair market value at the date of grant, being the volume-weighted average closing price of the applicable Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days in which the Shares have actually traded immediately preceding such date, or if the Shares are not listed and posted for trading on any stock exchange, the fair market value of the Shares as determined by the Board in its sole discretion (“Fair Market Value”). At the election of a Participant, in lieu of exercising an Option a Participant may instead choose to surrender such Option, in whole or in part, in consideration of (i) the difference between the Fair Market Value on the date of exercise of the Shares subject to the Option and the exercise price for such Option (the “Option Value”) in the form of Shares, or (ii) the Option Value in the form of cash, subject to the consent of Postmedia. The term of any Option shall expire on the tenth anniversary of the date of grant, unless otherwise specified by the Plan Administrator at the time of grant, subject to extension of up to ten business days in the event the expiration of an Option would otherwise occur during or within two business days after the end of a Blackout Period (as such term is defined in the Option Plan). Options (including the rights attached thereto) are non-assignable and non-transferable except through devolution by death. The terms and conditions of Options granted under the Option Plan are subject to adjustments in certain circumstances, at the discretion of the Plan Administrator.

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

The Board may amend the Option Plan without shareholder approval in certain instances, including, without limitation: (i) for the purpose of making formal, minor or technical modifications to any of the provisions of the Option Plan, including amendments of a “housekeeping” nature; (ii) to correct any ambiguity, defective provision, error or omission in the provisions of the Option Plan; (iii) to amend the vesting provisions of Options; (iv) to change the termination provisions of Options or the Option Plan that does not entail an extension beyond the original expiry date; or (v) any other amendment that does not require shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment may be made without the consent of each affected optionee if such amendment would adversely affect the rights of such affected optionee for Options previously granted. Shareholder approval will be required for any amendment to the Option Plan to: (a) reduce the exercise price; (b) extend the term of Options (other than as set out in the Option Plan); (c) increase the maximum number of Shares which may be issued under the Option Plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (d) remove or exceed the insider participation limit; and (e) amend the amendment provisions of the Option Plan.

RSU Plan

The RSU Plan provides for the grant of the right to acquire any number of fully paid and non-assessable Shares, as applicable, in accordance with the terms of the RSU Plan (“RSUs”) to Participants, being current part-time or full-time officers, employees or consultants of Postmedia or certain related entities. The maximum aggregate number of Shares issuable pursuant to RSUs outstanding at any time under the RSU Plan shall not exceed 600,000 Shares. Effective July 13, 2010, Postmedia granted 600,000 RSUs to Mr. Godfrey as part of the tandem Options/RSUs (“Tandem Award”) described under “— Employment Agreements—President and Chief Executive Officer” and, as a result, there are currently no RSUs available to be granted under the RSU Plan.

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

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth information related to Options held by the CEO, CFO and NEOs as at August 31, 2012:

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)(6) (#)		Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the- Money Options (3) ($)	Number of Shares that have not Vested (#)		Market or Payout Value of Share-based Awards that have not vested ($)
Paul Godfrey	400,000	(2)	9.85	July 13, 2020	—	240,000	(4)	194,400	(5)
Douglas Lamb	200,000		9.85	July 13, 2020	—	—		—
Wayne Parrish	200,000		6.53	January 26, 2022	—	—		—
Gordon Fisher	200,000		9.85	July 13, 2020	—	—		—
Michelle Hall	50,000		6.53	January 26, 2022	—	—		—

Notes:

(1)	Includes both vested and unvested Options.
(2)	Does not include Mr. Godfrey’s Tandem Award, which has been reflected in the share-based awards column and is described in notes 4 and 5 below.
(3)	This column contains the aggregate value of the in-the-money vested and unvested unexercised Options as of August 31, 2012, computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding August 31, 2012, of $0.81 for the Voting Shares. None of the Options issued to the CEO, CFO and the NEOs are currently in-the-money as the exercise price is currently in excess of the value of a Voting Share. The Options have not been and may never be exercised and the actual gain, if any, on exercise will depend on the value of the Voting Shares on the date of such exercise.
(4)	This represents the portion of RSUs under Mr. Godfrey’s Tandem Award that have not yet vested, with the assumption that Mr. Godfrey would exercise his RSUs under the Tandem Award. The Tandem Award is further described in “— Employment Agreements – President and Chief Executive Officer”.
(5)	The weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2012, of $0.81 for the Voting Shares was used to value Mr. Godfrey’s unvested Tandem Award.
(6)	The class of Shares that underlie a particular Option is determined based on the citizenship for the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of an Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of an Option. All NEOs hold Options exercisable for Voting Shares.

Value Vested or Earned During the Year

The following table summarizes the value of Options that would have been realized by each NEO during Fiscal 2012 if the Options that vested in Fiscal 2012 had been exercised on their vesting date:

Name	Option-Based Awards - Value Vested During the Year ($) (1)	Share-Based Awards - Value Vested During the Year ($) (2)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($) (3)
Paul Godfrey	—	169,200	—
Douglas Lamb	—	—	—
Wayne Parrish	—	—	—
Gordon Fisher	—	—	—
Michelle Hall	—	—	—

Notes:

(1)	For Messrs. Godfrey, Lamb and Fisher the value of the Options granted which vested in Fiscal 2012 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of July 13, 2012 of $1.41 for the Voting Shares. For Mr. Parrish and Ms. Hall the value of the Options granted which vested in Fiscal 2012 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of January 26, 2012, which was the initial date of grant, of $6.53 for the Voting Shares. None of the Options issued to the CEO, CFO and the NEOs were in-the-money on the vesting dates during Fiscal 2012 as the exercise price was in excess of the value of a Voting Share. The Options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Voting Shares on the date of such exercise.
(2)

One-fifth of the Tandem Award granted in 2010, which equals 120,000 RSUs, vested on July 13, 2012. The value of the Tandem Award which vested in Fiscal 2012 was computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding July 13, 2012 of $1.41 for the Voting Shares. Mr. Godfrey has not yet exercised either the vested Options or vested RSUs associated with this Tandem Award and for purposes of this disclosure we have assumed Mr. Godfrey will exercise the RSUs. The Options associated with this Tandem Award will expire upon the tenth anniversary of the exercise date, and the RSUs will not expire. There are no exercise prices for RSUs issued under the RSU Plan.

(3)	These amounts are also shown in the Summary Compensation Table above, under “Non-Equity Incentive Plan Compensation”.

Employment Agreements

President and Chief Executive Officer

On July 13, 2010, Mr. Godfrey entered into an employment agreement with Postmedia Network Inc. with an expiry date of August 31, 2014. The employment agreement for Mr. Godfrey provides him with an annual base salary of $950,000 and an annual cash incentive target opportunity of 100% of his base salary, based on full achievement of the annual plan target as fixed by the Board, with enhanced eligibility for up to an additional 50% of Mr. Godfrey’s base salary, based on exceeding the plan target fixed by the Board by 20% or more (together with prorated amounts for achieving between 80% and 120% of the annual plan target). Pursuant to the terms of the agreement, Mr. Godfrey subscribed for $1,000,000 of Voting Shares at a price of $9.26 per share (which shares are currently held in a trust for the benefit of certain members of Mr. Godfrey’s family). In addition, Mr. Godfrey received Options (as defined under “– Incentive Plan Awards – Option Plan”) to acquire 400,000 Voting Shares exercisable at a price of $9.85 per share and a grant of an additional 600,000 tandem Options/RSUs (an “RSU” defined under “ – Incentive Plan Awards – RSU Plan”). These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. Upon the exercise of an Option, Mr. Godfrey will, upon payment of the exercise price, receive one Share in accordance with the terms of the Option Plan. Upon exercise of an RSU, Mr. Godfrey will receive one Share without payment of additional consideration, however Mr. Godfrey may request in writing upon exercising his vested RSUs, subject to the consent of Postmedia, to receive the Fair Market Value of the Shares in cash in accordance with the terms of the RSU Plan. In no event will Mr. Godfrey receive more than 600,000 share entitlements (either in the form of Shares or the value of a Share, as applicable) in respect of the Tandem Award. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of the employment agreement.

Mr. Godfrey is entitled to receive various employee benefits and perquisites. The employment agreement provides that if Mr. Godfrey’s position is terminated without cause by Postmedia Network Inc. or by Mr. Godfrey for good reason, Mr. Godfrey will be paid an amount equal to the base salary that would have been payable to him until the expiry of the term of his employment agreement as if it had not been terminated. Mr. Godfrey’s termination clause also provides for an amount equal to the average of annual cash incentive bonuses paid to Mr. Godfrey for each fiscal year of Postmedia Network Inc. during which Mr. Godfrey was employed with Postmedia Network Inc. prorated for any partial year to the expiry of the term, together with continuation of benefits, perquisites and allowances to which Mr. Godfrey was entitled at the date of termination for the same period. In the event of a termination of Mr. Godfrey’s employment by reason of incapacity, Mr. Godfrey is entitled to the base salary and benefits, perquisites and allowances to which he was entitled at the date of termination to the end of the term. Mr. Godfrey’s employment agreement also includes non-competition and non-solicitation covenants effective during the term of employment and post-termination (until the later of 12 months following termination and the entirety of the term of the agreement) in favour of Postmedia Network Inc. The agreement provides that Mr. Godfrey’s position is intended to be full-time and exclusive, subject only to the reasonable fulfillment of his responsibilities in connection with his other positions as approved by Postmedia Network Inc. from time to time. Mr. Godfrey is not eligible for any pension and/or post retirement income from Postmedia Network Inc.

Other Executive Employment Agreements

The employment agreements for each of Messrs. Lamb, Parrish, Fisher and Ms. Hall (each, an “Executive”) provide each such Executive with an initial annual base salary ranging from $295,000 to $475,000, subject to annual review by Postmedia Network Inc., and each Executive is eligible for an annual cash incentive target opportunity of 50% of such Executive’s base salary, with an opportunity to achieve up to 75% if financial performance is 125% of budget. The awarding of incentives will be based on the financial performance of the Company.

Each of the Executives is eligible to participate in the Option Plan and is entitled to receive various employee benefits and perquisites. See “— Incentive Plan Awards”. Pursuant to the terms of their respective employment agreements, Messrs. Lamb and Parrish exercised rights to subscribe for $200,000 of Shares, Mr. Fisher exercised his right to subscribe for $500,000 of Shares and Ms. Hall exercised her right to subscribe for $25,000 of Shares, each at a price of $9.26 per share. With the exception of Mr. Lamb’s employment agreement, the employment agreements provide that, if the Executive’s position is terminated without cause by Postmedia Network Inc., they will be paid a lump sum severance payment equivalent to (a) one month’s base salary for each year of service they have completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months), and (b) one month of the Executive’s average annual bonus for each full year of service that they have completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months). Ms. Hall will also continue to receive benefits for a period of 18 months. Mr. Lamb’s employment agreement provides that if his position is terminated without cause by Postmedia Network Inc. or due to a change in control, he will be paid a lump sum severance payment equivalent to one and a half times his base salary plus bonus and car allowance, with a minimum payment of $1,034,100. Mr. Lamb will also continue to receive benefits for a period of 18 months. The Executives’ employment agreements also include non-competition and non-solicitation covenants in favor of Postmedia Network Inc. effective during the term of employment and for a minimum of six months following termination, in the case of the non-competition covenant, and a period of twelve months following termination, in the case of the non-solicitation covenant.

Termination and Change of Control Benefits

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause and termination due to incapacity. The payments are calculated as at August 31, 2012. For additional Information, see “— Executive Compensation Components and Their Objectives – Employment Agreements”.

Name	Compensation Component	Estimated Incremental Payments For Termination Without Cause ($)	Estimated Incremental Payments Due To Incapacity ($)
Paul Godfrey (1) (6)	Base Salary	1,900,000	1,900,000
	STIP	431,682	—
	Unvested Tandem Award	194,400	194,400
	Unvested Options	—	—
	Continuation of Benefits	361,114	361,114

		2,887,196	2,455,514

Douglas Lamb (2)	Base Salary	1,034,100	—
	Unvested Options	—	—
	Continuation of Benefits	41,083	—

		1,075,183	—

Wayne Parrish (3)	Base Salary	712,500	—
	Unvested Options	—	—
	STIP	30,176	—

		742,676	—

Gordon Fisher (4)	Base Salary	800,000	—
	Unvested Options	—	—
	STIP	72,500	—

		872,500	—

Michelle Hall (5)	Base Salary	442,500	—
	Unvested Options	—	—
	Continuation of Benefits	15,458	—
	STIP	56,250	—

		514,208	—

Notes:

(1)	Mr. Godfrey will not be entitled to any additional Options or RSUs after his termination date, but all existing Options and his Tandem Award will continue to vest in accordance with the provisions of the relevant plan. The Company has calculated the value of the unvested Tandem Award, based on the assumption Mr. Godfrey would exercise RSUs as his Tandem Award vests. The unvested RSUs as at August 31, 2012 totalled 240,000. For purposes of computing the value of the Tandem Award and the Options under the Option Plan, the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2012 of $0.81 for the Voting Shares was used. Using a value for a Voting Share of $0.81, the value of Mr. Godfrey’s vested Tandem Award (which amount is not reflected in the above table) would be $291,600. Under the Option Plan, all of Mr. Godfrey’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value for a Voting Share of $0.81, the value of Mr. Godfrey’s vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Godfrey’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $0.81, would be nil.
(2)	In the event of the resignation by Mr. Lamb of his employment due to a change in control (as defined in his employment contract), Mr. Lamb will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described above. Under the Option Plan, all of Mr. Lamb’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $0.81 at August 31, 2012, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Lamb’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $0.81, would be nil.
(3)	Under the Option Plan, all of Mr. Parrish’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $0.81 at August 31, 2012, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Parrish’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $0.81, would be nil.
(4)	Under the Option Plan, all of Mr. Fisher’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $0.81 at August 31, 2012, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Fisher’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the above table), using a value of $0.81, would be nil.
(5)	Under the Option Plan, all of Ms. Hall’s vested Options will continue to be available to be exercised upon termination of her employment contract. Using a value of a Voting Share of $0.81 at August 31, 2012, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Ms. Hall’s employment contract is terminated due to incapacity, her unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $0.81, would be nil.

Except for those payments to Mr. Lamb described in note 2 above and the ability of the Board, at its discretion, to accelerate the vesting of unvested Options and unvested RSUs, no incremental payments to the NEOs are triggered upon a change in control of the Company.

Director Compensation

Annual Fees

The compensation of any director of Postmedia (other than any members of management who receive no compensation for serving on the Board) has been structured so that at least one-half of such compensation is equity-based, with vesting subject to specified criteria. The chairman of the Board receives an annual fee of $270,000. A director who serves as the chair of the Audit Committee or the Compensation and Pension Committee receives an annual fee of $170,000 and a director who serves as the chair of any other committee receives an annual fee of $150,000, with the exception of John Paton who has waived the portion of his fees attributable to his service as the chair of the Digital Oversight Committee. Each director who is not the chair of the Board or the chair of a committee of the Board is entitled to be paid an annual fee of $120,000, and each director who is not the Chair of the Board receives an additional fee of $10,000 in respect of each Board committee on which the director serves but does not chair. Directors do not receive a fee for each meeting attended unless it is determined by the Board that an extraordinary number of meetings are being held. Annual fees for all of the directors are paid 50% (or at the election of a particular director, a greater percentage) in the form of a grant of DSUs (as defined below) and the balance in cash. For any director who was appointed prior to, or within 90 days following, the acquisition date of July 13, 2010, and Hugh F. Dow (the “Initial Directors”), the first three years of DSUs, representing 50% of the annual fees, have been granted as of July 13, 2010 and vested in three equal installments over three years in advance of each such year. Due to the extensive work that was required to be performed by the Initial Directors in Postmedia’s first fiscal year, these directors received one year’s additional remuneration in the form of DSUs, which vested in three equal installments over three years, in advance of each such year, and are subject to a performance threshold based on Postmedia achieving an EBITDA (as that term is defined in the applicable Board resolution) of $201.8 million in any one fiscal year. On January 11, 2012, the threshold was adjusted from $220.0 million to reflect the impact of the divestiture of the Victoria Times Colonist, Lower Mainland Publishing Group and Vancouver Island Newspaper Group on Postmedia’s consolidated operating profit before amortization, depreciation and restructuring. The performance threshold has not been met.

DSUs totaling 489,687 (inclusive of the 100,000 granted to John Paton as described in the table included in the “DSU Plan” discussion below) have been granted under the DSU Plan, with the Value of a Share (as such term is defined in the DSU Plan) used to determine the number of DSUs granted. “Value of a Share” means the five-day weighted average closing price of the Voting Shares for the five trading days in which Shares have actually traded, or, if the Voting Shares are not trading on the TSX, on the relevant day, the Value of a Voting Share on such stock exchange on which such Voting Shares are listed and posted for trading as may be selected for such purpose by the Board; however, in the event that Voting Shares are not listed and posted for trading on any stock exchange, the value of a Share shall be the fair market value thereof as determined by the Board in its sole discretion. During Fiscal 2012, the Corporation paid $885,000 in cash payments to its directors and issued 5,552 DSU’s in compensation (as described in the Director Compensation Table below) to its directors.

Director Compensation Table

The following table describes the compensation that was paid by the Corporation to its non-employee directors during the year ended August 31, 2012. All non-employee directors elected to receive all of the eligible portion of their Fiscal 2012 compensation in cash. For more detail on this election, see “ – Director Compensation – DSU Plan”. Mr. Godfrey does not receive any compensation for serving as a director of the Corporation. His compensation for serving as President and CEO is included under “– Summary Compensation Table.” The total compensation received by the Corporation’s non-employee directors in Fiscal 2012 was approximately $0.9 million.

Name	Fees Earned (1) ($)	Fees Granted in DSUs ($)	All Other Compensation ($)		Total ($)
Ronald W. Osborne	135,000	—	—		135,000
Charlotte Burke	70,000	—	—		70,000
Hugh F. Dow	70,000	—	—		70,000
David Emerson	70,000	—	—		70,000
John Paton	65,000	—	150,000	(3)	215,000
Graham Savage	90,000	—	—		90,000
Steven Shapiro (2)	65,000	16,250	—		81,250
Peter Sharpe (2)	80,000	20,000	—		100,000
Robert Steacy	90,000	—	—		90,000

Notes:

(1)	Fees earned consist only of those fees paid in cash for the year ended August 31, 2012 and represent 50% of the annual fees. 50% of the annual fees paid to directors were paid in the form of DSUs. See “ – Director Compensation – Annual Fees” and “DSU Plan”.
(2)	Due to a Blackout Period that was in effect on August 31, 2011, Mr. Shapiro and Mr. Sharpe were issued DSUs in the year ended August 31, 2012, representing their payment for the three months ended August 31, 2011 in respect of their election to receive their fiscal 2011 annual fees in DSUs.
(3)	Represents Mr. Paton`s annual consulting fee of $150,000 (see Item 7.B Related Party Transactions – Consulting Agreement).

DSU Plan

Postmedia has adopted the DSU Plan for the benefit of its non-employee directors. Under the DSU Plan, non-employee directors of Postmedia are required to elect to receive at least 50% (and may elect to receive up to 100%) of their annual fees satisfied in the form of DSUs, and may receive additional grants of DSUs under the DSU Plan from time to time in accordance with the terms of the DSU Plan. The number of DSUs to be credited to a director will be calculated on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the Value of a Share on such date. The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by Postmedia) DSUs will be paid out in cash. The DSUs are generally non-transferrable. Whenever cash dividends or distributions are paid on the Shares, additional DSUs will be credited to directors. The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

The table below sets forth information related to DSUs held by Postmedia’s directors as at August 31, 2012, based on the year of grant:

Director	Fiscal Year Granted	Vesting conditions (1)	# of DSUs granted	# of DSUs that vested during the year (3)	Value of DSUs vested during the year ($) (4)	# of DSUs that were vested as of the end of the year (3)	Value of DSUs vested as of the end of the year ($) (4)
Ronald W. Osborne	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	41,116	13,706	11,102	41,116	33,304
		Performance	27,411	9,137	7,401	27,411	22,203
Charlotte Burke	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	21,320	7,106	5,756	21,320	17,269
		Performance	14,213	4,738	3,838	14,213	11,513
	2010	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
Hugh F. Dow	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	21,320	7,106	5,756	21,320	17,269
		Performance	14,213	4,738	3,838	14,213	11,513
	2010	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
David Emerson	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	21,320	7,106	5,756	21,320	17,269
		Performance	14,213	4,738	3,838	14,213	11,513
John Paton (2)	2012	No criteria	—	—	—	—	—
		Market	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	—	—	—	—	—
		Market	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	19,796	6,599	5,345	19,796	16,035
		Market	100,000	33,333	27,000	100,000	81,000
		Performance	13,198	4,400	3,564	13,198	10,690
Graham Savage	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	27,411	9,137	7,401	27,411	22,203
		Performance	18,274	6,091	4,934	18,274	14,802

Director	Fiscal Year Granted	Vesting conditions (1)	# of DSUs granted	# of DSUs that vested during the year (3)	Value of DSUs vested during the year ($) (4)	# of DSUs that were vested as of the end of the year (3)	Value of DSUs vested as of the end of the year ($) (4)
Stephen Shapiro	2012	No criteria	2,489	2,489	2,016	2,489	2,016
		Performance	—	—	—	—	—
	2011	No criteria	4,949	—	—	4,949	4,009
		Performance	—	—	—	—	—
	2010	No criteria	19,797	6,599	5,345	19,797	16,036
		Performance	13,198	4,399	3,563	13,198	10,690
Peter Sharpe	2012	No criteria	3,063	3,063	2,481	3,063	2,481
		Performance	—	—	—	—	—
	2011	No criteria	6,091	—	—	6,091	4,934
		Performance	—	—	—	—	—
	2010	No criteria	24,366	8,122	6,579	24,366	19,736
		Performance	16,244	5,415	4,386	16,244	13,158
Robert Steacy	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	27,411	9,137	7,401	27,411	22,203
		Performance	18,274	6,091	4,934	18,274	14,802

Notes

(1)	Certain of the DSUs noted in this column as “Performance”, are subject to performance criteria requiring Postmedia to achieve a specified EBITDA threshold as defined in “– Director Compensation – Annual Fees”. As noted earlier, the performance threshold has not been met.
(2)	Market DSUs were issued to Mr. Paton on July 13, 2010 in recognition of his enhanced director role and are subject to the achievement of market criteria whereby the Fair Market Value of a Voting Share must be equal to, or greater than, $9.85. Based on the criteria for the Market DSUs, Mr. Paton would not be able to exercise his Market DSUs as at August 31, 2012, even though they are fully vested, as the Fair Market Value of a Voting Share was not equal to or greater than $9.85.
(3)	Based on the vesting criteria as per the “DSU Plan”.
(4)	The value of the DSUs vested during the year, and as of the end of the year, are computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2012 of $0.81 for the Voting Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary of securities issued and issuable under all equity compensation plans of Postmedia as at November 15, 2012:

	# of Shares to be issued upon exercise of outstanding Options		Weighted-average exercise price of outstanding Options	# of Shares remaining available for future issuance under equity compensation plans
Option Plan approved by Shareholders (3)	2,080,000	(1)	$8.74	920,000	(4)
RSU Plan approved by Shareholders (3)	600,000	(2)	—	—

Notes:

(1)	Includes 600,000 of Tandem Options issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the Options the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration.
(2)

Includes 600,000 of Tandem RSUs issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the RSUs, the corresponding number of Tandem Options will be automatically forfeited by Mr. Godfrey for no consideration.

(3)	See “—Executive Compensation Components and Their Objectives – Option Plan” and “—Executive Compensation Components and Their Objectives – Restricted Share Unit Plan” for a description of the Option Plan and RSU Plan, respectively.
(4)	This amount is based on there being a maximum of 3,000,000 Shares authorized for issuance under the Option Plan.

C. Board Practices.

Postmedia is required to have a minimum of three directors and a maximum of 15 directors.

The Board has adopted a majority voting policy in director elections that will apply at any meeting of the Postmedia shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chair of the Board promptly following the applicable shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominating Committee will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable shareholders’ meeting, the Board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered. A copy of the majority voting policy may be found on the Postmedia website at www.postmedia.com.

The following table set forth below identifies the names and residence of the persons proposed to be nominated for election by shareholders as directors and the date when they first became a director of Postmedia. David Emerson has decided not to stand for re-election, and therefore, his existing term will end on the date of the Corporation’s 2013 annual meeting of shareholders currently scheduled for January 10, 2013. All of the nominees are currently directors of Postmedia and have been elected for a term ending on the date of the annual meeting of shareholders, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of his or her death, removal or other cause. Each director elected will hold office for a term expiring at the close of the next annual meeting.

Director	Director / Executive Officer Since
Paul Godfrey	April 26, 2010
Toronto, Ontario, Canada

Ronald W. Osborne	June 17, 2010
Toronto, Ontario, Canada

Charlotte Burke	September 20, 2010
Toronto, Ontario, Canada

Hugh F. Dow	January 6, 2011
Toronto, Ontario, Canada

John Paton	June 17, 2010
New York, New York, United
States

Graham Savage	July 12, 2010
Toronto, Ontario, Canada

Steven Shapiro	July 12, 2010
New York, New York, United
States

Peter Sharpe	June 17, 2010
Toronto, Ontario, Canada

Robert Steacy	July 14, 2010
Toronto, Ontario, Canada

None of the directors listed above are party to a service contract with the Company providing for benefits upon termination of employment.

Details relating to the Company’s Audit Committee

Audit Committee Charter

The text of the Audit Committee’s charter as at October 25, 2012 is attached hereto as Exhibit 1.3. The Audit Committee’s charter was revised on October 25, 2012 to make minor administrative changes and remove certain responsibilities contemplated in the Audit Committee’s charter which resulted in overlap between the responsibilities of the Audit Committee and Corporate Governance and Nominating Committee in connection with the Company’s Code of Business Conduct and Ethics.

Composition of the Audit Committee

The members of the Corporation’s Audit Committee are:

Robert Steacy (Chairperson)	Independent	(1)	Financially literate(2)

Charlotte Burke	Independent	(1)	Financially literate(2)

David Emerson	Independent	(1)	Financially literate(2)

Graham Savage	Independent	(1)	Financially literate(2)

Notes:

(1)	Pursuant to Canadian Law, a member of an audit committee is Independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

•

Robert Steacy (Chair) – Prior to his retirement in 2005, Mr. Steacy was the Executive Vice President and Chief Financial Officer of Torstar Corporation and had been its senior financial officer for 16 years. In that capacity, he was responsible for overseeing all financial functions of that corporation (including all financial reporting, budgeting, tax, treasury functions and internal audit). Mr. Steacy has been a Chartered Accountant since 1976 (Institute of Chartered Accountants of Ontario) and currently sits on the Boards of Directors of Cineplex Inc. and Domtar Corporation. He also currently serves as chair of the audit committees for each of Cineplex Inc. and Domtar Corporation. Mr. Steacy has previously served as chair of the audit committees for each of Domtar Inc. and Somerset Entertainment Income Fund and sat on the audit committee of Canadian Imperial Bank of Commerce and Alliance Atlantis Communications Inc. He earned his B.Comm from Queens University in 1973.

•	Charlotte Burke – Ms. Burke holds a Master of Business Administration from Harvard Business School and a Bachelor of Business Administration in Accounting from Acadia University.

•

David Emerson – Nationally Mr. Emerson has held senior positions that include Minister of Foreign Affairs, Minister of International Trade with responsibility for Pacific Gateway and Vancouver – Whistler Olympics, and Minister of Industry. In British Columbia he was Deputy Minister to the Premier and Secretary to the Cabinet, Deputy Minister of Finance and Secretary to Treasury Board, and President, British Columbia Trade Development Corporation. In the private sector, his career included President and CEO, Canfor Corporation, President and CEO, Vancouver Airport Authority, and Chairman and CEO, Canadian Western Bank. Mr. Emerson has a Ph.D. in economics from Queens University.

•

Graham Savage – Mr. Savage has 38 years of experience in the finance and investment industry, including seven years as Chief Financial Officer of a major public company. He has been a member of many board audit committees, many of which he chaired. Mr. Savage holds an undergraduate degree and an M.B.A. from Queen’s University.

The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of the financial statements of Postmedia;

•	the compliance by Postmedia with legal and regulatory requirements in respect of financial disclosure;

•	the qualification, independence and performance of the independent auditor;

•	the assessment, monitoring and management of the financial, reporting and compliance risks involved with Postmedia’s business;

•	the enterprise risk management process; and

•	the performance of the Chief Financial Officer.

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

We have adopted a policy requiring Audit Committee pre-approval of audit and non-audit services. Specifically, the Audit Committee is required to pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies), with such responsibility delegated to the Chairman of the Audit Committee to pre-approve up to $250,000 of audit fees beyond the approved annual audit fee if approval of such fees is required between meetings of the Audit Committee.

Please see Item 16.C Principal Accountant Fees and Services for the fees billed by the Corporation’s external auditors for fiscal 2012 and fiscal 2011 for audit and non-audit related services provided to the Corporation and its subsidiaries.

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

Role of the Compensation and Pension Committee

The Compensation and Pension Committee of the Board is made up of a majority of independent directors with many years of diverse business experience. The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Paton, Sharpe and Steacy. Members of the Committee have gained relevant skills and experience with respect to their responsibilities for executive compensation through holding a variety of senior executive management roles, including, for certain members, as CEO of a business with the HR and Finance functions reporting directly to them. In connection with their past roles, most Committee members have managed and implemented a variety of compensation policies and programs. The Compensation and Pension Committee regularly reports to the Board in carrying out its responsibilities and duties relating to compensation matters of the Company. To ensure that an objective process for determining compensation is taken, the Compensation and Pension Committee regularly holds in camera sessions exclusive of management including directors who are members of management and consults with independent advisors in respect of compensation matters (see “C. Board Practices — Role of the Independent Consultant”).

The Compensation and Pension Committee, through meetings, presentations and reports, understands the key drivers and issues affecting the Company and regularly meets with senior management.

Consistent with the Compensation and Pension Committee’s charter and based on input from management and the Compensation and Pension Committee’s independent advisor (see “Role of the Independent Consultant”), the Compensation and Pension Committee reviews executive compensation and awards for each of the NEOs.

As part of the executive compensation review, the Compensation and Pension Committee makes recommendations to the Board on compensation levels and incentive plan awards for each of the NEOs based on the guiding principles described below, with particular reference to performance measures. The following outlines the principal responsibilities of the Committee with respect to compensation matters:

•

Review with the CEO at least annually, the long-term goals and objectives of the Company which are relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives, determine and recommend to the independent directors for approval the CEO’s compensation based on that evaluation, and report to the Board of Directors thereon. In determining the CEO’s compensation, the Compensation and Pension Committee shall consider the Company’s performance, the value of similar incentive awards to chief executive officers at comparable companies, the CEO’s existing employment contract and the awards given to the CEO in past years, with a view to maintaining a compensation program for the CEO at a fair and competitive level consistent with the best interests of the Company.

•

Review and make recommendations to the Board of Directors at least annually (and upon appointment), in consultation with the CEO, on the compensation of those members of senior management that report directly to the CEO (including incentive-compensation plans, equity based plans, the terms of any employment agreements, severance arrangements, and change in control arrangements or provisions, and any special or supplemental benefits), with a view to maintaining a compensation program for the senior management at a fair and competitive level, consistent with the best interests of the Company.

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

•

Review the efficacy of incentive compensation programs (including short-term and long-term incentive plans), and equity-based compensation programs for the Company’s directors, officers and employees, including share ownership guidelines and, when necessary, make recommendations to the Board of Directors regarding, the role and design thereof.

•	Review the financial implications of the Company’s senior compensation plans, including post-retirement benefits and supplemental employee retirement plan and funding thereto, if any.

•

Review the potential results of its senior compensation programs under a wide variety of scenarios to ensure that the Committee has an understanding of the linkage between shareholder interests and senior management payouts.

•	Review and approve annually any adjustments and guidelines made in respect of the Company’s compensation plans.

•

Oversee in co-operation with the Company’s senior management the human resources policies and programs which are of strategic significance to the Company and make recommendations thereon, as required, to the Board of Directors.

•

Review and make recommendations to the Board of Directors at least annually with respect to compensation of directors, the Chairman and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming.

With respect to the Corporation’s pension plans, the Compensation and Pension Committee’s principal duties are to oversee and monitor the management and overall governance of the pension and retirement plans sponsored and administered by the Corporation.

The Compensation and Pension Committee follows corporate governance rules and principles in reviewing and determining the executive compensation policies and programs. The Committee recognizes that the business and competitive environment in which the Company operates requires a balanced level of risk-taking to promote growth and achieve the expected financial performance required to provide shareholders with good returns. The Committee is aware that compensation programs, policies and practices should not encourage senior executives to take excessive and unnecessary risks. The Committee monitors this on an ongoing basis by reviewing compensation arrangements to ensure that executives do not make short-term decisions that could be detrimental to long-term shareholder returns. The Committee reviews the performance based compensation for senior executives and in doing so, reviews the compensation mix of base salary to short-term and long-term incentives. The Company promotes adequate risk taking through the use of performance targets for its short-term incentive plan which has predefined payout thresholds. Risk is mitigated under long-term incentives through the grant of stock options that have vesting provisions. Long-term incentives reward executives for taking a balanced focus on long-term performance and the achievement of long-term goals over a ten year period. The Committee is satisfied that current programs, policies and practices, combined with the risk compliance reviews of the organization, promote adequate risk taking with appropriate and reasonable incentive compensation and has not identified any risks that are reasonably likely to have a material adverse effect on the Company.

The Company has a policy of prohibiting its employees from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of securities of Postmedia held, directly or indirectly, by such employees, including equity securities granted as compensation. Such policy is contained in the Company’s Timely Disclosure and Confidentiality Policy.

Role of the Independent Consultant

The Compensation and Pension Committee engaged Hugessen Consulting Inc. (“Hugessen”) on November 5, 2010 to act as its independent advisor to provide advice and guidance on compensation issues. All work undertaken by Hugessen is pre-approved by the Chair of the Compensation and Pension Committee. Hugessen provides no other services to Postmedia. Hugessen is directly retained and instructed by and reports to the Compensation and Pension Committee. The decisions made by the Compensation and Pension Committee are the responsibility of the Compensation and Pension Committee and may reflect other factors and considerations in addition to the information and recommendations from Hugessen.

Fees paid to Hugessen in Fiscal 2012 and 2011 pertaining to professional consulting services on NEO benchmarking, total compensation performance metrics and analysis of short-term and long-term incentive plans were as follows:

	Executive
	Compensation
Year	Related Fees	All Other Fees
Fiscal 2012	85,125	—
Fiscal 2011	7,034	—

Executive Compensation Guiding Principles

The executive compensation philosophy is based on the following guiding principles:

•	Creating compensation programs with appropriate levels of pay for performance to encourage and motivate performance that drives Postmedia’s business strategy and generates financial results that align with shareholder interests;

•	Creating a total compensation package that is attractive to leaders, proportional to the executives contribution, and fair to stakeholders within the context of financial and non-financial total rewards;

•	Creating compensation programs that are consistent with market practices both in terms of value and design, while considering internal value and fit;

•	Delivering compensation and performance management programs that focus on connecting rewards and the desired/expected behaviors, actions and results that drive a strong return on investment at the organization level, and striving for clarity and transparency of these programs with the goal of simplifying them where possible;

•	Ensuring good governance of compensation programs, with accountability for design and administration held by appropriate internal stakeholders (including input from internal and external experts) and appropriate oversight by the Compensation and Pension Committee and the Board.

From the guiding principles, the following design principles are followed:

•	Performance is a key driver of compensation levels, both on short-term and long-term incentives;

•	Sound performance management processes have been developed to provide for effectiveness and consistency in defining expected performance outcomes (as embedded in accountabilities and related goals) and assessing their achievement; and

•	Pay at risk, as represented by short-term and long-term incentive compensation, will be proportional to the job’s level of influence on overall business results. The Company continues to review and refine its programs, and recognizes the importance of long-term performance and therefore emphasizes rewards that align to an increase in shareholder value.

Competitive Benchmarking

In October 2011, the Compensation and Pension Committee requested that Hugessen assist the Committee by reviewing the competitiveness of the compensation levels for the CEO, CFO, COO and one of the NEOs, using a comparator group of publicly listed companies. Benchmarking was not performed on one of the NEOs as at the time of the review, that senior executive was not an NEO (a midyear stock option grant placed that senior executive in the NEO group by the end of Fiscal 2012). The compensation of that NEO was reviewed and approved by the Compensation and Pension Committee.

Hugessen selected a comparator group of companies, generally using the following four screening criteria:

Comparator Group Criteria
Primary Listing	Toronto Stock Exchange
Geographic Location	Headquartered in Canada
Industry Classification	Media
Financial Criteria	Latest Total Enterprise Value between approximately $400 million and $2.5 billion

The screening identified the following eleven companies:

•	Cogeco Inc.

•	AIMIA (formerly Groupe Aeroplan Inc.)

•	Astral Media Inc.

•	Corus Entertainment Inc.

•	Cineplex Inc.

•	IMAX Corporation

•	MDC Partners Inc.

•	Mood Media Corporation

•	Torstar Corporation

•	Canadian Satellite Radio

•	Glacier Media Inc.

The compensation review focused on the total direct compensation (“TDC”) composed of base salary, short-term incentives and long-term incentives received by the NEOs. For benchmarking purposes, Hugessen matched the CEO and CFO positions with the counterparts of the comparator companies. For the remaining two NEO positions, Hugessen matched these positions based on their TDC ranking. Following a review of the benchmarking report, the Committee decided to leave the compensation levels of the CEO, CFO and two NEOs unchanged.

D. Employees

As of August 31, 2012, the Corporation employed 3,754 full time equivalent employees. Approximately 37% of the Corporation’s employees are unionized under 25 separate collective agreements as of August 31, 2012. In general, the Corporation’s collective bargaining agreements cover operations at individual locations, rather than multiple locations. Agreements covering approximately 161 FTEs will expire on December 31, 2012. The Corporation’s remaining agreements will expire in 2013 and 2014, with the exception of one agreement that will expire in 2017.

E. Share Ownership

The following table set forth below identifies the names and residence of those individuals who are directors and NEOs of the Corporation, their current positions or offices with the Corporation, and the number of Shares, Options, DSUs and RSUs beneficially owned, directly or indirectly, or under their direction or control as of November 15, 2012:

Percentage of
			Number of Options,(13)	Shares Owned in
		Number of Shares	DSUs and RSUs	Respect of
	Position with the	beneficially owned, directly	beneficially owned,	Particular Class
Name and Residence	Corporation	or indirectly (#)	directly or indirectly (#)	(%)(12)
Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	108,000 Voting Shares(8) plus 600,000 Voting Shares that underlie the Options and RSUs that have vested to date.	400,000 Options 600,000 Tandem Options / RSUs (1)(10)	30.25%

Ronald W. Osborne(6) Toronto, Ontario, Canada	Director and Chair	—	68,527 DSUs(11)	—

Charlotte Burke(2)(5)(6) Toronto, Ontario, Canada	Director	—	35,533 DSUs(11)	—

Hugh F. Dow(3)(5)(6) Toronto, Ontario, Canada	Director	—	35,533 DSUs(11)	—

David Emerson(2)(4)(6) Vancouver, British Columbia, Canada	Director	—	35,533 DSUs(11)	—

John Paton(3)(5) New York, New York, United States	Director	—	132,994 DSUs(11)	—

Graham Savage(2)(3)(6) Toronto, Ontario, Canada	Director	—	45,685 DSUs(11)	—

Steven Shapiro(4)(7) New York, New York, United States	Director	—	40,433 DSUs(11)	—

Peter Sharpe(3)(4)(6) Toronto, Ontario, Canada	Director	25,000 Voting Shares	49,764 DSUs(11)	1.07%

Robert Steacy(2)(3)(6) Toronto, Ontario, Canada	Director	—	45,685 DSUs(11)	—

Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	21,600 Voting Shares plus 120,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	6.05%

Wayne Parrish Toronto, Ontario, Canada	Chief Operating Officer	21,600 Voting Shares plus 40,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	2.63%

Gordon Fisher Toronto, Ontario, Canada	President, National Post and Executive Vice President Eastern Canada	4,632 Voting Shares plus 120,000 Voting Shares that underlie the Options that have vested to date. 70,453 Variable Voting Shares(9)	200,000 Options	5.50%

Michelle Hall Toronto, Ontario, Canada	Executive Vice President, Human Resources	2,700 Voting Shares plus 10,000 Voting Shares that underlie the Options that have vested to date.	50,000 Options	**

**	denotes a percentage of Share ownership less than 1%

Notes:

(1)	Mr. Godfrey received a grant of 600,000 tandem Options/RSUs. These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. 360,000 of the tandem Options/RSUs have vested. The Options and RSUs have and will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of Mr. Godfrey’s employment agreement. See Item 6.B Compensation – Employment Agreements—President and Chief Executive Officer.

(2)	Members of the Audit Committee.
(3)	Members of the Compensation and Pension Committee.
(4)	Members of the Corporate Governance and Nominating Committee.
(5)	Members of the Digital Oversight Committee.
(6)	Independent member of the Board.
(7)	Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its executive committee. Certain investment funds for which GoldenTree serves as investment advisor beneficially own or exercise control and direction over 12,818,106 Variable Voting Shares of the Corporation. Steve Tananbaum is the Chief Investment Officer of Goldentree Asset Management LP.
(8)	These Voting Shares are held by the Paul and Gina Godfrey Sons Family Trust, of which Mr. Godfrey is a trustee.
(9)	54,000 of these Variable Voting Shares are held by the Gordon Fisher Family Trust, of which Mr. Fisher is a trustee.
(10)	600,000 Voting Shares, in the aggregate, are reserved for issuance under both the Option Plan and RSU Plan.
(11)	50% of the annual fees paid to directors are paid are in the form of DSUs. For all directors, the first three years of DSUs, representing 50% of the annual fees for those first three years, vested in three equal installments over three years in advance of each such year. In anticipation of the extensive work that was performed by the Initial Directors in Postmedia’s first fiscal year, these directors have received one year’s additional remuneration in the form of DSUs, which vested in three equal installments over three years, in advance of each such year, and are subject to a performance threshold. See Item 6.B Compensation – Director Compensation—Annual Fees. In addition, to the extent a director has elected to receive in excess of 50% of his or her annual fees in the form of DSUs, such excess DSUs vest on the date of grant.
(12)	The total number of outstanding Shares used to calculate this percentage includes those Shares underlying the Options and RSUs that have vested as of November 15, 2012.
(13)	The class of Shares in which a particular Option is exercisable is determined based on the citizenship of the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of their Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of their Option. All Options in respect of the CEO, CFO and NEOs are exercisable for Voting Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table shows, as of November 15, 2012, the persons or companies who, to the actual knowledge of the Corporation, beneficially own, or control or direct, directly or indirectly, Shares of the Corporation carrying 5% or more of the Shares in each class.

Variable Voting Shares

Name	Number and Class of Shares Owned, Controlled or Directed	Percentage of Shares Owned
GoldenTree Asset Management LP	12,818,106 Variable Voting Shares	32.85%
Citibank Canada	5,576,626 Variable Voting Shares	14.29%
Invesco Canada Ltd.	4,602,025 Variable Voting Shares	11.79%

Voting Shares

Name	Number and Class of Shares Owned, Controlled or Directed	Percentage of Shares Owned
CanWest Publishing Inc.	314,069 Voting Shares	24.18%
Electronic Rights Defence Committee	189,479 Voting Shares	14.59%
The Paul And Gina Godfrey Sons Family Trust	108,000 Voting Shares	8.32%

A majority of the Voting Shares registered in the name of Canwest Publishing Inc. are controlled by FTI Consulting Inc., the court appointed monitor, on account of claims settled with a creditor of Canwest LP. The Voting Shares held by Electronic Rights Defence Committee, are held on behalf of its unnamed and widely dispersed members and are related to a former Canadian class action lawsuit which had asserted claims against Canwest LP.

B. Related Party Transactions

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

In connection with entering into the Asset Purchase Agreement, the Canwest Group and the LP Entities determined that additional steps were necessary to complete the disentanglement of their respective businesses. These steps were set out in an omnibus transition and reorganization agreement (the “OTRA”), dated June 8, 2010, which was approved by the Ontario Superior Court of Justice (Commercial List) in connection with the Plan. Upon consummation of the Acquisition, the OTRA was assigned to Postmedia Network Inc.

Consulting Agreement

John Paton, a director of Postmedia, is a party to a consulting agreement with Postmedia pursuant to which he assisted with the implementation of Postmedia’s “Digital First” strategy, which agreement expired August 31, 2012. In addition to the standard compensation of directors of the Corporation, Mr. Paton was entitled to receive an additional monthly fee of $12,500, payable solely in cash, and 100,000 DSUs granted on July 13, 2010 and which vest in three equal installments over three years, in advance of each such year, and may be redeemed only if the Value of a Share, as defined in the DSU plan, is at least a minimum price at the time of redemption.

Other than as disclosed in this annual report, to the knowledge of the directors and executive officers of Postmedia, no “informed person” or any associate or affiliate of any informed person, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with us since September 1, 2010 or has any such interest in any proposed transaction that has materially affected or would materially affect Postmedia or our subsidiaries.

C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please refer to the Company’s audited consolidated financial statements for the years ended August 31, 2012 and 2011, attached hereto as Exhibit 15.1.

Legal Proceedings

The Corporation is involved in various legal claims arising in the ordinary course of its newspaper and digital media and online businesses. The majority of these claims are brought pursuant to defamation legislation in the province of publication. The Corporation maintains a multi-media liability insurance policy in respect of defamation claims. Subject to the terms and conditions of that policy, and the insurer’s coverage position in respect of individual claims, the resolution of these matters is not expected to have a material adverse effect on the Corporation’s consolidated financial position, results of operations or cash flows.

The CEP Application

On May 25, 2011, the Corporation was made aware of an application (the “CEP Application”) brought on April 20, 2011 by the Communications, Energy and Paperworkers’ Union of Canada, Local 145 (the “CEP”) against the Minister of Heritage under the Federal Courts Act seeking an order to quash his decision not to conduct a review of the Acquisition under the Investment Canada Act and seeking an order for such a review to be conducted by the Minister of Heritage. In the alternative, the CEP Application sought an order directing the Minister of Heritage to reconsider his decision not to review the Acquisition, together with directions for the reconsideration. On March 15, 2012, CEP amended its application. The amended application is confined to requesting that the Minister of Heritage (a) determine whether he is satisfied that the Corporation is, in fact, a non-Canadian controlled entity; and (b) if he is so satisfied, review the Acquisition for whether it is likely to be of net benefit to Canada based on the factors articulated in section 20 of the Investment Canada Act. The application is scheduled for hearing on January 8, 2013. The Corporation is of the view that it is a Canadian controlled entity for purposes of the Investment Canada Act and, as such, it is not subject to the Investment Canada Act and, if necessary, it intends to defend its interests in connection with these proceedings.

In addition, CEP alleges that newspapers owned by Postmedia did not meet the definition of “Canadian newspapers” for purposes of the Tax Act at the end of a grace period that ran until the end of July 31, 2011. However, Postmedia believes that, upon the listing of the Shares on the TSX that occurred on June 14, 2011, its newspapers met the definition of “Canadian newspapers” for purposes of the Tax Act. Postmedia intends to protect its interests in connection with the subject matter of these proceedings, although no assurance is given as to the outcome.

B. Significant Changes.

In September 2012, the Corporation settled a notional amount of US$97.5 million of the foreign currency interest rate swap associated with the Second-Lien Notes for cash consideration of $9.6 million.

On November 13, 2012, the net proceeds from the sale of the Toronto Head Office were used for a mandatory redemption of $23.2 million aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture. See Item 4.A History and Development of the Corporation – Signficant Post-Acquisition Events.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details.

The outstanding Voting Shares and Variable Voting Shares of the Corporation trade on the TSX under the symbols “PNC.A” and “PNC.B”, respectively. The following table sets forth the reported high and low prices and the trading volume for the periods indicated:

PNC.A

Month	Toronto Stock Exchange
	High	Low	Volume
September 2011	$12.50	$10.00	2,860
October 2011	$10.00	$9.00	1,941
November 2011	$9.00	$7.95	2,250
December 2011	$7.95	$5.45	17,212
January 2012	$7.49	$6.40	23,873
February 2012	$6.40	$6.40	—
March 2012	$6.40	$6.40	100
April 2012	$6.40	$2.30	10,300
May 2012	$1.90	$1.50	4,402
June 2012	$1.75	$1.12	4,500
July 2012	$1.12	$0.70	10,228
August 2012	$1.40	$0.70	1,500

PNC.B

Month	Toronto Stock Exchange
	High	Low	Volume
September 2011	$16.00	$9.50	946
October 2011	$9.75	$9.00	2,215
November 2011	$10.00	$9.00	1,146
December 2011	$10.00	$7.00	20,323
January 2012	$8.00	$5.50	413,119
February 2012	$6.00	$5.95	1,294,585
March 2012	$6.50	$5.01	3,185
April 2012	$5.99	$1.50	50,705
May 2012	$1.55	$1.25	16,131
June 2012	$1.36	$0.80	25,672
July 2012	$0.90	$0.78	2,741,374
August 2012	$1.49	$0.78	28,696

B. Plan of Distribution.

Not applicable.

C. Markets.

The Company’s Voting Shares and Variable Voting Shares trade on the Toronto Stock Exchange.

D. Dilution.

Not applicable.

E. Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

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

Dividends

The Corporation has not paid dividends and its current intention is not to declare dividends for the foreseeable future. Any future determination to pay cash dividends is at the discretion of the Board and will depend on Postmedia’s financial condition, results of operations, capital requirements and such other factors as the Board deems relevant. Pursuant to the CBCA, the Corporation may not declare or pay a dividend if there are reasonable grounds for believing that: (i) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. There are also certain restrictions in the agreements relating to the ABL Facility, the First-Lien Notes and the Second-Lien Notes which limit the ability of the Corporation to pay dividends.

Authorized Capital—General

The Corporation’s authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Corporation is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares. As of November 15, 2012, there were 1,298,830 Voting Shares and 39,024,340 Variable Voting Shares issued and outstanding. A summary of the rights attaching to the Voting Shares and Variable Voting Shares are set forth below.

Rights upon Liquidation, Dissolution or Winding-Up

Subject to the rights, privileges, restrictions and conditions attaching to any future shares of the Corporation ranking senior to the Voting Shares, upon liquidation, dissolution or winding up of the Corporation or other distribution of the Corporation’s assets among its shareholders for the purpose of winding up its affairs, the holders of the Voting Shares and Variable Voting Shares shall be entitled to share equally, share for share, in all distributions of such assets.

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

Variable Voting Shares

General

The Variable Voting Shares have identical terms as the Voting Shares and rank equally with respect to voting, dividends and rights upon liquidation, distribution and winding up, except that Variable Voting Shares shall not carry one vote per Variable Voting Share if:

(a)	the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding Shares; or

(b)	the total number of votes that may be cast by or on behalf of holders of Variable Voting Shares present at any meeting of holders of Shares exceeds 49.9% of the total number of votes that may be cast by all holders of Shares present and entitled to vote at such meeting.

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

Coattail Provision

In the event that an offer is made to purchase Voting Shares or Variable Voting Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Shares are then listed, be made to all or substantially all the holders of the Shares of such class, and a concurrent offer at an equal price and with identical terms (subject to certain exceptions) is not made to purchase the Shares of such other class, each Variable Voting Share or Voting Share, as the case may be, shall become convertible at the option of the holder into one Share of the other class that shall be subject to the offer at any time while the offer is in effect. The conversion right may only be exercised in respect of Shares for the purpose of depositing the resulting Shares in response to the offer and a Canadian trustee designated by the Corporation shall deposit the resulting Shares on behalf of the shareholder.

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

In order to ensure it complies with its share ownership restrictions, Postmedia has in place special operating procedures for monitoring share ownership that are designed to ensure that the share register of each of the Voting Shares and Variable Voting Shares remains accurate. These procedures establish that Computershare Investor Services Inc., the Corporation’s transfer agent, will make periodic inquiries of intermediaries holding Voting Shares for non-registered holders to ensure compliance with shareholding ownership requirements.

Shareholder Rights Plan

The Postmedia Rights Plan was entered into on November 8, 2010 and was ratified by shareholders of the Corporation at the annual and special meeting of the Corporation on February 24, 2011.

The following is a summary of the key features of the Postmedia Rights Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Postmedia Rights Plan, the full text of which is available on the SEDAR website at www.sedar.com. on the EDGAR website at www.sec.gov and on Postmedia’s website at www.postmedia.com. (Capitalized terms used in this section not otherwise defined herein have the meaning attributed to them in the Postmedia Rights Plan).

Issuance of Rights

One Right has been issued by Postmedia in respect of each Voting Share and Variable Voting Share outstanding at the Effective Time and will continue to be issued in respect of each Voting Share and Variable Voting Share issued thereafter and prior to the earlier of the Separation Time and the Expiration Time. Under the Postmedia Rights Plan, the Rights are confirmed and Postmedia confirms its authorization to continue the issuance of new Rights for each Voting Share and Variable Voting Share issued. Each Right entitles the registered holder thereof to purchase from Postmedia one Voting Share or Variable Voting Share, as the case may be. The exercise price under the Postmedia Rights Plan is an amount equal to three times the Market Price, from time to time, per Voting Share or Variable Voting Share, as the case may be. The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, the number of Voting Shares or Variable Voting Shares, as applicable, having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to ten times the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price.

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

The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Postmedia Rights Plan. However, in general:

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

Beneficial Ownership

In general, a Person is deemed to Beneficially Own Voting Shares or Variable Voting Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Postmedia Rights Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or is under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (i) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering or private placement of securities; or (ii) pursuant to a pledge of securities in the ordinary course of the pledgee’s business) including Voting Shares into which Variable Voting Shares held by a citizen or subject of Canada are convertible pursuant to the Corporation’s Constating Documents and the share provisions contained therein; provided, however, that a Non-Canadian who holds Variable Voting Shares will not be deemed to be the “Beneficial Owner” of, have “Beneficial Ownership” of or “Beneficially Own” any Voting Shares into which the Variable Voting Shares owned by such Person are convertible.

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

Flip-In Event

A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board (whether before or after the occurrence of such Flip-In Event) occurs (see “Waiver of Flip-In Events” below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) will constitute the right to purchase from Postmedia, upon exercise thereof in accordance with the terms of the Postmedia Rights Plan, that number of Voting Shares or Variable Voting Shares, as applicable, having an aggregate Market Price on the date of the Flip-In Event equal to ten times the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

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

Waiver of Flip-In Events

The Board may waive the application of the events that occur under a Flip-in Event (see “Shareholder Rights Plan — Flip-In Event” above) to any Flip-in Event by written notice delivered to the Rights Agent and in the event of such waiver, the Flip-in Event shall be deemed never to have occurred and, if such waiver is provided after the Separation Time, all the provisions of Postmedia Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares and Variable Voting Shares as of the Separation Time had not been mailed to each such holder, and the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares and Variable Voting Shares.

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

C. Material Contracts

Term Loan Facility

On July 13, 2010, Postmedia Network Inc. entered into a senior secured term loan credit facility (the “Term Loan Facility”) with JPMorgan Chase Bank, N.A. as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc. as syndication agent, J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc. as joint lead arrangers and joint book runners, Postmedia Network Canada Corp. as guarantor and certain lenders from time to time party thereto. The proceeds from the issuance of the First-Lien Notes on August 16, 2012, described below, were used to repay amounts then outstanding on the Term Loan Facility of $238.3 million (US$240.0 million).

First-Lien Notes Indenture

On August 16, 2012, Postmedia Network Inc. issued $250 million in aggregate principal amount of First-Lien Notes. The First-Lien Notes were issued under an indenture dated as of August 16, 2012 with Computershare Trust Company of Canada, as trustee and as collateral agent and Postmedia Network Canada Corp. as guarantor. The First-Lien Notes are secured on a first-priority basis by substantially all of the assets of Postmedia Network Inc. (other than the ABL Collateral then owned or thereafter acquired by Postmedia Network Inc. and the guarantors thereunder) (the “First-Lien Notes Collateral”) and on a second-priority basis by the ABL Collateral. The First-Lien Notes indenture contains covenants that, among other things, restrict the issuer’s ability to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into certain transactions with affiliates, alter the businesses it conducts, enter into agreements restricting its subsidiaries’ ability to pay dividends, consolidate, merge or sell all or substantially all of its assets.

Second-Lien Notes Indenture

On July 13, 2010, Postmedia Network Inc. issued US$275 million in aggregate principal amount of Second-Lien Notes. The Second-Lien Notes were issued with original issue discount resulting in gross proceeds of 97.55%. The Second-Lien Notes were issued under an indenture dated as of July 13, 2010 with The Bank of New York Mellon, as trustee, Postmedia Network Canada Corp. as guarantor and BNY Trust Company of Canada, as collateral agent. The Second-Lien Notes are secured on a second-priority basis by the First-Lien Notes Collateral and on a third-priority basis by the ABL Collateral. The covenants contained in the Second-Lien Notes indenture are substantially similar to the covenants contained in the First-Lien Notes indenture described above.

ABL Facility

On July 13, 2010, Postmedia entered into a four year senior secured asset-based revolving credit facility in the aggregate amount of $60 million (such revolving credit facility, together with a $10 million letter of credit sub-facility, the “ABL Facility”), pursuant to the terms and conditions of a revolving credit agreement (the “ABL Credit Agreement”) among Morgan Stanley Senior Funding, Inc. as administrative agent, collateral agent, joint collateral agent, co-syndication agent and paying agent, JPMorgan Chase Bank N.A. as co-syndication agent, Wells Fargo Capital Finance Corporation of Canada, as joint collateral agent and co-documentation agent, Royal Bank of Canada as co-documentation agent, Postmedia Network Canada Corp. as guarantor and certain lenders party thereto. The Corporation has the option of two interest rates for borrowings under the ABL Facility with such rates being the Canadian prime rate plus a margin of 2.75% per annum (such margin may be reduced to 2.50% in certain events when the average availability under the ABL Facility is greater than $30 million at the end of the relevant fiscal quarter) and a CDOR rate plus a margin of 3.75% per annum (such margin may be reduced to 3.50% in certain events when the average availability under the ABL Facility is greater than $30 million at the end of the relevant fiscal quarter). The maximum amount that Postmedia may borrow under the ABL Facility is the Borrowing Base.

The ABL Facility is secured on a third-priority basis by the First-Lien Notes Collateral (as defined below) and on a first-priority basis by the ABL Collateral. The proceeds of the loans under the ABL Facility are permitted to be used to finance the working capital needs and general corporate purposes of Postmedia Network Inc. and any subsidiaries. As at August 31, 2012, no amounts were drawn under the ABL Facility.

On August 8, 2012, Postmedia entered into a first amendment of its ABL Credit Agreement in order to clarify certain provisions with respect to the First-Lien Notes and amend the provision entitled “Sale and Leaseback Transactions”.

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

The Nominating Agreement

Please refer to Item 6.A Directors and Senior Management – Nominating Agreement.

The Consulting Agreement with John Paton

Please refer to Item 7.B Related Party Transactions – Consulting Agreement.

The Asset Purchase Agreements dated as of October 18, 2011, in respect of the Transaction

Please refer to Item 4.A History and Development of the Corporation.

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

The monetary threshold for the review of Canadian businesses carrying on a “cultural business” within the meaning of the ICA is $5 million. The Company carries on a “cultural business” within the meaning of the ICA. An acquisition of control of the Company by a non-Canadian would be a Reviewable Transaction if the value of the assets of the Company equalled or exceeded $5 million. The transaction would also be a Reviewable Transaction even if the Company’s assets were less than $5 million if the Governor in Council (the Canadian federal cabinet) elected to review the transaction. In this latter case, the transaction could be implemented prior to such determination.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to “Financial Instruments and Financial Instruments Risk Management” in the MD&A, attached hereto as Exhibit 15.2.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depository Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 15d-15 under the U.S. Securities Exchange Act of 1934, or the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of August 31, 2012, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the Corporation’s Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of the Corporation’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

To evaluate the effectiveness of the Corporation’s internal control over financial reporting, Management has used the Internal Control—Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Corporation’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2012.

Limitations on the Effectiveness of Controls

The Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. However, these inherent limitations are known features of the financial reporting process, and it is possible to design safeguards into the process to reduce, though not eliminate, this risk.

Attestation Report of the Registered Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended August 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Postmedia’s board of directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Each of Mr. Steacy, Ms. Burke, and Messrs. Emerson and Savage has been determined to by the board to be an audit committee financial expert. Each of Mr. Steacy, Ms. Burke, and Messrs. Emerson and Savage are “independent” under Canadian securities law.

Under SEC rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

ITEM 16B. CODE OF ETHICS

Postmedia has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of our Company, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and is further available on Postmedia’s website at www.postmedia.com. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Postmedia assets and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls, auditing matters and breaches of the Code of Business Conduct and Ethics. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains formal confirmation of compliance with the Code of Business Conduct and Ethics annually from directors, officers and a group of senior managers from across the Company that includes direct reports to officers of Postmedia.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board (or a Committee to whom that authority has been delegated), while any waiver for all other employees may only be made by the President and CEO.

In order to help ensure that directors exercise independent judgment in considering any transaction or agreement in which a director or executive officer has a material interest, any director or executive officer with such an interest is expected to declare the interest and would generally not be present for any discussion or vote regarding the matter.

The Code of Business Conduct and Ethics was filed as exhibit 10.7 to the Company’s Registration Statement on form F-4, filed with the SEC on June 8, 2011.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees billed by the Corporation’s external auditors for the years ended August 31, 2012 and 2011 for audit and non-audit related services provided to the Corporation and its subsidiaries are as follows:

Year	Audit Fees ($)	Audit Related Fees ($)		Tax Fees ($)
Fiscal 2012	715,000	316,990	(1)	—
Fiscal 2011	748,000	325,000	(2)	—

Notes:

(1)	Includes fees incurred in connection with the offering memorandum for the Company’s First-Lien Notes which was completed August 16, 2012 and fees incurred in connection with the Company’s transition to International Financial Reporting Standards.
(2)	Includes fees incurred in connection with the review of the Company’s non-offering prospectus and the Company’s registration statement made to comply with its contractual obligation to make an exchange offer for the Second-Lien Notes that was registered with the SEC.

There were no other fees billed by the Corporation’s external auditors for the years ended August 31, 2012 and 2011 that do not fit into the categories presented in the table above.

For information regarding the Corporation’s policy of Audit Committee pre-approval of audit and non-audit services, please refer to Item 6 C. Board Practices – Details relating to the Company’s Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Please refer to the Company’s audited consolidated financial statements for the years ending August 31, 2012 and 2011, attached hereto as Exhibit 15.1.

ITEM 19. EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 20-F.

Exhibit No.	Description of Exhibit
1.1.1	(i) Certificate and Articles of Incorporation and Amendment of Postmedia Network Inc., previously filed as Exhibit 2.1.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.1.2	(ii) By-laws of Postmedia Network Inc., previously filed as Exhibit 2.1.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.2.1	(i) Certificate and Articles of Incorporation and Amendment of Postmedia Network Canada Corp., previously filed as Exhibit 2.2.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.2.2	(ii) By-laws of Postmedia Network Canada Corp., previously filed as Exhibit 2.2.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.3†	Charter of the Audit Committee of Postmedia Network Canada Corp., dated as of October 25, 2012.

2.1	Senior Secured Notes Indenture, dated as of July 13, 2010, relating to the 12.50% Senior Secured Notes due 2018, among Postmedia Network Inc., Postmedia Network Canada Corp., The Bank of New York Mellon as Trustee and BNY Trust Company of Canada, as Collateral Agent, previously filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.2	Form of 12.50% Senior Secured Initial Note (included as Exhibit A-1 to Exhibit 2.1)

2.3	Intercreditor Agreement, dated as of July 13, 2010, among Morgan Stanley Senior Funding, Inc., as ABL collateral agent, JPMorgan Chase Bank, N.A., as term loan collateral agent and BNY Trust Company of Canada as notes collateral agent, previously filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.4	Intercreditor Agreement, dated as of July 13, 2010, among JPMorgan Chase Bank, N.A. as term loan collateral agent and BNY Trust Company of Canada, as notes collateral agent, previously filed as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.5	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors named thereto, The Bank of New York Mellon as trustee and BNY Trust Company of Canada as collateral agent, previously filed as Exhibit 4.6 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.6	Grant of Security Interest in Trademarks Rights, dated as of July 13, 2010 among Postmedia Network Inc. and BNY Trust Company of Canada as collateral agent, previously filed as Exhibit 4.7 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.7	Shareholder Rights Plan Agreement, dated as of November 8, 2010, between Postmedia Network Canada Corp. and Computershare Investor Services Inc. as Rights Agent, previously filed as Exhibit 4.8 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

Exhibit No.	Description of Exhibit
2.8*	Senior Secured Notes Indenture, dated as of August 16, 2012, among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as Guarantor, Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent.

2.9*	Form of 8.25% Senior Secured Initial Note (included as Exhibit A-1 to Exhibit 2.9)

4.1	Revolving Credit Agreement, dated as of July 13, 2010, among Postmedia Network Inc., Postmedia Network Canada Corp., Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent, co-syndication agent, joint collateral agent and paying agent, JPMorgan Chase Bank, N.A., as co-syndication agent, Wells Fargo Capital Finance Corporation Canada, as joint collateral agent and co-documentation agent, Royal Bank of Canada, as co-documentation agent, and the lenders party thereto, with Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities Inc. as joint lead arrangers and joint bookrunners, previously filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.2	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, previously filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.3	Grant of Security Interest in Trademark Rights, dated as of July 13, 2010, between Postmedia Network Inc. and Morgan Stanley Senior Funding, Inc., previously filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.4	Role Profile Agreement between Postmedia Network Inc. and John Paton, dated as of October 18, 2010, previously filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.5	Nominating Agreement, dated as of July 13, 2010, between Postmedia Network Canada Corp. and GoldenTree Asset Management LP., previously filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.6	Registration Rights Agreement, dated as of July 13, 2010 between Postmedia Network Canada Corp. and GoldenTree Asset Management LP., previously filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.7	Agreement among Postmedia Network Inc., Sport Media Enterprises Inc. and Wayne Parrish, dated July 21, 2010, previously filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.8	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., LMP Publication Limited Partnership and GVIC Communications Corp., previously filed as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F filed on November 28, 2011 and incorporated by reference herein.

4.9	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., TC Publication Limited Partnership and GVIC Communications Corp., previously filed as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F filed on November 28, 2011 and incorporated by reference herein.

Exhibit No.	Description of Exhibit
4.10†	First Amendment to Revolving Credit Agreement, dated as of August 8, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp., Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent, co-syndication agent, joint collateral agent and paying agent and the other lenders party thereto.

4.11*	Pledge and Security Agreement, dated as of August 16, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp. and Computershare Trust Company of Canada.

4.12*	Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Morgan Stanley Senior Funding, Inc. as ABL Collateral Agent, Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp.

4.13*	Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp.

8.1	Subsidiaries of the Registrants, previously filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

9.1	Code of Business Conduct and Ethics of Postmedia Network Canada Corp., previously filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

12.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Paul Godfrey)

12.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Douglas Lamb)

13.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Paul Godfrey)

13.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Douglas Lamb)

15.1†	Consolidated financial statements of the registrant for the years ended August 31, 2012 and 2011.

15.2†	Management’s Discussion and Analysis of the registrant for the years ended August 31, 2012 and 2011.

†	Filed herewith.
*	Incorporated by reference to the Registrant’s Form 6-K filed on August 20, 2012.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Postmedia Network Canada Corp. REGISTRANT

	By:	/s/ Paul Godfrey

Paul Godfrey
Dated: November 23, 2012		President and Chief Executive Officer