Form 20-F
period 2013-08-31
Postmedia Network Canada Corp.
filed 2013-11-27
CIK 1515805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2013

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

982,061 Class C voting shares and 39,227,558 Class NC variable voting shares outstanding as of August 31, 2013

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

The Corporation was incorporated under the Canada Business Corporations Act, which is referred to as the “CBCA”. The Corporation’s principal executive offices are located at 1450 Don Mills Road, Toronto, Ontario, Canada, M3B 2X7 and its telephone number at that address is (416) 383-2300. The Corporation plans to change its principal executive offices in early calendar 2014 to 365 Bloor Street East 12th Floor Toronto, Ontario, Canada M4W 3L4. The Corporation’s website is located at http://www.postmedia.com. Information about the Corporation is included on its website. The Corporation’s website and the information contained on its website are not part of this report.

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

“Canwest LP” means the Canwest Limited Partnership/Canwest Societe en Commandite, a limited partnership formed under the laws of the province of Ontario whose general and limited partnership interests were owned by CCI and 4501071 Canada Inc., respectively, together with its subsidiaries.

“digital media and online” means the digital media assets and the online websites of the Corporation reported within the Newspaper segment.

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

“Fiscal or Fiscal year” means the twelve month period ending on August 31 of such year.

“Funding Commitment” has the meaning ascribed to such term in Item 4.A History and Development of the Corporation.

“Glacier Transaction” has the meaning ascribed to such term in Item 4.A History and Development of the Corporation.

“IFRS” means generally accepted accounting principles in accordance with Part I of the Handbook of the Canadian Institute of Chartered Accountants. IFRS as applied by the Corporation is in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“LP Entities” means CPI, CBI, CCI and Canwest LP.

“MD&A” means Postmedia Network Canada Corp’s management’s discussion and analysis for the years ended August 31, 2013, 2012 and 2011, attached hereto as Exhibit 15.2.

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

“PES” has the meaning ascribed to such term in Item 4. Information on the Company – B. Business Overview – General.

“PIA” has the meaning ascribed to such term in Item 4. Information on the Company – B. Business Overview – General.

“Plan” has the meaning ascribed to such term in Item 4.A History and Development of the Corporation.

“Postmedia” or “PNCC” means Postmedia Network Canada Corp. and, if the context requires, its subsidiary, Postmedia Network Inc.

“Postmedia Rights Plan” means the Shareholder rights plan agreement entered into between Postmedia and Computershare Investor Services Inc., as rights agent.

“Prospectus” means the Canadian non-offering prospectus filed by Postmedia on June 7, 2011.

“Qualifying Public Corporation” has the meaning ascribed to such term under Item 4.B Business Overview – Regulation”.

“SEC” means the U.S. Securities and Exchange Commission.

“Sarbanes-Oxley” means the U.S. Sarbanes-Oxley Act of 2002.

“Second-Lien Notes” means the 12.50% Senior Secured Notes due 2018 issued by Postmedia Network Inc. on July 13, 2010 pursuant to the terms and conditions of the Second-Lien Notes indenture.

“SEDAR” means the System for Electronic Data Analysis and Retrieval operated by the Canadian Securities Administrators.

“Shareholder” means both registered and non-registered owners of the Shares.

“Shares” means, collectively, the Voting Shares and the Variable Voting Shares.

“Subscription Agreement” has the meaning ascribed to such term in Item 4.A History and Development of the Company.

“Tax Act” means the Income Tax Act (Canada).

“Term Loan Facility” means the previous Senior Secured Term Loan Credit Facility of Postmedia Network Inc. entered into on July 13, 2010.

“Toronto Head Office” means the Corporation’s registered office located at 1450 Don Mills Road, Toronto, Ontario, M3B 2X7.

“TSX” means the Toronto Stock Exchange.

“US$” and “US dollars” means United States dollars.

“US GAAP” means generally accepted accounting principles in the United States.

“Variable Voting Shares” means the Class NC variable voting shares in the capital of the Corporation which trade on the TSX under the symbol PNC.B.

“Voting Shares” means the Class C voting shares in the capital of the Corporation which trade on the TSX under the symbol PNC.A.

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will”, “could” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, expenditures, costs and the industry in which we operate. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the MD&A, attached hereto as Exhibit 15.2. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this annual report. Such risks include, but are not limited to: competition from other newspapers and alternative forms of media; the Corporation’s ability to compete successfully in newspaper and online industries; the influence of prevailing economic conditions and the prospects of the Corporation’s advertising customers on advertising revenue; the failure to fulfill the Corporation’s strategy of building its digital media and online businesses; failure to maintain print and online newspaper readership and circulation levels; the negative impact of decreases in advertising revenue on results of operations; financial difficulties of certain contractors and vendors; competition with alternative emerging technologies; not being able to achieve a profitable balance between circulation levels and advertising revenues; not realizing anticipated cost savings from cost savings initiatives; seasonal variations; intellectual property rights; damage to the Corporation’s reputation; variations in the cost and availability of newsprint; disruptions in information systems and technology and other manufacturing systems; labour disruptions; equipment failure; environmental, health and safety laws and regulations; controversial editorial content; unresolved litigation matters; failure to comply with “Canadian Newspaper” status for purposes of the Tax Act; the collectability of accounts receivable; goodwill and intangible asset impairment charges; disruptions in the credit markets; changes to insurance policies; under-funded registered pension plans; changes in pension fund investment performance; foreign exchange fluctuations; increases in distribution costs due to increases in fuel prices; outsourcing certain aspects of the business to third-party vendors; retaining and attracting sufficient qualified personnel; increases in sales and other taxes; the occurrence of natural or man-made disasters; failure to comply with the Sarbanes-Oxley Act; failure to maintain effective internal controls; change of laws; the substantial indebtedness of the Corporation and the possibility that it may be able to incur substantially more debt which could adversely affect its financial condition; the Corporation may not be able to refinance its ABL Facility on attractive terms or at all; the terms of the ABL Facility, and the indentures that govern the First-Lien Notes and Second-Lien Notes, may restrict the Corporation’s current and future operations; interest rate risks; the possibility that the Corporation will not be able to generate sufficient cash to service all of its indebtedness; the possibility that an active public market for the Shares will not develop; volatility of the market price for Shares; dual class share structure; Postmedia Network Canada Corp. having a holding company structure; risks relating to the future sales of Shares by directors and officers and risks relating to dilution. See the section entitled “Risk Factors” in the Corporation’s MD&A dated October 24, 2013, attached hereto as Exhibit 15.2 and which is posted on SEDAR and EDGAR for a complete description of risks relating to an investment in the Corporation. These risk factors are incorporated in this annual report by reference. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Those factors should not be construed as exhaustive and should be read with the other cautionary statements in this annual report.

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

Unless otherwise stated herein:

•

individual newspaper circulation figures were obtained from the Alliance for Audited Media (“AAM”), the Canadian Media Circulation Audit (“CMCA”) and the Canadian Circulations Audit Board (“CCAB”), which are independent audit organizations that audit the circulation of print media entities, including newspapers;

•

information regarding industry-wide newspaper circulation revenue and circulation were obtained from Newspapers Canada, a partnership between the Canadian Newspaper Association and the Canadian Community Newspaper Association, which are not-for-profit industry associations representing publishers of Canadian daily newspapers and weekly newspapers, respectively. The Circulation Data Report, prepared by Newspapers Canada, calculates paid circulation levels based on data provided by AAM, CMCA and CCAB reports. No single publication schedule applies across the Canadian newspaper industry. Therefore, in the Circulation Data Report, Newspapers Canada makes further calculations based on AAM, CMCA and CCAB data to derive industry-wide figures;

•	newspaper readership information was obtained from the Newspaper Association of America/Scarborough Research, and NADbank Inc. (“NADbank”), a research organization that provides market information for its newspaper, advertising agency and advertiser members; and

•

internet audience measurement information was obtained from (a) comScore Media Metrix, the audience measurement division of comScore, Inc. (“comScore”), which defines “total unique visitors,” a measure that the Corporation cites throughout this document, as “the estimated number of different individuals (in thousands) that visited any content of a website, a category, a channel, or an application during the reporting period”; (b) the SiteCatalyst application provided by Omniture, Inc. (“Omniture Site Catalyst”); and (c) Google Analytics provided by Google Inc. (“Google Analytics”).

Statements as to the Corporation’s market position and ranking are based in part on market data currently available to it and management’s estimates and assumptions that have been made regarding the size of its markets within its industry. The Corporation believes data regarding the size of the markets and market share are inherently imprecise, but generally indicate size and position and market share within its markets. Although the Corporation is not aware of any misstatements regarding the industry data presented herein, the estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” in the Corporation’s MD&A dated October 24, 2013, attached hereto as Exhibit 15.2. The Corporation cannot guarantee the accuracy or completeness of such information contained in this annual report.

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

Unless otherwise indicated, all financial statement data in this annual report in respect of periods commencing on or after September 1, 2010 has been prepared in accordance with IFRS. For the periods prior to September 1, 2010, financial statement data has been prepared in accordance with Canadian GAAP and therefore may not be comparable. In 2010, the Handbook of the Canadian Institute of Chartered Accountants was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for fiscal years (and comparative prior year periods) beginning on or after January 1, 2011, which for Postmedia Network Canada Corp. is Fiscal 2012, which began on September 1, 2011. Accordingly, Postmedia Network Canada Corp.’s audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011 included in this annual report, attached hereto as Exhibit 15.1 and the selected financial data included in this annual report for Postmedia Network Canada Corp. as at and for the years ended August 31, 2013, 2012 and 2011 are prepared in accordance with IFRS. For a discussion of Postmedia Network Canada Corp.’s transition to IFRS, see note 25 in our audited consolidated financial statements for the years ended August 31, 2012 and 2011, filed previously with the SEC as Exhibit 15.1 to our annual report on Form 20-F for the year ended August 31, 2012.

As a result of the Glacier Transaction which closed on November 30, 2011, the results of the Disposed Properties were presented as discontinued operations and as such, the consolidated statement of operations and consolidated statement of comprehensive income for the year ended August 2011 were revised to reflect this change in presentation. The consolidated statement of financial position as at August 31, 2011 and consolidated statement of cash flows for the year ended August 31, 2011, were not revised. In addition, industry data presented herein for the periods Fiscal 2008 through Fiscal 2011 includes the Disposed Properties. Industry data for Fiscal 2012 and subsequent Fiscal years excludes the Disposed Properties.

GAAP FINANCIAL MATTERS

Canadian GAAP differs from U.S. GAAP in several respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP please see note 20 to our audited consolidated financial statements for the year ended August 31, 2011 filed previously with the SEC as Exhibit 15.1 to our annual report on Form 20-F for the year ended August 31, 2011.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.  KEY INFORMATION

A. Selected Financial Data.

Set forth below is selected financial data of the Corporation and Canwest LP, at the dates and for the periods indicated.

The selected financial data, presented in accordance with IFRS, as of and for the years ended August 31, 2013, 2012 and 2011 have been derived from Postmedia’s audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011, attached hereto as Exhibit 15.1, which have been audited by PricewaterhouseCoopers LLP, our independent auditors, and were prepared in accordance with IFRS.

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

The selected financial data, presented in accordance with Canadian GAAP, as of and for the year ended August 31, 2009 and for the nine months ended May 31, 2010 and the period from June 1, 2010 to July 12, 2010 have been derived from Canwest LP’s audited financial statements for the periods ended May 31, 2010 and July 12, 2010 and the year ended August 31, 2009. Canwest LP’s financial data has been reclassified where possible to be consistent with Postmedia’s revenue and expense presentation, excluding the presentation of the Disposed Properties as discontinued operations. Canwest LP’s audited financial statements for the periods ended May 31, 2010 and July 12, 2010 and year ended August 31, 2009 have been audited by PricewaterhouseCoopers LLP, its independent auditors, and were prepared in accordance with Canadian GAAP.

Canwest LP adopted the liquidation basis of accounting as of May 31, 2010 and as a result, did not present a statement of earnings or statement of cash flows subsequent to May 31, 2010 or a balance sheet as at May 31, 2010 or subsequent thereto.

The selected financial data should be read in conjunction with, and are qualified by reference to, Items 4 and 5 of this annual report on Form 20-F. The audited consolidated financial statements, attached hereto as Exhibit 15.1, and related notes of Postmedia for the years ended August 31, 2013, 2012 and 2011 and the historical financial statements of Canwest LP are not comparable following the Acquisition due to the effect of the Plan and do not represent and are not purported to represent the results that would have been achieved had Postmedia owned the assets of Canwest LP and shares of National Post Inc. at that time.

Financial information based on IFRS is not comparable to financial information prepared in accordance with Canadian GAAP. In addition, Canadian GAAP differs from U.S. GAAP in several respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP please see note 20 to our audited consolidated financial statements for the year ended August 31, 2011, filed previously with the SEC as Exhibit 15.1 to our annual report on Form 20-F for the year ended August 31, 2011.

During the year ended August 31, 2013, Postmedia amended its operating segments to reflect its change to a functional reporting structure which resulted in the elimination of publishers at the individual newspapers and the creation of Senior Vice President roles which will be responsible for specific functions across the entire business. Prior to the change to a functional reporting structure, Postmedia disclosed separately the results of both the Newspaper operating segment and an All other category which included other business activities and an operating segment that was not separately reportable. As a result of the changes to the reporting structure Postmedia has one operating segment, the Newspaper operating segment. Changes in reporting segments are to be applied retroactively; so because we now operate in only one operating segment there is no segment information to disclose and accordingly we have reclassified the prior periods to remove the segment information. These changes did not impact our consolidated net loss or cash flows.

IFRS DATA:

	Postmedia(1)
	Years ended August 31,
	2011(16)	2012(16)	2013(16)
(basis of presentation)	IFRS	IFRS	IFRS
(in millions of Canadian dollars)

Revenues	898.9	831.9	751.6
Expenses	709.7	687.5	621.2

Operating income before depreciation, amortization, impairment and restructuring	189.2	144.4	130.4
Depreciation (2)	27.0	26.2	29.9
Amortization (2)	45.2	43.6	43.3
Impairments (3)	-	-	100.0
Restructuring and other items (4)	38.0	35.3	34.2

Operating income (loss)	79.0	39.3	(77.0)
Interest expense	72.3	65.4	61.9
Loss on debt repayment (5)	11.0	9.2	-
Net financing expense relating to employee benefit plans(6)	3.0	3.9	1.5
(Gain) loss on derivative financial instruments(9)	21.4	(8.6)	7.3
Foreign currency exchange (gains) losses (11)	(17.9)	6.4	7.1
(Gain) loss on disposal of property and equipment and intangible assets	0.2	0.3	(1.0)
Acquisition costs (12)	1.2	-	-

Net loss before income taxes	(12.2)	(37.3)	(153.8)
Provision for income taxes(14)	-	-	-

Net loss from continuing operations	(12.2)	(37.3)	(153.8)
Net earnings from discontinued operations(16)	2.6	14.1	-

Net loss	(9.6)	(23.2)	(153.8)

Net loss per share from continuing operations:
Basic	$(0.30)	$(0.92)	$(3.82)
Diluted	$(0.30)	$(0.92)	$(3.82)
Net loss per share:
Basic	$(0.24)	$(0.58)	$(3.82)
Diluted	$(0.24)	$(0.58)	$(3.82)

Balance sheet data:
Long-term debt (including current portion)	572.3	499.9	486.9
Total assets	1,180.2	1,044.8	862.8
Net assets	315.3	233.8	135.9
Capital stock	371.1	371.1	371.1

CANADIAN GAAP DATA:

	Canwest LP(1)			Postmedia(1)
	Year ended August 31,	Nine months ended May 31,	Period from June 1, 2010 to July 12,	Period from July 13, 2010 to August 31,	Year ended August 31,
	2009(16)	2010(16)	2010(16)	2010(16)	2011(16)
(basis of presentation)	CGAAP	CGAAP	CGAAP Liquidation	CGAAP	CGAAP
(in millions of Canadian dollars)

Revenues	1,099.1	811.2	119.2	122.1	1,019.1
Expenses	927.2	650.3	99.7	111.4	818.0
Depreciation (2)	40.3	30.6	7.1	4.6	29.2
Amortization (2)	0.2	0.1	-	6.5	45.9
Restructuring and other items (4)	28.8	2.7	(0.5)	11.2	42.8

Operating income (loss)	102.6	127.5	12.9	(11.6)	83.2
Interest expense	98.4	60.6	4.5	12.7	80.3
Loss on debt repayment (5)	-	-	-	-	11.0
Other income(7)	(2.5)	(1.5)	(0.3)	-	-
Loss on disposal of interest rate swap(8)	180.2	-	-	-	-
Ineffective portion of hedging derivative instrument(8)	60.1	-	-	-	-
(Gain) loss on derivative financial instruments(9)	-	-	-	(7.6)	21.4
Foreign currency exchange (gains) losses(8) (11)	(154.5)	(49.6)	(4.5)	9.6	(18.0)
(Gain) loss on disposal of property and equipment and intangible assets	(2.2)	-	-	-	0.2
Impairment loss on masthead (10)	28.3	-	-	-	-
Acquisition costs (12)	-	-	-	18.3	1.2

Net earnings (loss) before reorganization costs and income taxes	(105.2)	118.0	13.2	(44.6)	(12.9)
Reorganization costs(13)	25.8	41.2	16.5	-	-

Net earnings (loss) before income taxes	(131.0)	76.8	(3.3)	(44.6)	(12.9)
Recovery of income taxes(14)(15)	(8.9)	(18.1)	n/a	-	-

Net earnings (loss) (15)	(122.1)	94.9	n/a	(44.6)	(12.9)

Net loss per share:
Basic	n/a(17)	n/a(17)	n/a(17)	$(1.11)	$(0.32)
Diluted	n/a(17)	n/a(17)	n/a(17)	$(1.11)	$(0.32)

Balance sheet data:
Long-term debt (including current portion)	1380.1	n/a(15)	n/a(15)	646.0	572.3
Total assets	654.9	n/a(15)	n/a(15)	1,266.2	1,180.2
Net assets (liabilities)	(1,229.0)	n/a(15)	n/a(15)	315.4	304.3
Capital stock	n/a(17)	n/a(15)	n/a(15)	371.1	371.1

US GAAP data: (18)
Operating income (loss)	102.6	127.5	12.9	(11.6)	85.2
Net earnings (loss)	(90.9)	94.9	n/a(15)	(44.7)	(11.0)
Net loss per share
Basic	n/a(17)	n/a(17)	n/a(17)	$(1.11)	$(0.27)
Diluted	n/a(17)	n/a(17)	n/a(17)	$(1.11)	$(0.27)

Notes:

(1)

The financial data of Postmedia prepared in accordance with Canadian GAAP as at and for the year ended August 31, 2011 and the period ended August 31, 2010 and the financial data of Canwest LP are not comparable to the financial data of Postmedia as at and for the years ended August 31, 2013, 2012 and 2011 which have been prepared in accordance with IFRS. Additionally, the results of Postmedia prepared in accordance with Canadian GAAP as at and for the year ended August 31, 2011 and the period ended August 31, 2010 and the results of Canwest LP for the periods ended May 31, 2010 and July 12, 2010 and the year ended August 31, 2009 have not been restated to reflect the presentation of the Disposed Properties as discontinued operations.

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

(3)

During the year ended August 31, 2013, as a result of interim and annual impairment testing of goodwill and indefinite life intangible assets Postmedia recorded an impairment loss of $93.9 million which consists of $73.9 million related to goodwill, $16.4 million related to indefinite life intangible assets and $3.6 million related to property and equipment. The impairments were as a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market. In addition, during the year ended August 31, 2013, Postmedia recorded an impairment loss of $6.1 million with respect to a production facility upon reclassification of the asset from property and equipment to asset held-for-sale.

(4)

Restructuring and other items expense primarily reflects employee termination costs related to various initiatives undertaken by Canwest LP and PNCC with the objective of permanently reducing or eliminating costs. Also included in this line item for the year ended August 31, 2013 is an expense related to changes made to an employee benefit plan as a result of an arbitrator’s ruling. In addition, also included in this line item for the years ended August 31, 2011 and 2012 are curtailment gains relating to employee benefit plans a result of the termination of employees under the restructuring initiatives. The restructuring initiatives resulted in the elimination, for a significant number of employees, of the right to earn defined benefits and as a result curtailments occurred.

(5)

During the years ended August 31, 2011 and 2012, Postmedia recorded a loss on debt repayment related to the first amendment of its ABL Credit Agreement and termination of the Term Loan Facility, respectively.

(6)

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

(7)	Other income recognized by Canwest LP represents a charge to the Canwest group of companies under the shared services agreement for the use of equipment that was owned by Canwest LP.
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

(9)

(Gain) loss on derivative financial instruments for the year ended August 31, 2013 reflects Postmedia’s accounting treatment for variable prepayment options on Postmedia’s First-Lien Notes and Second-Lien Notes that represent embedded derivatives that are accounted for separately at fair value. (Gain) loss on derivative financial instruments for the years ended August 31, 2013 and 2012 reflects Postmedia’s accounting treatment for a foreign currency interest rate swap that was not designated as a hedge, variable prepayment options on Postmedia’s First-Lien Notes and Second-Lien Notes that represent embedded derivatives that are accounted for separately at fair value, and the settlement of foreign currency interest rate swaps designated as hedges that were settled during the year ended August 31, 2012.

(10)

During Fiscal 2009, due to a decline in operating results, and lower expectations for revenue growth, Canwest LP recorded an impairment charge on intangible assets of $28.3 million related to the masthead of the National Post.

(11)

For the year ended August 31, 2009, the nine months ended May 31, 2010 and the period ended July 12, 2010, Canwest LP did not enter into any derivatives to hedge foreign currency risk. Postmedia has entered into derivative financial instruments to hedge foreign currency risk on a portion of its US dollar denominated debt. The foreign currency exchange gains and losses of Postmedia represent gains and losses on the portion of US dollar denominated debt that is not subject to hedge accounting.

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

(14)

Canwest LP was not a taxable entity, so the income tax recoveries for the year ended August 31, 2009 as well as the nine months ended May 31, 2010 represent income taxes recoverable by its corporate subsidiaries. Postmedia has not recorded a current or deferred tax expense or recovery as any current taxes payable or recoverable result in a decrease or increase, respectively, to Postmedia’s tax loss carryforward balances. The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the statement of financial position.

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

	Canwest LP			Postmedia
	Year ended August 31	Nine months ended May 31	Period from June 1, 2010 to July 12	Period from July 13, 2010 to August 31	Year ended August 31
(in millions of Canadian dollars)	2009	2010	2010	2010	2011
(basis of presentation)	CGAAP	CGAAP	CGAAP liquidation	CGAAP	CGAAP
Summary information of the Disposed Properties
Revenue	133.9	96.5	14.2	15.5	120.2
Operating income (loss)	2.8	5.3	(1.9)	(1.4)	10.6

(17)	Canwest LP was a partnership and as a result no capital stock balance has been presented. In addition, earnings per share information have not been provided for the partnership units of Canwest LP.
(18)	For a discussion of the principal differences between Canadian GAAP and U.S. GAAP please see note 20 to our audited consolidated financial statements for the year ended August 31, 2011, filed previously with the SEC as Exhibit 15.1 to our annual report on Form 20-F for the year ended August 31, 2011.

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

Month	Year	High (CAD$) (1)	Low (CAD$) (1)
August	2013	1.0553	1.0297
July	2013	1.0576	1.0261
June	2013	1.0532	1.0170
May	2013	1.0371	1.0023
April	2013	1.0270	1.0072
March	2013	1.0314	1.0156

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

(Canadian dollars)	High	Low	Average	Period end
Year ended August 31,
2009	$1.2991	$1.0328	$1.1776	$1.0950
2010	$1.1048	$0.9988	$1.0452	$1.0665
2011	$1.0535	$0.9428	$0.9893	$0.9794
2012	$1.0549	$0.9755	$1.0092	$0.9857
2013	$1.0567	$0.9683	$1.0111	$1.0530

In this annual report, the relevant period end closing rate has been used to calculate statement of financial position data and the average closing rate has been used to calculate statement of operations data. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates above, or at all. The closing rate used to record the transactions that occurred on July 13, 2010, including the Acquisition, was $1.0337, which is the closing rate announced by the Bank of Canada on July 13, 2010 to convert one US dollar to one Canadian dollar. On November 15, 2013, the corresponding closing rate was $1.0447.

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

ITEM 4.  INFORMATION ON THE COMPANY

A. History and Development of the Corporation.

Incorporation

7535538 Canada Inc. was incorporated under the CBCA on April 26, 2010. Its name was changed to Postmedia Network Canada Corp. pursuant to Articles of Amendment filed on June 25, 2010. 7536321 Canada Inc. was incorporated under the CBCA on April 27, 2010. Its name was changed to Postmedia Network Inc. pursuant to Articles of Amendment filed on June 25, 2010 and it is a wholly-owned subsidiary of the Corporation.

Both Postmedia Network Canada Corp. and Postmedia Network Inc. were specifically incorporated for the sole purpose of facilitating the acquisition of substantially all of the newspaper and related online, digital, and mobile assets of the LP Entities including the shares of National Post Inc. See “History and Development of the Corporation — Acquisition” below.

Acquisition

Canwest LP previously owned newspaper and related online, digital, and mobile assets and was wholly-owned by Canwest Global, a parent company that also wholly-owned, among other entities, CPI, CBI and CCI.

CPI, CBI, and CCI sought, and on January 8, 2010 obtained, protection under the CCAA granting protection from creditors. Although not itself an applicant, the protections provided by the CCAA were extended to Canwest LP. National Post Inc. was excluded from the CCAA protection.

Pursuant to the Asset Purchase Agreement that was entered into in connection with the implementation of the plan of arrangement and compromise under the CCAA relating to the LP Entities (the “Plan”), Postmedia Network Inc. purchased substantially all of the assets, including the shares of National Post Inc., and assumed certain liabilities of Canwest LP (the “Acquisition”) for $1.05 billion (the “Acquisition Consideration”). The Acquisition Consideration consisted of cash consideration of $927.8 million and non-cash consideration, through the issuance of equity, having a value of $120.1 million. To satisfy the cash portion of the purchase price and to fund certain transaction costs under the Asset Purchase Agreement and the Plan, Postmedia raised an aggregate of $954.4 million of financing, consisting of the Term Loan Facility, Second-Lien Notes and the Funding Commitment (as defined below). See Item 10. C Material Contracts – Second-Lien Notes Indenture.

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

The Acquisition closed and the Plan was implemented on July 13, 2010 and, at such time, title to and in all of the assets were transferred to Postmedia Network Inc., free and clear of encumbrances (other than certain permitted encumbrances) pursuant to a vesting order of the Ontario Superior Court of Justice (Commercial List) issued on June 18, 2010 and an assignment and assumption agreement dated as of July 13, 2010 between certain of the LP Entities and Postmedia Network Inc.

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

On October 18, 2011, the Corporation entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Glacier Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the “Disposed Properties”, for a purchase price of $86.5 million. On November 30, 2011, the Corporation completed the Glacier Transaction and recorded a gain on the sale of the Disposed Properties of $17.1 million. In accordance with the terms and conditions of the Term Loan Facility, on November 30, 2011, the proceeds from the sale of the Disposed Properties were used to make a principal payment of US$84.6 million ($86.5 million) on the Term Loan Facility. Additional information on the Glacier Transaction is available in note 23 of the Corporation’s audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011.

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

On August 16, 2012, the Corporation issued $250.0 million in aggregate principal amount of First-Lien Notes, the proceeds of which were used to repay the Term Loan Facility in its entirety. In conjunction with the issuance of the First-Lien Notes and the repayment of the Term Loan Facility, the Corporation settled the foreign currency interest rate swaps related to the Term Loan Facility. See Item 10.C Material Contracts – First-Lien Notes Indenture.

In September 2012, the Corporation settled a notional amount of US$97.5 million of the foreign currency interest rate swap associated with the Second-Lien Notes for cash consideration of $9.6 million.

B. Business Overview.

General

Postmedia is the largest publisher by circulation of paid English-language daily newspapers in Canada, according to Newspapers Canada’s 2012 Circulation Data Report. The Corporation has the highest weekly print readership of paid English-language daily newspapers in Canada, based on NADbank 2012 survey data. The Corporation’s business consists of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these distribution platforms provides readers with a variety of mediums through which to access and interact with Postmedia’s content. The breadth of Postmedia’s reach and the diversity of its content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider.

Postmedia had an approximately 25% share of Canada’s total daily newspaper paid circulation according to Newspapers Canada’s 2012 Circulation Data Report, and weekly readership of 4.2 million Canadian adults according to 2012 NADbank survey data. The Corporation has the leading paid English-language daily newspapers, based on weekly print readership, in five out of the six largest advertising markets in Canada according to 2012 NADbank survey data. Its daily metropolitan newspaper brands are among the oldest in Canada with an average publication history of 137 years.

During the year ended August 31, 2013, Postmedia amended its operating segments to reflect its change to a functional reporting structure which resulted in the elimination of publishers at the individual newspapers and the creation of Senior Vice President roles which will be responsible for specific functions across the entire business. Prior to the change to a functional reporting structure, Postmedia had one reportable operating segment, the Newspaper operating segment and an All other category which included other business activities and an operating segment that was not separately reportable. As a result of the changes to the reporting structure Postmedia has one operating segment, the Newspaper operating segment. The Newspaper operating segment publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com website, each newspaper’s online website, various classified advertising websites and Infomart, the Corporation’s media monitoring service.

The Corporation owns and operates the National Post, which is one of Canada’s two daily national newspapers, nine daily metropolitan newspapers, five non-daily community newspapers, and various non-daily shopping guides and newspaper-related publications. Its operations also include Postmedia Editorial Services (“PES”), a newspaper production service, Postmedia Integrated Advertising (“PIA”), an integrated advertising division, and Flyer Force, a distribution service for advertising flyers and circulars for third parties.

Postmedia also has an extensive portfolio of digital media and online assets. It owns and represents 22 destination websites that make up the Postmedia digital network, one of Canada’s leading online general news and information sources, covering its newspapers’ websites, including classified websites and other online properties. The Corporation also provides sales representation services to third-party branded sites.

The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various tablet and smartphone platforms such as iOS, Android and Blackberry. The Corporation’s mobile applications include, but are not limited to, applications relating to its newspaper operations.

Newspaper Operations

Daily newspapers

The Corporation publishes nine daily metropolitan newspapers (eight broadsheets and one tabloid) and a national newspaper. Its daily metropolitan newspapers are geographically diverse and located in major metropolitan centres across Canada, which provides the Corporation and its advertisers access to target audiences throughout Canada. The average publication history of Postmedia’s daily metropolitan newspapers is 137 years. Postmedia’s daily newspapers are well-established in the communities that they serve. Postmedia’s combination of national reach and local presence makes the Corporation’s daily newspapers attractive to both national and local advertisers. Postmedia’s newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards. Recent recognition includes: National Newspaper Awards for Ottawa Citizen, Postmedia News and Edmonton Journal; Canadian Association of Journalists Awards for both Postmedia News and The Vancouver Sun; National Post, Edmonton Journal and The Gazette were all honoured by the Society of News Design, with National Post winning the second-highest number of awards in the world – 66 awards in total; Glen McGregor and Stephen Maher of Ottawa Citizen/Postmedia News took home the Michener Award for their investigation into the robocalls scandal. They also won a World Press Freedom Award, the Canadian Hillman Prize in Journalism, as well as a Canadian Association of Journalists Award and National Newspaper Award (mentioned above) for the same work; and Postmedia Newspapers took home six first place awards at the Newspapers Canada 2013 Great Ideas Competition – five for The Vancouver Sun and one for The Province. According to Newspapers Canada’s 2012 Circulation Data Report, the Corporation had an approximately 25% share of Canada’s total paid daily newspaper circulation. In addition, each of the Corporation’s daily metropolitan newspapers has the highest circulation and readership among English-language newspapers in the market that it serves (except for The Province and The Vancouver Sun, both of which are Postmedia’s newspapers, which are second in their market to each other for circulation and readership, respectively)based on average daily paid circulation and readership.

The National Post, the Corporation’s daily national newspaper, provides benefits to the Corporation’s overall operations, including the provision of a newspaper with a national audience footprint and editorial content infrastructure for the Toronto market.

The following table provides details about the Corporation’s paid daily newspapers.

Publication	Market	Year Established	Market Position(1)		Local Newspaper Market Share(1)
Daily Metropolitan Newspapers
The Province	Vancouver	1884	2	(2)	100	%(4)
The Vancouver Sun	Vancouver	1886	1		100	%(4)
The Gazette	Montreal	1778	3	(3)	100%
Calgary Herald	Calgary	1883	1		66%
Edmonton Journal	Edmonton	1903	1		70%
Ottawa Citizen	Ottawa	1845	1		73%
The Windsor Star	Windsor	1918	1		100%
The StarPhoenix	Saskatoon	1902	1		100%
Leader-Post	Regina	1883	1		100%
Daily National Newspaper
National Post	National	1997	2		N/A

Notes:

(1)	Market position and local newspaper market share for English language newspapers are determined by average paid circulation of daily newspapers. Source: Newspapers Canada – 2012 Circulation Data Report.
(2)	Second to The Vancouver Sun, which is also operated by the Corporation.
(3)	Number one English-language paid daily newspaper; number three overall among paid daily newspapers.
(4)	Includes The Vancouver Sun and The Province.

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

Postmedia digital network

The Postmedia digital network is a comprehensive 24/7 online news, entertainment and information network of websites that leverages the Corporation’s content, brands and customer relationships. The Postmedia digital network is one of Canada’s leading online general news and information sources that integrates Canadian news and specialty content and had a monthly average of 6.7 million unique visitors in the year ended August 31, 2013, according to comScore. The Postmedia digital network hosts the websites and electronic editions of the Corporation’s daily and community newspapers as well as other select websites. Being hosted on the Postmedia digital network offers these websites a platform to extend their audience reach and market, as well as to build and reinforce relationships with respect to both advertisers and audiences.

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

Newspaper Websites and e-Papers

As part of its effort to grow its digital media and online business, Postmedia’s newspapers deliver content across multiple platforms including desktop, tablet and mobile devices.

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

Postmedia’s print subscribers receive free access to their print newspaper’s website via desktop, tablet and mobile devices, each of which provides headlines, breaking news, analysis, commentary and selected stories from the daily newspaper editions. For non-print subscribers, Canadian users can access ten free articles and international users can access five free articles every 30 days or purchase a digital access subscription to obtain unlimited access. The Corporation’s newspapers’ websites also serve as customer relationship tools, promoting subscriptions to the print editions, allowing for the purchase or renewal of newspaper subscriptions, permitting notification of vacation stops and reactivations, and processing of billing inquiries.

Postmedia newspaper website audiences have continued to grow, having expanded from approximately 2.3 million average monthly unique visitors in Fiscal 2008 to more than 5.6 million average monthly unique visitors in Fiscal 2013, according to comScore. Postmedia’s newspaper websites ranked number one for average monthly unique visitors in the newspaper category based on the year ended August 31, 2013 in Canada, also according to comScore, and these sites reach 33% of all Canadians who visit newspaper websites.

Infomart

Infomart is a subscription-based business-to-business service for Canadian news and business information and a one-stop resource for media monitoring, research insights, brand solutions and financial and corporate data. The service offers online media monitoring covering print, broadcast television and radio, social media, and newswires in a single integrated platform. Print sources include all of the Corporation’s publications plus other Canadian and international sources such as third party newspapers. As of August 31, 2013, Infomart had approximately 1,000 subscribers.

In addition to subscriptions, Infomart also generates revenue through an electronic licensing and rights management service of the Corporation’s news content, corporate data and third-party content via domestic and international third-party channels used by businesses across North America.

Mobile Applications

The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various smartphone platforms such as iOS, Android and Blackberry. The Corporation’s mobile network had over 5.5 million average monthly unique visitors during the year ended August 31, 2013, according to Omniture Site Catalyst and Google Analytics.

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

Operations

Editorial

Editorial content is generated across the Corporation’s digital platforms and publications and Postmedia’s infrastructure allows for sharing of its generated content among newspapers in an efficient and cost effective manner. Editorial policy is developed for each of the Corporation’s newspapers by local newsroom management. This leadership ensures that each newspaper is responsive to local issues and meets the editorial needs of its readers. The Corporation’s newspapers and digital platforms focus on readers of various ages and demographics and aim to reflect the values and interests of their respective markets. Each of the Corporation’s newspapers has its own editorial staff that is responsible for producing local editorial content of the newspaper and digital platforms supplemented by certain content which comes from PES, other wire services and freelancers.

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

The Corporation also provides various centralized editorial services, including PES, the Corporation’s editorial services division, to its newspapers and third parties. PES provides centralized pagination and production services, and standardized editorial content packages to all of the Corporation’s newspapers and external newspaper clients, reducing editorial content costs across Postmedia’s Newspaper operations. External clients rely on PES’s pagination products for sports and business updates, television listings, comics and puzzles, and paginated features content. PES supports the Corporation’s newspapers and serves a number of third party clients in Canada and the United States. The number of third party clients changes over the year due to the seasonal fluctuations associated with professional sports seasons.

Sales and advertising

The following charts provide a breakdown of the Corporations revenue for Fiscal 2013 and 2012:

The following charts provide a breakdown of the Corporations total print advertising revenue for Fiscal 2013 and 2012:

The Corporation offers advertisers extensive audience reach through a combination of circulation and readership of its newspapers, e-Papers, unique visitors to its websites and various mobile products.

Each of the Corporation’s newspapers has a dedicated sales force and uses a centralized classified call centre to generate local sales. The centralized classified call centre is located in Calgary. The remainder of the Corporation’s advertising sales are generated from local, national and multi-market accounts. National and multi-market sales for the Corporation are sold by PIA, the Corporations integrated advertising division. PIA operates through offices in Toronto, Montreal and Vancouver, in addition to one contract representative in the U.S.

The Corporation’s local advertising is sold on a publication-by-publication basis. Each of the Corporation’s newspapers has a locally-based sales team that sells display, commercial and third-party classified advertisement space, principally to local businesses and organizations. The majority of commercial classifieds relate to automotive, employment and real estate advertisements. In addition to commercial classified advertising, each newspaper also sells private party classifieds and online classified advertisement placement, which are primarily administered locally.

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

Production and Services

Circulation and distribution

The Corporation’s circulation revenue is generated from home delivery sales, single copy sales made through retailers and vending boxes, and corporate bulk sales. Newspapers are shipped from printing plants to depot drop locations or single copy retail outlets by independent trucking companies in each market. Postmedia’s newspaper distribution is carried out primarily by independent distributors and carriers along with other third-party distributors that deliver newspapers to subscribers. These third-party distribution networks enable the Corporation to operate via short-term contracts and reduce supplier concentration issues. Single copies are also sold through vending boxes and retail outlets in the relevant circulation areas.

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

Customer service

The Corporation has outsourced subscriber services to a third party. These subscriber services include answering and handling customer calls, customer service inquiries and complaints.

Printing

Other than as described in “Production and Services - Outsourcing” below, the Corporation owns all of the manufacturing equipment for its newspapers and other publications, including printing presses and mailroom inserting equipment. In some markets, in order to improve the operating efficiency of its printing presses, the Corporation also uses its printing press capacity to print advertising inserts, flyers and other third-party publications.

Outsourcing

As part of Postmedia’s ongoing focus on cost containment, various outsourcing initiatives have been implemented. In Fiscal 2011, Postmedia completed the outsourcing of advertising production at certain of its daily newspapers to lower cost suppliers in the Philippines and India. Postmedia has also outsourced certain call centre operations to a third party. Except for the Ottawa market, the National Post is printed by various third parties in all other regions in Canada where the National Post is distributed. In Fiscal 2012, the Corporation outsourced certain of its flyer force and inserting operations, and in August 2013 outsourced its printing operations for the Edmonton Journal. The Corporation also entered into a print outsourcing agreement for the production of the Calgary Herald, beginning November 2013. During November 2013 the Corporation committed to third party outsourcing contracts for the production of both The Vancouver Sun and The Province. The outsourcing is expected to take place in early calendar 2015. The Corporation continues to look at future outsourcing opportunities as part of its business transformation initiatives.

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

In 2012, the Canadian newspaper industry comprised approximately 95 paid daily English and French newspapers and 29 free dailies for a total of 124 daily newspapers. Paid daily newspapers accounted for a total of 4,210,340 copies on an average publishing day, according to Newspapers Canada.

The Canadian daily newspaper industry’s revenue was over $3.0 billion in 2012, with 74% of that revenue derived from print and online advertising and the balance from circulation, according to the Canadian Newspaper Association. Canadian newspaper publishers typically sell advertising based primarily on readership and secondarily on circulation. In contrast, U.S. newspaper publishers typically sell advertising based solely on circulation figures. Canadian newspapers have higher penetration compared to the U.S., with 69% of Canadian adults reading a daily newspaper each week compared to only 61% of American adults, according to NADBank and the Newspaper Association of America/Scarborough Research data, respectively.

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

Postmedia’s cost of newsprint is influenced by its strong supplier relationships, volume purchasing power, proximity to Canadian paper mills and regional supply arrangements that reduce transportation costs. The Corporation opportunistically enters into newsprint purchase agreements with varying terms of up to six months depending on external factors such as foreign export demand, North American mill capacity, operating rates and inventory.

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

Cycles

Postmedia’s revenues largely depend on its customers’ advertising budgets. Advertisers’ budgets tend to be cyclical, reflecting the general economic climate and consumers’ buying habits. As a result, Postmedia’s revenue has experienced, and is expected to continue to experience, significant seasonal variances due to advertising patterns and influences on people’s media consumption habits. Typically, the Corporation’s revenue is lowest during the fourth quarter of its Fiscal year, which ends in August, and highest during the first and third quarters, which end in November and May, respectively, while expenses are relatively constant throughout the Fiscal year. These seasonal variations may lead to increased borrowing needs at certain points within the Fiscal year. As a result, Postmedia may use amounts available under the ABL Facility to mitigate the impact of short-term fluctuations in cash flow. See “Risk Factors - We may not be able to refinance our ABL Facility on attractive terms, or at all” in the Corporation’s MD&A, attached hereto as Exhibit 15.2.

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

In addition, under the share ownership requirements set out in subsection (iii) of the preceding paragraph, at least 75% of the voting shares of a non-public corporation and shares having a fair market value in total of at least 75% of the fair market value of all issued shares of a non-public corporation, must be beneficially owned by either (i) Canadian citizens or (ii) one or more corporations incorporated in Canada each of which is a public corporation a class or classes of shares of which are listed on a designated stock exchange in Canada (which includes the TSX) other than a public corporation controlled by citizens or subjects of a country other than Canada (“Qualifying Public Corporation”). Upon the listing of Postmedia Network Canada Corp.’s shares on the TSX, Postmedia Network Canada Corp. became a Qualifying Public Corporation. As Postmedia Network Inc. is a direct, wholly-owned subsidiary of Postmedia Network Canada Corp., Postmedia’s newspapers qualify as “Canadian newspapers”.

Issues of Postmedia Network Inc.’s newspapers therefore qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and as a result advertisers currently have the right to deduct their advertising expenditures for Canadian tax purposes.

C. Organizational Structure.

The following chart illustrates Postmedia’s corporate structure.

D. Property, Plant and Equipment.

Postmedia operates from facilities located in each of its major markets. The facilities meet the Corporation’s current needs and Postmedia believes they are adequate to meet anticipated future demands. The following table provides certain information with respect to Postmedia’s largest facilities, both owned and leased.

Location of Facilities	Office or Production	Area (Sq. Ft.)(1)	Leased or Owned
Vancouver, BC	Office	56,159	Leased
Surrey, BC(2)	Production	208,047	Owned
Edmonton, AB(3)	Office Production	133,250 187,000	Leased Owned
Calgary, AB(2)	Combined facilities	383,000	Owned
Regina, SK	Combined facilities	102,537	Owned
Saskatoon, SK	Combined facilities	110,884	Owned
Winnipeg, MB	Office	72,378	Leased
Windsor, ON	Office Production	25,000 60,000	Leased Owned
Toronto, ON(4)	Office	146,398	Leased
Ottawa, ON	Combined facilities	183,000	Owned
Montreal, QC	Office Production	59,750 165,000	Leased Owned

Total		1,892,403

Total Leased		492,935
Total Owned		1,399,468
Total % of Area (sq. ft.) Owned		74%

Notes:

(1)	The square footage for leased properties is shown net of subleased square footage if applicable.
(2)	In September 2013, the Corporation announced its intention to sell these real estate holdings.
(3)

The lease is subject to a sale lease-back agreement, whereby Postmedia owns the land and space above and has the right to repurchase the building in 2041. The Corporation has accounted for this lease as a finance lease on its consolidated financial statements. The other leased properties listed in this table are accounted for as operating leases. As a result of the outsourcing of certain functions the production facility is no longer required and the Corporation has engaged a third party to market it for sale.

(4)

On June 26, 2012, Postmedia entered into an agreement of purchase and sale with The Rose & Thistle Group Ltd. for the sale of the Toronto Head Office at a purchase price of $24 million. The sale closed on October 12, 2012. The purchase and sale agreement includes a leaseback of the property to Postmedia Network Inc. for a period of 18 to 24 months while new accommodations are readied for relocation. Postmedia has entered into a 15-year lease for 86,500 leasable square feet commencing December 1, 2013 for its new head office located at 365 Bloor Street East in downtown Toronto, Ontario. The net proceeds from the sale of the Toronto Head Office were used on November 13, 2012 for a mandatory redemption of $23.2 million aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.

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

G. Safe Harbor.

See “Notice Regarding Forward Looking Statements” in this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Name, Occupation and Security Holding

The following table sets forth the name and residence of those individuals who are directors and executive officers of the Corporation as of November 15, 2013, their current positions or offices with the Corporation, the date when they first became a director and/or executive officer of the Corporation and their principal occupation. The term of each of the directors expires on the date of the Corporations upcoming annual and special meeting of Shareholders., currently scheduled for January 9, 2014, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause.

Name and Residence	Position with the Corporation	Director or Executive Officer Since	Principal Occupation if Different from Position Held

Paul Godfrey Toronto, Ontario, Canada	Interim Chairman, Director, President and Chief Executive Officer	April 26, 2010 (Director, Chief Executive Officer) July 12, 2010 (President)	-

Charlotte Burke(1)(4)(5) Toronto, Ontario, Canada	Director	September 20, 2010	Chief Marketing and Sales Officer, QuickPlay Media Inc.

Hugh F. Dow(2)(4)(5) Toronto, Ontario, Canada	Director	January 6, 2011	Corporate Director

Jane Peverett(1)(3)(5) Vancouver, British Columbia, Canada	Director	April 10, 2013	Corporate Director

Graham Savage(1)(2)(5) Toronto, Ontario, Canada	Director	July 12, 2010	Corporate Director

Steven Shapiro(3) New York, New York, United States	Director	July 12, 2010	Founding Partner and Portfolio Manager, GoldenTree Asset Management LP

Peter Sharpe(2)(3)(5) Toronto, Ontario, Canada	Lead Director	June 17, 2010	Corporate Director

Robert Steacy(1)(2)(5) Toronto, Ontario, Canada	Director	July 14, 2010	Corporate Director

Wayne Parrish Toronto, Ontario, Canada	Chief Operating Officer	July 19, 2010	-

Name and Residence	Position with the Corporation	Director or Executive Officer Since	Principal Occupation if Different from Position Held
Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	July 12, 2010	-

Jeffrey Haar Toronto, Ontario, Canada	Executive Vice President, Legal and General Counsel	January 11, 2012	-

Michelle Hall Toronto, Ontario, Canada	Executive Vice President, Human Resources	July 13, 2010	-

Gordon Fisher Toronto, Ontario, Canada	President, Pacific Newspaper Group	July 13, 2010	-

Gillian Akai Toronto, Ontario, Canada	Vice President, Legal Affairs and Secretary	July 12, 2010	-

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Pension Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of Digital Oversight Committee.
(5)	Independent member of the Board.

As a group, the directors and executive officers of the Corporation, as of November 15, 2013, beneficially own or exercise control or direction, directly or indirectly, over 183,532 Voting Shares (representing 18.69% of the total Voting Shares issued and outstanding) and 70,453 Variable Voting Shares (representing 0.18% of the total Variable Voting Shares issued and outstanding).

Mr. Osborne ceased being a director of the Corporation upon his passing on April 9, 2013. On April 18, 2013, Mr. Godfrey was appointed Interim Chairman of the Board. On October 24, 2013, Mr. Sharpe was appointed Lead Director of the Board. The Lead Director position description provides that the Lead Director is appointed where the Chairman of the Board is not an independent director, to assist the Chairman of the Board in fulfilling his duties and the Board of Directors in fulfilling its duties independent of senior management and to ensure that directors have an independent leadership contact. On November 4, 2013, Mr. Paton resigned as Director.

Biographies

The following are brief profiles of our directors and executive officers, including a description of each individual’s principal occupation within the past five years.

Paul Godfrey (Interim Chairman and Director)

Mr. Godfrey is the President and Chief Executive Officer of Postmedia and its subsidiary, Postmedia Network Inc. Prior to this he served as President and Chief Executive Officer of National Post Inc., President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, and spent 16 years with Sun Media Corporation, eventually taking the role of President and Chief Executive Officer. Mr. Godfrey has a proud record of public service including a record four terms (11 years) as the Chairman of the Municipality of Metropolitan Toronto. He is Chairman of the board of RioCan Real Estate Investment Trust and currently serves on the board of Cargojet Income Fund and serves as Vice Chair of Baycrest Centre for Geriatric Care.

Charlotte Burke (Director)

Ms. Burke is currently Chief Marketing and Sales Officer with QuickPlay Media Inc., a leading provider of multiscreen managed services. Ms. Burke also operates a consulting firm focused on new business development in mobile, Internet and digital media, through which she recently provided services to Accenture in the communications, media and technology practice. Prior to assuming her current positions, Ms. Burke was the Senior Vice President of Sales and Marketing, Americas for Hewlett Packard and President of Asurion Canada. In addition, Ms. Burke was an officer and Senior Vice President with Bell Canada from 1996 to 2008, where she led the Consumer Internet business and Bell Mobility’s digital cellular business. Ms. Burke is also an advisor with the MaRS Ontario Innovation Center, Next 36, and was formerly on the boards of Acadia University, Ontario Lottery and Gaming Corporation, Women in Telecommunications and National Ballet School.

Hugh F. Dow (Director)

Mr. Dow retired as Chairman of Mediabrands Canada in December 2010. Prior to this, Mr. Dow was President of M2 Universal and held global responsibilities with Universal McCann, of which M2 Universal is the Canadian arm. Mr. Dow has also held many key advertising industry positions including Vice Chairman of BBM Bureau of Measurement, Director and Chairman of Canadian Media Directors’ Council, Chairman of PMB Print Measurement Bureau, Chairman and Director of ABC Audit Bureau of Circulation, and Chairman of Media Medical Audience Committee. Mr. Dow also serves as a director of Reshift Media Inc.

Jane Peverett (Director)

Ms. Peverett is Chair of the Board of the BC Ferry Authority. Ms. Peverett is the former President and Chief Executive Officer of the British Columbia Transmission Corporation (BCTC) having previously served as its Chief Financial Officer. Prior to BCTC, Ms. Peverett held a senior executive role at Westcoast Energy Inc. and was President and Chief Executive Officer of Union Gas Limited. Ms. Peverett currently serves as director on the boards of Encana Corporation, Associated Electric & Gas Insurance Services Limited (AEGIS), Canadian Imperial Bank of Commerce (CIBC) and Northwest Natural Gas Company. She is also a director of the United Way of Lower Mainland.

Graham Savage (Director)

Mr. Savage is retired but was a Founding Partner of Callisto Capital, a merchant banking firm. Prior to that, Mr. Savage spent 21 years as a senior officer at Rogers Communications Inc. He is currently a director of Canadian Tire Corp., Canadian Tire Bank, Cott Corporation and Whistler Blackcomb Holdings Inc. Mr. Savage previously served as a director of Rogers Communications Inc., Sun Media Corp., Royal Group Technologies Ltd., Hollinger International Inc., and The Daily Telegraph (UK), among others.

Steven Shapiro (Director)

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its executive committee. GoldenTree is an asset management company specializing in corporate and structured credit markets. Mr. Shapiro is responsible for the firm’s investments in media and communications as well as its investments in distressed assets. Prior to joining GoldenTree, Mr. Shapiro was a Managing Director in the High Yield Group at CIBC World Markets, where he headed Media and Telecommunications Research. He is a member of the boards of various corporate and not-for-profit entities, including Source Interlink Media, Source Home Entertainment, Inc., the holding company of Source Interlink Distribution, RDA Holding/Readers Digest, The University of Pennsylvania School of Law and The Abraham Joshua Heschel School.

Peter Sharpe (Lead Director)

Mr. Sharpe retired as President and CEO of Cadillac Fairview Corporation in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a director of Morguard Corporation, First Industrial REIT (US), and Allied Property REIT. Mr. Sharpe is also a past chairman and current trustee of the International Council of Shopping Centers.

Robert Steacy (Director)

Mr. Steacy retired in 2005 after spending more than 16 years as the senior financial officer of Torstar Corporation. Mr. Steacy is a director and chair of the Audit Committees of Domtar Corporation and Cineplex Inc. From 2005 to 2007 he served on the boards of Alliance Atlantis Communications Inc. and Somerset Entertainment Income Fund, and was a director of Canadian Imperial Bank of Commerce from 2008 to 2012.

Wayne Parrish (Chief Operating Officer)

Mr. Parrish became the Corporation’s Chief Operating Officer in January 2012. Prior to that, he was appointed in July 2010 to head up Postmedia’s business transformation (which services he provided through his management company, Sport Media Enterprises Inc.). Before joining Postmedia, Mr. Parrish acted as CEO of Canada Basketball from 2007 to 2010. Mr. Parrish spent the first two decades of his career as a journalist and was a senior executive with Sun Media Corporation during a period that culminated in a management buyout of the company from Rogers Communication Inc., and eventual sale to Quebecor Inc. He has been General Manager and Executive Editor of the Toronto Sun, Vice-President Strategy at Sun Media, Chairman and President & CEO of the CANOE Online Network, President & CEO of Quebecor New Media, and President & CEO of Sport Media Group.

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

Jeffrey Haar (Executive Vice President, Legal and General Counsel)

Mr. Haar was appointed as Executive Vice President, Legal and General Counsel of the Corporation in 2012. Mr. Haar was previously Senior Vice President, Legal & Corporate Secretary at Brookfield Asset Management. Mr. Haar has also served as General Counsel and Corporate Secretary for a number of public and private companies, including Architel Systems Corporation, which was acquired by Nortel Networks in 2000. Prior to Architel, Mr. Haar was in private practice at Skadden, Arps, Slate, Meagher & Flom LLP in Toronto, Ontario and at Shearman & Sterling LLP in New York, New York.

Michelle Hall (Executive Vice President, Human Resources)

Ms. Hall was appointed as Executive Vice President, Human Resources in 2012 after serving as Senior Vice President, People since 2010. She oversees the development and implementation of the Corporation’s human resources’ strategy. Previously she served as Senior Vice President, People for a predecessor Canwest LP entity from 2008 to 2010 and Vice President, Human Resources of the Canadian operations of Canwest Media Inc. between 2005 and 2008. Prior to joining Canwest, Ms. Hall held senior level human resources roles at a variety of organizations, most recently at the Canada Life Assurance Company.

Gordon Fisher (President, Pacific Newspaper Group)

Mr. Fisher was appointed the President, Pacific Newspaper Group of Postmedia in January 2013. Prior to that, Mr. Fisher served as the President of National Post and the Executive Vice President Eastern Canada of Postmedia beginning in July 2010. Previously, he served as Publisher of the National Post under a predecessor Canwest LP entity. Mr. Fisher has an extensive media background. He has held a number of senior executive positions in many Canadian cities on both the editorial and business sides of the media industry. Prior to his appointment as Publisher of the National Post, Mr. Fisher served as President, News and Information, Canwest Global Communications Corp., with responsibilities covering newspaper, television and digital information. Other responsibilities of note include roles as editor-in-chief, general manager and publisher of the Ottawa Citizen; publisher of the Kingston-Whig Standard and managing editor of the Vancouver Sun.

Gillian Akai (Vice President, Legal Affairs and Secretary)

Ms. Akai was appointed to the role of Vice President, Legal Affairs and Secretary in July 2010. Previously she served as Director, Legal Affairs/Legal Counsel for Canwest Media Inc. from April 2006 to July 2010. Ms. Akai was previously in private legal practice in the Toronto office of Fraser Milner Casgrain LLP.

Cease Trade Orders or Bankruptcies

Other than as described below, no director or executive officer of Postmedia is, or within 10 years before the date hereof, has been a director, chief executive officer or chief financial officer of any company (including Postmedia) that, (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of the preceding sentence, “order” means; (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation.

Other than as described below, to the knowledge of the Corporation, no director or executive officer, or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia: (a) is at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including Postmedia) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, or within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder.

On October 6, 2009, the subordinate voting shares and the non-voting shares of Canwest Global were suspended from trading on the TSX while a review to determine whether the company was meeting the continued listing requirements was conducted. On October 15, 2009, Canwest Global received a notice from the TSX informing the company that its subordinate voting shares and non-voting shares would be delisted from the exchange effective November 13, 2009 for failure to meet the continued listing requirements. In response to this notice, on November 13, 2009, Canwest Global announced that its subordinate voting shares and non-voting shares would begin trading on the TSX Venture Exchange effective November 16, 2009. Messrs. Paul Godfrey, the President and Chief Executive Officer of Postmedia and Douglas Lamb, Executive Vice President and Chief Financial Officer of Postmedia, were senior officers of certain subsidiaries of Canwest Global throughout the period described above.

Prior to their mandates with Postmedia, Messrs. Godfrey, Lamb, and Ms. Hall were executive officers of certain of the LP Entities or one of the LP Entities wholly-owned subsidiaries. On January 8, 2010, the Ontario Superior Court of Justice issued an order that, among other things, granted the LP Entities protection from their creditors under the CCAA. Postmedia acquired substantially all of the newspaper and online publishing and digital media businesses previously owned by the LP Entities pursuant to a plan of compromise or arrangement that was implemented during the course of the LP Entities’ proceedings under the CCAA. On April 24, 2013, the Ontario Superior Court of Justice made an order terminating the CCAA proceedings of the LP Entities.

Mr. Godfrey served on the board of directors of Mobilicity (formerly known as Data & Audio Visual Enterprises Mobilicity), from November 20, 2008 to April 30, 2013. Mobilicity sought and received CCAA protection on September 30, 2013.

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

Penalties or Sanctions

To the knowledge of the Corporation, no director or executive officer or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its executive committee. GoldenTree, and certain investment funds for which it serves as investment adviser, own Variable Voting Shares (see Item 7 – Major Shareholders and Related Party Transactions) and a portion of the First-Lien and Second-Lien Notes both as issued by Postmedia Network Inc. GoldenTree’s combined debt and equity holdings may give rise to a potential conflict of interest. GoldenTree is located at 300 Park Avenue, 21st Floor, New York, New York, 10022 USA.

Nominating Agreement

On July 13, 2010 Postmedia entered into a nominating agreement with GoldenTree, a principal Shareholder. Pursuant to this agreement, for so long as GoldenTree (or certain investment funds for which GoldenTree serves as investment adviser) beneficially owns or exercises control or direction over a minimum of 10% of the outstanding Shares of Postmedia, GoldenTree has the right to select one individual, who shall be presented to the Shareholders of Postmedia as part of management’s proposed list of nominees to serve as a director on the Board of Postmedia at any Shareholder meeting at which directors of Postmedia are being elected. The current nominee of GoldenTree on the Board is Mr. Shapiro. Upon termination of the agreement the then current nominee of GoldenTree shall fulfill his or her term as member of the Board and GoldenTree shall cease to have any nomination rights on a going forward basis.

Consulting Agreement

John Paton, formerly a director of Postmedia, entered into a consulting agreement with Postmedia pursuant to which he assisted with the implementation of Postmedia’s digital first strategy, which agreement expired on August 31, 2012. In addition to the standard compensation of directors of the Corporation, Mr. Paton received an additional monthly fee of $12,500, payable in cash, and 100,000 DSUs granted on July 13, 2010 which vested in three equal installments over three years, in advance of each such year, and may be redeemed only if the Value of a Share, as defined in the DSU plan, is at least a minimum price at the time of redemption. Mr. Paton resigned on November 4, 2013 and at the time of his resignation the Value of a Share did not meet the minimum price therefore the 100,000 DSUs granted will not be paid out.

B. Compensation.

The following discussion and analysis examines the compensation earned by the Company’s President and Chief Executive Officer (the “CEO”), the Executive Vice President and Chief Financial Officer (the “CFO”) and the three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”), who served as executive officers of the Company for the year ended August 31, 2013 (“Fiscal 2013”). In addition, it describes and explains Postmedia’s compensation philosophy and objectives and the significant elements of compensation of the Company’s NEOs during Fiscal 2013.

The NEOs for Fiscal 2013 were:

•	Paul Godfrey, President and Chief Executive Officer
•	Douglas Lamb, Executive Vice President and Chief Financial Officer
•	Wayne Parrish, Chief Operating Officer
•	Gordon Fisher, President, Pacific Newspaper Group
•	Jeffrey Haar, Executive Vice President, Legal and General Counsel

Executive Compensation Components and Their Objectives

Postmedia’s executive compensation program is comprised of the following compensation components:

o   base salary;

o   annual short-term incentives (annual bonuses);

o   long-term incentives, which include stock options and restricted share units (“RSUs”);

o   pension benefits; and

o   perquisites.

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

(ii) Annual Short-term Incentive Plan (“STIP”)

The STIP represents variable cash compensation. Short-term incentive targets for the NEOs are expressed as a percentage of base salary and are determined based on competitive market practices. The program is designed to attract and motivate executive performance. The Compensation and Pension Committee recommends for approval by the Board the short-term incentive plan design, performance measures, weightings and targets for each fiscal year.

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

For Fiscal 2013, consistent with the prior fiscal year the Board provided the CEO with discretion to recommend an adjustment on incentive bonus payments under the STIP subject to the performance of pre-defined and pre-approved criteria (the “Discretionary Payout”). The Discretionary Payout is subject to Board approval and cannot exceed an established fixed percentage of the overall STIP. The payout is capped at 150% of target (including any Discretionary Payout).

The CEO STIP plan design for Fiscal 2013 remained the same as the prior fiscal year, with the minimum payout threshold set at 80% of performance target. The payout is capped at 150% when performance reaches 120% of target (payouts are graduated proportionately for achievements between 80% and 100% and between 100% and 120% of target).

The plan for the other four NEOs remained the same as the prior fiscal year with the minimum payout threshold set at 85% of performance target. The payout is capped at 150% of target when performance achievement reaches 125% of performance target (payouts are graduated proportionately for achievements between 85% and 100% and between 100% and 125% of target).

In October 2013, the Board approved plan payouts for Fiscal 2013 based upon the level of achievement of targets (established for purposes of the STIP) based on the corporate performance of consolidated operating profit and consolidated digital revenue. The CEO was measured 100% against corporate performance relating to consolidated operating profit before depreciation, amortization, impairment and restructuring, (the “Consolidated Operating Target”). The CFO and two of the NEOs were measured 75% against the Consolidated Operating Target and 25% against consolidated digital revenue. The remaining NEO was measured 15% against the Consolidated Operating Target, 5% against consolidated digital revenue and 80% against similar targets established at individual operating unit levels. The Compensation and Pension Committee sets the targets for the STIP based on the organizational strategic plan and budget. Targets reflect the challenges facing the publishing industry and align with industry trends.

The Consolidated Operating Target and consolidated digital revenue established for the STIP for Fiscal 2013 were $141 million and $108 million, respectively, whereas the actual achievement was $130 million and $92 million, respectively. As permitted by applicable Canadian securities laws, the Company is not disclosing targets for individual operating units on the basis that such disclosure would be seriously prejudicial to the Company’s competitive market position. The level of difficulty in reaching the undisclosed targets is similar to that in meeting the Consolidated Operating Target and consolidated digital revenue. The undisclosed targets for individual operating units apply only to one NEO and represents 27% of such NEOs base salary and STIP.

The short-term incentive award targets and the payout achievement of these targets in Fiscal 2013 for the NEOs of the Company are as follows:

Participant Name	Fiscal 2013 Target Payout (as a % of base salary)	Fiscal 2013 Target Payout ($)	Fiscal 2013 Actual Payout ($)
Paul Godfrey	100%	950,000	579,500

Douglas Lamb	50%	225,000	62,437

Wayne Parrish	50%	237,500	65,906

Gordon Fisher	50%	200,000	71,417

Jeffrey Haar	50%	150,000	41,625

(iii) Long-term Incentive Plans

The Company has an Option Plan and an RSU Plan that are intended to, among other things, attract, motivate and retain certain executive officers and other grantees and align their interests with the interests of Shareholders. The long-term incentive programs are designed to reward performance over a ten year period, and vest over a four year period, and are provided to senior leaders in value driven roles and key contributors who are critical to the organization’s future. (See “Option Plan” and “RSU Plan”).

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

The maximum pension payable under the Pension Plan is as prescribed by the Income Tax Act. The executive officers and all participants contribute an amount of 2.5% of pensionable earnings to the Pension Plan up to the yearly maximum pensionable earnings and 5% thereafter.

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

Messrs. Lamb, Parrish and Haar all participate in the Pension Plan. Mr. Godfrey is not eligible to participate in the Pension Plan because he has exceeded the maximum age to be eligible to participate in the Pension Plan and Mr. Fisher is in receipt of the pension benefit under the Pension Plan.

Defined Benefit Plan Table as of August 31, 2013

Participant Name	Number of Years Credited Service (#)	Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation ($) (2)	Compensatory Change ($) (2)	Non- Compensatory Change ($) (2)	Closing Present Value of Defined Benefit Obligation ($) (2)
		At Year End	At Age 65
Douglas Lamb	1.7	4,500	41,300	22,500	16,400	17,100	56,000

Wayne Parrish	1.8	4,900	24,300	30,200	18,100	19,500	67,800

Jeffrey Haar	1.3	3,600	51,500	8,800	12,700	14,300	35,800

Gordon Fisher (1)	21.3	52,600	52,600	744,700	-	(30,500)	714,200

Notes:

(1)	Mr. Fisher is currently receiving annual benefits under this plan of $52,600 based on an election of joint and survivor pension and credited service of 21.3 years at attainment of the pension benefit.
(2)

An actuarial valuation of the Plan was completed as at December 31, 2012 for funding purposes and these results were extrapolated to August 31, 2013 for accounting purposes. The present value of the obligation was determined using the Projected Unit Credit Method pro-rated on service. Calculations are made based upon a discount rate assumption of 4.70%. Compensatory change consists of normal cost net of employee contributions. Non-compensatory change consists of interest on the present value of the defined benefit obligation and employee contributions. Mr. Fisher’s non-compensatory change is negative as he is no longer making contributions to the Plan; rather his change is due to interest on the present value of the defined benefit obligation, changes to the assumptions and pension payments made to Mr. Fisher under this plan.

Benefits and Perquisites

Although not considered a primary element of the Compensation Program, the Company provides a comprehensive market competitive package of executive level benefits and perquisites for its NEOs. The executive group benefits program includes health, dental, life insurance, wellness, short-term and long-term disability coverage. Perquisites provided to the NEOs consist of car allowances and club memberships, with a car lease available to the CEO. The level of benefits and perquisites are determined based on guidelines that have been established under an executive compensation total rewards framework.

Summary Compensation Table

The following table summarizes the annual compensation provided for services rendered to Postmedia by its NEOs for Fiscal 2013, 2012 and 2011.

Name and Principal Position	Fiscal Year	Salary ($)		Option- Based Awards ($) (6)		Non-Equity Incentive Plan Compensation ($)			Pension Value (1) ($)	All Other Compensation (2) ($)		Total Compensation ($) (6)
						Annual Short- Term Incentive Plans (7)		Long-Term Incentive Plans
Paul Godfrey	2013	950,000		-		579,500		-	-	151,338	(3)	1,680,838
President and	2012	950,000		-		-		-	-	167,832	(3)	1,117,832
Chief Executive	2011	950,000		-		465,500		-	-	170,525	(3)	1,586,025
Officer

Douglas Lamb	2013	450,000		-		62,437		-	16,400	-		528,837
Executive Vice	2012	450,000		-		75,000	(5)	-	8,100	-		533,100
President and	2011	452,207		-		131,250	(5)	-	-	-		583,457
Chief Financial
Officer

Wayne Parrish	2013	475,000				65,906		-	18,100	-		559,006
Chief Operating	2012	475,000		584,000	(8)	-		-	11,800	-		1,070,800
Officer	2011	68,510		-		7,421		-	-	286,980	(11)	362,911

Gordon Fisher	2013	400,000		-		71,417		-	-	400,150	(4)	871,567
President, Pacific	2012	400,000		-		-		-	-	98,670	(4)	498,670
Newspaper Group	2011	400,000		-		72,500		-	-	388,642	(4)	861,142

Jeffrey Haar	2013	300,000				41,625		-	12,700	-		354,325
Executive Vice	2012	193,270	(10)	146,000	(8)	64,000	(9)	-	-	-		403,270
President, Legal	2011	-		-		-		-	-	-		-
and General
Counsel

Notes:

(1)	Refer to the “Pension Plan – Defined Benefit Plan Table as of August 31, 2013” for additional details.
(2)

The value of perquisites and benefits for the NEOs, other than Messrs. Godfrey and Fisher, do not exceed either $50,000 or 10% of the NEOs annual salary, and are therefore not included in All Other Compensation.

(3)	This amount includes entertainment expenses totaling $79,742 (2012 - $107,831) (2011 - $107,474).
(4)	This amount includes a discretionary retention bonus of $366,000 (2012 - $75,000) (2011 - $366,000). The Company may consider similar payments in future years.
(5)	This amount represented a $75,000 discretionary bonus for fiscal 2012. This amount included a $75,000 discretionary bonus for fiscal 2011.
(6)

The total compensation value includes the estimated value of stock options granted during fiscal 2012 as determined using the Black-Scholes option pricing model as this is an acceptable methodology in accordance with International Financial Reporting Standards and is based on various assumptions described below in note 8. Option-Based Awards only represent an estimated value of the stock options granted and do not represent cash received by the NEO. This amount is at risk and may be equal to zero. Accordingly, the total compensation value does not represent the true cash compensation earned by the NEO.

(7)

The annual short-term incentive plan compensation in the above table relating to Fiscal 2013 was accrued in Fiscal 2013 and will be paid in fiscal 2014. The annual short-term incentive plan compensation relating to fiscal 2012 was accrued in fiscal 2012 and paid in Fiscal 2013. The annual short-term incentive plan compensation relating to fiscal 2011 was accrued in fiscal 2011 and paid in fiscal 2012.

(8)

Messrs. Haar and Parrish were granted 50,000 and 200,000 stock options, respectively, on January 26, 2012. The stock options had a grant date fair value of $2.92 which was determined using the Black-Scholes option pricing model. Key assumptions used in the model were a weighted average exercise price of Shares of $6.43, risk free rate of interest of 1.33% based on the Bank of Canada five year benchmark bond yield in effect on the date of grant, dividend yield of nil, a volatility factor of 54% based in part on the volatility of the Company’s Shares and the volatility of the shares of similar companies in the media and publishing industry and an expected life of options of 5 years based partly on contractual terms and a published academic study.

(9)	For fiscal 2012 this amount represented a $64,000 contractual bonus.
(10)	Mr. Haar commenced employment with Postmedia on January 9, 2012. Mr. Haar’s salary on an annualized basis in fiscal 2012 was $300,000.
(11)

Mr. Parrish commenced employment with Postmedia on July 11, 2011. Prior to this date he provided executive services to the Company through his management company, Sport Media Enterprises Inc. Mr. Parrish’s compensation recorded as all other compensation for fiscal 2011 consists entirely of amounts paid to Sport Media Enterprises Inc.

Performance Graph

The graph set out below illustrates the cumulative total return over the period from June 14, 2011 (Postmedia’s listing date on the TSX) to August 31, 2013, of a $100 investment in the Voting Shares and Variable Voting Shares as compared to the S&P / TSX Composite Index.

The year-end values of each investment are based solely on the change in the underlying Share price as no dividends were paid. The calculations exclude brokerage fees and any applicable taxes. Total Shareholder returns from each investment may be calculated from the year-end investment values shown below the graph.

Note:	The data points in the performance graph above reflect the initial investment of $100 on June 14, 2011; the investment’s performance for the period covering June 14, 2011 to August 31, 2011; and the investment’s performance for the years ending August 31, 2012 and 2013.

Pay For Performance

The Corporation evaluates and considers the compensation of the NEOs with a pay for performance perspective. The Compensation and Pension Committee does not base its compensation decisions on the trading price of the Shares of the Company. The Compensation and Pension Committee believes the trading price of the Shares is affected by external factors over which the Company has little or no control and certain of these external factors do not necessarily reflect the operating performance of the Company. Compensation payouts are based on key financial targets that reflect the organizational strategic plan and budgets. Budget targets, set on an annual basis, reflect the significant challenges facing the publishing industry. Compensation plans are working as expected as shown in the “Summary Compensation Table”, indicated by the differentiation in payouts based on achievement of targets.

Further, a portion of the NEOs’ aggregate compensation, as shown in the “Summary Compensation Table”, is composed of option-based awards. Accordingly, long-term compensation for the NEOs is largely dependent on the trading price of the Company’s Shares. In this way, the NEOs compensation is linked to the underlying performance of the Shares and thereby aligned with Shareholder returns.

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

The maximum number of Shares that may be reserved for issuance at any time for the exercise of Options under the Option Plan is 3,000,000 Shares representing 7.5% of the total number of Shares issued and outstanding. As of August 31, 2013, 1,808,000 Options, including 600,000 tandem Options/RSUs, or 60.3% of the number of Options that are reserved for issuance, have been granted under the Option Plan, representing 4.5% of the total number of Shares issued and outstanding. Therefore, there are currently 1,192,000 Options available to be granted under the Option Plan representing 3.0% of the total number of Shares issued and outstanding. All Options will have a fixed exercise price, which shall not be less than the fair market value at the date of grant, being the volume-weighted average closing price of the applicable Shares on the TSX for the five trading days in which the Shares have actually traded immediately preceding such date, or if the Shares are not listed and posted for trading on any stock exchange, the fair market value of the Shares as determined by the Board in its sole discretion (“Fair Market Value”). At the election of a Participant, in lieu of exercising an Option a Participant may instead choose to surrender such Option, in whole or in part, in consideration of (i) the difference between the Fair Market Value on the date of exercise of the Shares subject to the Option and the exercise price for such Option (the “Option Value”) in the form of Shares, or (ii) the Option Value in the form of cash, subject to the consent of Postmedia. The term of any Option shall expire on the tenth anniversary of the date of grant, unless otherwise specified by the Plan Administrator at the time of grant, subject to extension of up to ten business days in the event the expiration of an Option would otherwise occur during or within two business days after the end of a Blackout Period (as such term is defined in the Option Plan). Options (including the rights attached thereto) are non-assignable and non-transferable except through devolution by death. The terms and conditions of Options granted under the Option Plan are subject to adjustments in certain circumstances, at the discretion of the Plan Administrator.

The Option Plan limits insider participation such that: (i) the number of Shares issuable pursuant to the exercise of Options granted to insiders (as such term is used in the TSX Company Manual) of Postmedia under the Option Plan, together with the number of securities issuable to insiders under Postmedia’s other security-based compensation arrangements (as such term is used in the TSX Company Manual), at any time, must not exceed 10% of Postmedia’s issued and outstanding Shares; and (ii) the number of Shares issued to insiders of Postmedia within any one year period pursuant to the exercise of Options, together with the number of securities issued to insiders pursuant to all of Postmedia’s other security-based compensation arrangements, shall not exceed 10% of Postmedia’s issued and outstanding Shares.

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

If, before the expiry of an Option in accordance with the terms thereof, a Change of Control (as such term is defined in the Option Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as such term is defined in the Option Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within sixty days after an act of Constructive Dismissal (as such term is defined in the Option Plan), the Participant’s Options become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding Options shall be replaced with similar options of the entity resulting from the transaction on substantially the same terms and conditions as the Options, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Plan Administrator may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control. In the event the Plan Administrator accelerates the vesting of any outstanding Options provided at least 10 days’ notice has been provided to an Optionee (as such term is defined in the Option Plan), all vested Options, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control. If, for any reason, the transaction that would result in a Change of Control is not completed, the Plan Administrator may cause the acceleration of exercise periods of any Options or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of Options to be retracted and the vesting of such Options to revert to the manner provided in the applicable Option grant document, unless such Options have already been exercised.

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

RSU Plan

The RSU Plan provides for the grant of the right to acquire any number of fully paid and non-assessable Shares, as applicable, in accordance with the terms of the RSU Plan (“RSUs”) to Participants, being current part-time or full-time officers, employees or consultants of Postmedia or certain related entities. The maximum aggregate number of Shares issuable pursuant to RSUs outstanding at any time under the RSU Plan shall not exceed 600,000 Shares. Effective July 13, 2010, Postmedia granted 600,000 RSUs to Mr. Godfrey as part of the tandem Options/RSUs (“Tandem Award”) described under “— Employment Agreements - President and Chief Executive Officer” and, as a result, there are currently no RSUs available to be granted under the RSU Plan.

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

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth information related to Options held by the NEOs as at August 31, 2013 (to which there has been no change to November 15, 2013):

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)(6) (#)		Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the- Money Options (3) ($)	Number of Shares that have not Vested (#)		Market or Payout Value of Share-based Awards that have not vested ($)

Paul Godfrey	400,000	(2)	9.85	July 13, 2020	-	120,000	(4)	177,600	(5)

Douglas Lamb	200,000		9.85	July 13, 2020	-	-		-

Wayne Parrish	200,000		6.53	January 26, 2022	-	-		-

Gordon Fisher	200,000		9.85	July 13, 2020	-	-		-

Jeffrey Haar	50,000		5.68	January 26, 2022	-	-		-

Notes:

(1)	Includes both vested and unvested Options.
(2)	Does not include Mr. Godfrey’s Tandem Award, which has been reflected in the share-based awards column and is described in notes 4 and 5 below.
(3)

This column contains the aggregate value of the in-the-money vested and unvested unexercised Options as of August 31, 2013, computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding August 31, 2013, of $1.48 for the Voting Shares and $1.58 for the Variable Voting Shares. None of the Options issued to the NEOs are currently in-the-money as the exercise price is currently in excess of the value of both the Voting Shares and Variable Voting Shares. The Options have not been and may never be exercised and the actual gain, if any, on exercise will depend on the value of the Voting Shares or Variable Voting Shares on the date of such exercise.

(4)

This represents the portion of RSUs under Mr. Godfrey’s Tandem Award that have not yet vested, with the assumption that Mr. Godfrey would exercise his RSUs under the Tandem Award. The Tandem Award is further described in “Employment Agreements – President and Chief Executive Officer”.

(5)

The weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2013, of $1.48 for the Voting Shares was used to value Mr. Godfrey’s unvested Tandem Award.

(6)

The class of Shares that underlie a particular Option is determined based on the citizenship for the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of an Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of an Option. All NEOs hold Options exercisable for Voting Shares, except for Mr. Haar who holds Options exercisable for Variable Voting Shares.

Value Vested or Earned During the Year

The following table summarizes the value of Share-Based Awards and Option-Based Awards that would have been realized by each NEO during Fiscal 2013 if the Share-Based Awards and Option-Based Awards that vested in Fiscal 2013 had been exercised on their vesting date:

Name	Option-Based Awards - Value Vested During the Year ($) (1)	Share-Based Awards - Value Vested During the Year ($) (2)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($) (3)
Paul Godfrey	-	187,200	579,500

Douglas Lamb	-	-	62,437

Wayne Parrish	-	-	65,906

Gordon Fisher	-	-	71,417

Jeffrey Haar	-	-	41,625

Notes:

(1)    For Messrs. Godfrey, Lamb and Fisher the value of the Options granted which vested in Fiscal 2013 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of July 13, 2013 of $1.56 for the Voting Shares. For Messrs. Parrish and Haar the value of the Options granted which vested in Fiscal 2013 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of January 26, 2013 of $2.03 for the Voting Shares and $1.77 for the Variable Voting Shares. None of the Options issued to the NEOs were in-the-money on the vesting dates during Fiscal 2013 as the exercise price was in excess of the value of a Voting Share and Variable Voting Share. The Options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Voting Shares and Variable Voting Shares on the date of such exercise.

(2)    One-fifth of the Tandem Award granted in 2010, which equals 120,000 RSUs, vested on July 13, 2013. The value of the Tandem Award which vested in Fiscal 2013 was computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding July 13, 2013 of $1.56 for the Voting Shares. Mr. Godfrey has not yet exercised either the vested Options or vested RSUs associated with this Tandem Award and for purposes of this disclosure we have assumed Mr. Godfrey will exercise the RSUs. The Options associated with this Tandem Award will expire upon the tenth anniversary of the exercise date, and the RSUs will not expire. There are no exercise prices for RSUs issued under the RSU Plan.

(3)    These amounts are also shown in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation”.

Employee Share Purchase Plan

The Employee Share Purchase Plan (“ESPP”) was adopted in 2011 and has not yet been made available to employees. If implemented, all union and non-union permanent full time and permanent part-time employees of the Corporation, Postmedia Network Inc. or any affiliated company approved by the Board would be permitted to participate in the ESPP, subject to certain exclusions (including those employees who have been granted Options and those employees who are resident in the United States).

Under the terms of the ESPP, eligible employees of the Corporation who elect to participate shall contribute at least 1% of their annual base salary (excluding bonus, commission and overtime pay), up to a maximum on an annual basis equal to the lesser of (i) 5% of the employee’s annual base salary (excluding bonus, commission and overtime pay) and (ii) $8,000. The Corporation will match all contributions made by the employee by either contributing cash to be used by the administrative agent of the ESPP to purchase Shares on behalf of the employee or issuing Shares from treasury, in each case having a value equal to 25% of an employee’s contribution up to an annual maximum of $2,000 per employee. The Shares issued by, or purchased with contributions from, the Corporation will be issued to the employee within, or be subject to a vesting period of, 12 to 18 months following the employee contribution, respectively. The Corporation may also make additional contributions for any employee or group of employees in the Board’s discretion.

Both employee and employer contributions are used to acquire Shares on behalf of the employee through either issuances from treasury, open market purchases or a combination of both. Market purchases under the ESPP are made at the market price on the TSX. If employee contributions are used to purchase Shares from treasury, Shares are issued at the average 30-day closing price on the TSX and the corresponding employer shares are issued at the same price. If employee shares are acquired through open market purchases, corresponding employer shares are issued at the same price.

Employees may withdraw their Shares that are subject to the ESPP, subject to certain employer contribution vesting provisions. An employee’s participation in the ESPP terminates if he or she becomes disabled, retires, dies, is no longer eligible for the ESPP or the plan is terminated. On such terminations, all Shares (both vested and unvested) of the employee subject to the ESPP may be transferred as directed by the employee or sold. An employee’s participation in the ESPP also terminates if he or she is placed on layoff and all recall rights have been exhausted, or his or her employment is terminated. On such terminations, or if the employee terminates his or her participation in the plan, only those vested Shares of the employee subject to the ESPP may be transferred as directed by the employee or sold (and the employee will not be entitled to receive the unvested Shares). The right to participate in the ESPP may not be assigned or transferred.

The maximum number of Shares that may be issued from treasury under the ESPP is 800,000 Shares. As of the date hereof, no Shares have been issued in respect of the ESPP.

The maximum number of Shares that may be issued from treasury to insiders (as such term is defined in the Securities Act (Ontario)) within any one year period and issuable at any time under the ESPP and all other security based compensation arrangements is 10% of the total number of outstanding Shares on a fully diluted basis.

The Board reserves the right at any time, subject to any regulatory or stock exchange approval that may be required, to amend the ESPP without prior notice to or approval by Shareholders provided, however, that no amendment or modification shall adversely affect the rights and interests of a participant’s Shares allocated to his or her account under the ESPP prior to the date of such amendment. Examples of circumstances where the Board may make amendments without Shareholder approval include, without limitation, amendments that would: (a) make housekeeping or clerical changes; (b) clarify any provision in the plan; (c) ensure compliance with applicable laws, regulations or policies of any governmental authority or relevant stock exchange; (d) change the class of participants eligible to participate in the plan; and (e) change the terms and conditions of any financial assistance which may be provided by the Corporation to the participants to facilitate the purchase of Shares under the ESPP, or adding or removing any provisions providing for such financial assistance. No amendment to the ESPP requiring the approval of the Shareholders of the Corporation under any applicable securities laws or requirements (including without limitation the TSX rules and policies) shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of Shareholders shall be required for: (a) any amendment to the provisions of the amendment provision of the ESPP; (b) a reduction in the price at which Shares are issued under the ESPP that benefits an insider of the Corporation; (c) any amendment to remove or to exceed the insider participation limit; and (d) any increase in the maximum number of Shares issuable under the ESPP.

Employment Agreements

President and Chief Executive Officer

On July 13, 2010, Mr. Godfrey entered into an employment agreement with Postmedia Network Inc. with an expiry date of August 31, 2014, the term of which agreement was extended as of June 7, 2013 to December 31, 2016. The employment agreement for Mr. Godfrey provides him with an annual base salary of $950,000 and an annual cash incentive target opportunity of 100% of his base salary, based on full achievement of the targets (as discussed in “Statement of Executive Compensation – Annual Short-Term Incentive Plan”) as fixed by the Board, with enhanced eligibility for up to an additional 50% of Mr. Godfrey’s base salary, based on exceeding the plan target fixed by the Board by 20% or more (together with prorated amounts for achieving between 80% and 120% of the targets). Pursuant to the terms of the agreement, Mr. Godfrey subscribed for $1,000,000 of Voting Shares at a price of $9.26 per share (which shares are currently held in a trust for the benefit of certain members of Mr. Godfrey’s family). In addition, Mr. Godfrey received Options (as defined under “Option Plan”) to acquire 400,000 Voting Shares exercisable at a price of $9.85 per share and a grant of an additional 600,000 tandem Options/RSUs (an “RSU” defined under “RSU Plan”). These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. Upon the exercise of an Option, Mr. Godfrey will, upon payment of the exercise price, receive one Share in accordance with the terms of the Option Plan. Upon exercise of an RSU, Mr. Godfrey will receive one Share without payment of additional consideration, however Mr. Godfrey may request in writing upon exercising his vested RSUs, subject to the consent of Postmedia, to receive the Fair Market Value of the Shares in cash in accordance with the terms of the RSU Plan. In no event will Mr. Godfrey receive more than 600,000 share entitlements (either in the form of Shares or the value of a Share, as applicable) in respect of the Tandem Award. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of the employment agreement.

Mr. Godfrey is entitled to receive various employee benefits and perquisites. The employment agreement provides that if Mr. Godfrey’s position is terminated without cause by Postmedia Network Inc. or by Mr. Godfrey for “good reason”, Mr. Godfrey will be paid an amount equal to the base salary that would have been payable to him until the expiry of the term of his employment agreement as if it had not been terminated. Mr. Godfrey’s termination clause also provides for an amount equal to the average of annual cash incentive bonuses paid to Mr. Godfrey for each fiscal year of Postmedia Network Inc. during which Mr. Godfrey was employed with Postmedia Network Inc. prorated for any partial year to the expiry of the term, together with continuation of benefits, perquisites and allowances to which Mr. Godfrey was entitled at the date of termination for the same period. In the event of a termination of Mr. Godfrey’s employment by reason of incapacity, Mr. Godfrey is entitled to the base salary and benefits, perquisites and allowances to which he was entitled at the date of termination to the end of the term. Mr. Godfrey’s employment agreement also includes non-competition and non-solicitation covenants effective during the term of employment and post-termination (until the later of 12 months following termination and the entirety of the term of the agreement) in favour of Postmedia Network Inc. The agreement provides that Mr. Godfrey’s position is intended to be full-time and exclusive, subject only to the reasonable fulfillment of his responsibilities in connection with his other positions as approved by Postmedia Network Inc. from time to time. Mr. Godfrey is not eligible for any pension and/or post retirement income from Postmedia Network Inc.

Other Executive Employment Agreements

The employment agreements for each of Messrs. Lamb, Parrish, Fisher and Haar (each, an “Executive”) provide each such Executive with an initial annual base salary ranging from $300,000 to $475,000, subject to annual review by Postmedia Network Inc., and each Executive is eligible for an annual cash incentive target opportunity of 50% of such Executive’s base salary, with an opportunity to achieve up to 75% if financial performance is 125% of budget. The awarding of incentives will be based on the financial performance of the Company. See “Statement of Executive Compensation – Incentive Plan Awards”

Each of the Executives is eligible to participate in the Option Plan and is entitled to receive various employee benefits and perquisites. Pursuant to the terms of their respective employment agreements, Messrs. Lamb and Parrish exercised rights to subscribe for $200,000 of Shares and Mr. Fisher exercised his right to subscribe for $500,000 of Shares, each at a price of $9.26 per share. With the exception of Mr. Lamb’s employment agreement, the employment agreements provide that, if the Executive’s position is terminated without cause by Postmedia Network Inc., they will be paid a lump sum severance payment equivalent to (a) one month’s base salary for each year of service they have completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months), and (b) one month of the Executive’s average annual bonus for each full year of service that they have completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months). Mr. Lamb’s employment agreement provides that if his position is terminated without cause by Postmedia Network Inc. or due to a change in control prior to July 13, 2014, he will be paid a lump sum severance payment equivalent to one and a half times his base salary plus bonus and car allowance, with a minimum payment of $1,034,100. If Mr. Lamb’s employment is terminated without cause by Postmedia Network Inc., or due to a change in control subsequent to July 13, 2014 and the Company has not made available to him a supplemental pension plan, he will be paid a lump-sum severance payment equivalent to two times his base salary, bonus and car allowance, with a minimum payment of $1,378,800. Mr. Lamb will also continue to receive benefits for a period of 18 months. The Executives’ employment agreements also include non-competition and non-solicitation covenants in favor of Postmedia Network Inc. effective during the term of employment and for a minimum of six months following termination, in the case of the non-competition covenant, and a period of twelve months following termination, in the case of the non-solicitation covenant.

Termination and Change of Control Benefits

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause and termination due to incapacity. The payments are calculated as at August 31, 2013. For additional Information, see “Employment Agreements”.

Name	Compensation Component	Estimated Incremental Payments For Termination Without Cause ($)	Estimated Incremental Payments Due To Incapacity ($)
Paul Godfrey (1)	Base Salary	3,166,667	3,166,667
	STIP	1,022,519	-
	Unvested Tandem Award	177,600	177,600
	Unvested Options	-	-
	Continuation of Benefits	627,830	627,830

		4,994,616	3,972,097

Douglas Lamb (2)	Base Salary	1,034,100	-
	Unvested Options	-	-
	Continuation of Benefits	14,941	-

		1,049,041	-

Wayne Parrish (3)	Base Salary	712,500	-
	Unvested Options	-	-
	STIP	49,430	-

		761,930	-

Gordon Fisher (4)	Base Salary	800,000	-
	Unvested Options	-	-
	STIP	71,417	-

		871,417	-

Jeffrey Haar (5)	Base Salary	450,000	-
	Unvested Options	-	-
	STIP	79,219	-

		529,219	-

Notes:

(1)

In the event of the resignation by Mr. Godfrey of his employment due to “good reason” (as defined in his employment contract), Mr. Godfrey will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described above. Mr. Godfrey will not be entitled to any additional Options or RSUs after his termination date, but all existing Options and his Tandem Award will continue to vest in accordance with the provisions of the relevant plan. The Company has calculated the value of the unvested Tandem Award, based on the assumption Mr. Godfrey would exercise RSUs. The unvested RSUs as at August 31, 2013 totalled 120,000. For purposes of computing the value of the Tandem Award and the Options under the Option Plan, the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2013 of $1.48 for the Voting Shares was used. Using a value for a Voting Share of $1.48, the value of Mr. Godfrey’s vested Tandem Award (which amount is not reflected in the above table) would be $710,400. Under the Option Plan, all of Mr. Godfrey’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value for a Voting Share of $1.48, the value of Mr. Godfrey’s vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Godfrey’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $1.48, would be nil.

(2)

In the event of the resignation by Mr. Lamb of his employment due to a change in control (as defined in his employment contract), Mr. Lamb will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described above. Under the Option Plan, all of Mr. Lamb’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $1.48 at August 31, 2013, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Lamb’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $1.48, would be nil. If Mr. Lamb is terminated subsequent to July 13, 2014 and the Company has not made available to him a supplemental pension plan, he will receive an increase with respect to the base salary component of his estimated incremental payments for termination without cause of $344,700.

(3)

Under the Option Plan, all of Mr. Parrish’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $1.48 at August 31, 2013, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Parrish’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $1.48, would be nil. Subsequent to August 31, 2013, Mr. Parrish’s employment agreement was amended to revise his “without cause” termination clause from a minimum of 18 months to 24 months and to provide for continuation of benefits for 24 months. These changes will result in an increase of $273,897 to his estimated incremental payments for termination without cause.

(4)

Under the Option Plan, all of Mr. Fisher’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $1.48 at August 31, 2013, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Fisher’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the above table), using a value of $1.48, would be nil.

(5)

Under the Option Plan, all of Mr. Haar’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Variable Voting Share of $1.58 at August 31, 2013, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Haar’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $1.58, would be nil. Subsequent to August 31, 2013, Mr. Haar’s employment agreement was amended to provide for continuation of benefits for a minimum of 18 months to a maximum of 24 months. This change will result in an increase of $14,940 to his estimated incremental payments for termination without cause.

Except for those payments to Mr. Godfrey described in note 1 to the table above, no incremental payments to the NEOs are triggered upon the event of resignation for “good reason”.

Except for those payments to Mr. Lamb described in note 2 to the table above and the ability of the Board, at its discretion, to accelerate the vesting of unvested Options and unvested RSUs, no incremental payments to the NEOs are triggered upon a change in control of the Company.

Director Compensation

Annual Fees

The compensation of any director of Postmedia (other than any members of management who receive no compensation for serving on the Board or as described in this section) has been structured so that at least one-half of such compensation is equity-based. As executive Interim Chairman Mr. Godfrey receives no compensation for serving on the Board, however a non-executive Chairman of the Board is entitled to receive an annual fee of $270,000. A director who serves as the chair of the Audit Committee or the Compensation and Pension Committee receives an annual fee of $170,000 and a director who serves as the chair of any other committee receives an annual fee of $150,000. Each director who is not the Chairman of the Board or the chair of a committee of the Board is entitled to be paid an annual fee of $120,000, and each director who is not the Chairman of the Board receives an additional fee of $10,000 in respect of each Board committee on which the director serves but does not chair. The Lead Director, if any, is not entitled to any additional compensation as a result of assuming the Lead Director role. Directors do not receive a fee for each meeting attended unless it is determined by the Board that an extraordinary number of meetings are being held. With the exception of fees paid to Ms. Peverett in Fiscal 2013, annual fees for all of the directors are paid 50% (or at the election of a particular director, a greater percentage) in the form of a grant of DSUs (as defined below) and the balance in cash. To avoid a disproportionate number of DSUs being granted to Ms. Peverett relative to the Initial Directors (as defined below) as a result of the significant change in the value of DSUs issued to the Initial Directors, the annual fees paid to Ms. Peverett for the period on which she served on the Board in Fiscal 2013 were paid solely in cash.

For any director who was appointed prior to, or within 90 days following, the acquisition date of July 13, 2010, and Hugh F. Dow (the “Initial Directors”), the first three years of DSUs, representing 50% of the annual fees, were granted as of July 13, 2010 and vested in three equal installments over three years in advance of each such year. Due to the extensive work that was required to be performed by the Initial Directors in Postmedia’s first fiscal year, these directors received one year’s additional remuneration in the form of DSUs, which vested in three equal installments over three years, in advance of each such year, and are subject to a performance threshold based on Postmedia achieving an EBITDA (as that term is defined in the applicable Board resolution) of $201.8 million in any one fiscal year. On January 11, 2012, the threshold was adjusted from $220.0 million to reflect the impact of the divestiture of the Victoria Times Colonist, Lower Mainland Publishing Group and Vancouver Island Newspaper Group

on Postmedia’s consolidated operating profit before amortization, depreciation, impairment and restructuring. The performance threshold has not been met as of August 31, 2013.

DSUs totaling 385,627 are outstanding and fully vested as at August 31, 2013 under the DSU Plan, with the Value of a Share (as such term is defined in the DSU Plan) used to determine the number of DSUs granted. “Value of a Share” means the five-day weighted average closing price of the Voting Shares or Variable Voting Shares, as applicable for the five trading days in which the applicable Shares have actually traded, or, if the applicable Shares are not trading on the TSX, on the relevant day, the Value of a Share on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board; however, in the event that the applicable Shares are not listed and posted for trading on any stock exchange, the value of a Share shall be the fair market value thereof as determined by the Board in its sole discretion. During Fiscal 2013, the Company paid $707,429 in cash payments to its directors and issued no DSUs as compensation (as described in the “Director Compensation Table” below) to its directors. During Fiscal 2013 the Company settled Mr. Emerson’s 21,320 DSUs for cash consideration of $43,247 and settled Mr. Osborne’s 41,117 DSUs for cash consideration of $75,260 upon the cessation of their respective directorships. Further, Mr. Emerson’s 14,213 DSUs subject to performance criteria and Mr. Osborne’s 27,411 DSUs subject to performance criteria were cancelled upon the cessation of their respective directorships as such performance criteria was not satisfied.

Director Compensation Table

The following table describes the compensation that was paid by the Corporation to its non-employee directors during the year ended August 31, 2013. During Fiscal 2013, Ms. Peverett did not receive any DSUs as she received 100% of her annual fees in cash (see “Director Compensation – Annual Fees”) and no other director elected to receive more than 50% of their annual fees in DSUs (for more detail on this election see “Director Compensation – DSU Plan”). Mr. Godfrey does not receive any compensation for serving as a director of the Corporation. His compensation for serving as President and CEO is included under the “Summary Compensation Table”. The total compensation received by the Corporation’s non-employee directors in Fiscal 2013 was approximately $0.7 million.

Name	Fees Earned (1) ($)	Fees Granted in DSUs ($)	All Other Compensation ($)	Total ($)
Ronald W. Osborne(2)	82,174	-	-	82,174

Charlotte Burke	70,000	-	-	70,000

Hugh F. Dow	70,000	-	-	70,000

Jane Peverett (4)	54,783	-	-	54,783

David Emerson(3)	25,472	-	-	25,472

John Paton	80,000	-	-	80,000

Graham Savage	90,000	-	-	90,000

Steven Shapiro	65,000	-	-	65,000

Peter Sharpe	80,000	-	-	80,000

Robert Steacy	90,000	-	-	90,000

Total	707,429	-	-	707,429

Notes:

(1)	Except with respect to Ms. Peverett, fees earned consist only of those fees paid in cash for the year ended August 31, 2013 which represent 50% of the annual fees and 50% of the annual fees paid to directors were paid in the form of DSUs. See “Director Compensation – Annual Fees” and “DSU Plan”. For more information on Ms. Peverett’s compensation, please see note (4) of this table.
(2)	Ronald Osborne ceased to be a director of the Company effective April 9, 2013. Upon cessation of his directorship, payment was made in respect of Mr. Osborne’s DSUs that were not subject to performance criteria (see “Director Compensation – Annual Fees”).
(3)	David Emerson ceased to be a director of the Company effective January 10, 2013. Upon cessation of his directorship, Mr. Emerson received payment for DSUs that were not subject to performance criteria (see “Director Compensation – Annual Fees”).
(4)	Jane Peverett commenced directorship with the Company effective April 10, 2013. Ms. Peverett’s fees earned on an annual basis are $140,000.
(5)	John Paton ceased to be a director of the Company effective November 4, 2013. On November 19, 2013, Mr. Paton received payment for DSUs that were not subject to either market criteria or performance criteria.(see “Director Compensation – DSU Plan”).

DSU Plan

Postmedia has adopted the DSU Plan for the benefit of its non-employee directors. Under the DSU Plan, except as otherwise specified by the Board, non-employee directors of Postmedia are required to elect to receive at least 50% (and may elect to receive up to 100%) of their annual fees satisfied in the form of DSUs, and may receive additional grants of DSUs under the DSU Plan from time to time in accordance with the terms of the DSU Plan. The number of DSUs to be credited to a director will be calculated on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the Value of a Share (as such term is defined in the DSU Plan) on such date. The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by Postmedia) DSUs will be paid out in cash. The DSUs are generally non-transferrable. Whenever cash dividends or distributions are paid on the Shares, additional DSUs will be credited to directors. The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

The table below sets forth information related to DSUs held by Postmedia’s directors as at August 31, 2013, based on the year of grant:

Director (5)	Fiscal Year Granted	Vesting conditions (1)	# of DSUs granted	# of DSUs that vested during the year	Value of DSUs vested during the year ($)	# of DSUs that were vested as of the end of the year	Value of DSUs vested as of the end of the year ($) (4)

Charlotte Burke	2011	No criteria Performance	21,320 14,213	- -	- -	21,320 14,213	31,554 21,035

Hugh F. Dow	2011	No criteria Performance	21,320 14,213	- -	- -	21,320 14,213	31,554 21,035

John Paton (2)	2010	No criteria Market Performance	19,796 100,000 13,198	- - -	- - -	19,796 100,000 13,198	29,298 148,000 19,533

Graham Savage	2010	No criteria Performance	27,411 18,274	- -	- -	27,411 18,274	40,567 27,046

Steven Shapiro	2012 2011 2010	No criteria Performance No criteria Performance No criteria Performance	2,489 - 4,949 - 19,797 13,198	- - - - - -	- - - - - -	2,489 - 4,949 - 19,797 13,198	3,684 - 7,325 - 29,300 19,533

Peter Sharpe	2012 2011 2010	No criteria Performance No criteria Performance No criteria Performance	3,063 - 6,091 - 24,366 16,244	- - - - - -	- - - - - -	3,063 - 6,091 - 24,366 16,244	4,533 - 9,015 - 36,062 24,041

Robert Steacy	2010	No criteria Performance	27,411 18,274	- -	- -	27,411 18,274	40,567 27,046

Summary
Total - No Criteria			178,013	-	-	178,013	263,459
Total - Subject to Market Criteria			100,000	-	-	100,000	148,000
Total - Subject to Performance Criteria			107,614	-	-	107,614	159,269

Total Outstanding			385,627	-	-	385,627	570,728

Notes:

(1)	Certain of the DSUs noted in this column as “Performance”, are subject to performance criteria requiring Postmedia to achieve a specified EBITDA threshold as defined in “Director Compensation – Annual Fees”. As noted earlier, the performance threshold has not been met as of August 31, 2013.

(2)	Market DSUs were issued to Mr. Paton on July 13, 2010 in recognition of his enhanced director role and are subject to the achievement of market criteria whereby the Fair Market Value of a Voting Share must be equal to, or greater than, $9.85. Based on the criteria for the Market DSUs, Mr. Paton would not have been able to exercise his Market DSUs as at August 31, 2013, even though they are fully vested, as the Fair Market Value of a Voting Share was not equal to or greater than $9.85. Mr. Paton resigned his position as director effective November 4, 2013. On November 19, 2013, the Company settled Mr. Paton’s 19,796 DSUs for cash consideration of $29,056. Further Mr. Paton’s 13,198 DSUs subject to performance criteria and 100,000 DSUs subject to market criteria were cancelled as such performance criteria and market criteria were not satisfied.
(3)	Based on the vesting criteria as per the “DSU Plan”.
(4)	The value of the DSUs vested as of the end of the year, are computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2013 of $1.48 for the Voting Shares.
(5)	As noted under “Director Compensation—Annual fees”, fees paid to Ms. Peverett for the period on which she served on the Board in Fiscal 2013 were paid solely in cash.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary of securities issued and issuable under all equity compensation plans of Postmedia as at November 15, 2013:

	# of Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	# of Shares remaining available for future issuance under equity compensation plans
Option Plan approved by Shareholders (3)	1,800,000 (1)	$8.71	1,200,000	(4)
RSU Plan approved by Shareholders (3)	600,000 (2)	-	-
ESPP Plan approved by Shareholders (3)	-	-	800,000	(5)

Notes:

(1)	Includes 600,000 of Tandem Options issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the Options the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration.
(2)	Includes 600,000 of Tandem RSUs issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the RSUs, the corresponding number of Tandem Options will be automatically forfeited by Mr. Godfrey for no consideration.
(3)	See “Option Plan”, RSU Plan” and “Employee Share Purchase Plan” for a description of the Option Plan, RSU Plan, and ESPP, respectively.
(4)	This amount is based on there being a maximum of 3,000,000 Shares authorized for issuance under the Option Plan.
(5)	The maximum number of Shares that may be issued from treasury under the ESPP is 800,000 Shares. As of the date hereof, no Shares have been issued in respect of the ESPP.

C. Board Practices.

Postmedia is required to have a minimum of three directors and a maximum of 15 directors.

The Board has adopted a majority voting policy in director elections that will apply at any meeting of Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chair of the Board promptly following the applicable Shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominating Committee will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable Shareholders’ meeting, the Board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered. A copy of the majority voting policy may be found on the Postmedia website at www.postmedia.com.

The table set forth below identifies the names and residences of the persons proposed to be nominated for election by Shareholders as directors, their current positions with Postmedia, the date when they first became a director of Postmedia and their principal occupations. Mr. Osborne ceased being a director of the Corporation upon his passing on April 9, 2013. On April 18, 2013, Mr. Godfrey was appointed Interim Chairman of the Board. On October 24, 2013, Mr. Sharpe was appointed Lead Director of the Board. On November 4, 2013, Mr. Paton resigned his position as Director. All of the nominees are currently directors of Postmedia and have been elected for a term ending on the date of the Meeting, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause. Each director elected will hold office for a term expiring at the close of the next annual meeting.

Director	Director / Executive Officer Since
Paul Godfrey Toronto, Ontario, Canada	April 26, 2010

Charlotte Burke Toronto, Ontario, Canada	September 20, 2010

Hugh F. Dow Toronto, Ontario, Canada	January 6, 2011

Jane Peverett Vancouver, British Columbia, Canada	April 10, 2013

Graham Savage Toronto, Ontario, Canada	July 12, 2010

Steven Shapiro New York, New York, United States	July 12, 2010

Peter Sharpe Toronto, Ontario, Canada	June 17, 2010

Robert Steacy Toronto, Ontario, Canada	July 14, 2010

None of the directors listed above are party to a service contract with the Company providing for benefits upon termination of employment.

Details relating to the Company’s Audit Committee

Audit Committee Charter

The text of the Audit Committee’s charter as at October 24, 2013 is attached hereto as Exhibit 1.3. The Audit Committee’s charter was revised on October 24, 2013 to make minor administrative changes, remove redundancies, replace references to generally accepted accounting principles with references to the International Accounting Standards issued by the International Accounting Standards Board to be consistent with the Corporation’s practices and more clearly define the obligations of the Audit Committee in respect of the review of certain documents which include financial information.

Composition of the Audit Committee

The members of the Corporation’s Audit Committee are:

Robert Steacy (Chairperson)	Independent(1)	Financially literate(2)
Charlotte Burke	Independent(1)	Financially literate(2)
Jane Peverett	Independent(1)	Financially literate(2)
Graham Savage	Independent(1)	Financially literate(2)

Notes:

(1)	Pursuant to Canadian Law, a member of an audit committee is Independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities as a member of the Audit Committee are set forth below:

•

Robert Steacy (Chair) – Prior to his retirement in 2005, Mr. Steacy was the Executive Vice President and Chief Financial Officer of Torstar Corporation and had been its senior financial officer for 16 years. In that capacity, he was responsible for overseeing all financial functions of that corporation (including all financial reporting, budgeting, tax, treasury functions and internal audit). Mr. Steacy has been a Chartered Professional Accountant since 1976 (Institute of Chartered Professional Accountants of Ontario) and currently sits on the Boards of Directors of Cineplex Inc. and Domtar Corporation. He also currently serves as chair of the audit committees for each of Cineplex Inc. and Domtar Corporation. Mr. Steacy has previously served as chair of the audit committees for each of Domtar Inc. and Somerset Entertainment Income Fund and sat on the audit committee of Canadian Imperial Bank of Commerce and Alliance Atlantis Communications Inc. He earned his B.Comm from Queens University in 1973.

•	Charlotte Burke – Ms. Burke holds a Master of Business Administration from Harvard Business School and a Bachelor of Business Administration in Accounting from Acadia University.

•

Jane Peverett - Ms. Peverett was President and Chief Executive Officer of the British Columbia Transmission Corporation (BCTC) having previously served as its Chief Financial Officer. Ms. Peverett was also President and Chief Executive Officer of Union Gas Limited having previously served as its Chief Financial Officer. Ms. Peverett currently sits on the audit committee of Canadian Imperial Bank of Commerce and acts as chair of the Encana Corporation audit committee. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a fellow of the Society of Management Accountants.

•

Graham Savage – Mr. Savage has 38 years of experience in the finance and investment industry, including seven years as Chief Financial Officer of a major public company. He has been a member of many board audit committees, many of which he chaired. Mr. Savage holds an undergraduate degree and an M.B.A. from Queen’s University.

The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of the financial statements of Postmedia;

•	the compliance by Postmedia with legal and regulatory requirements in respect of financial disclosure;

•	the qualification, independence and performance of the independent auditor;

•	the assessment, monitoring and management of the financial, reporting and compliance risks involved with Postmedia’s business;

•	the enterprise risk management process; and

•	the performance of the Executive Vice-President & Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Executive Vice President & Chief Financial Officer and other financial senior management, other employees and the Board concerning accounting, auditing and risk management matters.

All members of the Audit Committee are independent and “financially literate” as contemplated by the rules of the Canadian Securities Administrators. When considering criteria for determinations of financial literacy, Audit Committee members must be able to read and understand financial statements of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by our consolidated financial statements.

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor regarding financial reporting) for the purposes of preparing audit reports and performing other audit, review or attest services. The Audit Committee has the authority to approve significant non-audit relationships with the independent auditor and the terms of and fees for audit and non-audit engagements. The Audit Committee assesses the independence of the independent auditor and the independent auditor’s other relationships with Postmedia and reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comment by the independent auditor regarding financial reporting and internal controls.

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

Please see Item 16.C Principal Accountant Fees and Services for the fees billed by the Corporation’s external auditors for fiscal 2013 and fiscal 2012 for audit, non-audit related services and tax services provided to the Corporation.

The Audit Committee has unrestricted access to our personnel and documents and to the independent auditor. The Audit Committee has primary oversight responsibility for our financial reporting and internal controls. It meets to review and discuss the annual and quarterly financial statements and accompanying management’s discussion and analysis and recommend their approval to the Board. However, it is not the responsibility of the Audit Committee to determine that our financial statements are complete and accurate and in accordance with IFRS, which is the responsibility of senior management, or to plan and conduct audits of the financial statements, which is the responsibility of the independent auditor.

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

The Audit Committee charter provides that the Audit Committee is to meet at least quarterly and is to meet separately with senior management periodically, and with the independent auditor as appropriate. The Audit Committee will also meet in-camera at each of its meetings.

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

Role of the Compensation and Pension Committee

The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Sharpe and Steacy. The Compensation and Pension Committee is composed entirely of independent directors. Members of the Compensation and Pension Committee have gained relevant skills and experience with respect to their responsibilities for executive compensation through holding a variety of senior executive management roles, including, for certain members, as CEO of a business with the Human Resources and Finance functions reporting directly to them. In connection with their past roles, most Compensation and Pension Committee members have managed and implemented a variety of compensation policies and programs. The Compensation and Pension Committee regularly reports to the Board in carrying out its responsibilities and duties relating to compensation matters of the Company. The Compensation and Pension Committee holds in-camera sessions exclusive of management including directors who are members of management and consults with independent advisors in respect of compensation matters (see “Compensation Governance – Role of the Independent Consultant”).

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

As part of the executive compensation review, the Compensation and Pension Committee makes recommendations to the Board on compensation levels and incentive plan awards for each of the NEOs based on the guiding principles described below, with particular reference to performance measures. The following outlines the principal responsibilities of the Committee with respect to compensation matters:

•

Review and make recommendations to the Board of Directors in consultation with the CEO or Lead Director, as applicable, at least annually, the long-term goals and objectives of the Company which are relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives, determine and recommend to the independent directors for approval the CEO’s compensation based on that evaluation, and report to the Board of Directors thereon. In determining the CEO’s compensation, the Compensation and Pension Committee shall consider the Company’s performance, the value of similar incentive awards to chief executive officers at comparable companies, the CEO’s existing employment contract and the awards given to the CEO in past years, with a view to maintaining a compensation program for the CEO at a fair and competitive level, consistent with the best interests of the Company.

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

•	Review all executive compensation packages with annual cash compensation in excess of $300,000;

•

Review and make recommendations to the Board of Directors at least annually with respect to compensation of directors, the Chairman and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming;

•

Fix and determine (and, as it determines to be appropriate, delegate the authority to fix and determine) awards (and the vesting criteria thereof) to employees of stock or stock options or other awards pursuant to any of the Company’s equity-based plans now or from time to time in effect or otherwise as permitted by applicable legislation, regulatory requirements and policies and exercise such other power and authority as may be permitted or required under those plans;

•

Review the efficacy of incentive compensation programs (including short-term and long-term incentive plans), and equity-based compensation programs for the Company’s directors, officers and employees, including share ownership guidelines and, when necessary, make recommendations to the Board of Directors regarding, the role and design thereof;

•	Review the financial implications of the Company’s senior compensation plans, including post-retirement benefits and supplemental employee retirement plan and funding thereto, if any;

•

Review the potential results of its senior compensation programs under a wide variety of scenarios to ensure the Committee has an understanding of the linkage between Shareholder interests and senior management payouts;

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

Risk Mitigation

The Compensation and Pension Committee follows corporate governance rules and principles in reviewing and determining the executive compensation policies and programs. The Compensation and Pension Committee recognizes that the business and competitive environment in which the Company operates requires a balanced level of risk-taking to promote growth and achieve the expected financial performance required to provide Shareholders with good returns. The Compensation and Pension Committee is aware that compensation programs, policies and practices should not encourage senior executives to take excessive and unnecessary risks. The Compensation and Pension Committee monitors this on an ongoing basis by reviewing compensation arrangements to ensure that executives do not make short-term decisions that could be detrimental to long-term Shareholder returns. The Compensation and Pension Committee reviews the performance-based compensation for senior executives and in doing so, reviews the compensation mix of base salary to short-term and long-term incentives. The Company promotes acceptable risk taking through the use of performance targets for its short-term incentive plan which has predefined payout thresholds. Risk is mitigated under long-term incentives through the grant of stock options that have vesting provisions. Long-term incentives reward executives for taking a balanced focus on long-term performance and the achievement of long-term goals over a ten year period. The Compensation and Pension Committee is satisfied that current programs, policies and practices, combined with the risk compliance reviews of the organization, promote acceptable risk taking with appropriate and reasonable incentive compensation and has not identified any risks that are reasonably likely to have a material adverse effect on the Company.

Hedging Policy

The Company has a policy of prohibiting its employees from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange traded funds, that are designed to hedge or offset a decrease in market value of securities of Postmedia held, directly or indirectly, by such employees, including equity securities granted as compensation. Such policy is contained in the Company’s Timely Disclosure and Confidentiality Policy.

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

Fees paid to Hugessen in Fiscal 2013 and Fiscal 2012 pertaining to professional consulting services on NEO benchmarking, total compensation performance metrics and analysis of short-term and long-term incentive plans were as follows:

Year	Executive Compensation Related Fees	All Other Fees
Fiscal 2013	139,907	10,706

Fiscal 2012	85,125	-

Executive Compensation Guiding Principles

The executive compensation philosophy is based on the following guiding principles:

•

Creating compensation programs with appropriate levels of pay for performance (pay at risk) to inspire behaviors that drive Postmedia’s business strategy and generate financial results that align with Shareholder interests;

•

Creating a total compensation package that is attractive to leaders, proportional to the executives contribution, and fair to stakeholders within the context of financial and non-financial total rewards;

•	Creating compensation programs that are consistent with market practices both in terms of value and design, while considering internal value and fit;

•

Delivering compensation and performance management programs that focus on building line of sight between rewards and the desired/expected behaviors, actions and results that drive a strong return on investment at the organization level, and striving for clarity and transparency of these programs with the goal of simplifying them where possible; and

•

Ensuring good governance by developing compensation programs that do not encourage excessive risk taking with accountability for design and administration held by appropriate internal stakeholders (including input from external experts) and appropriate oversight by the Compensation and Pension Committee and the Board.

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

Competitive Benchmarking

In July 2013, the Compensation and Pension Committee requested that Hugessen assist the Committee by reviewing the competitiveness of the compensation levels for the NEO’s, using a comparator group of publicly listed companies.

Hugessen assessed the NEOs compensation levels’ competitiveness by using the comparator group of companies developed and approved by the Compensation and Pension Committee in October 2012. This comparator group of companies was selected, generally using the following four screening criteria:

Comparator Group Criteria
Primary Listing	Toronto Stock Exchange
Geographic Location	Headquartered in Canada
Industry Classification	Media
Financial Criteria	Latest Total Enterprise Value between approximately $400 million and $2.5 billion

The screening identified the following ten companies:

•	AIMIA
•	Astral Media Inc.
•	Cineplex Inc.
•	Cogeco Cable Inc.
•	Corus Entertainment Inc.
•	Glacier Media Inc.
•	Mood Media Corporation
•	Torstar Corporation
•	TVA GROUP Inc.
•	Yellow Media Limited

The compensation review focused on the total direct compensation (“TDC”) composed of base salary, short-term incentives and long-term incentives received by the NEOs. For benchmarking purposes, Hugessen matched the CEO and CFO positions with the counterparts of the comparator companies. For the other NEO positions, Hugessen matched these positions based on their TDC ranking. Following a review of the benchmarking report, the Committee decided to leave the compensation levels of the CEO, CFO and the other NEOs unchanged.

D. Employees

As of August 31, 2013, the Corporation employed 3,291 full time equivalent employees. Approximately 36% of the Corporation’s employees are unionized under 26 separate collective bargaining agreements as of August 31, 2013. In general, the Corporation’s collective bargaining agreements cover operations at individual locations, rather than multiple locations. The Corporation is currently in negotiations with four bargaining units, covering the equivalent of 217 full-time employees, regarding expired agreements and one bargaining unit with respect to a first collective bargaining agreement for a newly certified bargaining unit. In addition, the Corporation has 14 collective bargaining agreements that cover approximately 400 full-time employees that will expire on December 31, 2013. The Corporation’s remaining agreements will expire in 2014 and 2015, with the exception of one agreement that will expire in 2017.

E. Share Ownership

The table set forth below identifies the name and residence of those individuals who are directors and NEOs of the Corporation, their current positions or offices with the Corporation, and the number of Shares, Options, DSUs and RSUs beneficially owned, directly or indirectly, or under their direction or control as of November 15, 2013:

Name and Residence	Position with the Corporation	Number of Shares beneficially owned, directly or indirectly (#)	Number of Options, (13) DSUs and RSUs beneficially owned, directly or indirectly (#)	Percentage of Shares Owned in Respect of Particular Class (%)(12)
Paul Godfrey Toronto, Ontario, Canada	Interim Chairman, Director, President and Chief Executive Officer	108,000 Voting Shares(8) plus 800,000 Voting Shares that underlie the Options and RSUs that have vested to date.	400,000 Options plus 600,000 Tandem Options / RSUs (1)(10)	40.65%

Charlotte Burke(2)(5)(6)	Director	-	35,533 DSUs(11)	**
Toronto, Ontario, Canada

Hugh F. Dow(3)(5)(6)	Director	-	35,533 DSUs(11)	**
Toronto, Ontario, Canada

Jane Peverett (2)(4)(6)	Director	-	- DSUs(14)	**
Vancouver, British Columbia,
Canada

Graham Savage(2)(3)(6)	Director	-	45,685 DSUs(11)	**
Toronto, Ontario, Canada

Steven Shapiro(4)(7)	Director	-	40,433 DSUs(11)	**
New York, New York, United
States

Peter Sharpe(3)(4)(6)	Lead Director	25,000 Voting Shares	49,764 DSUs(11)	1.12%
Toronto, Ontario, Canada

Robert Steacy(2)(3)(6)	Director	-	45,685 DSUs(11)	**
Toronto, Ontario, Canada

Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	21,600 Voting Shares plus 160,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	8.13%

Wayne Parrish Toronto, Ontario, Canada	Chief Operating Officer	21,600 Voting Shares plus 80,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	4.55%

Gordon Fisher Toronto, Ontario, Canada	President, Pacific Newspaper Group	4,632 Voting Shares plus 160,000 Voting Shares that underlie the Options that have vested to date. 70,453 Variable Voting Shares(9)	200,000 Options	7.37%

Jeffrey Haar Toronto, Ontario, Canada	Executive Vice President, Legal and General Counsel	20,000 Variable Voting Shares that underlie the Options that have vested to date	50,000 Options	**

** denotes a percentage of Share ownership less than 1%

Notes:

(1)

Mr. Godfrey received a grant of 600,000 tandem Options/RSUs. These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. 480,000 of the tandem Options/RSUs have vested. The Options and RSUs have and will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of Mr. Godfrey’s employment agreement. See Item 6.B Compensation – Employment Agreements—President and Chief Executive Officer.

(2)	Members of the Audit Committee.
(3)	Members of the Compensation and Pension Committee.
(4)	Members of the Corporate Governance and Nominating Committee.
(5)	Members of the Digital Oversight Committee.
(6)	Independent member of the Board.
(7)

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its executive committee. Certain investment funds for which GoldenTree serves as investment advisor beneficially own or exercise control and direction over 13,732,337 Variable Voting Shares of the Corporation as at November 15, 2013 (see “Item 7 – Major Shareholders and Related Party Transactions”). Steve Tananbaum is the Chief Investment Officer of Goldentree Asset Management LP.

(8)	These Voting Shares are held by the Paul and Gina Godfrey Sons Family Trust, of which Mr. Godfrey is a trustee.
(9)	54,000 of these Variable Voting Shares are held by the Gordon Fisher Family Trust, of which Mr. Fisher is a trustee.

(10)	600,000 Voting Shares, in the aggregate, are reserved for issuance under both the Option Plan and RSU Plan in respect of these tandem options/RSUs.
(11)

Except as specified by the Board, 50% of the annual fees paid to directors are paid in the form of DSUs. For all directors, with the exception of Ms. Peverett, the first three years of DSUs, representing 50% of the annual fees for those first three years, vested in three equal installments over three years in advance of each such year. In anticipation of the extensive work that was performed by the Initial Directors in Postmedia’s first fiscal year, these directors have received one year’s additional remuneration in the form of DSUs, which vested in three equal installments over three years, in advance of each such year, and are subject to a performance threshold. See Item 6.B Compensation – Director Compensation—Annual Fees. In addition, to the extent a director has elected to receive in excess of 50% of his or her annual fees in the form of DSUs, such excess DSUs vest on the date of grant.

(12)	The total number of outstanding Shares used to calculate this percentage includes those Shares underlying the Options and RSUs that have vested as of November 15, 2013.
(13)

The class of Shares in which a particular Option is exercisable has been determined based on the citizenship of the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of their Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of their Option. All Options in respect of the CEO, CFO and NEOs are exercisable for Voting Shares, with the exception of Mr. Haar whose options are exercisable for Variable Voting Shares.

(14)	As previously noted, Ms. Peverett has not been granted any DSUs as all of her fees in respect of Fiscal 2013 were paid solely in cash.

Share Ownership Guidelines

The Board has adopted share ownership guidelines for directors. Each director is required to acquire Shares having a value of three times the base annual director fees, which at this time amounts to $360,000. Directors are expected to achieve this level of ownership within five years from the date they became directors. Directors may apply DSUs towards this minimum equity ownership requirement, but only to the extent that such DSUs have vested. Directors who are nominated by a Shareholder pursuant to a nominating agreement with the Company may apply Shares held by such nominating Shareholder and its affiliates towards this minimum share ownership requirement. To determine whether a director has met this minimum share ownership level, Shares and DSUs will be valued at the greater of: (a) their value at the time of acquisition or grant; and (b) the current market price of the applicable Shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table shows, as of November 15, 2013, the persons or companies who, to the actual knowledge of the Corporation, beneficially own, or control or direct, directly or indirectly, Shares of the Corporation carrying 5% or more of the Shares in each class.

Variable Voting Shares
Name	Number and Class of Shares Owned, Controlled or Directed	Percentage of Shares Owned
GoldenTree Asset Management LP	13,732,337 Variable Voting Shares	35.01%
Silver Point Capital L.P.	7,448,530 Variable Voting Shares	18.99%
Invesco Canada Ltd.	3,526,531 Variable Voting Shares	8.99%
Citibank Canada	3,500,000 Variable Voting Shares	8.92%
Voting Shares
Name	Number and Class of Shares Owned, Controlled or Directed	Percentage of Shares Owned
Electronic Rights Defence Committee	189,479 Voting Shares	19.30%
The Paul And Gina Godfrey Sons Family Trust	108,000 Voting Shares	11.00%

In addition to the 13,732,337 Variable Voting Shares referenced above, GoldenTree acquired an additional 1,600,000 Variable Voting Shares on November 20, 2013, increasing their Shares held to 15,332,337 Variable Voting Shares representing 39.1% of the outstanding Variable Voting Shares.

The Voting Shares held by Electronic Rights Defence Committee, are held on behalf of its unnamed and widely dispersed members and are related to a former Canadian class action lawsuit which had asserted claims against Canwest LP.

B. Related Party Transactions

Consulting Agreement

John Paton, formerly a director of Postmedia, entered into a consulting agreement with Postmedia pursuant to which he assisted with the implementation of Postmedia’s digital first strategy, which agreement expired on August 31, 2012. In addition to the standard compensation of directors of the Corporation, Mr. Paton received an additional monthly fee of $12,500, payable solely in cash, and 100,000 DSUs granted on July 13, 2010 which vested in three equal installments over three years, in advance of each such year, and may be redeemed only if the Value of a Share, as defined in the DSU plan, is at least a minimum price at the time of redemption. Mr. Paton resigned on November 4, 2013 and at the time of his resignation the value of a share did not meet the minimum price therefore the 100,000 DSUs granted will not be paid out.

On July 13, 2010, Postmedia entered into a registration rights agreement and a nominating agreement with GoldenTree, a principal Shareholder of Postmedia. See Item 10.C – Material Contracts.

Other than as disclosed in this annual report, to the knowledge of the directors and executive officers of Postmedia, no “informed person” or any associate or affiliate of any informed person, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with us since September 1, 2011 or has any such interest in any proposed transaction that has materially affected or would materially affect Postmedia or our subsidiaries.

C. Interests of experts and counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please refer to the Company’s audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011, attached hereto as Exhibit 15.1.

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

B. Significant Changes.

Not applicable.

ITEM 9.  THE OFFER AND LISTING

A. Offer and listing details.

The outstanding Voting Shares and Variable Voting Shares of the Corporation trade on the TSX under the symbols “PNC.A” and “PNC.B”, respectively. The following table sets forth the reported high and low prices and the trading volume for the periods indicated:

PNC.A

Month	Toronto Stock Exchange
	High	Low	Volume
September 2012	$1.68	$1.40	170
October 2012	$2.38	$1.65	4,960
November 2012	$2.31	$2.00	100
December 2012	$2.05	$1.99	2,700
January 2013	$2.05	$2.05	-
February 2013	$2.05	$1.75	7,900
March 2013	$1.75	$1.30	1,395
April 2013	$1.30	$1.30	-
May 2013	$1.50	$1.30	523
June 2013	$1.50	$1.50	1,300
July 2013	$1.50	$1.50	-
August 2013	$1.50	$1.50	6,213

PNC.B

Month	Toronto Stock Exchange
	High	Low	Volume
September 2012	$1.75	$1.15	14,514
October 2012	$2.40	$1.50	14,110
November 2012	$2.00	$1.46	62,700
December 2012	$2.06	$1.90	3,622,702
January 2013	$2.05	$1.75	341,854
February 2013	$1.90	$1.65	1,184,365
March 2013	$1.80	$1.60	941,214
April 2013	$2.03	$1.66	98,250

Month	Toronto Stock Exchange
	High	Low	Volume
May 2013	$2.03	$1.80	11,160
June 2013	$1.80	$1.55	92,338
July 2013	$1.70	$1.70	-
August 2013	$1.80	$1.75	11,200

B. Plan of Distribution.

Not applicable.

C. Markets.

The Company’s Voting Shares and Variable Voting Shares trade on the TSX.

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

No further changes have been made to the Company’s Articles. The Company’s Articles do not place any restrictions on the business that the Company may carry on.

On October 24, 2013, the Board approved the adoption of By-Law No.3, amending Postmedia’s By-Law No. 1 (the “By-Law Amendment”) to require advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the CBCA; or (b) a Shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the By-Law Amendment fixes a deadline by which holders of record of Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company. In the case of an annual meeting of Shareholders, notice to the Company must be provided not less than 30 days and not more than 65 days prior to the date of the annual meeting. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be provided no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

A copy of the By-Law Amendment was filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 25, 2013. Pursuant to the provisions of the CBCA, the By-Law Amendment will cease to be effective unless ratified and confirmed by a resolution passed by a simple majority of the votes cast by Shareholders at the upcoming annual and special meeting of Shareholders to be held on January 9, 2014.

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

Authorized Capital - General

The Corporation’s authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Corporation is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares. As of November 15, 2013, there were 981,861 Voting Shares and 39,227,758 Variable Voting Shares issued and outstanding. A summary of the rights attaching to the Voting Shares and Variable Voting Shares are set forth below.

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

Conversion

An issued and outstanding Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of the Corporation or the holder, if (a) such Variable Voting Share is not or ceases to be beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more Non-Canadians, unless such Variable Voting Share resulted from the exercise of a voluntary election to convert a Voting Share into a Variable Voting Share, or (b)(i) the foreign ownership restrictions of the Tax Act are repealed and not replaced with other similar restrictions in the Tax Act or other applicable legislation and (ii) there is no Canadian federal or provincial law applicable to the Corporation prescribed for the purposes of subsection 46(1) or paragraph 174(1)(c) of the CBCA or any other similar provision in the CBCA or the CBCA Regulations.

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

Shareholder Rights Plan

The Postmedia Rights Plan was entered into on November 8, 2010 and was ratified by Shareholders at the annual and special meeting of the Corporation on February 24, 2011. Shareholders will be asked to consider and, if deemed advisable, reconfirm the Postmedia Rights Plan at the annual and special meeting of the Corporation to be held on January 9, 2014, which reconfirmation would extend the Postmedia Rights Plan through to the annual Shareholders’ meeting to be held in 2017.

The following is a summary of the key features of the Postmedia Rights Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Postmedia Rights Plan, the full text of which is available on the SEDAR website at www.sedar.com. on the EDGAR website at www.sec.gov. (Capitalized terms used in this section not otherwise defined herein have the meaning attributed to them in the Postmedia Rights Plan).

Issuance of Rights

One Right has been issued by Postmedia in respect of each Voting Share and Variable Voting Share outstanding at the Effective Time and will continue to be issued in respect of each Voting Share and Variable Voting Share issued thereafter and prior to the earlier of the Separation Time (defined below) and the Expiration Time. Under the Postmedia Rights Plan, the Rights are confirmed and Postmedia confirms its authorization to continue the issuance of new Rights for each Voting Share and Variable Voting Share issued. Each Right entitles the registered holder thereof to purchase from Postmedia one Voting Share or Variable Voting Share, as the case may be. The exercise price under the Postmedia Rights Plan is an amount equal to three times the market price, from time to time, per Voting Share or Variable Voting Share, as the case may be. The Rights are not exercisable until the Separation Time. If a Flip-In Event (defined below) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, the number of Voting Shares or Variable Voting Shares, as applicable, having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to ten times the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price.

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

Beneficial Ownership

In general, a Person is deemed to Beneficially Own Voting Shares or Variable Voting Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Postmedia Rights Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or is under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (i) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering or private placement of securities; or (ii) pursuant to a pledge of securities in the ordinary course of the pledgee’s business), including Voting Shares into which Variable Voting Shares held by a citizen or subject of Canada are convertible pursuant to the Corporation’s Constating Documents and the share provisions contained therein; provided, however, that a Non-Canadian who holds Variable Voting Shares will not be deemed to be the “Beneficial Owner” of, have “Beneficial Ownership” of or “Beneficially Own” any Voting Shares into which the Variable Voting Shares owned by such Person are convertible.

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

Institutional Shareholder Exemptions from Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional investors acting in the ordinary course of business. These exemptions apply to: (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities law, provided, however, that for greater certainty, Investment Manager does not include a hedge fund, a private equity fund or similar fund or entity or any Person who manages any of the foregoing; (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Pension Fund or Plan”) registered under applicable law; (iv) a Person who is a Pension Fund or Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or (v) a Crown agent or agency. The foregoing exemptions only apply so long as the Investment Manager, the Trust Company, the Plan Trustee, the Pension Fund or Plan, the Statutory Body or the Crown agent or agency is not then making or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or Variable Voting Shares or other securities pursuant to a distribution by Postmedia or by means of ordinary market transactions.

A Person will not be deemed to “Beneficially Own” a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Pension Fund or Plan with the same Plan Trustee as another Person or Pension Fund or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Pension Fund or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

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

Expiration

The Postmedia Rights Plan was approved by the Shareholders at the annual and special meeting of Shareholders on February 24, 2011, and will remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights will terminate pursuant to the Postmedia Rights Plan) and the termination of the annual meeting of Postmedia Shareholders in the year 2014 unless at or prior to such meeting the Independent Shareholders ratify the continued existence of the Postmedia Rights Plan. As such, Shareholders will be asked to consider and, if deemed advisable, reconfirm the Postmedia Rights Plan at the annual and special meeting of the Corporation to be held on January 9, 2014.

C. Material Contracts

First-Lien Notes Indenture

On August 16, 2012, Postmedia Network Inc. issued $250 million in aggregate principal amount of First-Lien Notes. The First-Lien Notes were issued under an indenture dated as of August 16, 2012 with Computershare Trust Company of Canada, as trustee and as collateral agent and Postmedia Network Canada Corp. as guarantor. The First-Lien Notes are secured on a first-priority basis by substantially all of the assets of Postmedia Network Inc. (other than the ABL Collateral then owned or thereafter acquired by Postmedia Network Inc. and the guarantors thereunder) (the “First-Lien Notes Collateral”) and on a second-priority basis by the ABL Collateral. The First-Lien Notes indenture contains covenants that, among other things, restrict the issuer’s ability to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into certain transactions with affiliates, alter the businesses it conducts, enter into agreements restricting its subsidiaries’ ability to pay dividends and consolidate, merge or sell all or substantially all of its assets. The proceeds from the issuance of the First-Lien Notes were used to repay amounts then outstanding under the Corporation’s previous Term Loan Facility of $238.3 million (US$240.0 million).

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

The ABL Facility is secured on a third-priority basis by the First-Lien Notes Collateral (as defined below) and on a first-priority basis by the ABL Collateral. The proceeds of the loans under the ABL Facility are permitted to be used to finance the working capital needs and general corporate purposes of Postmedia Network Inc. and any subsidiaries. As at August 31, 2013, no amounts were drawn under the ABL Facility.

On August 8, 2012, Postmedia entered into a first amendment of its ABL Credit Agreement in order to clarify certain provisions with respect to the First-Lien Notes and amend the provision entitled “Sale and Leaseback Transactions”.

The ABL Facility terminates on July 13, 2014. There can be no assurance that Postmedia will be able to refinance the ABL Facility on attractive terms, or at all. See “Risk Factors - We may not be able to refinance our ABL Facility on attractive terms, or at all” in the Corporation’s MD&A, attached hereto as Exhibit 15.2.

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

The Asset Purchase Agreements dated as of October 18, 2011, in respect of the Glacier Transaction

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

Disposition

For purposes of the following discussion, we have assumed that our shares will remain listed on the TSX. A U.S. holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of our shares in the open market unless the shares constitute “taxable Canadian property” to the holder thereof and the U.S. holder is not entitled to relief under the Treaty. Our shares will constitute taxable Canadian property to a U.S. holder if, at any time during the 60 month period preceding the disposition, the U.S. holder or persons with whom the U.S. holder did not deal at arm’s length alone or together owned 25% or more of the issued shares of any class or series of our capital stock, and more than 50% of the fair market value of such shares was derived, directly or indirectly, from any one or a combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil rights law rights in, property described in any of (i) to (iii), whether or not that property exists. Notwithstanding the foregoing, in other specific circumstances, including where shares were acquired for other securities in a tax-deferred transaction, our shares could be deemed to be taxable Canadian property.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 15d-15 under the U.S. Securities Exchange Act of 1934, or the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of August 31, 2013, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

To evaluate the effectiveness of the Corporation’s internal control over financial reporting, management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Corporation’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2013.

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

Changes in Internal Control Over Financial Reporting

During the fiscal year ended August 31, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 15T.  CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Postmedia’s board of directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Each of Mr. Steacy, Ms. Burke, Ms. Peverett and Mr. Savage has been determined to by the board to be an audit committee financial expert. Each of Mr. Steacy, Ms. Burke, Ms. Peverett and Mr. Savage are “independent” under Canadian securities law.

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

ITEM 16B.  CODE OF ETHICS

Postmedia has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of our Company, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and is further available on SEDAR at www.sedar.com. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Postmedia assets and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls, auditing matters and breaches of the Code of Business Conduct and Ethics. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains formal confirmation of compliance with the Code of Business Conduct and Ethics annually from directors, officers and a group of senior managers from across the Company that includes employees at the vice president level or above.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board (or a Committee to whom that authority has been delegated), while any waiver for all other employees may only be made by the President and CEO.

In order to help ensure that directors exercise independent judgement in considering any transaction or agreement in which a director or executive officer has a material interest, any director or executive officer with such an interest is expected to declare the interest and would generally not be present for any discussion or vote regarding the matter.

The Code of Business Conduct and Ethics was filed as exhibit 99.2 to the Company’s form 6-K, filed with the SEC on October 25, 2013.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees billed by the Corporation’s external auditors for Fiscal 2013 and Fiscal 2012 for audit and non-audit related services provided to the Corporation and its subsidiaries are as follows:

Year	Audit Fees	Audit Related Fees	Tax Fees
Fiscal 2013	$714,000	$78,460(1)	$7,000
Fiscal 2012	$715,000	$316,990(2)	$ -

Notes:

(1)

Includes fees incurred in connection with the audit of the Corporation’s pension plan financial statements, fees incurred with respect to specified procedures on internal controls, fees incurred in connection with matters pertaining to the Ontario Securities Commission and Canadian Public Accountability Board fees.

(2)

Includes fees incurred in connection with the offering memorandum for the Company’s First-Lien Notes which was completed August 16, 2012, fees incurred in connection with the Company’s transition to International Financial Reporting Standards, fees incurred in connection with the audit of the Pension Plan financial statements and fees incurred with respect to specified procedures on internal controls.

There were no other fees billed by the Corporation’s external auditors for the years ended August 31, 2013 and 2012 that do not fit into the categories presented in the table above.

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

ITEM 16F.  CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 20-F.

Exhibit No.	Description of Exhibit
1.1.1	(i) Certificate and Articles of Incorporation and Amendment of Postmedia Network Inc., previously filed as Exhibit 2.1.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.1.2	(ii) By-laws of Postmedia Network Inc., previously filed as Exhibit 2.1.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.2.1	(i) Certificate and Articles of Incorporation and Amendment of Postmedia Network Canada Corp., previously filed as Exhibit 2.2.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.2.2	(ii) By-laws of Postmedia Network Canada Corp., previously filed as Exhibit 2.2.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.3.1	By-law No. 3 of the by-laws of Postmedia Network Canada Corp., previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 25, 2013 and incorporated by reference herein.

1.3†	Charter of the Audit Committee of Postmedia Network Canada Corp., dated as of October 24, 2013.

2.1	Senior Secured Notes Indenture, dated as of July 13, 2010, relating to the 12.50% Senior Secured Notes due 2018, among Postmedia Network Inc., Postmedia Network Canada Corp., The Bank of New York Mellon as Trustee and BNY Trust Company of Canada, as Collateral Agent, previously filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.2	Form of 12.50% Senior Secured Initial Note (included as Exhibit A-1 to Exhibit 2.1)

2.3	Intercreditor Agreement, dated as of July 13, 2010, among Morgan Stanley Senior Funding, Inc., as ABL collateral agent, JPMorgan Chase Bank, N.A., as term loan collateral agent and BNY Trust Company of Canada as notes collateral agent, previously filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.4	Intercreditor Agreement, dated as of July 13, 2010, among JPMorgan Chase Bank, N.A. as term loan collateral agent and BNY Trust Company of Canada, as notes collateral agent, previously filed as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.5	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors named thereto, The Bank of New York Mellon as trustee and BNY Trust Company of Canada as collateral agent, previously filed as Exhibit 4.6 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.6	Grant of Security Interest in Trademarks Rights, dated as of July 13, 2010 among Postmedia Network Inc. and BNY Trust Company of Canada as collateral agent, previously filed as Exhibit 4.7 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.7	Shareholder Rights Plan Agreement, dated as of November 8, 2010, between Postmedia Network Canada Corp. and Computershare Investor Services Inc. as Rights Agent, previously filed as Exhibit 4.8 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.8*	Senior Secured Notes Indenture, dated as of August 16, 2012, among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as Guarantor, Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent.

2.9*	Form of 8.25% Senior Secured Initial Note (included as Exhibit A-1 to Exhibit 2.9)

4.1	Revolving Credit Agreement, dated as of July 13, 2010, among Postmedia Network Inc., Postmedia Network Canada Corp., Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent, co-syndication agent, joint collateral agent and paying agent, JPMorgan Chase Bank, N.A., as co-syndication agent, Wells Fargo Capital Finance Corporation Canada, as joint collateral agent and co-documentation agent, Royal Bank of Canada, as co-documentation agent, and the lenders party thereto, with Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities Inc. as joint lead arrangers and joint bookrunners, previously filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.2	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, previously filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.3	Grant of Security Interest in Trademark Rights, dated as of July 13, 2010, between Postmedia Network Inc. and Morgan Stanley Senior Funding, Inc., previously filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.4	Nominating Agreement, dated as of July 13, 2010, between Postmedia Network Canada Corp. and GoldenTree Asset Management LP., previously filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.5	Registration Rights Agreement, dated as of July 13, 2010 between Postmedia Network Canada Corp. and GoldenTree Asset Management LP., previously filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.6	Agreement among Postmedia Network Inc., Sport Media Enterprises Inc. and Wayne Parrish, dated July 21, 2010, previously filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.7	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., LMP Publication Limited Partnership and GVIC Communications Corp., previously filed as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F filed on November 28, 2011 and incorporated by reference herein.

4.8	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., TC Publication Limited Partnership and GVIC Communications Corp., previously filed as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F filed on November 28, 2011 and incorporated by reference herein.

4.9	First Amendment to Revolving Credit Agreement, dated as of August 8, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp., Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent, co-syndication agent, joint collateral agent and paying agent and the other lenders party thereto; previously filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed on November 23, 2012 and incorporated by reference herein.

4.10*	Pledge and Security Agreement, dated as of August 16, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp. and Computershare Trust Company of Canada.

4.11*	Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Morgan Stanley Senior Funding, Inc. as ABL Collateral Agent, Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp.

4.12*	Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp.

8.1	Subsidiaries of the Registrants, previously filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

9.1	Code of Business Conduct and Ethics of Postmedia Network Canada Corp., previously filed as Exhibit 99.2 to the Registrant’s Form 6-K filed on October 25, 2013 and incorporated by reference herein.

12.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Paul Godfrey)

12.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Douglas Lamb)

13.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Paul Godfrey)

13.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Douglas Lamb)

15.1†	Consolidated financial statements of the registrant for the years ended August 31, 2013, 2012 and 2011.

15.2†	Management’s Discussion and Analysis of the registrant for the years ended August 31, 2013, 2012 and 2011.

†	Filed herewith.
*	Incorporated by reference to the Registrant’s Form 6-K filed on August 20, 2012.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Postmedia Network Canada Corp. REGISTRANT

	By:	/s/ Paul Godfrey
Paul Godfrey

Dated: November 27, 2013		President and Chief Executive Officer