Form 20-F
period 2014-08-31
Postmedia Network Canada Corp.
filed 2014-11-26
CIK 1515805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2014

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

365 Bloor Street East, 12th Floor

Toronto, Ontario Canada M4W 3L4

(416) 383-2300

(Address, of each of the registrants’ principal executive offices)

Douglas Lamb, Executive Vice President and Chief Financial Officer

365 Bloor Street East, 12th Floor

Toronto, Ontario Canada M4W 3L4

Phone: (416) 383-2300 Fax: (416) 443-6046

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

944,719 Class C voting shares and 39,264,900 Class NC variable voting shares outstanding as of August 31, 2014

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

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

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

Except as otherwise indicated or the context otherwise requires in this annual report, for periods prior to the Acquisition, references to the “Corporation”, the “Company”, “we”, “us” and “our” refer to Canwest LP and its consolidated subsidiaries; and for periods following the Acquisition, those terms refer to Postmedia Network Canada Corp. and, if the context requires, Postmedia Network Inc.

The Corporation was incorporated under the Canada Business Corporations Act, which is referred to as the “CBCA”. The Corporation’s principal executive offices are located at 365 Bloor Street East, 12th Floor, Toronto, Ontario, Canada, M4W 3L4 and its telephone number at that address is (416) 383-2300. The Corporation’s website is located at http://www.postmedia.com. Information about the Corporation is included on its website. The Corporation’s website and the information contained on its website are not part of this report.

Glossary of Terms

In this annual report, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders.

“ABL Collateral” means the accounts receivable, cash and cash equivalents, inventory and related assets of Postmedia Network Inc. and Postmedia Network Canada Corp., which constitute collateral for the New ABL Facility on a first-priority basis, for the First-Lien Notes on a second-priority basis and for the Second-Lien Notes on a third-priority basis.

“ABL Facility” has the meaning ascribed to such term in “Item 10.C Material Contracts – ABL Facility.”

“Acquisition” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Acquisition.”

“Acquisition Consideration” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Acquisition.”

“annual report” means this annual report on Form 20-F.

“Board” or “Board of Directors” means the board of directors of Postmedia Network Canada Corp.

“Business Day” means a day on which banks are open for business in Toronto, but does not include a Saturday, Sunday or a holiday in the Province of Ontario.

“Canso” has the meaning ascribed to such term in “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

“CBCA” means the Canada Business Corporations Act.

“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

“Canadian GAAP” or “CGAAP” means generally accepted accounting principles in accordance with Part V of the Handbook of the Canadian Institute of Chartered Accountants.

“Canwest Global” means Canwest Global Communications Corp., a corporation incorporated under the laws of Canada and the indirect parent company of Canwest LP.

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

“Disposed Properties” has the meaning ascribed to such term in “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

“dollars” or “$” means Canadian dollars.

“DSU” means a right to receive, on a deferred basis, an amount of money subject to and in accordance with the terms of the DSU Plan, credited to a Member (as such term is defined in the DSU Plan) and reflected as an entry in a Member’s DSU Account (as such term is defined in the DSU Plan) in accordance with the DSU Plan.

“DSU Plan” means the deferred share unit plan of the Corporation dated as of July 13, 2010, as amended thereafter.

“EDGAR” means the Electronic Data-Gathering, Analysis and Retrieval system of the US Securities and Exchange Commission.

“First-Lien Notes” means the 8.25% Senior Secured Notes due 2017 issued by Postmedia Network Inc. on August 16, 2012 pursuant to the terms and conditions of the First-Lien Notes indenture.

“First-Lien Notes Collateral” means substantially all the assets of Postmedia Network Inc. and Postmedia Network Canada Corp. (other than ABL Collateral) and certain customary exclusions, which constitutes collateral for the First-Lien Notes on a first-priority basis, Second-Lien Notes on a second-priority basis and for the New ABL Facility on a third-priority basis.

“First Supplemental Indenture” has the meaning ascribed to such term in “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

“Fiscal” means the twelve month period ending on August 31 of such year.

“Glacier Transaction” has the meaning ascribed to such term in “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

“GoldenTree” means GoldenTree Asset Management LP.

“IFRS” means generally accepted accounting principles in accordance with Part I of the Handbook of the Canadian Institute of Chartered Accountants. IFRS as applied by the Corporation is in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“LP Entities” means Canwest Publishing Inc./Publications Canwest Inc., Canwest Books Inc., Canwest (Canada) Inc. and Canwest LP.

“MD&A” means Postmedia Network Canada Corp’s management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012, attached hereto as Exhibit 15.2.

“National Post” means the daily national newspaper published by the Corporation.

“New ABL Facility” has the meaning ascribed to such term in “Item 10.C Material Contracts – ABL Facility.”

“Non-Canadian” has the meaning ascribed to such term in “Item 10.B Memorandum and Articles of Association – Voting Shares.”

“Notes Subscription Receipts” has the meaning ascribed to such term in “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

“Option” means the right to purchase Voting Shares or Variable Voting Shares, as applicable, under the Option Plan.

“Option Plan” means the stock option plan of the Corporation dated as of July 13, 2010.

“PES” has the meaning ascribed to such term in “Item 4.B Business Overview – General.”

“PIA” has the meaning ascribed to such term in in “Item 4.B Business Overview – General.”

“Plan” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Acquisition.”

“Postmedia” or “PNCC” means Postmedia Network Canada Corp. and, if the context requires, its subsidiary, Postmedia Network Inc.

“Postmedia Rights Plan” means the Shareholder rights plan agreement entered into between Postmedia and Computershare Investor Services Inc., as rights agent.

“Prospectus” means the Canadian non-offering prospectus filed by Postmedia on June 7, 2011.

“Purchase Agreement” has the meaning ascribed to such term in “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

“QMI” means Quebecor Media Inc. See “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

“Qualifying Public Corporation” has the meaning ascribed to such term in “Item 4.B Business Overview – Regulation.”

“Rights Offering” has the meaning ascribed to such term in “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

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

“Shares” means, collectively, the Voting Shares and the Variable Voting Shares.

“Standby Purchase Agreement” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Significant Post-Acquisition Events.”

“Subscription Agreement” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Significant Post-Acquisition Events.”

“Subscription Receipt Indenture” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Significant Post-Acquisition Events.”

“Sun Acquisition” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Significant Post-Acquisition Events.”

“Sun Media” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Significant Post-Acquisition Events.”

“Tax Act” means the Income Tax Act (Canada).

“Term Loan Facility” means the previous Senior Secured Term Loan Credit Facility of Postmedia Network Inc. entered into on July 13, 2010.

“Toronto Head Office” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Incorporation.”

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

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will”, “could” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, expenditures, costs, the industry in which we operate and the Sun Acquisition and related financings. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the MD&A, attached hereto as Exhibit 15.2. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this annual report. Such risks include, but are not limited to: competition from digital and other forms of media; the Corporation’s ability to compete successfully in newspaper and online industries; the influence of prevailing economic conditions and the prospects of the Corporation’s advertising customers on advertising revenue; the failure to fulfill the Corporation’s strategy of building its digital media and online businesses; failure to maintain print and online newspaper readership and circulation levels; the negative impact of decreases in advertising revenue on results of operations; financial difficulties of certain contractors and vendors; competition with alternative emerging technologies; not being able to achieve a profitable balance between circulation levels and advertising revenues; not realizing anticipated cost savings from cost savings initiatives; seasonal variations; intellectual property rights; damage to the Corporation’s reputation; variations in the cost and availability of newsprint; disruptions in information systems and technology and other manufacturing systems; labour disruptions; equipment failure; environmental, health and safety laws and regulations; controversial editorial content; unresolved litigation matters; failure to comply with “Canadian Newspaper” status for purposes of the Tax Act; the collectability of accounts receivable; goodwill and intangible asset impairment charges; disruptions in the credit markets; changes to insurance policies; under-funded registered pension plans; changes in pension fund investment performance; foreign exchange fluctuations; increases in distribution costs due to increases in fuel prices; outsourcing certain aspects of the business to third-party vendors; retaining and attracting sufficient qualified personnel; increases in sales and other taxes; the occurrence of natural or man-made disasters; failure to comply with the Sarbanes-Oxley Act; failure to maintain effective internal controls; change of laws; security breaches and other disruptions could compromise information and expose the Corporation to liability; the substantial indebtedness of the Corporation and the possibility that it may be able to incur substantially more debt which could adversely affect its financial condition; the Corporation may not be able to refinance its New ABL Facility on attractive terms or at all; the terms of the New ABL Facility, and the indentures that govern the First-Lien Notes and Second-Lien Notes, may restrict the Corporation’s current and future operations; interest rate risks; the possibility that the Corporation will not be able to generate sufficient cash to service all of its indebtedness; the possibility that an active public market for the Shares will not develop; volatility of the market price for Shares; dual class share structure; Postmedia Network Canada Corp. having a holding company structure; risks relating to the future sales of Shares by directors and officers and risks relating to dilution; completion of the Sun Acquisition is subject to the satisfaction of various conditions and regulatory approvals; risks associated with the implementation of the Sun Acquisition; financing risks related to the Sun Acquisition; risks relating to the assets of Sun Media; integration of the assets of Sun Media may not occur as planned. See the section entitled “Risk Factors” in the Corporation’s MD&A dated October 24, 2014, attached hereto as Exhibit 15.2 and which is available on SEDAR at www.sedar.com and EDGAR for a complete description of risks relating to an investment in the Corporation. These risk factors are incorporated in this annual report by reference. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risk factors should not be construed as exhaustive and should be read with the other cautionary statements in this annual report and with the risk factors described in the MD&A.

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

•

newspaper readership information was obtained from the Newspaper Association of America/Scarborough Research, and NADbank Inc. (“NADbank”), a research organization that provides market information for its newspaper, advertising agency and advertiser members; and

•

internet audience measurement information was obtained from (a) comScore Media Metrix, the audience measurement division of comScore, Inc. (“comScore”), which defines “total unique visitors,” a measure that the Corporation cites throughout this document, as “the estimated number of different individuals (in thousands) that visited any content of a website, a category, a channel, or an application during the reporting period”; and (b) the SiteCatalyst application provided by Omniture, Inc. (“Omniture Site Catalyst”).

Statements as to the Corporation’s market position and ranking are based in part on market data currently available to it and management’s estimates and assumptions that have been made regarding the size of its markets within its industry. The Corporation believes data regarding the size of the markets and market share are inherently imprecise, but generally indicate size and position and market share within its markets. Although the Corporation is not aware of any misstatements regarding the industry data presented herein, the estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” in the Corporation’s MD&A dated October 24, 2014, attached hereto as Exhibit 15.2. The Corporation cannot guarantee the accuracy or completeness of such information contained in this annual report.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements included in this annual report are presented in Canadian dollars. In this annual report, references to “$” and “dollars” are to Canadian dollars and references to “US$” and “US dollars” are to United States dollars. See “Item 3.A Selected Financial Data – Currency and Exchange Rates.”

The Corporation is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. The Corporation was incorporated on April 26, 2010 to purchase indirectly, the assets and certain liabilities of Canwest Limited Partnership, or “Canwest LP,” on July 13, 2010, which we refer to as the “Acquisition.” Concurrent with such Acquisition, Postmedia Network Canada Corp. issued 27 million shares for gross proceeds of $250 million. Pursuant to the asset purchase agreement, which we will refer to as the “Asset Purchase Agreement,” in connection with the implementation of the Plan under the Companies’ Creditors Arrangement Act (Canada), which we refer to as “CCAA,” relating to the LP Entities and certain of their affiliates, Postmedia Network Inc. purchased substantially all of the assets, including all of the outstanding shares of National Post Inc., and assumed certain liabilities of Canwest LP for $927.8 million payable in cash and the issuance of 13 million shares of the Corporation.

Unless otherwise indicated, all financial statement data in this annual report in respect of periods commencing on or after September 1, 2010 has been prepared in accordance with IFRS. For the periods prior to September 1, 2010, financial statement data has been prepared in accordance with Canadian GAAP and therefore may not be comparable. In 2010, the Handbook of the Canadian Institute of Chartered Accountants was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for fiscal years (and comparative prior year periods) beginning on or after January 1, 2011, which for Postmedia Network Canada Corp. is Fiscal 2012, which began on September 1, 2011. In addition, as a result of the adoption of new and amended accounting standards in accordance with their respective transition provisions effective September 1, 2013, the consolidated financial statements as at and for the years ended August 31, 2013 and 2012 have been revised to reflect the adoption of these new and amended standards. Accordingly, Postmedia Network Canada Corp.’s audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 included in this annual report, attached hereto as Exhibit 15.1 and the selected financial data included in this annual report for Postmedia Network Canada Corp. as at and for the years ended August 31, 2014, 2013 and 2012 are prepared in accordance with IFRS.

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

The selected financial data, presented in accordance with IFRS, as of and for the years ended August 31, 2014, 2013 and 2012 have been derived from Postmedia’s audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, attached hereto as Exhibit 15.1, which have been audited by PricewaterhouseCoopers LLP, our independent auditors, and were prepared in accordance with IFRS. As a result of Postmedia’s adoption of new and amended accounting standards in accordance with their respective transition provisions effective September 1, 2013, the selected financial data as of and for the years ended August 31, 2013 and 2012 has been adjusted to reflect the adoption of these new and amended standards. Furthermore, financial data pertaining to the year ended August 31, 2011 prepared in accordance with IFRS is also disclosed and has been audited by PricewaterhouseCoopers LLP, our independent auditors.

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

The selected financial data, presented in accordance with Canadian GAAP, as of and for the nine months ended May 31, 2010 and the period from June 1, 2010 to July 12, 2010 have been derived from Canwest LP’s audited financial statements for the periods ended May 31, 2010 and July 12, 2010. Canwest LP’s financial data has been reclassified where possible to be consistent with Postmedia’s revenue and expense presentation, excluding the presentation of the Disposed Properties as discontinued operations. Canwest LP’s audited financial statements for the periods ended May 31, 2010 and July 12, 2010 have been audited by PricewaterhouseCoopers LLP, its independent auditors, and were prepared in accordance with Canadian GAAP.

Canwest LP adopted the liquidation basis of accounting as of May 31, 2010 and as a result, did not present a statement of earnings or statement of cash flows subsequent to May 31, 2010 or a balance sheet as at May 31, 2010 or subsequent thereto.

The selected financial data should be read in conjunction with, and are qualified by reference to, Items 4 and 5 of this annual report on Form 20-F. The audited consolidated financial statements, attached hereto as Exhibit 15.1, and related notes of Postmedia for the years ended August 31, 2014, 2013 and 2012 and the historical financial statements of Canwest LP are not comparable following the Acquisition due to the effect of the Plan and do not represent and are not purported to represent the results that would have been achieved had Postmedia owned the assets of Canwest LP and shares of National Post Inc. at that time.

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

IFRS DATA:

	Postmedia(1)
	Years ended August 31,
	2011 (15)	2012 (2)(15)	2013 (2)	2014
(basis of presentation)	IFRS	IFRS	IFRS	IFRS
(in millions of Canadian dollars)

Revenues	898.9	831.9	751.6	674.3
Expenses	709.7	688.0	621.7	564.8

Operating income before depreciation, amortization, impairment and restructuring	189.2	143.9	129.9	109.5
Depreciation (3)	27.0	26.2	29.9	66.6
Amortization (3)	45.2	43.6	43.3	39.1
Impairments (4)	—	—	100.0	—
Restructuring and other items (5)	38.0	35.3	34.2	39.3

Operating income (loss)	79.0	38.8	(77.5)	(35.5)
Interest expense	72.3	65.4	61.9	61.9
Loss on debt repayment (6)	11.0	9.2	—	—
Net financing expense relating to employee benefit plans (7)	3.0	5.7	7.5	5.6
(Gain) loss on derivative financial instruments (9)	21.4	(8.6)	7.3	(1.6)
Foreign currency exchange (gains) losses (10)	(17.9)	6.4	7.1	6.3
(Gain) loss on disposal of property and equipment and intangible assets	0.2	0.3	(1.0)	(0.3)
Acquisition costs (11)	1.2	—	—	—

Net loss before income taxes	(12.2)	(39.6)	(160.3)	(107.4)
Provision for income taxes (13)	—	—	—	—

Net loss from continuing operations	(12.2)	(39.6)	(160.3)	(107.4)
Net earnings from discontinued operations (15)	2.6	13.5	—	—

Net loss	(9.6)	(26.1)	(160.3)	(107.4)

Net loss per share from continuing operations:
Basic	$(0.30)	$(0.98)	$(3.98)	$(2.67)
Diluted	$(0.30)	$(0.98)	$(3.98)	$(2.67)
Net loss per share:
Basic	$(0.24)	$(0.65)	$(3.98)	$(2.67)
Diluted	$(0.24)	$(0.65)	$(3.98)	$(2.67)

Balance sheet data:
Long-term debt (including current portion)	572.3	499.9	486.9	486.3
Total assets	1,180.2	1,044.8	862.8	740.6
Net assets	315.3	231.8	134.2	10.9
Capital stock	371.1	371.1	371.1	371.1

Other:
Number of shares outstanding	40.3	40.3	40.2	40.2
Dividends declared per share	—	—	—	—

CANADIAN GAAP DATA:

	Canwest LP (1)				Postmedia (1)
	Nine months ended May 31,		Period from June 1, 2010 to July 12,		Period from July 13, 2010 to August 31,	Year ended August 31,
	2010 (15)		2010 (15)		2010 (15)	2011 (15)
(basis of presentation)	CGAAP		CGAAP Liquidation		CGAAP	CGAAP
(in millions of Canadian dollars)

Revenues	811.2		119.2		122.1	1,019.1
Expenses	650.3		99.7		111.4	818.0
Depreciation (3)	30.6		7.1		4.6	29.2
Amortization (3)	0.1		—		6.5	45.9
Restructuring and other items (5)	2.7		(0.5)		11.2	42.8

Operating income (loss)	127.5		12.9		(11.6)	83.2
Interest expense	60.6		4.5		12.7	80.3
Loss on debt repayment (6)	—		—		—	11.0
Other income (8)	(1.5)		(0.3)		—	—
(Gain) loss on derivative financial instruments (9)	—		—		(7.6)	21.4
Foreign currency exchange (gains) losses (10)	(49.6)		(4.5)		9.6	(18.0)
Gain on disposal of property and equipment	—		—		—	0.2
Acquisition costs (11)	—		—		18.3	1.2

Net earnings (loss) before reorganization costs and income taxes	118.0		13.2		(44.6)	(12.9)
Reorganization costs (12)	41.2		16.5		—	—

Net earnings (loss) before income taxes	76.8		(3.3)		(44.6)	(12.9)
Recovery of income taxes (13)(14)	(18.1)		n/a		—	—

Net earnings (loss)	94.9		n/a		(44.6)	(12.9)

Net loss per share:
Basic	n/a	(16)	n/a	(16)	$(1.11)	$(0.32)
Diluted	n/a	(16)	n/a	(16)	$(1.11)	$(0.32)

Balance sheet data:
Long-term debt (including current portion)	n/a	(14)	n/a	(14)	646.0	572.3
Total assets	n/a	(14)	n/a	(14)	1,266.2	1,180.2
Net assets (liabilities)	n/a	(14)	n/a	(14)	315.4	304.3
Capital stock	n/a	(14)	n/a	(14)	371.1	371.1

US GAAP data: (17)
Operating income (loss)	127.5		12.9		(11.6)	85.2
Net earnings (loss)	94.9		n/a	(14)	(44.7)	(11.0)
Net loss per share
Basic	n/a	(16)	n/a	(16)	$(1.11)	$(0.27)
Diluted	n/a	(16)	n/a	(16)	$(1.11)	$(0.27)

Other:
Number of shares outstanding	n/a	(16)	n/a	(16)	40.3	40.3
Dividends declared per share	n/a	(16)	n/a	(16)	—	—

Notes:

(1)

The financial data of Postmedia prepared in accordance with Canadian GAAP as at and for the year ended August 31, 2011 and the period ended August 31, 2010 and the financial data of Canwest LP are not comparable to the financial data of Postmedia as at and for the years ended August 31, 2014, 2013 and 2012 which have been prepared in accordance with IFRS. Additionally, the results of Postmedia prepared in accordance with Canadian GAAP as at and for the year ended August 31, 2011 and the period ended August 31, 2010 and the results of Canwest LP for the periods ended May 31, 2010 and July 12, 2010 have not been restated to reflect the presentation of the Disposed Properties as discontinued operations.

(2)

The summary financial data of Postmedia as at and for the years ended August 31, 2013 and 2012, have been revised as a result of the adoption of new and amended accounting standards in accordance with their respective transition provisions effective September 1, 2013.

(3)

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

(4)

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

(5)

Restructuring and other items expense primarily reflects employee termination costs related to various initiatives undertaken by Canwest LP and PNCC with the objective of permanently reducing or eliminating costs. Also included in this line item for the years ended August 31, 2014 and 2013 are expenses related to the Sun Acquisition and an expense related to changes made to an employee benefit plan as a result of an arbitrator’s ruling, respectively. In addition, also included in this line item for the years ended August 31, 2011 and 2012 are curtailment gains relating to employee benefit plans a result of the termination of employees under the restructuring initiatives. The restructuring initiatives resulted in the elimination, for a significant number of employees, of the right to earn defined benefits and as a result curtailments occurred.

(6)

During the years ended August 31, 2011 and 2012, Postmedia recorded a loss on debt repayment related to the first amendment of its ABL Credit Agreement and the repayment of the Term Loan Facility, respectively.

(7)

Under IFRS, the components of expense related to employee benefit plans are recorded within different line items in the statement of operations. Under Canadian GAAP, the components of the defined benefit expense for employee benefit plans are aggregated and presented as a net amount in expenses in the statement of operations. Comparative periods prior to September 1, 2010 have not been restated to reflect this change in presentation.

(8)	Other income recognized by Canwest LP represents a charge to the Canwest Group under the shared services agreement for the use of equipment that was owned by Canwest LP.
(9)

(Gain) loss on derivative financial instruments for the years ended August 31, 2014 and 2013 reflects Postmedia’s accounting treatment for variable prepayment options on Postmedia’s First-Lien Notes and Second-Lien Notes that represent embedded derivatives that are accounted for separately at fair value. (Gain) loss on derivative financial instruments for the year ended August 31, 2012 reflects Postmedia’s accounting treatment for a foreign currency interest rate swap that was not designated as a hedge, variable prepayment options on Postmedia’s First-Lien Notes and Second-Lien Notes that represent embedded derivatives that are accounted for separately at fair value, and the settlement of foreign currency interest rate swaps designated as hedges.

(10)

For the nine months ended May 31, 2010 and the period ended July 12, 2010, Canwest LP did not enter into any derivatives to hedge foreign currency risk. Postmedia had entered into derivative financial instruments to hedge foreign currency risk on a portion of its US dollar denominated debt. The foreign currency exchange gains and losses of Postmedia represent gains and losses on the portion of US dollar denominated debt that is not subject to hedge accounting.

(11)

Acquisition costs relate to advisory, legal, valuation, and other professional fees incurred in connection with the Acquisition of Canwest LP which are non-recurring. These costs were expensed as they were not directly related to either the issuance of debt or equity.

(12)

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

(13)

Canwest LP was not a taxable entity, so the income tax recoveries for the nine months ended May 31, 2010 represent income taxes recoverable by its corporate subsidiaries. Postmedia has not recorded a current or deferred tax expense or recovery as any current taxes payable or recoverable result in a decrease or increase, respectively, to Postmedia’s tax loss carryforward balances. The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the statement of financial position.

(14)

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

(15)

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

	Canwest LP		Postmedia
	Nine months ended May 31	Period from June 1, 2010 to July 12	Period from July 13, 2010 to August 31	Year ended August 31
(in millions of Canadian dollars)	2010	2010	2010	2011
(basis of presentation)	CGAAP	CGAAP liquidation	CGAAP	CGAAP
Summary information of the Disposed Properties
Revenue	96.5	14.2	15.5	120.2
Operating income (loss)	5.3	(1.9)	(1.4)	10.6

(16)	Canwest LP was a partnership and as a result no capital stock balance has been presented. In addition, earnings per share information have not been provided for the partnership units of Canwest LP.
(17)

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

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company.

Incorporation

7535538 Canada Inc. was incorporated under the CBCA on April 26, 2010. Its name was changed to Postmedia Network Canada Corp. pursuant to Articles of Amendment filed on June 25, 2010. 7536321 Canada Inc. was incorporated under the CBCA on April 27, 2010. Its name was changed to Postmedia Network Inc. pursuant to Articles of Amendment filed on June 25, 2010 and it is a wholly-owned subsidiary of the Corporation. The Corporation’s registered office is located at 365 Bloor Street East, 12th Floor Toronto, Ontario Canada, M4W 3L4 and its telephone number at that address (416) 383-2300 (the “Toronto Head Office”).

Both Postmedia Network Canada Corp. and Postmedia Network Inc. were specifically incorporated for the sole purpose of facilitating the acquisition on July 13, 2010 of substantially all of the newspaper and related online, digital, and mobile assets of the LP Entities including the shares of National Post Inc. See “History and Development of the Corporation — Acquisition” below.

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

Pursuant to the Asset Purchase Agreement that was entered into in connection with the implementation of the plan of arrangement and compromise under the CCAA relating to the LP Entities (the “Plan”), Postmedia Network Inc. purchased substantially all of the assets, including the shares of National Post Inc., and assumed certain liabilities of Canwest LP (the “Acquisition”) for $1.05 billion (the “Acquisition Consideration”). The Acquisition Consideration consisted of cash consideration of $927.8 million and non-cash consideration, through the issuance of equity, having a value of $120.1 million. To satisfy the cash portion of the purchase price and to fund certain transaction costs under the Asset Purchase Agreement and the Plan, Postmedia raised an aggregate of $954.4 million of financing, consisting of the Term Loan Facility, Second-Lien Notes and the issuance of equity. See “Item 10. C Material Contracts – Second-Lien Notes Indenture.”

The Acquisition closed and the Plan was implemented on July 13, 2010.

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

On November 30, 2011, the Corporation sold substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, to Glacier Media Inc., collectively herein referred to as the “Disposed Properties” (the “Glacier Transaction”).

On June 26, 2012, the Corporation entered into an agreement of purchase and sale for the former Toronto head office located at 1450 Don Mills Road in Toronto, Ontario for a purchase price of $24 million. The sale closed October 12, 2012. On August 17, 2012, Postmedia entered into a 15-year lease commencing December 1, 2013 for the Toronto Head Office.

On August 16, 2012, the Corporation issued $250 million in aggregate principal amount of First-Lien Notes, the proceeds of which were used to repay the Term Loan Facility in its entirety. See “Item 10.C Material Contracts – First-Lien Notes Indenture.”

In August 2013, the Corporation outsourced the production of the Edmonton Journal newspaper and entered into a print outsourcing agreement for the production of the Calgary Herald newspaper, which began in November 2013. In addition, in November 2013 and May 2014, the Corporation committed to third party outsourcing contracts for the production of its Vancouver newspapers, (The Vancouver Sun and The Province), and the Montreal Gazette, respectively. The print outsourcing agreement for the production of The Vancouver Sun and The Province newspapers is expected to commence in February 2015. In July 2014, all conditions were waived related to an agreement to sell its Vancouver newspaper production facility for gross proceeds of $17.5 million with an expected closing of June 30, 2015.

The print outsourcing agreement for the production of the Montreal Gazette newspaper began in August, 2014 and subsequent to August 31, 2014, all conditions were waived related to an agreement to sell its Montreal production facility for gross proceeds of $12.5 million which closed on October 31, 2014. The Corporation has also reached a conditional agreement for the sale of its Calgary facility. The net proceeds from the sale of its Montreal production facility and the potential sale of its Calgary facility will be used to reduce the amount of the Rights Offering (as defined below). The net proceeds from the sale of its Vancouver production facility will be used to make an offer to redeem an equal amount of the Corporation’s First-Lien Notes.

On October 6, 2014, the Corporation entered into a definitive agreement (the “Purchase Agreement”) with Quebecor Media Inc. (“QMI”) to purchase Sun Media Corporation’s 175 English language newspapers, specialty publications and digital properties (“Sun Media”) for cash consideration of approximately $316 million, less a $10 million adjustment primarily related to certain real estate properties to be disposed of by Sun Media prior to closing, and other customary adjustments to be determined subsequent to closing (the “Sun Acquisition”). The Sun Acquisition is subject to various conditions including regulatory approvals. The Corporation will finance the Sun Acquisition through a combination of debt and equity. The debt financing will be provided through the issuance of an additional $140 million principal amount of First-Lien Notes to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. Amendments to the existing First-Lien Notes indenture are required to facilitate the incremental funding of the additional First-Lien Notes pursuant to the first supplemental notes indenture among the Corporation, Postmedia Network Inc. and Computershare Trust Company of Canada, as Trustee and Collateral Agent (the “First Supplemental Indenture”). On October 31, 2014, the Corporation issued to Canso subscription receipts representing the entire amount of the additional First-Lien Notes (the “Notes Subscription Receipts”), pursuant to a subscription agreement with Canso (the “Subscription Agreement”). The Notes Subscription Receipts bear interest at the same rate as the First-Lien Notes and will automatically be exchanged for the additional First-Lien Notes on completion of the Sun Acquisition and the satisfaction of certain other conditions, for no additional consideration. The Notes Subscription Receipts are governed by a subscription receipt indenture between Postmedia Network Inc. and Computershare Trust Company of Canada (the “Subscription Receipt Indenture”). The above summary of the Sun Acquisition and the subscription receipts is subject to, and qualified in its entirety by reference to, the provisions of the Purchase Agreement, the First Supplemental Indenture, the Subscription Agreement, and the Subscription Receipt Indenture which are attached hereto as Exhibit 4.13, 2.10, 4.14 and 4.15, respectively.

The Corporation intends to raise the balance of the funds required for the Sun Acquisition by way of a rights offering of subscription receipts (the “Rights Offering”) for gross proceeds of $186 million less net proceeds from real estate sales of up to $50 million, to the extent available, prior to the launch of the Rights Offering. On October 6, 2014, Postmedia entered into a standby purchase agreement with its largest Shareholder, GoldenTree (the “Standby Purchase Agreement”), pursuant to which GoldenTree has agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering, subject to the satisfaction of certain conditions. In connection with its backstop of the Rights Offering, if it is determined that immediately following the closing of the Sun Acquisition GoldenTree will own Shares carrying 33 1/3% or more of the outstanding voting rights in respect of all of the issued and outstanding Shares, GoldenTree will enter into a voting restriction agreement with Postmedia that will limit the number of votes that GoldenTree will be entitled to cast at any meeting of Postmedia’s Shareholders to 33 1/3%, less one share, of the total number of outstanding voting rights in respect of all of the issued and outstanding Shares at such time, regardless of how many Shares GoldenTree owns at such time. The Rights Offering will be subject to regulatory approval. Under the terms of the Rights Offering, Postmedia’s Shareholders as of a record date, which is yet to be determined, will receive rights to subscribe for the subscription receipts. Each subscription receipt will be automatically exchanged for one Variable Voting Share on completion of the Sun Acquisition and the satisfaction of certain other conditions, without additional consideration. The subscription price under the Rights Offering will be not more than $1.10 and at a significant discount to the market price of the Variable Voting Shares at the time the Rights Offering. The above summary of the Standby Purchase Agreement is subject to, and qualified in its entirety by reference to, the provisions of the Standby Purchase Agreement, which is attached hereto as Exhibit 4.16.

On October 16, 2014 the Corporation entered into a new senior secured asset-based revolving credit facility (the “New ABL Facility”) for an aggregate amount of up to $20 million. The New ABL Facility will replace the Corporation’s ABL Facility that matured on July 13, 2014. The New ABL Facility will mature on October 16, 2015 and will be secured on a first-priority basis by the ABL Collateral and on a third priority basis by the First-Lien Notes Collateral.

B.	Business Overview.

General

Postmedia’s business consists of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms. Postmedia is the largest publisher by circulation of paid English-language daily newspapers in Canada, according to Newspapers Canada’s 2013 Circulation Data Report. The Corporation has the highest weekly print readership of paid English-language daily newspapers in Canada, based on NADbank 2013 survey data.

The combination of these distribution platforms provides audiences with a variety of media through which to access and interact with Postmedia’s content. The breadth of Postmedia’s reach and the diversity of its content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider.

Postmedia had an approximately 25% share of Canada’s total daily newspaper paid circulation according to Newspapers Canada’s 2013 Circulation Data Report, and weekly readership of 3.9 million Canadian adults according to 2013 NADbank survey data. The Corporation has the leading paid English-language daily newspapers, based on weekly print readership, in five out of the six largest advertising markets in Canada according to 2013 NADbank survey data. Its daily metropolitan newspaper brands are among the oldest in Canada with an average publication history of 138 years.

Postmedia has one operating segment, the Newspaper operating segment. The Newspaper operating segment publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com website, each newspaper’s online website, various classified advertising websites and Infomart, the Corporation’s media monitoring service.

The Corporation owns and operates the National Post, which is one of Canada’s two daily national newspapers, nine daily metropolitan newspapers, five non-daily community newspapers, and various non-daily shopping guides and newspaper-related publications. Its operations also include Postmedia Editorial Services (“PES”), a newspaper production service, Postmedia Integrated Advertising (“PIA”), an integrated advertising division, and Flyer Force, a distribution service for advertising flyers and circulars for third parties. The Corporation also provides sales representation services to third-party owned publications.

Postmedia also has an extensive portfolio of digital media and online assets. It owns and operates 26 destination websites that make up the Postmedia digital network, one of Canada’s leading online general news and information sources, covering its newspapers’ websites, including classified websites and other online properties. The Corporation also provides sales representation services to third-party branded sites.

The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various tablet and smartphone platforms such as iOS, Android and Blackberry. The Corporation’s mobile applications include, but are not limited to, applications relating to its newspaper operations.

Newsmedia Operations

Print Newsmedia

The Corporation publishes nine daily metropolitan newspapers (eight broadsheets and one tabloid) and a national newspaper. Its daily metropolitan newspapers are geographically diverse and located in major metropolitan centres across Canada, which provides the Corporation and its advertisers access to target audiences throughout Canada. The average publication history of Postmedia’s daily metropolitan newspapers is 138 years. Postmedia’s daily newspapers are well-established in the communities that they serve. Postmedia’s combination of national reach and local presence makes the Corporation’s daily newspapers attractive to both national and local advertisers. Postmedia’s newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards. Recent recognition includes: (i) a variety of National Newspaper Awards for Calgary Herald and Edmonton Journal, as well as the Canadian Hillman Prize for a team from both newspapers; (ii) a Canadian Association of Journalists award for Ottawa Citizen; (iii) Newspapers Canada Great Idea Awards for The Windsor Star, Edmonton Journal (Gastropost) and Calgary Herald; (iv) National Post was honoured with the second-highest number of awards in the world at the Society for News Design’s Best of Newspaper Design Creative Competition – 62 awards in total; (v) the International News Media Association (INMA) awards also recognized Postmedia, with Edmonton Journal and Calgary Herald taking home first place for Gastropost; (vi) Edmonton Journal and Gastropost also won EPPY awards, with Gastropost also winning a Canadian Online Publishing award; and (vii) The Vancouver Sun took home five Jack Webster awards in last year’s competition.

Postmedia is currently re-launching eight of its daily metropolitan newspapers as part of the Corporation’s four platform strategy. The Postmedia Reimagined strategy features innovative and fully-differentiated products across the four platforms of print, web, tablet and smartphone, and redefines the way news is produced, presented, consumed and monetized.

According to Newspapers Canada’s 2013 Circulation Data Report, the Corporation had an approximately 25% share of Canada’s total paid daily newspaper circulation. In addition, each of the Corporation’s daily metropolitan newspapers has the highest circulation and readership among English-language newspapers in the market that it serves (except for The Province and The Vancouver Sun, both of which are Postmedia’s newspapers, which are second in their market to each other for circulation and readership, respectively) based on average daily paid circulation and readership.

The National Post, the Corporation’s daily national newspaper, provides benefits to the Corporation’s overall operations, including the provision of a newspaper with a national audience footprint and editorial content infrastructure for the Toronto market.

The following table provides details about the Corporation’s paid daily newspapers.

Publication	Market	Year Established	Market Position (1)		Local Newspaper Market Share (1)
Daily Metropolitan Newspapers
The Province	Vancouver	1884	2	(2)	100	% (4)
The Vancouver Sun	Vancouver	1886	1		100	% (4)
Montreal Gazette	Montreal	1778	3	(3)	100%
Calgary Herald	Calgary	1883	1		66%
Edmonton Journal	Edmonton	1903	1		69%
Ottawa Citizen	Ottawa	1845	1		73%
The Windsor Star	Windsor	1918	1		100%
The StarPhoenix	Saskatoon	1902	1		100%
Leader-Post	Regina	1883	1		100%
Daily National Newspaper
National Post	National	1997	2		N/A

Notes:

(1)

Market position and local newspaper market share for English language newspapers are determined by average paid circulation of daily newspapers. Source: Newspapers Canada – 2013 Circulation Data Report.

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

Digital Newsmedia

Postmedia seeks to grow its revenue by leveraging its industry leading print brands and strong customer relationships into its expanding digital media and online product offerings. The Corporation’s digital media and online operations include the Postmedia digital network, websites for the Corporation’s daily and community newspapers, online classified websites, and Infomart (a subscription-based media monitoring service). In addition, Postmedia’s digital media and online operations sell advertising on behalf of third-party websites. These agreements extend the reach of the Postmedia digital network and increase the Corporation’s advertising sales opportunities. The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various tablet and smartphone platforms. The Postmedia Reimagined strategy is focused on new product development across all of its digital platforms: web, tablet and smartphone.

The Postmedia digital network is a comprehensive 24/7 online news, entertainment and information network of websites that leverages the Corporation’s content, brands and customer relationships. The Postmedia digital network is one of Canada’s leading online general news and information sources that integrates Canadian news and specialty content and had a monthly average of 6.1 million unique visitors in the year ended August 31, 2014, according to comScore. The Postmedia digital network hosts the websites and electronic editions of the Corporation’s daily and community newspapers as well as other select websites. Being hosted on the Postmedia digital network offers these websites a platform to extend their audience reach and market, as well as to build and reinforce relationships with respect to both advertisers and audiences.

The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various smartphone platforms such as iOS, Android and Blackberry. The Corporation’s mobile network had over 13 million average monthly unique visitors during the year ended August 31, 2014, according to Omniture Site Catalyst. Omniture average unique visitors includes duplication from users with multi-devices and multi-access points. With the launch of comScore Multi-platform, a new tool that provides total measurement across platforms, the average monthly unique visitors for the fourth quarter of Fiscal 2014 was 4.2 million. The scope of difference between the two measurement sources is that comScore Multi-platform measurement removes duplication. comScore Multi-platform will be used for reporting all web and mobile audiences commencing Fiscal 2015.

Through the Corporation’s proprietary content, as well as technology partners and third party content providers, the Postmedia digital network provides a number of personalized online tools, including internet search and other services. The Postmedia digital network currently provides up-to-date international, national and local news coverage sourced from the Corporation’s newspapers and third-party newswire services, including text, photos, videos, databases and interactive applications. The licensed content covers a broad range of topics, including sports, entertainment, automotive, recreation and travel from a variety of well-known content providers.

As part of its effort to grow its digital media and online business, Postmedia’s newspapers deliver content across multiple platforms including desktop, tablet and mobile devices.

Through expertise in exporting electronic press pages intended for print editions to web-friendly formats, the daily newspapers publish page-by-page e-Papers (formerly referred to as digital editions), complete with stories, columns, photos and advertising. The e-Papers are available without charge to print subscribers and as digital-only paid subscriptions. Readers of the e-Papers are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. The experience is enhanced by a variety of digital features and tools, including search, aimed to ease navigation and add value.

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

Postmedia newspaper website audiences have continued to grow, having expanded from approximately 2.3 million average monthly unique visitors in Fiscal 2008 to more than 5.3 million average monthly unique visitors in Fiscal 2014, according to comScore. Postmedia’s newspaper websites ranked number one for average monthly unique visitors in the newspaper category based on the year ended August 31, 2014 in Canada, also according to comScore, and these sites reach 31% of all Canadians who visit newspaper websites.

Infomart

Infomart is a subscription-based business-to-business service for Canadian news and business information and a one-stop resource for media monitoring, research insights, brand solutions and financial and corporate data. The service offers online media monitoring covering print, broadcast television and radio, social media, and newswires in a single integrated platform. Print sources include all of the Corporation’s publications plus other Canadian and international sources such as third party newspapers. As of August 31, 2014, Infomart had over 800 subscribers.

In addition to subscriptions, Infomart also generates revenue through an electronic licensing and rights management service of the Corporation’s news content, corporate data and third-party content via domestic and international third-party channels used by businesses across North America.

Functional Operations

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

Sales and advertising

The following charts provide a breakdown of the Corporation’s revenue for Fiscal 2014 and 2013:

Fiscal 2014	Fiscal 2013

The following charts provide a breakdown of the Corporation’s total print advertising revenue for Fiscal 2014 and 2013:

Fiscal 2014	Fiscal 2013

The Corporation offers advertisers extensive audience reach through a combination of circulation and readership of its newspapers, e-Papers, unique visitors to its websites and various mobile and tablet products.

The Corporation’s local advertising is sold on a publication-by-publication and regional basis. Each of the Corporation’s newspapers has a locally-based sales team that sells advertising for both print and digital, principally to local businesses and organizations. The majority of local advertising relates to automotive, employment and real estate advertisements. The Corporation also uses an outsourced call centre to generate classified sales.

National advertising takes the form of advertisements for both print and digital, primarily from large national companies. The major national advertising categories are automotive, food & drug, home and department stores, financial services and technology. The sale of national advertisements is handled by PIA, which employs a dedicated sales team that services the Corporation’s group of newspapers and digital properties and provides individual newspapers with advertising sales representation, insertion order processing and invoicing. PIA operates through offices in Toronto, Montreal and Vancouver, in addition to one contract representative in the U.S. PIA also represents several third-party publishers and publications acting as their national advertising sales agent on a commissioned basis.

Circulation and Distribution

The Corporation’s circulation revenue is generated from subscription revenue (both print and digital), single copy sales made through retailers and vending boxes, and corporate bulk sales. Newspapers are shipped from printing plants to depot drop locations or single copy retail outlets by independent trucking companies in each market. Postmedia’s newspaper distribution is carried out primarily by independent distributors and carriers along with other third-party distributors that deliver newspapers to subscribers. These third-party distribution networks enable the Corporation to operate via short-term contracts and reduce supplier concentration issues. Single copies are also sold through vending boxes and retail outlets in the relevant circulation areas.

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

These distribution options allow broader penetration of the Corporation’s markets, allowing advertisers to target specific demographic and geographic segments. In addition, Flyer Force, a distribution service for advertising flyers, distributes insert packages to non-subscribers in Calgary, Edmonton and Ottawa, providing extended market coverage for their associated Postmedia newspapers (the Calgary Herald, Edmonton Journal and Ottawa Citizen, respectively). In addition to Flyer Force, the Corporation distributes flyers (outside of inserts in the newspaper) in Regina, Saskatoon and Windsor.

The Corporation offers pre-authorized monthly payment programs to its subscribers. These automatic credit card and bank debit payment programs lower the cost of collection and enhance subscriber retention.

Printing

Other than as described in “Outsourced Functions” below, the Corporation owns all of the manufacturing equipment for its newspapers and other publications, including printing presses and mailroom inserting equipment. In some markets, in order to improve the operating efficiency of its printing presses, the Corporation also uses its printing press capacity to print advertising inserts, flyers and other third-party publications.

Outsourced Functions

As part of Postmedia’s ongoing focus on cost containment, various outsourcing initiatives have been implemented. In Fiscal 2011, Postmedia completed the outsourcing of advertising production at certain of its daily newspapers to lower cost suppliers in the Philippines and India. Postmedia also outsourced its subscriber customer service call centre operations to a third party. These subscriber services include answering and handling customer calls, customer service inquiries and complaints. Except for the Ottawa market, the National Post is printed by various third parties in all other regions in Canada where the National Post is distributed. In Fiscal 2012, the Corporation outsourced certain of its Flyer Force and inserting operations. Postmedia outsourced its printing operations for the Edmonton Journal newspaper in August 2013, the Calgary Herald newspaper in November 2013, and the Montreal Gazette newspaper in August 2014. The Corporation has entered into print outsourcing contracts for the production of both The Vancouver Sun and The Province newspapers. The outsourcing is expected to commence in February 2015. During Fiscal 2014, Postmedia outsourced its centralized classified call centre operations to a third party. The Corporation continues to look at future outsourcing opportunities as part of its business transformation initiatives.

Competitive Conditions

The Corporation faces competition in each of its markets as information is now widely disseminated through many media platforms on a local, national and international basis. Participants in the newsmedia industry depend primarily upon advertising sales to generate revenue, while newspaper companies also rely on paid subscriptions and single copy newspaper and digital subscription sales. Competition for advertising, subscribers, readers and distribution is intense and comes primarily from digital media, as well as television; radio; local, regional and national newspapers; magazines; free publications; direct mail; telephone directories; and other communications and advertising and subscriber-based media that operate in these markets.

In recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising platforms, particularly digital media competitors such as search engines and social media websites. This shift appears to be permanent. To date, the newsmedia industry has made limited progress in replacing print advertising revenue with digital advertising revenue.

Advertising on digital platforms is evolving rapidly, with technology driving innovations that make digital media a very effective competitor and substitute for advertising in print newspapers. The scope and pace of technological change has entrenched the role of the largest international players – U.S.-based technology companies such as Google, Microsoft, Facebook and Yahoo! – in existing and rapidly expanding forms of digital advertising.

The Corporation’s digital competition is not limited to news sites. Digital advertising takes various forms, such as search-engine marketing, display advertising, online classified, online telephone directories, mobile advertising and video advertising.

More and more content and related advertising is being communicated over social networks operated by companies such as Facebook and Twitter. As geo-tagging becomes more sophisticated, the recent increase in advertising on mobile platforms – driven by the adoption and penetration of smartphones and tablets – allows digital advertising to be targeted more locally, making it a more effective substitute for local advertising in daily newspapers.

In addition, there is increasing consolidation in the Canadian newsmedia industry, and competitors include market participants with interests in multiple media. These competitors may be more attractive than Postmedia to certain advertisers because they may be able to bundle advertising sales across newspaper, television and digital media platforms. Some of these competitors also have access to greater financial and other resources than Postmedia does.

In 2013, the Canadian newspaper industry comprised approximately 94 paid daily English and French newspapers and 19 free dailies for a total of 113 daily newspapers. Paid daily newspapers accounted for a total of 4,216,374 copies on an average publishing day, according to Newspapers Canada.

The Canadian daily newspaper industry’s revenue was $2.7 billion in 2013, with 71% of that revenue was derived from print, web and mobile advertising and the balance from circulation and other revenue, according to the Canadian Newspaper Association. Canadian newspaper publishers typically sell advertising based primarily on readership and secondarily on circulation. In contrast, U.S. newspaper publishers typically sell advertising based solely on circulation figures. Canadian newspapers have higher penetration compared to the U.S., with 75% of Canadian adults reading a daily newspaper (in print and digital) each week compared to only 69% of American adults, according to NADBank 2013 and the Newspaper Association of America/Scarborough Research 2012 data, respectively.

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

The content of Postmedia’s newspapers and digital media and online assets are protected by copyright. The Corporation owns copyrights in each of its publications as a whole and in all individual content items created by its employees in the course of their employment, subject to limited exceptions. Postmedia has entered into licensing agreements with wire services, freelancers and other content suppliers on terms that it believes are sufficient to meet the needs of its operations. Postmedia believes that it has taken appropriate and reasonable measures to secure, protect and maintain its rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by the Corporation.

Postmedia has registered a number of domain names, many of which constitute trademarks, service marks and trade names used in its business, under which it operates websites. As every Internet domain name is unique, its domain names cannot be registered by other entities as long as its registrations are valid.

Postmedia’s intellectual property constitutes a significant part of the value of the Corporation. The Corporation relies on the trademark, copyright, internet/domain name, trade secret and other laws of Canada and other countries, as well as nondisclosure and confidentiality agreements, to protect its intellectual property rights. However, the Corporation may be unable to prevent third parties from using its intellectual property without its authorization, breaching any nondisclosure agreements with the Corporation, acquiring and maintaining domain names that infringe or otherwise decrease the value of its trademarks and other proprietary rights, or independently developing intellectual property that is similar to the Corporation’s, particularly in those countries that do not protect the Corporation’s proprietary rights as fully as in Canada.

Third parties may challenge the validity or scope of Postmedia’s intellectual property rights from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources, which could have an adverse effect on the Corporation’s operations.

Cycles

Postmedia’s revenues largely depend on its customers’ advertising budgets. Advertisers’ budgets tend to be cyclical, reflecting the general economic climate and consumers’ buying habits. As a result, Postmedia’s revenue has experienced, and is expected to continue to experience, significant seasonal variances due to advertising patterns and influences on people’s media consumption habits. Typically, the Corporation’s revenue is lowest during the fourth quarter of its fiscal year, which ends in August, and highest during the first and third quarters, which end in November and May, respectively, while expenses are relatively constant throughout the fiscal year. These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year. As a result, Postmedia may use amounts available under the New ABL Facility to mitigate the impact of short-term fluctuations in cash flow. See “Risk Factors - We may not be able to refinance our New ABL Facility on attractive terms, or at all” in the Corporation’s MD&A, attached hereto as Exhibit 15.2.

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

The test of whether a newspaper is a “Canadian newspaper” depends on the jurisdiction, governance, factual control and share ownership of the corporation which directly publishes the newspaper. Postmedia publishes its newspapers directly. In order to satisfy the requirements of a “Canadian newspaper” (subject to a statutory 12 month grace period), Postmedia must satisfy the following: (i) the corporation must be incorporated under the laws of Canada or a province thereof, (ii) the chairperson or other presiding officer and at least 75% of the directors or other similar officers of the corporation must be Canadian citizens, and (iii) the corporation must not be controlled, in fact, directly or indirectly, by citizens or subjects of a country other than Canada.

In addition, under the share ownership requirements set out in subsection (iii) of the preceding paragraph, at least 75% of the voting shares of a non-public corporation and shares having a fair market value in total of at least 75% of the fair market value of all issued shares of a non-public corporation, must be beneficially owned by either (i) Canadian citizens or (ii) one or more corporations incorporated in Canada each of which is a public corporation a class or classes of shares of which are listed on a designated stock exchange in Canada (which includes the TSX) other than a public corporation controlled by citizens or subjects of a country other than Canada (“Qualifying Public Corporation”). Upon the listing of Postmedia Network Canada Corp.’s shares on the TSX, it became a Qualifying Public Corporation. As Postmedia Network Inc. is a direct, wholly-owned subsidiary of Postmedia Network Canada Corp., Postmedia’s newspapers qualify as “Canadian newspapers”.

Issues of Postmedia’s newspapers therefore qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and as a result advertisers currently have the right to deduct their advertising expenditures for Canadian tax purposes.

C.	Organizational Structure.

The following chart illustrates Postmedia’s corporate structure.

D.	Property, Plant and Equipment.

Postmedia operates from facilities located in each of its major markets. The following table provides certain information with respect to Postmedia’s largest facilities, both owned and leased.

Location of Facilities	Office or Production	Area (Sq. Ft.) (1)	Leased or Owned
Vancouver, BC	Office	56,159	Leased
Surrey, BC (2)	Production	208,047	Owned
Edmonton, AB (3)	Office	133,250	Leased
Edmonton, AB (4)	Production	187,000	Owned
Calgary, AB (5)	Combined facilities	383,000	Owned
Regina, SK	Combined facilities	102,537	Owned
Saskatoon, SK	Combined facilities	110,884	Owned
Winnipeg, MB	Office	36,189	Leased
Windsor, ON	Office	25,000	Leased
Windsor, ON	Production	60,000	Owned
Toronto, ON	Office	88,119	Leased
Ottawa, ON	Combined facilities	183,000	Owned
Montreal, QC	Office	59,750	Leased
Montreal, QC (6)	Production	165,000	Owned

Total		1,797,935

Total Leased		398,467
Total Owned		1,399,468
Total % of Area (sq. ft.) Owned		78%

Notes:

(1)	The square footage for leased properties is shown net of subleased square footage if applicable.
(2)

On July 29, 2014, all conditions were waived related to an agreement to sell the Corporation’s Vancouver production facility for gross proceeds of $17.5 million. The sale is expected to close on or about June 30, 2015.

(3)

The lease is subject to a sale lease-back agreement, whereby Postmedia owns the land and space above and has the right to repurchase the building in 2041. The Corporation has accounted for this lease as a finance lease on its consolidated financial statements. The other leased properties in this table are accounted for as operating leases.

(4)	This facility is currently for sale.
(5)	The Corporation has reached a conditional agreement for the sale of this facility.
(6)	On October 31, 2014 the Montreal production facility was sold for gross proceeds of $12.5 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

See “Key Factors Affecting Operating Results” and “Operating Results” in the MD&A, attached hereto as Exhibit 15.2.

B.	Liquidity and Capital Resources.

See “Liquidity and Capital Resources”, “Sources of Cash” and “Uses of Cash” in the MD&A, attached hereto as Exhibit 15.2.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information.

See “Key Factors Affecting Operating Results” in the MD&A, attached hereto as Exhibit 15.2.

E.	Off-Balance Sheet Arrangements.

See “Guarantees and Off-Balance Sheet Arrangement” in the MD&A, attached hereto as Exhibit 15.2.

F.	Tabular Disclosure of Contractual Obligations.

See the table included in “Financial Instruments and Financial Instruments Risk Management – Liquidity Risk” in the MD&A, attached hereto as Exhibit 15.2.

G.	Safe Harbor.

See “Notice Regarding Forward Looking Statements” in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Name, Occupation and Security Holding

The following table sets forth the name and residence of those individuals who are directors and executive officers of the Corporation as of November 17, 2014, their current positions or offices with the Corporation, the date when they first became a director and/or executive officer of the Corporation and their principal occupation. The term of each of the directors expires on the date of the Corporation’s upcoming annual meeting of Shareholders, currently scheduled for January 8, 2015, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause.

Name and Residence	Position with Postmedia	Director / Executive Officer Since	Principal Occupation if Different from Position Held

Rod Phillips (1) Toronto, Ontario, Canada	Director and Chair	February 5, 2014	Corporate Director

Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	April 26, 2010 (Director, Chief Executive Officer) July 12, 2010 (President)

Charlotte Burke (1)(2)(5) Toronto, Ontario, Canada	Director	September 20, 2010	Chief Marketing and Sales Officer, QuickPlay Media Inc.

Hugh F. Dow (1)(3)(5) Toronto, Ontario, Canada	Director	January 6, 2011	Corporate Director

Martin Nisenholtz (1)(3)(5) Redding, Connecticut, United States	Director	February 5, 2014	Professor of the Practice of Digital Communications at Boston University

Jane Peverett (1)(2)(4) Vancouver, British Columbia, Canada	Director	April 10, 2013	Corporate Director

Graham Savage (1)(2)(3) Toronto, Ontario, Canada	Director	July 12, 2010	Corporate Director

Steven Shapiro (4) New York, New York, United States	Director	July 12, 2010	Founding Partner and Portfolio Manager, GoldenTree Asset Management LP

Peter Sharpe (1)(3)(4) Toronto, Ontario, Canada	Director	June 17, 2010	Corporate Director

Robert Steacy (1)(2)(3) Toronto, Ontario, Canada	Director	July 14, 2010	Corporate Director

Wayne Parrish Toronto, Ontario, Canada	Chief Operating Officer	July 19, 2010	—

Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	July 12, 2010	—

Jeffrey Haar Toronto, Ontario, Canada	Executive Vice President, Legal and General Counsel	January 11, 2012	—

Michelle Hall Toronto, Ontario, Canada	Executive Vice President, Human Resources	July 13, 2010	—

Gordon Fisher Toronto, Ontario, Canada	President, Pacific Newspaper Group	July 13, 2010	—

Gillian Akai Toronto, Ontario, Canada	Vice President, Legal Affairs and Corporate Secretary	July 12, 2010	—

Notes:

(1)	Independent member of the Board.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation and Pension Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Member of Digital Oversight Committee.

As a group, the directors and executive officers of the Corporation, as of November 17, 2014, beneficially own or exercise control or direction, directly or indirectly, over 183,532 Voting Shares (representing 19.48% of the total Voting Shares issued and outstanding) and 70,453 Variable Voting Shares (representing 0.18% of the total Variable Voting Shares issued and outstanding).

On February 5, 2014, Mr. Phillips was appointed director and Chair of the Board and Mr. Nisenholtz was appointed director and Chair of the Digital Oversight Committee. Upon the appointment of Mr. Phillips as Chair of the Board: (a) Mr. Godfrey resigned as Interim Chair of the Board and continued his roles as director and President and Chief Executive Officer of Postmedia; and (b) Mr. Sharpe resigned as Lead Director and continued his role as director.

Biographies

The following are brief profiles of our directors and executive officers, including a description of each individual’s principal occupation within the past five years.

Rod Phillips (Chair)

Mr. Phillips was most recently President and Chief Executive Officer of the Ontario Lottery and Gaming Corporation, an Operational Enterprise of the Ontario Ministry of Finance (OLG), which is responsible for gaming sites and the sales of lottery products across the Province of Ontario. He resigned from this position on January 22, 2014. Prior to his appointment to the OLG, Mr. Phillips was President and Chief Executive Officer of Shepell.fgi, one of North America’s leading providers of workplace health and productivity solutions. From 1997 to 2000, Mr. Phillips served as Chief of Staff to Mayor Mel Lastman during his first term as the leader of the newly amalgamated City of Toronto.

Mr. Phillips currently sits on the boards of Discovery Air Inc. and Data Group Limited. In addition, Mr. Phillips is currently Chair of the Boards of the Greater Toronto CivicAction Alliance and Telus Toronto Community Board. He is also a member of the board of the Toronto International Film Festival and was the founding Chair of the Centre for Addiction and Mental Health’s (CAMH) Transforming Lives Gala in support of CAMH’s critical work.

Paul Godfrey (Director)

Mr. Godfrey is the President and Chief Executive Officer of Postmedia. Prior to this he served as President and Chief Executive Officer of National Post Inc., President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, and spent 16 years with Sun Media Corporation, eventually taking the role of President and Chief Executive Officer. Mr. Godfrey has a proud record of public service including a record four terms (11 years) as the Chairman of the Municipality of Metropolitan Toronto. He is Chairman of the Board of RioCan Real Estate Investment Trust. He also serves on the board of Cargojet Income Fund and serves as Vice Chair of Baycrest Centre for Geriatric Care.

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

Martin Nisenholtz (Director)

Mr. Nisenholtz is currently Professor of the Practice of Digital Communications at Boston University and a Venture Partner of FirstMark Capital, an early stage venture capital firm based in New York City. Mr. Nisenholtz served as Senior Advisor for The New York Times Company, the global media organization, and was a Fellow at the Shorenstein Center at Harvard University from January 2013 to May 2013. In December 2011, Mr. Nisenholtz retired from his full-time role at The New York Times Company where he had served as Senior Vice President, Digital Operations and was responsible for the strategy development, operations and management of its digital properties. Prior to that, Mr. Nisenholtz was Chief Executive Officer of New York Times Digital. In June 2001, Mr. Nisenholtz founded the Online Publishers Association, an industry trade organization that represents the interests of high-quality online publishers.

Mr. Nisenholtz currently serves on the boards of Yellow Media Inc., a Canadian media and marketing solutions company, and eXelate, a U.S. privately held data and analytics company. He also serves on the board of RealMatch, a U.S. privately held online recruitment advertising solutions company.

Jane Peverett (Director)

Ms. Peverett currently serves as a director of Encana, a leading North American energy producer, as well as Northwest Natural Gas Company and Canadian Imperial Bank of Commerce. She is also Chair of the Board of the BC Ferry Authority and a director of Associated Electric & Gas Insurance Services Limited. Prior to this, Ms. Peverett was the President and Chief Executive Officer of BC Transmission Corporation from April 2005 to January 2009, and was previously its Vice-President, Corporate Services and Chief Financial Officer. In addition, Ms. Peverett was the President and Chief Executive Officer of Union Gas Limited from April 2002 to May 2003 after serving in various senior roles within Westcoast Energy Inc.

Graham Savage (Director)

Mr. Savage is a Corporate Director, and from 1997 to 2007, he was Chairman and Founding Partner of Callisto Capital, a merchant banking firm. Prior to that, Mr. Savage spent 21 years as a senior officer at Rogers Communications Inc. He is currently a director of Canadian Tire Corp., Canadian Tire Bank, Cott Corporation and is Chairman of Whistler Blackcomb Holdings Inc. Mr. Savage previously served as a director of Rogers Communications Inc., Sun Media Corp., Royal Group Technologies Ltd., Hollinger International Inc., and The Daily Telegraph (UK), among others.

Steven Shapiro (Director)

Mr. Shapiro is a Founding Partner and Portfolio Manager at GoldenTree, and is a member of its Executive Committee. He is responsible for the firm’s investments in media and communications as well as its investments in distressed assets. Prior to joining GoldenTree, Mr. Shapiro was a Managing Director in the High Yield Group at CIBC World Markets, where he headed Media and Telecommunications Research. He is a member of the boards of various corporate and not-for-profit entities, including Source Home Entertainment, Inc., the holding company of Source Interlink, Granite Broadcasting, Southern Community Newspapers, Inc. and James Cable, LCC.

Peter Sharpe (Director)

Mr. Sharpe retired as President and Chief Executive Officer of Cadillac Fairview Corporation in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a director of Multiplan Empreendimentos Imobiliarios S.A., Morguard Corporation, First Industrial REIT (US), and Allied Property REIT. Mr. Sharpe is also a past Chairman and current Trustee of the International Council of Shopping Centers.

Robert Steacy (Director)

Mr. Steacy retired in 2005 after spending more than 16 years as the Senior Financial Officer of Torstar Corporation. Mr. Steacy is the Chairman of the Board of Domtar Corporation and Chair of the Audit Committee of Cineplex Inc. From 2005 to 2007 he served on the boards of Alliance Atlantis Communications Inc. and Somerset Entertainment Income Fund, and was a director of Canadian Imperial Bank of Commerce from 2008 to 2012.

Wayne Parrish (Chief Operating Officer)

Mr. Parrish became the Corporation’s Chief Operating Officer in January 2012. Prior to that, he was appointed in July 2010 to head up Postmedia’s business transformation (which services he provided through his management company, Sport Media Enterprises Inc.). Before joining Postmedia, Mr. Parrish acted as Chief Executive Officer of Canada Basketball from 2007 to 2010. Mr. Parrish spent the first two decades of his career as a journalist and was a senior executive with Sun Media Corporation during a period that culminated in a management buyout of the company from Rogers Communication Inc., and eventual sale to Quebecor Inc. He has been General Manager and Executive Editor of the Toronto Sun, Vice-President Strategy at Sun Media, Chairman and President & Chief Executive Officer of the CANOE Online Network, President & Chief Executive Officer of Quebecor New Media, and President & Chief Executive Officer of Sport Media Group.

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

Gillian Akai (Vice President, Legal Affairs and Corporate Secretary)

Ms. Akai was appointed to the role of Vice President, Legal Affairs and Corporate Secretary in July 2010. Previously she served as Director, Legal Affairs/Legal Counsel for Canwest Media Inc. from April 2006 to July 2010. Ms. Akai was previously in private legal practice in the Toronto office of Fraser Milner Casgrain LLP (now Dentons LLP).

Cease Trade Orders or Bankruptcies

Other than as described below, no director or executive officer of Postmedia is, or within ten years before the date hereof, has been a director, chief executive officer or chief financial officer of any company (including Postmedia) that, (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of the preceding sentence, “order” means; (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation.

Other than as described below, to the knowledge of the Corporation, no director or executive officer, or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia: (a) is at the date hereof, or has been within ten years before the date hereof, a director or executive officer of any company (including Postmedia) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, or within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder.

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

Prior to their mandates with Postmedia, Messrs. Godfrey, Lamb, and Ms. Hall were executive officers of certain of the LP Entities or one of the LP Entities’ wholly-owned subsidiaries. On January 8, 2010, the Ontario Superior Court of Justice issued an order that, among other things, granted the LP Entities protection from their creditors under the CCAA. Postmedia acquired substantially all of the newspaper and digital media businesses previously owned by the LP Entities pursuant to a plan of compromise or arrangement that was implemented during the course of the LP Entities’ proceedings under the CCAA. On April 24, 2013, the Ontario Superior Court of Justice made an order terminating the CCAA proceedings of the LP Entities.

Mr. Godfrey served on the board of directors of Mobilicity (formerly known as Data & Audio Visual Enterprises Mobilicity), from November 20, 2008 to April 30, 2013. Mobilicity sought and received CCAA protection on September 30, 2013.

Mr. Savage was a director of Microcell Inc. when it filed for protection under the CCAA. Mr. Savage was a director of Sun-Times Media Group, Inc. (“Sun Times”), formerly Hollinger International Inc. (“Hollinger”). He served as a director of that company from July, 2003 until November, 2009. On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim management’s discussion and analysis for the three-month period ended March 31, 2004 and its annual financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against an insider of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect. Sun Times filed for protection under Chapter 11 of the USBC in April 2009.

Mr. Shapiro was a director of Reader’s Digest Association Inc. (“Reader’s Digest”) until August 2009. Reader’s Digest filed for protection under Chapter 11 of the USBC in August 2009, after Mr. Shapiro’s departure from its board.

Mr. Nisenholtz was appointed to the Board of Trustees of Yellow Pages Income Fund, a predecessor of Yellow Media Inc., on May 9, 2006. Upon the conversion of the fund into a Canadian corporation on November 1, 2010, Mr. Nisenholtz became a director of Yellow Media Inc. Yellow Media Inc. announced a Recapitalization on July 23, 2012 which was implemented and became effective on December 20, 2012. The Recapitalization was implemented in accordance with a court approved Plan of Arrangement under the CBCA pursuant to which the former securities of Yellow Media Inc. and all entitlements relating thereto were exchanged and cancelled for, as applicable, cash and common shares and warrants of Yellow Media Limited, and new senior secured notes and new senior subordinated exchangeable debentures of YPG Financing Inc. (formerly known as Yellow Media Inc.). YPG Financing Inc. is a wholly-owned subsidiary of Yellow Media Limited. The Recapitalization reduced the Corporation’s debt, including preferred shares, by approximately $1.5 billion.

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

Conflicts of Interest

Mr. Shapiro is a Founding Partner and Portfolio Manager at GoldenTree, and is a member of its Executive Committee. GoldenTree is located at 300 Park Avenue, 21st Floor, New York, New York, 10022 USA. GoldenTree, and certain investment funds for which it serves as investment adviser, own 15,332,337 Variable Voting Shares as at November 17, 2014 (see “Item 7 – Major Shareholders and Related Party Transactions”) and a portion of the First-Lien and Second-Lien Notes, both as issued by Postmedia Network Inc. GoldenTree’s combined debt and equity holdings may give rise to a potential conflict of interest. On October 6, 2014, Postmedia entered into a Standby Purchase Agreement, as described further in “Item 4.A History and Development of the Company - Incorporation”, pursuant to which GoldenTree has agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering. The Standby Purchase Agreement may give rise to a potential conflict of interest.

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

The following discussion and analysis examines the compensation earned by the Corporation’s President and Chief Executive Officer (the “CEO”), the Executive Vice President and Chief Financial Officer (the “CFO”) and the three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”), who served as executive officers of the Corporation for the year ended August 31, 2014 (“Fiscal 2014”). In addition, it describes and explains Postmedia’s compensation philosophy and objectives and the significant elements of compensation of the Corporation’s NEOs during Fiscal 2014.

The NEOs for Fiscal 2014 were:

•	Paul Godfrey, President and Chief Executive Officer

•	Douglas Lamb, Executive Vice President and Chief Financial Officer

•	Wayne Parrish, Chief Operating Officer

•	Gordon Fisher, President, Pacific Newspaper Group

•	Jeffrey Haar, Executive Vice President, Legal and General Counsel

Executive Compensation Components and Their Objectives

Postmedia’s executive compensation program is comprised of the following compensation components:

•	base salary;

•	annual short-term incentives (annual bonuses);

•	long-term incentives, which include stock options and restricted share units;

•	pension benefits; and

•	perquisites.

The primary objective of our executive compensation program is to attract and motivate key executives to carry out business strategies that are aligned with the creation of Shareholder value. The level of compensation paid to each NEO is based on the executive’s qualifications, experience, responsibility and performance.

(i) Salary

Base salary remunerates executives for discharging job requirements. The NEOs base salary represents a fixed level of cash compensation and it is reviewed annually by the Compensation and Pension Committee, with recommendations to the Board for their approval, with the goal of ensuring that each NEO is paid fairly, taking into consideration the requirements of the position, the executive’s performance, knowledge, skills, experience and equity with other executives within Postmedia and compared to the external market for competitiveness. The Corporation’s policy is to target base salary compensation for the NEOs at the median level or just above, based on external market considerations, organizational and individual performance. The NEOs’ total compensation is also reviewed based upon the comparator group recommended by Hugessen (see “Item 6C. Board Practices – Competitive Benchmarking”).

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

The Corporation’s policy is to target short-term incentives at median for the NEOs with the purpose of being externally competitive while incenting for maximum performance to achieve Company goals.

In designing the STIP, the goal is to align the payouts with the business strategy and to motivate plan participants to achieve defined goals. The CEO is eligible for 100% of base salary at target and the other four NEOs are eligible for 50% of base salary at target. The short-term incentives all have a maximum payout opportunity equal to 150% of target.

For Fiscal 2014, consistent with the prior fiscal year the Board provided the CEO with discretion to recommend an adjustment on incentive bonus payments under the STIP subject to the performance of pre-defined and pre-approved criteria (the “Discretionary Payout”). The Discretionary Payout is subject to Board approval and cannot exceed an established fixed percentage of the overall STIP. The payout is capped at 150% of target (including any Discretionary Payout).

The CEO STIP plan design for Fiscal 2014 remained the same as the prior fiscal year, with the minimum payout threshold set at 80% of performance target. The payout is capped at 150% when performance reaches 120% of target (payouts are graduated proportionately for achievements between 80% and 100% and between 100% and 120% of target).

The plan STIP for the other four NEOs remained the same as the prior fiscal year with the minimum payout threshold set at 85% of performance target. The payout is capped at 150% of target when performance achievement reaches 125% of performance target (payouts are graduated proportionately for achievements between 85% and 100% and between 100% and 125% of target).

In October 2014, the Board approved a plan payout for Fiscal 2014 based upon the level of achievement of the target (established for purposes of the STIP) based on the corporate performance of consolidated operating profit before depreciation amortization, impairment and restructuring (the “Consolidated Operating Profit Target”). The threshold performance target described above was met for the CEO, but was not met for the other NEOs. The Compensation and Pension Committee sets the targets for the STIP based on the organizational strategic plan and budget. Targets reflect the challenges facing the publishing industry and align with industry trends.

The Consolidated Operating Profit Target established for the STIP for Fiscal 2014 was $133 million, whereas the actual achievement was $110 million.

The short-term incentive award targets and the payout achievement of these targets in Fiscal 2014 for the NEOs of the Corporation are as follows:

Participant Name	Fiscal 2014 Target Payout (as a % of base salary)	Fiscal 2014 Target Payout ($)	Fiscal 2014 Actual Payout ($)
Paul Godfrey	100%	950,000	99,750
Douglas Lamb	50%	225,000	—
Wayne Parrish	50%	237,500	—
Gordon Fisher	50%	200,000	—
Jeffrey Haar	50%	150,000	—

(iii) Long-term Incentive Plans

The Corporation has an Option Plan (as defined herein) and a RSU Plan (as defined herein) that are intended to, among other things, attract, motivate and retain certain executive officers and other grantees and align their interests with the interests of Shareholders. The long-term incentive programs are designed to reward performance over a ten year period, and vest over a four year period, and are provided to senior leaders in value driven roles and key contributors who are critical to the organization’s future. (See “Option Plan” and “RSU Plan”).

Pension Plan

Postmedia maintains a defined benefit pension plan (the “Pension Plan”) for its executives, however it does not offer a supplemental executive retirement plan. The benefit formula takes into consideration the member’s pensionable earnings and credited service in the Pension Plan along with the maximum Canada Pension Plan levels. The formula is: 1.25% multiplied by the final average earnings up to the average yearly maximum pensionable earnings multiplied by the credited service plus 1.75% multiplied by the final average earnings in excess of the average yearly maximum pensionable earnings multiplied by the credited service. The Pension Plan averages the member’s best five years of pensionable earnings during the last ten years prior to retirement or termination.

The maximum pension payable under the Pension Plan is as prescribed by the Tax Act. The executive officers and all participants contribute an amount of 2.5% of pensionable earnings to the Pension Plan up to the yearly maximum pensionable earnings and 5% thereafter.

The Pension Plan also provides for an early retirement subsidy for the executive officers and all participants who take early retirement following the attainment of both age 62 and ten years of continuous service. A participant retiring after age 55 but before age 62 with ten or more years of continuous years of service may elect to receive an unreduced deferred retirement income payable at age 62. For a participant retiring after age 55 but before age 62 with less than ten years of continuous employment, the pension is reduced by a factor of one-third of 1% for each complete month by which the early retirement date precedes the normal retirement date.

Messrs. Lamb, Parrish and Haar all participate in the Pension Plan. Mr. Godfrey is not eligible to participate in the Pension Plan because he has exceeded the maximum age to be eligible to participate and Mr. Fisher is in receipt of the pension benefit under the Pension Plan.

Defined Benefit Plan Table as of August 31, 2014

Participant Name	Number of Years Credited Service (#)	Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation ($) (1)	Compensatory Change ($) (1)	Non- Compensatory Change ($) (1)	Closing Present Value of Defined Benefit Obligation ($) (1)
		At Year End	At Age 65
Douglas Lamb	2.7	7,400	42,500	56,000	14,000	29,200	99,200
Wayne Parrish	2.8	7,800	24,900	67,800	16,200	28,700	112,700
Jeffrey Haar	2.3	6,500	52,900	35,800	11,000	26,200	73,000
Gordon Fisher (2)	21.3	52,600	52,600	714,200	—	50,600	764,800

Notes:

(1)

An actuarial valuation of the Pension Plan was completed as at December 31, 2013 for funding purposes and these results were extrapolated to August 31, 2014 for accounting purposes. The present value of the obligation was determined using the Projected Unit Credit Method pro-rated on service. Calculations are made based upon a discount rate assumption of 4.00%. Compensatory change consists of normal cost net of employee contributions. Non-compensatory change consists of interest on the present value of the defined benefit obligation and employee contributions. Mr. Fisher’s non-compensatory change is due to interest on the present value of the defined benefit obligation, changes to the assumptions and pension payments made to Mr. Fisher under the Pension Plan.

(2)

Mr. Fisher is currently receiving annual benefits under the Pension Plan of $52,600 based on an election of joint and survivor pension and credited service of 21.3 years at attainment of the pension benefit.

Benefits and Perquisites

Although not considered a primary element of the compensation program, the Corporation provides a market competitive package of executive level benefits and perquisites for its NEOs. The executive group benefits program includes health, dental, life insurance, wellness, short-term and long-term disability coverage. Perquisites provided to the NEOs consist of car allowances and club memberships, with a car lease available to the CEO. The level of benefits and perquisites are determined based on guidelines that have been established under an executive compensation total rewards framework.

Summary Compensation Table

The following table summarizes the annual compensation provided for services rendered to Postmedia by its NEOs for Fiscal 2014, 2013 and 2012.

Name and Principal Position	Fiscal Year	Salary ($)		Share- Based Awards ($)	Option- Based Awards ($) (1)		Non-Equity Incentive Plan Compensation ($)			Pension Value ($) (2)	All Other Compensation ($) (3)		Total Compensation ($) (1)
							Annual Short- Term Incentive Plans (4)		Long- Term Incentive Plans

Paul Godfrey (5) President and Chief Executive Officer	2014 2013 2012	950,000 950,000 950,000		— — —	188,000 — —	(6)	99,750 579,500 —		— — —	— — —	181,638 151,338 167,832	(7) (7) (7)	1,419,388 1,680,838 1,117,832

Douglas Lamb Executive Vice President and Chief Financial Officer	2014 2013 2012	450,000 450,000 450,000		— — —	61,100 — —	(6)	— 62,437 75,000	(8)	— — —	14,000 16,400 8,100	— — —		525,100 528,837 533,100

Wayne Parrish Chief Operating Officer	2014 2013 2012	475,000 475,000 475,000		— — —	61,100 — 584,000	(6) (9)	— 65,906 —		— — —	16,200 18,100 11,800	— — —		552,300 559,006 1,070,800

Gordon Fisher President, Pacific Newspaper Group	2014 2013 2012	400,000 400,000 400,000		— — —	14,100 — —	(6)	— 71,417 —		— — —	— — —	— 400,150 98,670	(10) (10)	414,100 871,567 498,670

Jeffrey Haar Executive Vice President, Legal and General Counsel	2014 2013 2012	300,000 300,000 193,270	(11)	— — —	37,600 — 146,000	(6) (9)	— 41,625 64,000	(12)	— — —	11,000 12,700 —	— — —		348,600 354,325 403,270

Notes:

(1)

The total compensation value includes the estimated value of Options (as defined below) granted during the applicable fiscal periods as determined using the Black-Scholes option pricing model as this is an acceptable methodology in accordance with International Financial Reporting Standards. Option-based awards only represent an estimated value of the Options granted and do not represent cash received by the NEO. This amount is at risk and may be equal to zero. Accordingly, the total compensation value does not represent the true cash compensation earned by the NEO. The class of Shares underlying the Options is determined at the discretion of the Board. Since October 2013, the class of Shares underlying the Options has been Variable Voting Shares.

(2)	Refer to the “Pension Plan – Defined Benefit Plan Table as of August 31, 2014” for additional details.
(3)

The value of perquisites and benefits for the NEOs, other than Messrs. Godfrey and Fisher, do not exceed either $50,000 or 10% of the NEOs annual salary, and are therefore not included in All Other Compensation.

(4)

The annual short-term incentive plan compensation in the above table relating to Fiscal 2014 was accrued in Fiscal 2014 and will be paid in Fiscal 2015. The annual short-term incentive plan compensation relating to Fiscal 2013 was accrued in Fiscal 2013 and paid in Fiscal 2014. The annual short-term incentive plan compensation relating to Fiscal 2012 was accrued in Fiscal 2012 and paid in Fiscal 2013.

(5)	Mr. Godfrey does not receive any compensation for serving as director of the Corporation.
(6)

Messrs. Godfrey, Lamb, Parrish, Fisher and Haar were granted 200,000, 65,000, 65,000, 15,000, and 40,000 Options, respectively, on February 24, 2014. The Options had a grant date fair value of $0.94 which was determined using the Black-Scholes option pricing model. Key assumptions used in the model were an exercise price of Shares of $2.02, risk free rate of interest of 1.38% based on the Bank of Canada five year benchmark bond yield in effect on the date of grant, dividend yield of nil, a volatility factor of 52.73% based in part on the volatility of the Corporation’s Shares and the volatility of the shares of similar companies in the media and publishing industry and an expected life of options of 5 years based partly on contractual terms and a published academic study. These Options expire on October 24, 2023.

(7)	This amount includes entertainment expenses totaling $109,976 (2013 - $79,742) (2012 - $107,831).
(8)	This amount represented a $75,000 discretionary bonus for Fiscal 2012.
(9)

Messrs. Haar and Parrish were granted 50,000 and 200,000 Options, respectively, on January 26, 2012. The Options had a grant date fair value of $2.92 which was determined using the Black-Scholes option pricing model. Key assumptions used in the model were a weighted average exercise price of Shares of $6.43, risk free rate of interest of 1.33% based on the Bank of Canada five year benchmark bond yield in effect on the date of grant, dividend yield of nil, a volatility factor of 54% based in part on the volatility of the Corporation’s Shares and the volatility of the shares of similar companies in the media and publishing industry and an expected life of options of 5 years based partly on contractual terms and a published academic study. These Options expire on January 26, 2022.

(10)	This amount includes a discretionary retention bonus for Fiscal 2013 and Fiscal 2012 of $366,000 and $75,000 respectively. The Corporation may consider similar payments in future years.
(11)	Mr. Haar commenced employment with Postmedia on January 9, 2012. Mr. Haar’s salary on an annualized basis in Fiscal 2012 was $300,000.
(12)	For Fiscal 2012 this amount represented a $64,000 contractual bonus.

Performance Graph

The graph set out below illustrates the cumulative total return over the period from June 14, 2011 (Postmedia’s listing date on the TSX) to August 31, 2014, of a $100 investment in the Voting Shares and Variable Voting Shares as compared to the S&P / TSX Composite Index.

The year-end values of each investment are based solely on the change in the underlying Share price as no dividends were paid. The calculations exclude brokerage fees and any applicable taxes. Total Shareholder returns from each investment may be calculated from the year-end investment values shown below the graph.

Note:

The data points in the performance graph above reflect the initial investment of $100 on June 14, 2011; the investment’s performance for the period covering June 14, 2011 to August 31, 2011; and the investment’s performance for the years ending August 31, 2012, 2013 and 2014.

Pay For Performance

The Corporation evaluates and considers the compensation of the NEOs with a pay for performance perspective. Although a portion of the NEO’s aggregate compensation as shown in the “Summary Compensation Table” is composed of option-based awards, which link part of the NEO’s compensation with the underlying performance of the Shares and thereby with Shareholder returns, the Compensation and Pension Committee does not base its compensation decisions on the trading price of the Shares of the Corporation. The Compensation and Pension Committee believes the trading price of the Shares is affected by external factors over which the Corporation has little or no control and certain of these external factors do not necessarily reflect the operating performance of the Corporation. Compensation payouts are based on key financial targets that reflect the organizational strategic plan and budgets. Budget targets, set on an annual basis, reflect the significant challenges facing the publishing industry. Compensation plans are working as expected as shown in the “Summary Compensation Table”, indicated by the differentiation in payouts based on achievement of targets.

Incentive Plan Awards

Option Plan

The stock option plan (the “Option Plan”) is intended to assist the Corporation in attracting, motivating and retaining officers and employees by granting the right to purchase Shares (“Options”), as applicable, under the Option Plan, in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with the interests of the Shareholders of the Corporation.

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

The maximum number of Shares that may be reserved for issuance at any time for the exercise of Options under the Option Plan is 3,000,000 Shares representing 7.5% of the total number of Shares issued and outstanding. As of August 31, 2014, 2,310,000 Options, including 600,000 tandem Options/RSUs, or 77.0% of the number of Options that are reserved for issuance, have been granted under the Option Plan, representing 5.7% of the total number of Shares issued and outstanding. Therefore, there are currently 690,000 Options available to be granted under the Option Plan representing 1.7% of the total number of Shares issued and outstanding. All Options will have a fixed exercise price, which shall not be less than the fair market value at the date of grant, being the volume-weighted average closing price of the applicable Shares on the TSX for the five trading days in which the Shares have actually traded immediately preceding such date, or if the Shares are not listed and posted for trading on any stock exchange, the fair market value of the Shares as determined by the Board in its sole discretion (“Fair Market Value”). At the election of a Participant, in lieu of exercising an Option a Participant may instead choose to surrender such Option, in whole or in part, in consideration of (i) the difference between the Fair Market Value on the date of exercise of the Shares subject to the Option and the exercise price for such Option (the “Option Value”) in the form of Shares, or (ii) the Option Value in the form of cash, subject to the consent of Postmedia. The term of any Option shall expire on the tenth anniversary of the date of grant, unless otherwise specified by the Plan Administrator at the time of grant, subject to extension of up to ten business days in the event the expiration of an Option would otherwise occur during or within two business days after the end of a Blackout Period (as defined in the Option Plan). Options (including the rights attached thereto) are non-assignable and non-transferable except through devolution by death. The terms and conditions of Options granted under the Option Plan are subject to adjustments in certain circumstances, at the discretion of the Plan Administrator.

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

Under the Option Plan, in the case of the death of a Participant, all outstanding unvested Options granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is one year following the date of death of such Participant; or (ii) the date on which the exercise period of the particular Option expires. In the case of Incapacity (as defined in the Option Plan), all outstanding unvested Options granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including the date on which the particular Option expires. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested Options granted to such Participant immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date on which the exercise period of the particular Option expires; or (ii) the date that is 90 days following the date of resignation. In the case of Retirement (as defined in the Option Plan) of a Participant, all outstanding unvested Options granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such Options once vested at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is three years following the date of Retirement; or (ii) the date on which the exercise period of the particular Option expires, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options as at the date of Retirement at any time up to and including (but not after) the earlier of the last business day on or prior to: (x) the date that is three years following the date of Retirement; or (y) the date on which the exercise period of the particular Option expires. Where a Participant’s employment terminates by reason of termination without Cause (as defined in the Option Plan), unless otherwise determined by the Plan Administrator, all outstanding and unvested Options granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date on which the exercise period of the particular Option expires; and (ii) the date that is 90 days after the Termination Date (as defined in the Option Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any Options held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of an Option in accordance with the terms thereof, a Change of Control (as defined in the Option Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as defined in the Option Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within 60 days after an act of Constructive Dismissal (as defined in the Option Plan), the Participant’s Options become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding Options shall be replaced with similar options of the entity resulting from the transaction on substantially the same terms and conditions as the Options, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Plan Administrator may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control.

In the event the Plan Administrator accelerates the vesting of any outstanding Options provided at least ten days’ notice has been provided to an Optionee (as defined in the Option Plan), all vested Options, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control. If, for any reason, the transaction that would result in a Change of Control is not completed, the Plan Administrator may cause the acceleration of exercise periods of any Options or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of Options to be retracted and the vesting of such Options to revert to the manner provided in the applicable Option grant document, unless such Options have already been exercised.

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

RSU Plan

The restricted share unit plan (the “RSU Plan”) provides for the grant of the right to acquire any number of fully paid and non-assessable Shares, as applicable, in accordance with the terms of the RSU Plan (“RSUs”) to Participants, being current part-time or full-time officers, employees or consultants of Postmedia or certain related entities. The maximum aggregate number of Shares issuable pursuant to RSUs outstanding at any time under the RSU Plan shall not exceed 600,000 Shares. Effective July 13, 2010, Postmedia granted 600,000 RSUs to Mr. Godfrey as part of the tandem Options/RSUs (“Tandem Award”) described under “Employment Agreements - President and Chief Executive Officer” and, as a result, there are currently no RSUs available to be granted under the RSU Plan.

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

Under the RSU Plan, in the case of the death of a Participant, all outstanding unvested RSUs granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is one year following the date of death of such Participant. In the case of Incapacity (as defined in the RSU Plan), all outstanding unvested RSUs granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is 90 days following the date of resignation. In the case of Retirement (as defined in the RSU Plan) of a Participant, all outstanding unvested RSUs granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such RSUs once vested at any time up to and including (but not after) the last business day on or prior to the date that is three years following the date of Retirement, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs as at the date of Retirement at any time up to and including (but not after) the last Business Day on or prior to the date that is three years following the date of Retirement. Where a Participant’s employment terminates by reason of termination without Cause (as defined in the RSU Plan), unless otherwise determined by the Board, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the date that is 90 days after the Termination Date (as defined in the RSU Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any RSUs held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of a RSU in accordance with the terms thereof, a Change of Control (as defined in the RSU Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or a related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as defined in the RSU Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within 60 days after an act of Constructive Dismissal (as defined in the RSU Plan), the Participant’s RSUs become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding RSUs shall be replaced with similar restricted share units of the entity resulting from the transaction on substantially the same terms and conditions as the RSU Plan, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Board may, in its sole discretion, accelerate the vesting of any or all outstanding RSUs to provide that such outstanding RSUs shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control. In the event the Board accelerates the vesting of any outstanding RSUs (i) provided at least ten days’ notice has been provided to a Participant, all vested RSUs, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control, and (ii) if, for any reason, the transaction that would result in a Change of Control is not completed, the Board may cause the acceleration of exercise periods of any RSUs or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of RSUs to be retracted and the vesting of such RSUs to revert to the manner provided in the applicable RSU agreement, unless such RSUs have already been exercised.

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

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth information related to Options held by the NEOs as at August 31, 2014 (to which there has been no change to November 17, 2014):

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)(2) (#)	Option Exercise Price ($)	Class of Shares underlying the Options Granted	Option Expiry Date	Value of Unexercised In-the-Money Options (3) ($)	Number of Shares that have not Vested (#)	Market or Payout Value of Share- based Awards that have not vested ($)
Paul Godfrey (4)	400,000	9.85	Voting Shares	July 13, 2020	—	—	—
	200,000	2.02	Variable Voting Shares	October 24, 2023	18,000	—	—
Douglas Lamb	200,000	9.85	Voting Shares	July 13, 2020	—	—	—
	65,000	2.02	Variable Voting Shares	October 24, 2023	5,850	—	—
Wayne Parrish	200,000	6.53	Voting Shares	January 26, 2022	—	—	—
	65,000	2.02	Variable Voting Shares	October 24, 2023	5,850	—	—
Gordon Fisher	200,000	9.85	Voting Shares	July 13, 2020	—	—	—
	15,000	2.02	Variable Voting Shares	October 24, 2023	1,350	—	—
Jeffrey Haar	50,000	5.68	Variable Voting Shares	January 26, 2022	—	—	—
	40,000	2.02	Variable Voting Shares	October 24, 2023	3,600	—	—

Notes:

(1)	Includes both vested and unvested Options.
(2)	The class of Shares underlying the Options is determined at the discretion of the Board. Since October 2013, the class of Shares underlying the Options has been Variable Voting Shares.
(3)

This column contains the aggregate value of the in-the-money vested and unvested unexercised Options as of August 31, 2014, computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding August 31, 2014, of $1.53 for the Voting Shares and $2.11 for the Variable Voting Shares. The Options have not been and may never be exercised and the actual gain, if any, on exercise will depend on the value of the Voting Shares or Variable Voting Shares on the date of such exercise.

(4)	Does not include Mr. Godfrey’s Tandem Award. The Tandem Award is further described in “Employment Agreements – President and Chief Executive Officer”.

Value Vested or Earned During the Year

The following table summarizes the value of share-based awards and option-based awards that would have been realized by each NEO during Fiscal 2014 if the share-based awards and option-based Awards that vested in Fiscal 2014 had been exercised on their vesting date:

Name	Option-Based Awards - Value Vested During the Year ($) (1)	Share-Based Awards - Value Vested During the Year ($) (2)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($) (3)
Paul Godfrey	—	171,600	99,750
Douglas Lamb	—	—	—
Wayne Parrish	—	—	—
Gordon Fisher	—	—	—
Jeffrey Haar	—	—	—

Notes:

(1)

For Messrs. Godfrey, Lamb and Fisher the value of the Options granted which vested in Fiscal 2014 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of July 13, 2014 of $1.43 for the Voting Shares and the vesting date of February 24, 2014 of $2.02 for the Variable Voting Shares. For Messrs. Parrish and Haar the value of the Options granted which vested in Fiscal 2014 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of January 26, 2014 of $1.71 for the Voting Shares and $2.10 for the Variable Voting Shares and the vesting date of February 24, 2014 of $2.02 for the Variable Voting Shares. None of the Options issued to the NEOs were in-the-money on the vesting dates during Fiscal 2014 as the exercise price was in excess of the value of a Voting Share and Variable Voting Share. The Options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Voting Shares and Variable Voting Shares on the date of such exercise.

(2)

One-fifth of the Tandem Award granted in 2010, which equals 120,000 RSUs, vested on July 13, 2014. The value of the Tandem Award which vested in Fiscal 2014 was computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding July 13, 2014 of $1.43 for the Voting Shares. Mr. Godfrey has not yet exercised either the vested Options or vested RSUs associated with this Tandem Award and for purposes of this disclosure we have assumed Mr. Godfrey will exercise the RSUs. The Options associated with this Tandem Award will expire upon the tenth anniversary of the exercise date, and the RSUs will not expire. There are no exercise prices for RSUs issued under the RSU Plan.

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

The maximum number of Shares that may be issued from treasury to insiders (as defined in the Securities Act (Ontario)) within any one year period and issuable at any time under the ESPP and all other security based compensation arrangements is 10% of the total number of outstanding Shares on a fully diluted basis.

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

Employment Agreements

President and Chief Executive Officer

On July 13, 2010, Mr. Godfrey entered into an employment agreement with Postmedia Network Inc. with an expiry date of August 31, 2014, the term of which agreement was extended as of June 7, 2013 to December 31, 2016. The employment agreement for Mr. Godfrey provides him with an annual base salary of $950,000 and an annual cash incentive target opportunity of 100% of his base salary, based on full achievement of the targets (as discussed in “Statement of Executive Compensation – Annual Short-Term Incentive Plan”) as fixed by the Board, with enhanced eligibility for up to an additional 50% of Mr. Godfrey’s base salary, based on exceeding the plan target fixed by the Board by 20% or more (together with prorated amounts for achieving between 80% and 120% of the targets). Pursuant to the terms of the agreement, Mr. Godfrey subscribed for $1,000,000 of Voting Shares at a price of $9.26 per share (which Shares are currently held in a trust for the benefit of certain members of Mr. Godfrey’s family). In addition, Mr. Godfrey received Options (as defined under “Option Plan”) to acquire 400,000 Voting Shares exercisable at a price of $9.85 per share and a grant of an additional 600,000 tandem Options/RSUs (as defined under “RSU Plan”). These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. Upon the exercise of an Option, Mr. Godfrey will, upon payment of the exercise price, receive one Share in accordance with the terms of the Option Plan. Upon exercise of an RSU, Mr. Godfrey will receive one Share without payment of additional consideration, however Mr. Godfrey may request in writing upon exercising his vested RSUs, subject to the consent of Postmedia, to receive the Fair Market Value of the Shares in cash in accordance with the terms of the RSU Plan. In no event will Mr. Godfrey receive more than 600,000 share entitlements (either in the form of Shares or the value of a Share, as applicable) in respect of the Tandem Award. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of the employment agreement.

Mr. Godfrey is entitled to receive various employee benefits and perquisites. The employment agreement provides that if Mr. Godfrey’s position is terminated without cause by Postmedia Network Inc. or by Mr. Godfrey for “good reason”, Mr. Godfrey will be paid an amount equal to the base salary that would have been payable to him until the expiry of the term of his employment agreement as if it had not been terminated. Mr. Godfrey’s termination clause also provides for an amount equal to the average of annual cash incentive bonuses paid to Mr. Godfrey for each fiscal year of Postmedia Network Inc. during which Mr. Godfrey was employed with Postmedia Network Inc. prorated for any partial year to the expiry of the term, together with continuation of benefits, perquisites and allowances to which Mr. Godfrey was entitled at the date of termination for the same period. In the event of a termination of Mr. Godfrey’s employment by reason of incapacity, Mr. Godfrey is entitled to the base salary and benefits, perquisites and allowances to which he was entitled at the date of termination to the end of the term. Mr. Godfrey’s employment agreement also includes non-competition and non-solicitation covenants effective during the term of employment and post-termination (until the later of 12 months following termination and the entirety of the term of the agreement) in favour of Postmedia Network Inc. The agreement provides that Mr. Godfrey’s position is intended to be full-time and exclusive, subject only to the reasonable fulfillment of his responsibilities in connection with his other positions as approved by Postmedia Network Inc. from time to time. Mr. Godfrey is not eligible for any pension and/or post-retirement income from Postmedia Network Inc.

Other Executive Employment Agreements

The employment agreements for each of Messrs. Lamb, Parrish, Fisher and Haar (each, an “Executive”) provide each such Executive with an initial annual base salary ranging from $300,000 to $475,000, subject to annual review by Postmedia Network Inc., and each Executive is eligible for an annual cash incentive target opportunity of 50% of such Executive’s base salary, with an opportunity to achieve up to 75% if financial performance is 125% of budget. The awarding of incentives will be based on the financial performance of the Corporation. See “Statement of Executive Compensation – Incentive Plan Awards”

Each of the Executives is eligible to participate in the Option Plan and is entitled to receive various employee benefits and perquisites. Pursuant to the terms of their respective employment agreements, Messrs. Lamb and Parrish exercised rights to subscribe for $200,000 of Shares and Mr. Fisher exercised his right to subscribe for $500,000 of Shares, each at a price of $9.26 per share. With the exception of Messrs. Lamb and Parrish’s employment agreements, the employment agreements provide that, if the Executive’s position is terminated without cause by Postmedia Network Inc., they will be paid a lump sum severance payment equivalent to (a) one month’s base salary for each year of service they have completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months), and (b) one month of the Executive’s average annual bonus for each full year of service that they have completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months). In addition, Mr. Haar will also continue to receive benefits for the severance period of a minimum of 18 months up to a maximum of 24 months. If Mr. Lamb’s employment is terminated without cause by Postmedia Network Inc., or due to a change in control, he will be paid a lump-sum severance payment equivalent to two times his base salary, average annual bonus and car allowance, with a minimum payment of $1,378,800. Mr. Lamb will also continue to receive benefits for a period of 18 months. If Mr. Parrish’s employment is terminated without cause, he will be paid a lump-sum severance payment of two times his base salary, average annual bonus and car allowance. Mr. Parrish will also continue to receive benefits for a period of up to 24 months. The Executives’ employment agreements also include non-competition and non-solicitation covenants in favour of Postmedia Network Inc. effective during the term of employment and for a minimum of six months following termination, in the case of the non-competition covenant, and a period of twelve months following termination, in the case of the non-solicitation covenant.

Termination and Change of Control Benefits

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause and termination due to incapacity. The payments are calculated as at August 31, 2014. For additional Information, see “Employment Agreements”.

Name	Compensation Component	Estimated Incremental Payments For Termination Without Cause ($)	Estimated Incremental Payments Due To Incapacity ($)
Paul Godfrey (1)	Base Salary	2,216,667	2,216,667
	STIP	619,161	—
	Unvested Options	14,400	14,400
	Continuation of Benefits	472,544	472,544

	Total	3,322,772	2,703,611

Douglas Lamb (2)	Base Salary	1,378,800	—
	Unvested Options	4,680	—
	Continuation of Benefits	12,923	—

	Total	1,396,403	—

Wayne Parrish (3)	Base Salary	950,000	—
	Car Allowance	28,800
	STIP	65,906	—
	Unvested Options	4,680	—
	Continuation of Benefits	17,230	—

	Total	1,066,616	—

Gordon Fisher (4)	Base Salary	800,000	—
	STIP	71,417	—
	Unvested Options	1,080	—

	Total	872,497	—

Jeffrey Haar (5)	Base Salary	450,000	—
	STIP	31,219	—
	Unvested Options	2,880	—
	Continuation of Benefits	12,923	—

	Total	497,022	—

Notes:

(1)

In the event of the resignation by Mr. Godfrey of his employment due to “good reason” (as defined in his employment contract), Mr. Godfrey will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described in the table above. Mr. Godfrey will not be entitled to any additional Options or RSUs after his termination date, but all existing Options and his Tandem Award will continue to vest in accordance with the provisions of the relevant plan. If Mr. Godfrey’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Voting Share of $1.53 and a value of a Variable Voting Share of $2.11.

(2)

In the event of the resignation by Mr. Lamb of his employment due to a change in control (as defined in his employment contract), Mr. Lamb will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described in the table above. If Mr. Lamb’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Voting Share of $1.53 and a value of a Variable Voting Share of $2.11.

(3)

If Mr. Parrish’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Voting Share of $1.53 and a value of a Variable Voting Share of $2.11.

(4)

If Mr. Fisher’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Voting Share of $1.53 and a value of a Variable Voting Share of $2.11.

(5)

If Mr. Haar’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Variable Voting Share of $2.11.

Except for those payments to Mr. Godfrey described in note 1 to the table above, no incremental payments to the NEOs are triggered upon the event of resignation for “good reason”.

Except for those payments to Mr. Lamb described in note 2 to the table above and the ability of the Board, at its discretion, to accelerate the vesting of unvested Options and unvested RSUs, no incremental payments to the NEOs are triggered upon a change in control of the Corporation.

Director Compensation

Annual Fees

The compensation of any director of Postmedia (other than any members of management who receive no compensation for serving on the Board) has been structured so that a minimum of one-half of such compensation is equity-based. The Chair of the Board receives an annual fee of $270,000. A director who serves as the Chair of the Audit Committee or the Compensation and Pension Committee receives an annual fee of $170,000 and a director who serves as the Chair of any other committee receives an annual fee of $150,000. Each director who is not the Chair of the Board or the Chair of a committee of the Board is entitled to be paid an annual fee of $120,000, and each director who is not the Chair of the Board receives an additional fee of $10,000 in respect of each Board committee on which the director serves but does not chair. For the periods in which they served in such roles, Mr. Godfrey did not receive any compensation for serving as Interim Chair and Mr. Sharpe did not receive any additional compensation for serving as Lead Director. Directors do not receive a fee for each meeting attended unless it is determined by the Board that an extraordinary number of meetings are being held. Annual fees for all of the directors are paid 50% (or at the election of a particular director, a greater percentage) in the form of a grant of DSUs (as defined below) and the balance in cash.

Ms. Burke and Messrs. Savage, Shapiro, Sharpe and Steacy who were appointed prior to, or within 90 days following, July 13, 2010, and Mr. Dow (the “Initial Directors”), each received one year’s additional remuneration in the form of DSUs (as defined herein), which vested in three equal installments over three years, in advance of each such year, and are subject to a performance threshold based on Postmedia achieving an EBITDA (as that term is defined in the applicable Board resolution) of $201.8 million in any one fiscal year. On January 11, 2012, the threshold was adjusted from $220.0 million to reflect the impact of the divestiture of the Victoria Times Colonist, Lower Mainland Publishing Group and Vancouver Island Newspaper Group on Postmedia’s consolidated operating profit before amortization, depreciation, impairment and restructuring. The performance threshold has not been met as of August 31, 2014.

DSUs totaling 393,176 are outstanding and fully vested as at August 31, 2014 under the DSU Plan (as defined herein), with the Value of a Share (as defined in the DSU Plan) used to determine the number of DSUs granted. “Value of a Share” means the five-day weighted average closing price of the Voting Shares or Variable Voting Shares, as applicable for the five trading days in which the applicable Shares have actually traded, or, if the applicable Shares are not trading on the TSX, on the relevant day, the Value of a Share on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board; however, in the event that the applicable Shares are not listed and posted for trading on any stock exchange, the value of a Share shall be the Fair Market Value thereof. During Fiscal 2014, the Corporation paid $679,804 in cash payments to its directors and issued 140,543 DSUs as compensation (as described in the “Director Compensation Table” below) to its directors. During Fiscal 2014 the Corporation settled Mr. Paton’s 19,797 DSUs for cash consideration of $29,056. Further, Mr. Paton’s 113,198 DSUs subject to performance criteria were cancelled as such performance criteria was not satisfied upon payout of the respective DSUs.

Director Compensation Table

The following table describes the compensation that was paid by the Corporation to its non-employee directors during the year ended August 31, 2014. Mr. Godfrey does not receive any compensation for serving as a director of the Corporation. His compensation for serving as CEO is included under the “Summary Compensation Table”. The total compensation received by the Corporation’s non-employee directors in Fiscal 2014 was approximately $1.3 million.

Name	Fees Earned (1) ($)	Fees Granted in DSUs (2) ($)	All Other Compensation ($)	Total ($)
Rod Phillips (3)	76,500	76,500	—	153,000
Charlotte Burke	64,400	75,600	—	140,000
Hugh F. Dow	70,000	70,000	—	140,000
Martin Nisenholtz (4)	45,333	45,333		90,666
John Paton (5)	28,571	—	—	28,571
Jane Peverett	70,000	70,000	—	140,000
Graham Savage	90,000	90,000	—	180,000
Steven Shapiro	65,000	65,000	—	130,000
Peter Sharpe	80,000	80,000	—	160,000
Robert Steacy	90,000	90,000	—	180,000

Total	679,804	662,433	—	1,342,237

Notes:

(1)	Fees earned consist only of those fees paid in cash for the year ended August 31, 2014.
(2)

Fees totaling $377,800 earned in the form of DSUs for the six months ended August 31, 2014 have not been issued due to a special Blackout Period. The special Blackout Period has been lifted and the aforementioned DSUs will be issued in accordance with the DSU Plan.

(3)	Mr. Phillips commenced directorship on February 5, 2014.
(4)	Mr. Nisenholtz commenced directorship on February 5, 2014.
(5)

Mr. Paton ceased to be a director of the Corporation effective November 4, 2013. On November 19, 2013, Mr. Paton received payment for DSUs outstanding that were not subject to either market criteria or performance criteria (see “Director Compensation – DSU Plan”).

DSU Plan

Postmedia has adopted the deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors. Under the DSU Plan, except as otherwise specified by the Board, non-employee directors of Postmedia are required to elect to receive a minimum of 50% (and may elect to receive up to 100%) of their annual fees satisfied in the form of deferred share units (“DSUs”), and may receive additional grants of DSUs under the DSU Plan from time to time in accordance with the terms of the DSU Plan. The number of DSUs to be credited to a director will be calculated on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the Value of a Share (as defined in the DSU Plan) on such date. The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by Postmedia) DSUs will be paid out in cash. The DSUs are generally non-transferrable. Whenever cash dividends or distributions are paid on the Shares, additional DSUs will be credited to directors. The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

The table below sets forth information related to DSUs held by Postmedia’s directors as at August 31, 2014, based on the year of grant:

Director	Vesting conditions (1)	Number of DSUs granted and vested during the year (#) (2)	Value of DSUs vested during the year ($) (3)	Number of DSUs granted and vested as of the end of the year (#)	Value of DSUs vested as of the end of the year ($) (3)
Rod Phillips	No criteria	4,433	9,354	4,433	9,354
	Performance	—	—	—	—
Charlotte Burke	No criteria	18,667	39,387	39,987	72,007
	Performance	—	—	14,213	21,746
Hugh F. Dow	No criteria	17,284	36,469	38,604	69,089
	Performance	—	—	14,213	21,746
Martin Nisenholtz	No criteria	2,627	5,543	2,627	5,543
	Performance	—	—	—	—
Jane Peverett	No criteria	17,284	36,469	17,284	36,469
	Performance		—	—	—
Graham Savage	No criteria	22,223	46,891	49,634	88,829
	Performance	—	—	18,274	27,959
Steven Shapiro	No criteria	16,049	33,863	43,284	75,533
	Performance	—	—	13,198	20,193
Peter Sharpe	No criteria	19,753	41,679	53,273	92,964
	Performance	—	—	16,244	24,853
Robert Steacy	No criteria	22,223	46,891	49,634	88,829
	Performance		—	18,274	27,959

Total - No criteria		140,543	296,546	298,760	538,618

Total - Subject to Performance Criteria		—	—	94,416	144,456

Total Outstanding		140,543	296,546	393,176	683,074

Notes:

(1)

Certain of the DSUs noted in this column as “Performance”, are subject to performance criteria requiring Postmedia to achieve a specified EBITDA threshold as defined in “Director Compensation – Annual Fees”. As noted earlier, the performance threshold has not been met as of August 31, 2014.

(2)

Fees totaling $377,800 earned in the form of DSUs for the six months ended August 31, 2014 have not been issued due to a Blackout Period. The special Blackout Period has been lifted and the aforementioned DSUs will be issued in accordance with the DSU Plan.

(3)

The value of the DSUs vested during the year and as of the end of the year, are computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2014 of $1.53 for the Voting Shares and $2.11 for the Variable Voting Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary of securities issued and issuable under all equity compensation plans of Postmedia as at August 31, 2014:

	Number of Shares to be issued upon exercise of outstanding Options (#)		Weighted average exercise price of outstanding Options ($)	Number of Shares remaining available for future issuance under equity compensation plans (#)

Option Plan approved by Shareholders (1)	2,310,000	(2)	6.66	690,000	(3)
RSU Plan approved by Shareholders (1)	600,000	(4)	—	—
ESPP Plan approved by Shareholders (1)	—		—	800,000	(5)

Notes:

(1)	See “Option Plan”, “RSU Plan” and “Employee Share Purchase Plan” for a description of the Option Plan, RSU Plan, and ESPP respectively.
(2)

Includes 600,000 of tandem Options issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the Options the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration.

(3)	This amount is based on there being a maximum of 3,000,000 Shares authorized for issuance under the Option Plan.
(4)

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

The table set forth below identifies the names and residences of the persons proposed to be nominated for election by Shareholders as directors, their current positions with Postmedia, the date when they first became a director of Postmedia and their principal occupations. On February 5, 2014, Mr. Phillips was appointed Director and Chair of the Board and Mr. Nisenholtz was appointed Director and Chair of the Digital Oversight Committee. Upon the appointment of Mr. Phillips as Chair of the Board: (a) Mr. Godfrey resigned as Interim Chair of the Board and continued his roles as Director and President and Chief Executive Officer of Postmedia; and (b) Mr. Sharpe resigned as Lead Director and continued his role as Director. All of the nominees are currently directors of Postmedia and have been elected for a term ending on the date of the next annual meeting of Shareholders, which is scheduled to take place on January 8, 2015, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause. Each director elected will hold office for a term expiring at the close of the next annual meeting.

Director	Director/Executive Officer Since
Rod Phillips Toronto, Ontario, Canada	February 5, 2014

Paul Godfrey Toronto, Ontario, Canada	April 26, 2010

Charlotte Burke Toronto, Ontario, Canada	September 20, 2010

Hugh F. Dow Toronto, Ontario, Canada	January 6, 2011

Martin Nisenholtz Redding, Connecticut, United States	February 5, 2014

Jane Peverett Vancouver, British Columbia, Canada	April 10, 2013

Graham Savage Toronto, Ontario, Canada	July 12, 2010

Steven Shapiro New York, New York, United States	July 12, 2010

Peter Sharpe Toronto, Ontario, Canada	June 17, 2010

Robert Steacy Toronto, Ontario, Canada	July 14, 2010

None of the directors listed above are party to a service contract with the Corporation providing for benefits upon termination of employment.

Details relating to the Corporation’s Audit Committee

Audit Committee Charter

The Audit Committee’s charter was revised on October 24, 2014 to a) specifically permit the independent auditor to call a meeting of the Audit Committee for the purpose of consistency with the Corporation’s by-laws; and b) require the Audit Committee to meet in camera at each of its regularly scheduled meetings, and at all other meetings, at the discretion of the Chair of the Audit Committee or the Board of Directors, in accordance with its practice and to be consistent with the other committee charters.

Composition of the Audit Committee

The members of the Corporation’s Audit Committee are:

Robert Steacy (Chair)	Independent (1)	Financially literate (2)
Charlotte Burke	Independent (1)	Financially literate (2)
Jane Peverett	Independent (1)	Financially literate (2)
Graham Savage	Independent (1)	Financially literate (2)

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

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities as a member of the Audit Committee are set forth below:

•

Robert Steacy (Chair) – Prior to his retirement in 2005, Mr. Steacy was the Executive Vice President and Chief Financial Officer of Torstar Corporation and had been its Senior Financial Officer for 16 years. In that capacity, he was responsible for overseeing all financial functions of that corporation (including all financial reporting, budgeting, tax, treasury functions and internal audit). Mr. Steacy has been a Chartered Professional Accountant since 1976 (Institute of Chartered Professional Accountants of Ontario) and currently sits on the board of directors of Cineplex Inc. and is the Chairman of the Board of Domtar Corporation. He also currently serves as Chair of the Audit Committee for Cineplex Inc. Mr. Steacy has previously served as Chair of the Audit Committees for each of Domtar Inc. and Somerset Entertainment Income Fund and sat on the Audit Committee of Canadian Imperial Bank of Commerce and Alliance Atlantis Communications Inc. He earned his B.Comm from Queens University in 1973.

•	Charlotte Burke – Ms. Burke holds a Master of Business Administration from Harvard Business School and a Bachelor of Business Administration in Accounting from Acadia University.

•

Jane Peverett – Ms. Peverett was President and Chief Executive Officer of the British Columbia Transmission Corporation (BCTC) having previously served as its Chief Financial Officer. Ms. Peverett was also President and Chief Executive Officer of Union Gas Limited having previously served as its Chief Financial Officer. Ms. Peverett currently serves as Chair of the Audit Committee for each of Canadian Imperial Bank of Commerce and Encana Corporation. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a fellow of the Society of Management Accountants.

•

Graham Savage – Mr. Savage has 38 years of experience in the finance and investment industry, including seven years as Chief Financial Officer of a major public company. He has been a member of many board audit committees, many of which he chaired. Mr. Savage holds an undergraduate degree and an M.B.A. from Queen‘s University.

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

Please see “Item 16.C Principal Accountant Fees and Services” for the fees billed by the Corporation’s external auditors for Fiscal 2014 and Fiscal 2013 for audit, non-audit related services and tax services provided to the Corporation.

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

The Audit Committee reviews significant accounting policies and principles and is updated regularly about current accounting issues and developments. The Audit Committee reviews the experience and qualifications of the senior members of the independent auditor’s team.

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

The Audit Committee charter provides that the Audit Committee is to meet at least quarterly and is to meet separately with senior management periodically, and with the independent auditor as appropriate. The Audit Committee will also meet in camera at each of its regularly scheduled meetings. The Chair of the Audit Committee or the Board of Directors will determine whether it is necessary for the Audit Committee to meet in camera after any of its non-regularly scheduled meetings.

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

Role of the Compensation and Pension Committee

The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Nisenholtz, Sharpe and Steacy. The Compensation and Pension Committee is composed entirely of independent directors. Members of the Compensation and Pension Committee have gained relevant skills and experience with respect to their responsibilities for executive compensation through holding a variety of senior executive management roles, including, for certain members, as CEO of a business with the Human Resources and Finance functions reporting directly to them. In connection with their past roles, most Compensation and Pension Committee members have managed and implemented a variety of compensation policies and programs. The Compensation and Pension Committee regularly reports to the Board in carrying out its responsibilities and duties relating to compensation matters of the Corporation. The Compensation and Pension Committee regularly holds in camera sessions exclusive of management including directors who are members of management and consults with independent advisors in respect of compensation matters (see “Compensation Governance – Role of the Independent Consultant”).

The Compensation and Pension Committee, through meetings, presentations and reports, understands the key drivers and issues affecting the Corporation and regularly meets with senior management.

Consistent with the Compensation and Pension Committee’s charter and based on input from management and the Compensation and Pension Committee’s independent advisor (see “Role of the Independent Consultant”), the Compensation and Pension Committee reviews executive compensation and awards for each of the NEOs.

As part of the executive compensation review, the Compensation and Pension Committee makes recommendations to the Board on compensation levels and incentive plan awards for each of the NEOs based on the guiding principles described below, with particular reference to performance measures. The following outlines the principal responsibilities of the Compensation and Pension Committee with respect to compensation matters:

•

reviews and makes recommendations to the Board of Directors in consultation with the CEO at least annually, on the long term goals and objectives of the Corporation which are relevant to the CEO’s compensation, evaluates the CEO’s performance in light of those goals and objectives, determines and recommends to the independent directors, for approval, the CEO’s compensation based on that evaluation, and reports to the Board thereon. In determining the CEO’s compensation, the Compensation and Pension Committee considers the Corporation’s performance, the value of similar incentive awards to chief executive officers at comparable companies, the CEO’s existing employment contract and the awards given to the CEO in past years, with a view to maintaining a compensation program for the CEO at a fair and competitive level, consistent with the best interests of the Corporation.

•

reviews and makes recommendations to the Board at least annually (and upon appointment), in consultation with the CEO, the compensation of those members of senior management that report directly to the CEO (including incentive-compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements, and change in control arrangements or provisions, and any special or supplemental benefits), with a view to maintaining a compensation program for the senior management at a fair and competitive level, consistent with the best interests of the Corporation.

•	reviews all executive compensation packages with annual cash compensation in excess of $300,000;

•

reviews and makes recommendations to the Board on incentive compensation program design and efficacy (including short term and long term incentive plans), and equity-based compensation programs for the Corporation’s directors, officers and employees, including share ownership guidelines for directors;

•

reviews and makes recommendations to the Board on awards to employees of stock or stock options or other awards pursuant to any of the Corporation’s equity-based plans and exercises such other power and authority as may be permitted or required under those plans;

•	reviews the financial implications of the Corporation’s senior compensation plans, including post-retirement benefits and the funding thereof, if any;

•

reviews the potential results of the Corporation’s senior compensation programs under a wide variety of scenarios to ensure that the Compensation and Pension Committee has an understanding of the linkage between Shareholder interests and senior management payouts;

•	reviews and approves annually any adjustments and guidelines made in respect of the Corporation’s compensation plans.

•

reviews and makes recommendations to the Board at least annually with respect to compensation of directors, the Chair and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming;

•

reviews and, as required, makes recommendations to the Board in co-operation with the Corporation’s senior management the human resources policies and programs which are of strategic significance to the Corporation;

•	reviews all executive compensation disclosure prior to public disclosure by the Corporation; and

•

reviews and makes recommendations during periodic reviews with the Board the succession plans relating to the position of the CEO and other senior positions with respect to the selection of individuals to occupy these positions.

With respect to the Corporation’s pension plans, the Compensation and Pension Committee’s principal duties are to oversee and monitor the management and overall governance of the pension and retirement plans sponsored and administered by the Corporation.

Risk Mitigation

The Compensation and Pension Committee recognizes that the business and competitive environment in which the Corporation operates requires a balanced level of risk-taking to promote growth and achieve the expected financial performance required to provide Shareholders with good returns. The Compensation and Pension Committee is aware that compensation programs, policies and practices should not encourage senior executives to take excessive and unnecessary risk, and monitors this on an ongoing basis by reviewing compensation arrangements to ensure that executives do not make short-term decisions that could be detrimental to long-term Shareholder returns. The Compensation and Pension Committee reviews the performance-based compensation for senior executives and in doing so, reviews the compensation mix of base salary to short-term and long-term incentives. The Corporation promotes acceptable risk taking through the use of performance targets for its short-term incentive plan which has predefined payout thresholds. Risk is mitigated under long-term incentives through the grant of stock options that have vesting provisions. Long-term incentives reward executives for taking a balanced focus on long-term performance and the achievement of long-term goals over a ten year period. The Compensation and Pension Committee is satisfied that current programs, policies and practices, combined with the risk compliance reviews of the organization, promote acceptable risk taking with appropriate and reasonable incentive compensation and has not identified any risks with such programs, policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Hedging Policy

The Corporation has a policy of prohibiting its employees from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange traded funds, that are designed to hedge or offset a decrease in market value of securities of Postmedia held, directly or indirectly, by such employees, including equity securities granted as compensation. Such policy is contained in the Corporation’s Timely Disclosure and Confidentiality Policy.

Role of the Independent Consultant

The Compensation and Pension Committee has engaged Hugessen Consulting Inc. (“Hugessen”) since November 5, 2010 to act as its independent advisor to provide advice and guidance on compensation matters. All work undertaken by Hugessen is pre-approved by the Chair of the Compensation and Pension Committee. Hugessen provides no other services to Postmedia. Hugessen is directly retained and instructed by and reports to the Compensation and Pension Committee. The decisions made by the Compensation and Pension Committee are the responsibility of the Compensation and Pension Committee and may reflect other factors and considerations in addition to the information and recommendations from Hugessen.

Fees paid to Hugessen in Fiscal 2014 and Fiscal 2013 pertaining to professional consulting services on NEO benchmarking, executive and director compensation performance metrics and analysis of short-term and long-term incentive plans were as follows:

Year	Executive Compensation Related Fees	All Other Fees
Fiscal 2014	47,363	—
Fiscal 2013	150,613	—

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

•

delivering compensation and performance management programs that focus on building line of sight between rewards and the desired/expected behaviors, actions and results that are intended to drive a strong return on investment at the organization level, and striving for clarity and transparency of these programs with the goal of simplifying them where possible; and

•

ensuring good governance by developing compensation programs that do not encourage excessive risk taking with accountability for design and administration held by appropriate internal stakeholders (including input from external experts) and appropriate oversight by the Compensation and Pension Committee and the Board.

From the guiding principles, the following design principles are followed:

•	performance is a key driver of compensation levels, both on short-term and long-term incentives;

•

sound performance management processes have been developed to provide for effectiveness and consistency in defining expected performance outcomes (as embedded in accountabilities and related goals) and assessing their achievement; and

•

pay at risk, as represented by short-term and long-term incentive compensation, will be proportional to the job’s level of influence on overall business results. The Corporation continues to review and refine its programs, and recognizes the importance of long-term performance and therefore emphasizes rewards that align to an increase in Shareholder value.

Competitive Benchmarking

In July 2013, the Compensation and Pension Committee requested that Hugessen assist the committee by reviewing the competitiveness of the compensation levels for the NEO’s, using a comparator group of publicly listed companies.

Hugessen assessed the NEOs compensation levels’ competitiveness by using the comparator group of companies developed and approved by the Compensation and Pension Committee in October 2013. This comparator group of companies was selected, generally using the following four screening criteria:

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

The compensation review focused on the total direct compensation (“TDC”) composed of base salary, short-term incentives and long-term incentives received by the NEOs. For benchmarking purposes, Hugessen matched the CEO and CFO positions with the counterparts of the comparator companies. For the other NEO positions, Hugessen matched these positions based on their TDC ranking. The Compensation and Pension Committee utilized the July 2013 benchmarking report to assess compensation for Fiscal 2014 and determined to leave the compensation levels of the CEO, CFO and the other NEOs unchanged.

D.	Employees

As of August 31, 2014, the Corporation employed 2,826 full time equivalent employees. Approximately 34% of the Corporation’s employees are unionized under 19 separate collective agreements as of August 31, 2014. In general, the Corporation’s collective bargaining agreements cover operations at individual locations, rather than multiple locations. Additional information on the collective bargaining agreements is provided in the MD&A attached hereto as Exhibit 15.2.

E.	Share Ownership

The table set forth below identifies the name and residence of those individuals who are directors and NEOs of the Corporation, their current positions or offices with the Corporation, and the number of Shares, Options, DSUs and RSUs beneficially owned, directly or indirectly, or under their direction or control as of November 17, 2014:

Name and Residence	Position with the Corporation	Number of Shares beneficially owned, directly or indirectly (#)	Number of Options, (1) DSUs and RSUs beneficially owned, directly or indirectly (#)	Percentage of Shares Owned in Respect of Particular Class (%) (2)
Rod Phillips (3) Toronto, Ontario, Canada	Director and Chair	-	4,433 DSUs	**
Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	108,000 Voting Shares (4) plus 1,040,000 Shares that underlie the Options and RSUs that have vested to date.	600,000 Options plus 600,000 Tandem Options / RSUs (5)(6)	43.82%
Charlotte Burke (3)(7)(8) Toronto, Ontario, Canada	Director	-	54,200 DSUs (9)	**
Hugh F. Dow (3)(8)(10) Toronto, Ontario, Canada	Director	-	52,817 DSUs (9)	**
Martin Nisenholtz (3)(8) Redding, Connecticut, United States	Director	-	2,627 DSUs	**
Jane Peverett (3)(7)(11) Vancouver, British Columbia, Canada	Director	-	17,284 DSUs	**
Graham Savage (3)(7)(10) Toronto, Ontario, Canada	Director	-	67,908 DSUs (9)	**
Steven Shapiro (11)(12) New York, New York, United States	Director	-	56,482 DSUs (9)	**
Peter Sharpe (3)(10)(11) Toronto, Ontario, Canada	Director	25,000 Voting Shares	69,517 DSUs (9)	**
Robert Steacy (3)(7)(10) Toronto, Ontario, Canada	Director	-	67,908 DSUs (9)	**
Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	21,600 Voting Shares plus 213,000 Shares that underlie the Options that have vested to date	265,000 Options	8.76%
Wayne Parrish Toronto, Ontario, Canada	Chief Operating Officer	21,600 Voting Shares plus 133,000 Shares that underlie the Options that have vested to date	265,000 Options	5.60%
Gordon Fisher Toronto, Ontario, Canada	President, Pacific Newspaper Group	4,632 Voting Shares and 70,453 Variable Voting Shares plus 203,000 Shares that underlie the Options that have vested to date. (13)	215,000 Options	8.09%
Jeffrey Haar Toronto, Ontario, Canada	Executive Vice President, Legal and General Counsel	38,000 Shares that underlie the Options that have vested to date	90,000 Options	**

**	denotes a percentage of Share ownership less than 1%

Notes:

(1)

Except as specified by the Board, a minimum of 50% of the annual fees paid to directors are paid in the form of DSUs. Fees totaling $377,800 earned in the form of DSUs for the six months ended August 31, 2014 have not been issued due to a special Blackout Period which was in effect. The class of Shares underlying the Options is determined at the discretion of the Board. Since October 2013, the class of Shares underlying the Options has been Variable Voting Shares.

(2)	The total number of outstanding Shares used to calculate this percentage includes those Shares underlying the Options and RSUs that have vested as of November 17, 2014.
(3)	Independent member of the Board.
(4)	These Voting Shares are held by the Paul and Gina Godfrey Sons Family Trust, of which Mr. Godfrey is a trustee.
(5)

Mr. Godfrey received a grant of 600,000 tandem Options/RSUs. These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. All of the tandem Options/RSUs have vested. See “Employment Agreements—President and Chief Executive Officer”.

(6)	600,000 Voting Shares, in the aggregate, are reserved for issuance under both the Option Plan and RSU Plan in respect of these tandem Options/RSUs.
(7)	Member of the Audit Committee.
(8)	Member of the Digital Oversight Committee.
(9)	The Initial Directors have received one year’s additional remuneration in the form of DSUs which are subject to a performance threshold. See “Director Compensation—Annual Fees.”
(10)	Member of the Compensation and Pension Committee.
(11)	Member of the Corporate Governance and Nominating Committee.
(12)

Mr. Shapiro is a Founding Partner and Portfolio Manager at GoldenTree, and is a member of its Executive Committee. Certain investment funds for which GoldenTree serves as investment advisor beneficially own or exercise control and direction over 15,332,337 Variable Voting Shares of the Corporation as at November 17, 2014 (see “Description of Shares – Quorum and Principal Holders”). Steve Tananbaum is the Chief Investment Officer of GoldenTree.

(13)	54,000 of these Variable Voting Shares are held by the Gordon Fisher Family Trust, of which Mr. Fisher is a trustee.

Share Ownership Guidelines

The Board has adopted share ownership guidelines for directors. Each non-executive director is required to acquire Shares having a value of three times the base annual director fees, which at this time amounts to $360,000. Non-executive directors are expected to achieve this level of ownership within five years from the date they became directors. Directors may apply RSUs and DSUs which they have received or earned or are owing to them towards this minimum equity ownership requirement, but only to the extent that such RSUs or DSUs have vested. Directors may also apply Shares that are beneficially owned by them or a family member towards this minimum equity ownership requirement. Directors who are nominated by a Shareholder pursuant to a nominating agreement with the Corporation may apply Shares held by such nominating Shareholder and its affiliates towards this minimum share ownership requirement. To determine whether a director has met this minimum share ownership level, Shares, RSUs and DSUs will be valued at the greater of: (a) their value at the time of acquisition or grant; and (b) the current market price of the applicable Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table shows, as of November 17, 2014, the persons or companies who, to the actual knowledge of the Corporation, beneficially own, or control or direct, directly or indirectly, Shares of the Corporation carrying 5% or more of the Shares in each class.

Variable Voting Shares

Name	Number and Class of Shares Owned, Controlled or Directed	Percentage of Shares Owned
GoldenTree Asset Management LP	15,332,337 Variable Voting Shares	39.05%
Silver Point Capital L.P.	7,448,530 Variable Voting Shares	18.97%
Invesco Canada Ltd.	3,526,531 Variable Voting Shares	8.98%
Citibank Canada	3,500,000 Variable Voting Shares	8.91%

Voting Shares

Name	Number and Class of Shares Owned, Controlled or Directed	Percentage of Shares Owned
Electronic Rights Defence Committee	172,479 Voting Shares	18.30%
The Paul And Gina Godfrey Sons Family Trust	108,000 Voting Shares	11.46%

In connection with its backstop of the Rights Offering, GoldenTree may enter into a voting restriction agreement that will limit the number of votes that GoldenTree will be entitled to cast at any meeting of Postmedia’s Shareholders. See “Item 7.B Related Party Transactions.”

The Voting Shares held by Electronic Rights Defence Committee, are held on behalf of its unnamed and widely dispersed members and are related to a former Canadian class action lawsuit which had asserted claims against Canwest LP.

B.	Related Party Transactions.

On July 13, 2010, Postmedia entered into a registration rights agreement and a nominating agreement with GoldenTree, a principal Shareholder of Postmedia. See “Item 10.C – Material Contracts.”

Standby Purchase Agreement

On October 6, 2014, Postmedia entered into a Standby Purchase Agreement with Goldentree, pursuant to which GoldenTree has agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering, subject to the satisfaction of certain conditions. See “Item 4.A History and Development of the Company – Significant Post-Acquisition Events” for a discussion of the Standby Purchase Agreement.

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

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Please refer to the Corporation’s audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, attached hereto as Exhibit 15.1.

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

The outstanding Voting Shares and Variable Voting Shares of the Corporation trade on the TSX under the symbols “PNC.A” and “PNC.B”, respectively. The following table sets forth the reported high and low prices and the trading volume for the periods indicated:

Period	PNC.A		PNC.B
	High	Low	High	Low
Fiscal 2014	$2.11	$0.87	$2.32	$1.60
Fiscal 2013	$2.38	$1.30	$2.40	$1.15
Fiscal 2012	$12.50	$0.70	$16.00	$0.78
Fiscal 2011	$17.00	$10.00	$17.75	$10.00

Period	PNC.A		PNC.B
	High	Low	High	Low
Q4 Fiscal 2014	$1.50	$0.87	$2.30	$1.60
Q3 Fiscal 2014	$1.81	$0.87	$2.32	$1.84
Q2 Fiscal 2014	$1.90	$1.35	$2.10	$1.95
Q1 Fiscal 2014	$2.11	$1.90	$2.20	$2.00
Q4 Fiscal 2013	$2.38	$1.40	$2.40	$1.15
Q3 Fiscal 2013	$2.05	$1.75	$2.06	$1.65
Q2 Fiscal 2013	$1.75	$1.30	$2.03	$1.60
Q1 Fiscal 2013	$1.50	$1.50	$1.80	$1.55

Period	PNC.A		PNC.B
	High	Low	High	Low
August 2014	$2.11	$1.90	$2.20	$2.00
July 2014	$1.90	$1.90	$2.20	$2.20
June 2014	$1.90	$1.90	$2.20	$2.00
May 214	$1.90	$1.90	$2.06	$2.00
April 2014	$1.90	$1.35	$2.10	$2.00
March 2014	$1.80	$1.80	$2.10	$1.95

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The Corporation’s Voting Shares and Variable Voting Shares trade on the TSX.

D.	Dilution.

Not applicable.

E.	Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

The articles of incorporation and articles of amendment (collectively, the “Articles”) of the Corporation are incorporated by reference to the information in our registration statement on Form F-4 filed with the Securities and Exchange Commission, in Washington, D.C. on June 8, 2011 to which our Articles of Incorporation and Articles of Amendment were filed as exhibits.

No further changes have been made to the Corporation’s Articles. The Corporation’s Articles do not place any restrictions on the business that the Corporation may carry on.

On October 24, 2013, the board of directors of the Corporation (the “Board”) approved, and on January 9, 2014, the Shareholders ratified, amendments to the Corporation’s by-laws to include advance notice provisions, the purpose of which is to require advance notice to be provided to the Corporation in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a requisition of a meeting of Shareholders made pursuant to the provisions of the CBCA; or (ii) a Shareholder proposal made pursuant to the provisions of the CBCA.

A copy of the by-law amendment was filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 25, 2013.

Certain Powers of Directors

The Canada Business Corporations Act (the “CBCA”) requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (b) one for indemnity of or insurance for directors as contemplated under the CBCA; or (c) one with an affiliate. However, a director who is prohibited by the CBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the CBCA, the directors approved the contract or transaction, and the contract or transaction was reasonable and fair to the corporation at the time it was approved. The Corporation’s by-laws provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director.

The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the normal work ordinarily required of a director of the Corporation. The by-laws provide that confirmation of any such resolution by the Corporation’s Shareholders is not required.

The CBCA provides that, unless otherwise provided in the Corporation’s articles or by-laws, the directors may without authorization of the shareholders: (a) borrow money on the credit of the Corporation; (b) issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation; (c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

The directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the Corporation. The CBCA requires the directors to submit any such amendment or repeal of a by-law to the Corporation’s Shareholders at the next meeting of Shareholders, and the Shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

Meetings of Shareholders

The CBCA requires the Corporation to call an annual Shareholders’ meeting not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Corporation’s preceding financial year and permits the Corporation to call a special Shareholders’ meeting at any time. In addition, in accordance with the CBCA, the holders of not less than 5% of the Corporation’s shares carrying the right to vote at a meeting sought to be held may requisition the directors to call a Shareholders’ meeting for the purposes stated in the requisition. The Corporation is required to mail a notice of meeting and management information circular to registered Shareholders not less than 21 days and not more than 60 days prior to the date of any annual or special Shareholders’ meeting. These materials also are filed with Canadian securities regulatory authorities and the SEC. The Corporation’s by-laws provide that a quorum of two Shareholders in person or represented by proxy holding or representing by proxy not less than 10% of the Corporation’s issued shares carrying the right to vote at the meeting is required to transact business at a Shareholders’ meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Corporation’s auditors, are entitled to be admitted to the Corporation’s annual and special Shareholders’ meetings.

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

Dividends

The Corporation has not paid dividends and its current intention is not to declare dividends for the foreseeable future. Any future determination to pay cash dividends is at the discretion of the Board and will depend on Postmedia’s financial condition, results of operations, capital requirements and such other factors as the Board deems relevant. Pursuant to the CBCA, the Corporation may not declare or pay a dividend if there are reasonable grounds for believing that: (i) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. There are also certain restrictions in the agreements relating to the New ABL Facility, the First-Lien Notes and the Second-Lien Notes which limit the ability of the Corporation to pay dividends.

Authorized Capital - General

The Corporation’s authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Corporation is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares. As of November 17, 2014, there were 942,319 Voting Shares and 39,267,300 Variable Voting Shares issued and outstanding. A summary of the rights attaching to the Voting Shares and Variable Voting Shares are set forth below.

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

Shareholder Rights Plan

The Postmedia Rights Plan was reconfirmed at the annual and special shareholder meeting of the Corporation held on January 9, 2014 and will remain in force until the earlier of the Termination Time (the time at which the right to exercise rights will terminate pursuant to the Postmedia Rights Plan) and the annual shareholder meeting of Postmedia three years thereafter unless at or prior to such meeting the Shareholders ratify the continued existence of the Postmedia Rights Plan.

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

(b)

a “Share Reduction” means an acquisition or redemption by Postmedia or a Subsidiary of Postmedia of Voting Shares or Variable Voting Shares or the automatic or optional conversion of Variable Voting Shares into Voting Shares or vice versa (other than, for greater certainty, the automatic or optional conversion of shares Beneficially Owned by such Person) pursuant to the Corporation’s Constating Documents and the share provisions contained therein that, by reducing the number of Voting Shares or Variable Voting Shares outstanding, increases the percentage of outstanding Voting Shares or Variable Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares or Variable Voting Shares, as the case may be, then outstanding;

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

a “Grandfathered Person” means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares or Variable Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares or Variable Voting Shares, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition.

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

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described in “Beneficial Ownership”) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”). A Person is a Joint Actor with any Person who is a party to any agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Shares.

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

First-Lien Notes Indenture

On August 16, 2012, Postmedia Network Inc. issued $250 million in aggregate principal amount of First-Lien Notes. The First-Lien Notes were issued under an indenture dated as of August 16, 2012 with Computershare Trust Company of Canada, as trustee and as collateral agent and Postmedia Network Canada Corp. as guarantor. The First-Lien Notes are secured on a first-priority basis by substantially all of the assets of Postmedia Network Inc. (other than the ABL Collateral then owned or thereafter acquired by Postmedia Network Inc. and the guarantors thereunder) (the “First-Lien Notes Collateral”) and on a second-priority basis by the ABL Collateral. The First-Lien Notes indenture contains covenants that, among other things, restrict the issuer’s ability to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into certain transactions with affiliates, alter the businesses it conducts, enter into agreements restricting its subsidiaries’ ability to pay dividends and consolidate, merge or sell all or substantially all of its assets. The proceeds from the issuance of the First-Lien Notes were used to repay amounts then outstanding under the Corporation’s previous Term Loan Facility of US$240 million.

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

ABL Facility

On July 13, 2010, Postmedia entered into a four-year senior secured asset-based revolving credit facility for an aggregate amount of up to $60 million, including a $10 million letter of credit sub-facility, (the “ABL Facility”), pursuant to the terms and conditions of a revolving credit agreement among Morgan Stanley Senior Funding, Inc. as administrative agent, collateral agent, joint collateral agent, co-syndication agent and paying agent, JPMorgan Chase Bank N.A. as co-syndication agent, Wells Fargo Capital Finance Corporation of Canada, as joint collateral agent and co-documentation agent, Royal Bank of Canada as co-documentation agent, Postmedia Network Canada Corp. as guarantor and certain lenders party thereto. The ABL Facility matured on July 13, 2014. The Corporation had the option of two interest rates for borrowings under the ABL Facility with such rates being the Canadian prime rate plus a margin of 2.75% per annum (such margin may be reduced to 2.50% in certain events when the average availability under the ABL Facility is greater than $30 million at the end of the relevant fiscal quarter) or the CDOR rate plus a margin of 3.75% per annum (such margin may be reduced to 3.50% in certain events when the average availability under the ABL Facility is greater than $30 million at the end of the relevant fiscal quarter). The maximum amount that Postmedia could borrow under the ABL Facility was limited to the lesser of a borrowing base and $60 million, less an excess availability amount of $15 million. As a result, the maximum availability under the ABL Facility was no greater than $45 million.

On October 16, 2014, the Corporation entered into a one-year senior secured asset-based revolving credit facility for an aggregate amount of up to $20 million (the “New ABL Facility”) pursuant to the terms and conditions of a revolving credit agreement among Postmedia Network Inc., as borrower, Postmedia Network Canada Corp., as guarantor, The Bank of Nova Scotia, as administrative agent, collateral agent, lead arranger, joint bookrunner and lender, Royal Bank of Canada, as joint bookrunner and lender, and the other lenders party thereto from time to time. The Corporation has the option of two interest rates for borrowings under the New ABL Facility, with such rates being the Canadian prime rate plus an applicable margin of 2.50% or 2.75% (depending on undrawn availability) or the CDOR Rate plus an applicable margin of 3.50% or 3.75% (depending on undrawn availability). The maximum amount that the Corporation may borrow under the facility is the lesser of $20 million and a borrowing base that comprises 85% of eligible accounts (subject to a dilution ratio) less reserves.

The New ABL Facility is secured on a third-priority basis by the First-Lien Notes Collateral and on a first-priority basis by the ABL Collateral. The proceeds of the loans under the New ABL Facility are permitted to be used to finance the working capital needs and general corporate purposes of Postmedia Network Inc. and any subsidiaries.

The New ABL Facility has a term of one year and matures on October 16, 2015. There is an ability for the Corporation to request an extension of the New ABL Facility in the last three months of the one-year term, but this is subject to the sole discretion of the lenders. The above summary of the New ABL Facility is subject to, and qualified in its entirety by reference to, the provisions of the New ABL Facility, which is attached hereto as Exhibit 4.17. There can be no assurance that Postmedia will be able to extend or refinance the New ABL Facility on attractive terms, or at all. See “Risk Factors - We may not be able to refinance our New ABL Facility on attractive terms, or at all” in the Corporation’s MD&A., attached hereto as Exhibit 15.2.

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

Standby Purchase Agreement

On October 6, 2014, Postmedia entered into a Standby Purchase Agreement with Goldentree, pursuant to which GoldenTree has agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering, subject to the satisfaction of certain conditions. In connection with its backstop of the Rights Offering, if it is determined that immediately following the closing of the Sun Acquisition GoldenTree will own Shares carrying 33 1/3% or more of the outstanding voting rights in respect of all of the issued and outstanding Shares, GoldenTree will enter into a voting restriction agreement with Postmedia that will limit the number of votes that GoldenTree will be entitled to cast at any meeting of Postmedia’s Shareholders to 33 1/3%, less one share, of the total number of outstanding voting rights in respect of all of the issued and outstanding Shares at such time, regardless of how many Shares GoldenTree owns at such time.

The Nominating Agreement

Please refer to “Item 6.A Directors and Senior Management – Nominating Agreement.”

D.	Exchange Controls.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Corporation’s common shares other than withholding tax requirements. (E.g., Remittances of dividends to United States residents are generally subject to a 15% withholding tax (5% if the Shareholder is a company beneficially owning at least 10% of the common shares of the Corporation) pursuant to Article X of the reciprocal treaty between Canada and the United States.

As described in greater detail in Item 10.B, the Voting Shares may only be beneficially owned and controlled, directly or indirectly, by persons that are not Non-Canadian. Except for the restrictions on ownership described in “Item 10.B Memorandum and Articles of Association” and except as provided in the Investment Canada Act (the “ICA”), there are no provisions under the laws of Canada or in the Articles of the Corporation restricting the right of foreigners to hold or vote the common shares of the Corporation.

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

The monetary threshold for the review of Canadian businesses carrying on a “cultural business” within the meaning of the ICA is $5 million. The Corporation carries on a “cultural business” within the meaning of the ICA. An acquisition of control of the Corporation by a non-Canadian would be a Reviewable Transaction if the value of the assets of the Corporation equalled or exceeded $5 million. The transaction would also be a Reviewable Transaction even if the Corporation’s assets were less than $5 million if the Governor in Council (the Canadian federal cabinet) elected to review the transaction. In this latter case, the transaction could be implemented prior to such determination.

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

Disposition

For purposes of the following discussion, we have assumed that our shares will remain listed on the TSX. A U.S. holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of our shares in the open market unless the shares constitute “taxable Canadian property” to the holder thereof and the U.S. holder is not entitled to relief under the Treaty. Our shares will constitute taxable Canadian property to a U.S. holder if, at any time during the 60 month period preceding the disposition, the U.S. holder, persons with whom the U.S. holder did not deal at arm’s length or a partnership in which the U.S. holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, alone or together, owned 25% or more of the issued shares of any class or series of our capital stock, and more than 50% of the fair market value of our shares was derived, directly or indirectly, from any one or a combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil rights law rights in, property described in any of (i) to (iii), whether or not that property exists. Notwithstanding the foregoing, in other specific circumstances, including where shares were acquired for other securities in a tax-deferred transaction, our shares could be deemed to be taxable Canadian property.

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

We filed a registration statement on Form F-4 with the SEC in Washington, D.C. (Registration No. 333-174780) on June 8, 2011, which became effective on June 13, 2011. The Registration Statement contains exhibits and schedules. Material contracts and publicly available corporate records may be viewed at our registered and records office located at 365 Bloor Street East, 12th Floor, Toronto, Ontario, Canada.

The Corporation files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Corporation also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 15d-15 under the U.S. Securities Exchange Act of 1934, or the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of August 31, 2014, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

To evaluate the effectiveness of the Corporation’s internal control over financial reporting, management has used the Internal Control - Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Corporation’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2014.

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

Changes in Internal Control Over Financial Reporting

During the fiscal year ended August 31, 2014, there were no changes in the Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

Under SEC rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the Board who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

ITEM 16B. CODE OF ETHICS

Postmedia has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of our Company, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and is further available on SEDAR at www.sedar.com and on EDGAR. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, fraud protection and proper use of Postmedia assets and the reporting of illegal and unethical behaviour. We have posted our Code of Business Conduct and Ethics on our website www.postmedia.com. We hereby undertake to provide to any person without charge, a copy of our Code of Business Conduct and Ethics within ten working days after we receive such person’s written request.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head and require personnel who detect or suspect a fraud has occurred to report the incident immediately. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls, auditing matters and breaches of the Code of Business Conduct and Ethics. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains formal confirmation of compliance with the Code of Business Conduct and Ethics annually from directors, officers and a group of senior managers from across the Corporation that includes employees with direct reports.

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

The Code of Business Conduct and Ethics was filed as exhibit 99.2 to the Corporation’s form 6-K, filed with the SEC on October 25, 2013 and is attached hereto as Exhibit  1.3.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees billed by the Corporation’s external auditors for Fiscal 2014 and Fiscal 2013 for audit and non-audit related services provided to the Corporation and its subsidiaries are as follows:

Year	Audits Fees ($)	Audit Related Fees ($)		Tax Compliance Fees ($)	All Other Fees ($)
Fiscal 2014	575,000	74,500	(1)	7,500	524,000	(2)
Fiscal 2013	714,000	78,460	(3)	7,000	—

Notes:

(1)

Includes fees incurred in connection with the audit of the Corporation’s pension plan financial statements, fees incurred with respect to specified procedures on internal controls and Canadian Public Accountability Board fees.

(2)	Includes fees incurred in connection with the due diligence related to the Sun Acquisition.
(3)

Includes fees incurred in connection with the audit of the Corporation’s pension plan financial statements, fees incurred with respect to specified procedures on internal controls, fees incurred in connection with matters pertaining to the Ontario Securities Commission and Canadian Public Accountability Board fees.

There were no other fees billed by the Corporation’s external auditors for Fiscal 2014 and Fiscal 2013 that do not fit into the categories presented in the table above. All of the services provided by the Corporation’s external auditors in Fiscal 2014 were approved by the Audit Committee.

For information regarding the Corporation’s policy of Audit Committee pre-approval of audit and non-audit services, please refer to “Item 6.C Board Practices – Details relating to the Corporation’s Audit Committee.”

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Corporation’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements and notes thereto as required in Item 18 are attached as Exhibit 15.1 to this annual report and are incorporated by reference herein. The audit report of PricewaterhouseCoopers LLP, our independent auditors, is included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

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

2.3

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

2.7

Senior Secured Notes Indenture, dated as of August 16, 2012, among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as Guarantor, Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent, previously filed as Exhibit 4.1 to the Registrant’s Form 6-K filed on August 20, 2012 and incorporated by reference herein.

2.8†

First Supplemental Indenture, dated as of October 31, 2014, among Postmedia Network Canada Corp., Postmedia Network Inc. and Computershare Trust Company of Canada, as Trustee and Collateral Agent, previously filed as Exhibit 99.2 to the Registrant’s Form 6-K filed on November 12, 2014.

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

4.10

Pledge and Security Agreement, dated as of August 16, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp. and Computershare Trust Company of Canada, previously filed as Exhibit 4.2 to the Registrant’s Form 6-K filed on August 20, 2012 and incorporated by reference herein.

4.11

Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Morgan Stanley Senior Funding, Inc. as ABL Collateral Agent, Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp., previously filed as Exhibit 4.3 to the Registrant’s Form 6-K filed on August 20, 2012 and incorporated by reference herein.

4.12

Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp., previously filed as Exhibit 4.4 to the Registrant’s Form 6-K filed on August 20, 2012 and incorporated by reference herein.

4.13†	Purchase Agreement, dated as of October 6, 2014, by and between Postmedia Network Inc. and Quebecor Media Inc., previously filed as Exhibit 2.1 to the Registrant’s Form 6-K filed on October 14, 2014.

4.14†

Subscription Agreement, dated as of October 6, 2014, by and between Postmedia Network Inc. and Canso Investment Counsel Ltd., previously filed as Exhibit 10.1 to the Registrant’s Form 6-K filed on October 14, 2014.

4.15†

Subscription Receipt Indenture, dated as of October 6, 2014, by and between Postmedia Network Inc. and Computershare Trust Company of Canada, previously filed as Exhibit 10.2 to the Registrant’s Form 6-K filed on October 14, 2014.

4.16†

Standby Purchase Agreement, dated as of October 6, 2014, by and between Postmedia Network Canada Corp. and GoldenTree Asset Management LP, previously filed as Exhibit 10.3 to the Registrant’s Form 6-K filed on October 14, 2014.

4.17†

Revolving Credit Agreement, dated as of October 16, 2014, among Postmedia Network Inc., as borrower, Postmedia Network Canada Corp., as guarantor, The Bank of Nova Scotia, as administrative agent, collateral agent, lead arranger, joint bookrunner and lender, Royal Bank of Canada, as joint bookrunner and lender, and the other lenders party thereto, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 12, 2014.

8.1	Subsidiaries of the Registrants, previously filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

9.1†	Code of Business Conduct and Ethics of Postmedia Network Canada Corp., previously filed as Exhibit 99.3 to the Registrant’s Form 6-K filed on November 12, 2014.

12.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Paul Godfrey).

12.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Douglas Lamb).

13.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Paul Godfrey).

13.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Douglas Lamb).

15.1†	Consolidated financial statements of the registrant for the years ended August 31, 2014, 2013 and 2012.

15.2†	Management’s Discussion and Analysis of the registrant for the years ended August 31, 2014, 2013 and 2012.

†	Filed herewith.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Postmedia Network Canada Corp.
REGISTRANT

	By:	/s/ Paul Godfrey
Paul Godfrey
Dated: November 26, 2014		President and Chief Executive Officer