Form 20-F
period 2015-08-31
Postmedia Network Canada Corp.
filed 2015-11-25
CIK 1515805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2015

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

1,040,153 Class C voting shares and 280,141,692 Class NC variable voting shares outstanding as of August 31, 2015

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

“Board” means the board of directors of Postmedia Network Canada Corp.

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

2015 FORM-20F	Page | 1

“Canwest LP” means the Canwest Limited Partnership/Canwest Societe en Commandite, a limited partnership formed under the laws of the province of Ontario whose general and limited partnership interests were owned by Canwest (Canada) Inc. and 4501071 Canada Inc., respectively, together with its subsidiaries.

“Conversion Restriction Agreement” has the meaning ascribed to such term under “Item 7. Major Shareholders and Related Party Transactions.”

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

“EDGAR” means the Electronic Data-Gathering, Analysis and Retrieval system of the US Securities and Exchange Commission.

“Equity Subscription Receipts” has the meaning ascribed to such term in “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

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

“LP Entities” means Canwest Publishing Inc./Publications Canwest Inc., Canwest Books Inc., Canwest (Canada) Inc. and Canwest LP.

“MD&A” means Postmedia Network Canada Corp’s management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013, attached hereto as Exhibit 15.2.

“National Post” means the daily national newspaper published by the Corporation.

“Non-Canadian” has the meaning ascribed to such term in “Item 10.B Memorandum and Articles of Association – Voting Shares.”

2015 FORM-20F	Page | 2

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

“Postmedia” means Postmedia Network Canada Corp. and, if the context requires, its subsidiary, Postmedia Network Inc.

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

“QMI” has the meaning ascribed to such term in “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

“QMPI” has the meaning ascribed to such term in “Item 4.A History and Development of the Company – Significant Post-Acquisition Events.”

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

“Shares” means, collectively, the Voting Shares and the Variable Voting Shares.

“Standby Purchase Agreement” has the meaning ascribed to such term in “Item 7. Major Shareholders and Related Party Transactions.”

“Subscription Agreement” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Significant Post-Acquisition Events.”

“Subscription Receipt Indenture” has the meaning ascribed to such term in “Item 4.A History and Development of the Company - Significant Post-Acquisition Events.”

2015 FORM-20F	Page | 3

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

“TSX” means the Toronto Stock Exchange.

“US$” and “US dollars” means United States dollars.

“Variable Voting Shares” means the Class NC variable voting shares in the capital of the Corporation which trade on the TSX under the symbol PNC.B.

“Voting Shares” means the Class C voting shares in the capital of the Corporation which trade on the TSX under the symbol PNC.A.

2015 FORM-20F	Page | 4

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will”, “could” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, expenditures, costs and the industry in which we operate. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the MD&A, attached hereto as Exhibit 15.2. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this annual report. Such risks include, but are not limited to: competition from digital and other forms of media; the Corporation’s ability to compete successfully in newspaper and online industries; the influence of prevailing economic conditions and the prospects of the Corporation’s advertising customers on advertising revenue; the failure to fulfill the Corporation’s strategy of building its digital media and online businesses; failure to maintain print and online newspaper readership and circulation levels; the negative impact of decreases in advertising revenue on results of operations; financial difficulties of certain contractors and vendors; competition with alternative emerging technologies; not being able to achieve a profitable balance between circulation levels and advertising revenues; not realizing anticipated cost savings from cost savings initiatives; seasonal variations in revenue; intellectual property rights; damage to the Corporation’s reputation; variations in the cost and availability of newsprint; disruptions in information systems and technology and other manufacturing systems; labour disruptions; equipment failure; environmental, health and safety laws and regulations; controversial editorial content; unresolved litigation matters; failure to comply with “Canadian Newspaper” status for purposes of the Tax Act; the collectability of accounts receivable; goodwill and intangible asset impairment charges; disruptions in the credit markets; changes to the availability and terms of insurance policies; under-funded registered pension plans; changes in pension fund investment performance; foreign exchange fluctuations; increases in distribution costs due to increases in fuel prices; outsourcing certain aspects of the business to third-party vendors; retaining and attracting sufficient qualified personnel; increases in sales and other taxes; the occurrence of natural or man-made disasters; failure to comply with the Sarbanes-Oxley Act; failure to maintain effective internal controls; change of laws; security breaches and other disruptions could compromise information and expose the Corporation to liability; risks related to the assets acquired in the Sun Acquisition and the integration of those assets; the substantial indebtedness of the Corporation and the possibility that it may be able to incur substantially more debt which could adversely affect its financial condition; the Corporation did not refinance its ABL Facility; the terms of the indentures that govern the First-Lien Notes and Second-Lien Notes, may restrict the Corporation’s current and future operations; the possibility that the Corporation will not be able to generate sufficient cash to service all of its indebtedness; the lack of an active public market for the Shares; volatility of the market price for Shares; dual class share structure; Postmedia Network Canada Corp. having a holding company structure; risks relating to the future sales of Shares by directors and officers and risks relating to dilution. See the section entitled “Risk Factors” in the Corporation’s MD&A dated October 21, 2015, attached hereto as Exhibit 15.2 and which is available on SEDAR at www.sedar.com and EDGAR for a complete description of risks relating to an investment in the Corporation. These risk factors are incorporated in this annual report by reference. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risk factors should not be construed as exhaustive and should be read with the other cautionary statements in this annual report and with the risk factors described in the MD&A.

2015 FORM-20F	Page | 5

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

•

information regarding industry-wide newspaper circulation revenue and circulation were obtained from Newspapers Canada, a partnership between the Canadian Newspaper Association and the Canadian Community Newspaper Association, which are not-for-profit industry associations representing publishers of Canadian daily newspapers and weekly newspapers, respectively. The Circulation Data Report, prepared by Newspapers Canada, calculates circulation levels based on data provided by AAM, CMCA and CCAB reports. No single publication schedule applies across the Canadian newspaper industry. Therefore, in the Circulation Data Report, Newspapers Canada makes further calculations based on AAM, CMCA and CCAB data to derive industry-wide figures;

2015 FORM-20F	Page | 6

•

newspaper readership information was obtained from the eMarketer Global Media Report, and Vividata (“Vividata”), the amalgamated organization of NADbank Inc. and Print Measurement Bureau (PMB), a not-for-profit research association of publishers, agencies and advertisers that provides audience measurement for magazines and newspapers to its members; and

•

digital audience measurement information was obtained from comScore Media Metrix, the audience measurement division of comScore, Inc. (“comScore”), which defines “total unique visitors,” a measure that the Corporation cites throughout this document, as “the estimated number of different individuals (in thousands) that visited any content of a website or mobile platform (smartphone/tablet), a category, a channel, or an application during the reporting period”.

Statements as to the Corporation’s market position and ranking are based in part on market data currently available to it and management’s estimates and assumptions that have been made regarding the size of its markets within its industry. The Corporation believes data regarding the size of the markets and market share are inherently imprecise, but generally indicate size and position and market share within its markets. Although the Corporation is not aware of any misstatements regarding the industry data presented herein, the estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” in the Corporation’s MD&A dated October 21, 2015, attached hereto as Exhibit 15.2. The Corporation cannot guarantee the accuracy or completeness of such information contained in this annual report.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements included in this annual report are presented in Canadian dollars. In this annual report, references to “$” and “dollars” are to Canadian dollars and references to “US$” and “US dollars” are to United States dollars. See “Item 3.A Selected Financial Data – Currency and Exchange Rates.”

Unless otherwise indicated, all financial statement data in this annual report in respect of periods commencing on or after September 1, 2010 has been derived from financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. Postmedia Network Canada Corp.’s audited consolidated financial statements for the years ended August 31, 2015, 2014, and 2013 included in this annual report, attached hereto as Exhibit 15.1 are prepared in accordance with IFRS as issued by the International Accounting Standards Board.

2015 FORM-20F	Page | 7

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data.

Set forth below is selected financial data of the Corporation, at the dates and for the periods indicated.

The selected financial data as of and for the years ended August 31, 2015, 2014 and 2013 have been derived from Postmedia’s audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, attached hereto as Exhibit 15.1. In addition, financial data pertaining to the years ended August 31, 2012 and 2011 are also disclosed. As a result of Postmedia’s adoption of new and amended accounting standards in accordance with their respective transition provisions effective September 1, 2013, the selected financial data as of and for the years ended August 31, 2013 and 2012 has been revised to reflect the adoption of these new and amended standards. For a summary of the impact of the new and amended standards refer to note 2 of the audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 which can be obtained from the Postmedia Network Canada Corp.’s 20-F for the year ended August 31, 2014.

The selected financial data should be read in conjunction with, and are qualified by reference to, Items 4 and 5 of this annual report on Form 20-F. In addition, the selected financial data for periods presented prior to April 13, 2015 does not include the results of the properties acquired in the Sun Acquisition as described in “Item 4.A History and Development of the Company - Significant Post-Acquisition Events.” The results of operations for the year ended August 31, 2015 includes the results of the properties acquired in the Sun Acquisition for the period April 13, 2015 to August 31, 2015.

2015 FORM-20F	Page | 8

	Postmedia
	Years ended August 31,
	2011(8)	2012(2)(8)	2013(2)	2014	2015(1)
(in millions of Canadian dollars)

Revenues	898.9	831.9	751.6	674.3	750.3
Expenses	709.7	688.0	621.7	564.8	638.9

Operating income before depreciation, amortization, impairment and restructuring	189.2	143.9	129.9	109.5	111.4
Depreciation	27.0	26.2	29.9	66.6	32.0
Amortization	45.2	43.6	43.3	39.1	40.1
Impairments (3)	—	—	100.0	—	153.0
Restructuring and other items (4)	38.0	35.3	34.2	39.3	34.6

Operating income (loss)	79.0	38.8	(77.5)	(35.5)	(148.3)
Interest expense	72.3	65.4	61.9	61.9	69.2
Loss on debt repayment (5)	11.0	9.2	—	—	—
Net financing expense relating to employee benefit plans	3.0	5.7	7.5	5.6	5.6
(Gain) loss on derivative financial instruments	21.4	(8.6)	7.3	(1.6)	18.4
Foreign currency exchange (gains) losses	(17.9)	6.4	7.1	6.3	61.8
(Gain) loss on disposal of property and equipment, intangible assets and asset held-for-sale	0.2	0.3	(1.0)	(0.3)	(1.2)
Acquisition costs (6)	1.2	—	—	—	—

Net loss before income taxes	(12.2)	(39.6)	(160.3)	(107.4)	(302.1)
Recovery of income taxes(7)	—	—	—	—	(38.7)

Net loss from continuing operations	(12.2)	(39.6)	(160.3)	(107.4)	(263.4)
Net earnings from discontinued operations(8)	2.6	13.5	—	—	—

Net loss	(9.6)	(26.1)	(160.3)	(107.4)	(263.4)

Net loss per share from continuing operations:
Basic	$(0.30)	$(0.98)	$(3.98)	$(2.67)	$(1.98)
Diluted	$(0.30)	$(0.98)	$(3.98)	$(2.67)	$(1.98)
Net loss per share:
Basic	$(0.24)	$(0.65)	$(3.98)	$(2.67)	$(1.98)
Diluted	$(0.24)	$(0.65)	$(3.98)	$(2.67)	$(1.98)

Balance sheet data:
Long-term debt (including current portion)	572.3	499.9	486.9	486.3	672.3
Total assets	1,180.2	1,044.8	862.8	740.6	874.1
Net assets (liabilities)	315.3	231.8	134.2	10.9	(89.3)
Capital stock	371.1	371.1	371.1	371.1	535.5

Other:
Number of shares outstanding	40.3	40.3	40.2	40.2	281.2
Dividends declared per share	—	—	—	—	—

Notes:

(1)	The selected financial data for the year ended August 31, 2015 includes the results of the properties acquired in the Sun Acquisition for the period from April 13, 2015 to August 31, 2015.
(2)

The selected financial data of Postmedia as at and for the years ended August 31, 2013 and 2012 have been revised as a result of the adoption of new and amended accounting standards in accordance with their respective transition provisions effective September 1, 2013. For a summary of the impact of the new and amended standards refer to note 2 of the audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 which can be obtained from the Postmedia Network Canada Corp.’s 20-F for the year ended August 31, 2014.

(3)

During the years ended August 31, 2015 and 2013, as a result of interim and annual impairment testing of goodwill and indefinite life intangible assets Postmedia recorded an impairment of $150.7 million and $93.9 million, respectively. During the year ended August 31, 2015 the impairment consisted of $80.0 million related to goodwill and $70.7 million related to indefinite life intangible assets (2013 - $73.9 million related to goodwill, $16.4 million related to indefinite life intangible assets and $3.6 million related to property and equipment). The impairments were as a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market. In addition, during the year ended August 31, 2015, Postmedia recorded an impairment of $2.3 million with respect to the sale of a production facility and during the year ended August 31, 2013, Postmedia recorded an impairment of $6.1 million with respect to a production facility upon reclassification of the asset from property and equipment to asset held-for-sale. For more information refer to note 5 of the audited consolidated financial statements for the years ended August 31, 2015, 2014, and 2013 included in this annual report, attached hereto as Exhibit 15.1

2015 FORM-20F	Page | 9

(4)

Restructuring and other items expense primarily reflects employee termination costs related to various initiatives undertaken by Postmedia with the objective of permanently reducing or eliminating costs. Also included in this line item for the years ended August 31, 2015 and 2014 are expenses related to the Sun Acquisition and for the year ended August 31, 2013 an expense related to changes made to an employee benefit plan as a result of an arbitrator’s ruling. In addition, also included in this line item for the years ended August 31, 2012 and 2011 are curtailment gains relating to employee benefit plans a result of the termination of employees under the restructuring initiatives. The restructuring initiatives resulted in the elimination, for a significant number of employees, of the right to earn defined benefits and as a result curtailments occurred.

(5)

During the years ended August 31, 2011 and 2012, Postmedia recorded a loss on debt repayment related to the first amendment of its ABL Facility and the repayment of the Term Loan Facility, respectively.

(6)	Acquisition costs relate to advisory, legal, valuation, and other professional fees incurred in connection with the Acquisition of Canwest LP which are non-recurring.
(7)

Recovery of income taxes for the year ended August 31, 2015 was as a result of the recognition of a portion of Postmedia’s historical tax loss carryforwards which offset the scheduled reversal of taxable temporary differences acquired in the Sun Acquisition. For the years ended August 31, 2014, 2013, 2012 and 2011, Postmedia has not recorded a current or deferred tax expense or recovery as any current taxes payable or recoverable result in a decrease or increase, respectively, to Postmedia’s tax loss carryforward balances. The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the statement of financial position.

(8)

On November 30, 2011, Postmedia completed the sale of the Disposed Properties. As a result of the sale, Postmedia has presented the results of the Disposed Properties as discontinued operations as at and for the period ended November 30, 2011, and as such the statement of operations for the year ended August 31, 2011 prepared in accordance with IFRS reflects this change in presentation. The statement of financial position and the statements of cash flows for the year ended August 31, 2011 have not been revised to reflect this change in presentation. Net earnings from discontinued operations for the year ended August 31, 2012 includes a gain on sale of discontinued operations of $17.1 million and additional interest expense allocated to discontinued operations of $6.4 million.

B.	Capitalization and indebtedness.

Not applicable

C.	Reason for the Offer and Use of Proceeds.

Not applicable

D.	Risk Factors.

The Corporation is subject to a number of risks and uncertainties which are described in detail in its MD&A, attached hereto as Exhibit 15.2, under the section entitled “Risk Factors” which section is incorporated by reference in this annual report. The risks and uncertainties described in the MD&A are those the Corporation currently believe to be material, but they are not the only ones the Corporation faces. If any of the risks, or any other risks and uncertainties that have not yet been identified or that are currently considered not to be material, actually occur or become material risks, the Corporation’s business, financial condition, results of operations and cash flows and consequently, the price of the Corporation’s securities, could be materially and adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company.

Incorporation

7535538 Canada Inc. was incorporated pursuant to the CBCA on April 26, 2010. Its name was changed to Postmedia Network Canada Corp. pursuant to Articles of Amendment filed on June 25, 2010. 7536321 Canada Inc. was incorporated pursuant to the CBCA on April 27, 2010. Its name was changed to Postmedia Network Inc. pursuant to Articles of Amendment filed on June 25, 2010 and it is a wholly-owned subsidiary of the Corporation. The Corporation’s registered office is located at 365 Bloor Street East, 12th Floor Toronto, Ontario Canada, M4W 3L4 and its telephone number at that address (416) 383-2300 (the “Toronto Head Office”).

2015 FORM-20F	Page | 10

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

2015 FORM-20F	Page | 11

On October 6, 2014, the Corporation entered into a purchase agreement (the “Purchase Agreement”) with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as Quebecor Media Printing Inc.) (“QMPI”). As at the acquisition date of April 13, 2015, QMPI owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties. The purchase price consisted of cash consideration of $305.5 million, less a final closing working capital receivable of $1.2 million which was received subsequent to August 31, 2015 (the “Sun Acquisition”). Upon acquisition, QMPI and its subsidiary, 8869332 Canada Inc., amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network Inc. The Corporation financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of First-Lien Notes, the issuance of Variable Voting Shares pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash, all as described below.

The debt financing for the Sun Acquisition was provided through the issuance of additional First-Lien Notes for proceeds of $140.0 million to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso (the “Subscription Agreement”), the Corporation issued subscription receipts (“Notes Subscription Receipts”) which were automatically exchanged for the additional First-Lien Notes on April 13, 2015. The Notes Subscription Receipts were governed by a subscription receipts indenture between Postmedia Network Inc. and Computershare Trust Company of Canada (the “Subscription Receipt Indenture”) and bore interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of the Corporation as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Variable Voting Share without additional consideration.

The remaining financing for the Sun Acquisition was provided through the net proceeds related to the sale of the Montreal Gazette production facility of $12.4 million and corporate cash.

As of August 31, 2015, the Corporation completed its three year business transformation program that was announced in July 2012 that targeted total operating cost reductions of 15% to 20%. In total, the Corporation implemented net annualized cost savings of approximately $136 million, or 20% of operating costs under the Transformation Program. The net annualized cost savings primarily relate to decreases in compensation expenses partially offset by increases in production expenses as a result of outsourced production of several newspapers including the Edmonton Journal in August 2013, the Calgary Herald in November 2013, the Montreal Gazette in August 2014 and the Vancouver newspapers (The Vancouver Sun and The Province) in February 2015. As a result of the Sun Acquisition and the continuing trends in advertising revenue, the Corporation continues to pursue additional cost reduction initiatives. In July 2015, the Corporation announced that it would undertake cost reduction initiatives targeted to deliver an estimated additional $50 million in operating costs by the end of Fiscal 2017. These additional cost reductions are expected to come from a combination of acquisition synergies and further streamlining of operations.

On October 16, 2014 the Corporation entered into a new senior secured asset-based revolving credit facility (the “ABL Facility”) for an aggregate amount of up to $20 million. The ABL Facility replaced the Corporation’s previous facility that matured on July 13, 2014. The ABL Facility was not previously used, and upon maturity on October 16, 2015, management chose not to replace it.

2015 FORM-20F	Page | 12

B.	Business Overview.

General

Postmedia’s business consists of news and information gathering and dissemination operations, with products offered in local, regional and major metropolitan markets in Canada through a variety of print, web, tablet and smartphone platforms. Postmedia is the largest publisher by circulation of daily newspapers in Canada, according to Newspapers Canada’s 2014 Circulation Data Report. The Corporation has the highest weekly print readership of daily newspapers in Canada, based on Vividata Fall 2015 survey data.

The combination of these distribution platforms provides audiences with a variety of media through which to access and interact with Postmedia’s content. The breadth of Postmedia’s reach and the diversity of its content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider.

Postmedia had an approximately 37% share of Canada’s total daily newspaper circulation according to Newspapers Canada’s 2014 Circulation Data Report, and weekly readership of 7.6 million Canadian adults according to the Vividata Fall 2015 survey data. The Corporation has the leading English-language daily newspaper, based on weekly print readership, in five out of the six largest advertising markets in Canada according to the Vividata Fall 2015 survey data. Its daily metropolitan newspaper brands are among the oldest in Canada with an average publication history of 108 years.

Postmedia has one operating segment, the Newsmedia segment. The Newsmedia segment publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com and canoe.com websites, each newspaper’s online website, various classified advertising websites and Infomart, the Corporation’s media monitoring service.

The Corporation owns and operates the National Post, which is one of Canada’s two daily national newspapers, 15 daily metropolitan newspapers, two free daily commuter newspapers in Toronto and Vancouver, 27 daily newspapers in smaller community markets, 123 non-daily community newspapers and non-daily shopping guides, and various specialty publications and newspaper-related publications. Its operations also include Flyer Force, a distribution service for advertising flyers and circulars for third parties. The Corporation also provides sales representation services to third-party owned publications.

Postmedia also has an extensive portfolio of digital media and online assets. It owns and operates 162 destination websites that make up the Postmedia digital network, one of Canada’s leading online general news and information sources, covering its newspapers’ websites, including classified websites and other online properties. The Corporation also provides sales representation services to third-party branded sites.

The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various tablet and smartphone platforms such as iOS, Android and BlackBerry. The Corporation’s mobile applications include, but are not limited to, applications relating to its newspaper operations.

Postmedia’s expertise in content production and digital product development allows for expanded service offerings to Canadian marketers and advertisers. National and local sales teams work collaboratively with clients to develop new programs on and off Postmedia’s digital network. New areas under development include digital and content marketing services.

2015 FORM-20F	Page | 13

Newsmedia Operations

The Corporation publishes 15 daily metropolitan newspapers (nine broadsheets and six tabloids) and a national newspaper. Its daily metropolitan newspapers are geographically diverse and located in major metropolitan centres across Canada, which provides the Corporation and its advertisers access to target audiences throughout Canada. Postmedia’s daily newspapers are well-established in the communities that they serve several dating back more than 100 years. Postmedia’s combination of national reach and local presence makes the Corporation’s daily newspapers attractive to both national and local advertisers. Postmedia’s newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards. Recent recognition includes: Several National Newspaper awards including journalists and teams from National Post, Ottawa Citizen, Toronto Sun, Edmonton Journal and The Vancouver Sun; Newspapers Canada Great Idea Awards for Ottawa Citizen, Calgary Herald and Montreal Gazette; National Post won 91 awards of excellence and was a finalist for World’s Best-Designed Newspaper at the Society for News Design Best of Newspaper Design; Montreal Gazette took home three Awards of Excellence and Postmedia won an Award of Excellence for our Postmedia Reimagined redesign at the Society for News Design Best of Digital Design; the International News Media Association (INMA) recognized Postmedia, with Ottawa Citizen’s “Trending Since 1845” campaign taking home the second place prize and the Montreal Gazette and Calgary Herald Reimagined launch campaigns coming in third; National Post, Edmonton Journal and Gastropost each won Canadian Online Publishing Awards; at the Jack Webster awards The Vancouver Sun won a first place award and The Province won two top prizes; and the Calgary Herald won a top prize at the Online Journalism Awards, presented by the Online News Association.

According to Newspapers Canada’s 2014 Circulation Data Report, the Corporation had an approximately 37% share of Canada’s total daily newspaper circulation. In addition, in nine out of the eleven daily metropolitan newspaper markets in which the Corporation operates, it has the highest circulation and readership among English-language newspapers based on average daily circulation and readership.

The National Post, the Corporation’s daily national newspaper, provides benefits to the Corporation’s overall operations, including the provision of a newspaper with a national audience footprint. A new daily print section, 6 to 10 pages in length, of national and international news, commentary and analysis provided by the National Post has, to date, been included in five Postmedia newspapers (Edmonton Journal, Windsor Star, Montreal Gazette, Regina Leader-Post and Saskatoon StarPhoenix). This section extends National Post’s measurable readership and provides national and local advertising opportunities.

2015 FORM-20F	Page | 14

The following table provides details about the Corporation’s metropolitan daily newspapers:

Publication	Market	Year Established	Market Position(1)	Local Newspaper Market Share(1)
Daily Metropolitan Newspapers
The Province	Vancouver	1884	2(2)	100	%(7)
The Vancouver Sun	Vancouver	1886	1	100	%(7)
Montreal Gazette	Montreal	1778	3(3)	100%
Calgary Herald	Calgary	1883	1	100	%(7)
Calgary Sun	Calgary	1980	2(4)	100	%(7)
Edmonton Journal	Edmonton	1903	1	100	%(7)
Edmonton Sun	Edmonton	1978	2(5)	100	%(7)
Ottawa Citizen	Ottawa	1845	1	100	%(7)
Ottawa Sun	Ottawa	1988	2(6)	100	%(7)
Toronto Sun	Toronto	1971	2	29%
Windsor Star	Windsor	1918	1	100%
London Free Press	London	1821	1	100%
Saskatoon StarPhoenix	Saskatoon	1902	1	100%
Regina Leader-Post	Regina	1883	1	100%
Winnipeg Sun	Winnipeg	1980	2	33%
Daily National Newspaper
National Post	National	1997	2	N/A

Notes:

1)

Market position and local newspaper market share for English language newspapers are determined by average paid circulation of daily newspapers. Source: Newspapers Canada – 2014 Circulation Data Report.

2)	Second to The Vancouver Sun, which is also operated by the Corporation.
3)	Number one English-language paid daily newspaper; number three overall among paid daily newspapers.
4)	Second to the Calgary Herald, which is also operated by the Corporation.
5)	Second to the Edmonton Journal, which is also operated by the Corporation.
6)	Second to the Ottawa Citizen, which is also operated by the Corporation.
7)	Includes all properties operated by the Corporation in this market.

2015 FORM-20F	Page | 15

The following table provides the average paid daily circulation of the Corporation’s 27 community daily newspapers per the Newspapers Canada 2014 Circulation Data Report:

Newspaper	Location	Average Daily Paid Circulation
The Standard	St. Catharines, Ontario	23,160
The Expositor	Brantford, Ontario	18,113
The Kingston Whig-Standard .	Kingston, Ontario	17,342
The Peterborough Examiner	Peterborough, Ontario	15,384
The Sun Times	Owen Sound, Ontario	14,076
The Barrie Examiner	Barrie, Ontario	13,911
Niagara Falls Review	Niagara Falls, Ontario	13,148
The Recorder & Times	Brockville, Ontario	10,796
The Tribune	Welland, Ontario	10,460
The Sault Star	Sault Ste. Marie, Ontario	9,947
The Sudbury Star	Sudbury, Ontario	9,573
Simcoe Reformer	Simcoe, Ontario	9,468
The Observer	Sarnia, Ontario	9,317
Packet & Times	Orillia, Ontario	8,654
North Bay Nugget	North Bay, Ontario	8,509
Cornwall Standard Freeholder	Cornwall, Ontario	7,511
The Intelligencer	Belleville, Ontario	7,233
The Daily Press	Timmins, Ontario	7,121
Northumberland Today	Cobourg, Ontario	6,858
The Beacon Herald	Stratford, Ontario	6,680
The Chatham Daily News	Chatham, Ontario	5,395
Daily Herald Tribune	Grande Prairie, Alberta	3,728
Sentinel-Review	Woodstock, Ontario	3,713
The Daily Observer	Pembroke, Ontario	3,331
St. Thomas Times-Journal	St. Thomas, Ontario	3,293
Fort McMurray Today	Fort McMurray, Alberta	1,902
Kenora Daily Miner & News	Kenora, Ontario	1,187

Total Average Daily Paid Circulation		249,810

The Corporation publishes 123 non-daily newspapers and shopping guides distributed in Ontario, Alberta, Manitoba and Saskatchewan. Postmedia’s non-daily newspapers and shopping guides are generally delivered to every household in the respective communities in which they operate, thereby providing advertisers with substantial coverage of these community markets. In addition, the Corporation publishes two free daily commuter newspapers in Toronto and Vancouver that have average daily circulation of 219,199 and 115,178, respectively, per the Newspapers Canada 2014 Circulation Data Report.

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

2015 FORM-20F	Page | 16

The Postmedia digital network is a comprehensive 24/7 online news, entertainment and information network of content distributed through websites and mobile platforms that leverages the Corporation’s content, brands and customer relationships. The Postmedia digital network is one of Canada’s leading online general news and information sources that integrates Canadian news and specialty content. The Postmedia digital network hosts the websites and electronic editions of the Corporation’s daily and community newspapers as well as other select websites. Being hosted on the Postmedia digital network offers these websites a platform to extend their audience reach and market, as well as to build and reinforce relationships with respect to both advertisers and audiences. The Postmedia digital network has also developed its mobile products, which includes mobile optimized websites and mobile applications across various smartphone platforms such as iOS, Android and BlackBerry. The Postmedia digital network had 11.4 million average monthly unique visitors for the fourth quarter of Fiscal 2015.

Through the Corporation’s proprietary content, as well as technology partners and third-party content providers, the Postmedia digital network provides a number of personalized online tools, including internet search and other services. The Postmedia digital network currently provides up-to-date international, national and local news coverage sourced from the Corporation’s newspapers and third-party newswire services including text, photos, videos, databases and interactive applications. The licensed content covers a broad range of topics, including sports, entertainment, automotive, recreation and travel from a variety of well-known content providers.

As part of its effort to grow its digital media and online business, Postmedia’s newspapers deliver content across multiple platforms including desktop, tablet and mobile devices.

Through expertise in exporting electronic press pages intended for print editions to web-friendly formats, the daily newspapers publish page-by-page e-Papers, complete with stories, columns, photos and advertising. The e-Papers are available to print subscribers at no cost for broadsheet publications and for an additional $1.99 per month for tabloid publications. Readers of the e-Papers are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. The experience is enhanced by a variety of digital features and tools, including search, aimed to ease navigation and add value.

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

Postmedia’s digital audience ranked number one for average monthly unique visitors in the newspaper category based on the year ended August 31, 2015 in Canada, according to comScore, and these sites reach 43% of all Canadians who visit newspaper websites.

Infomart is a subscription-based business-to-business service for Canadian news and business information and a one-stop resource for media monitoring, research insights, brand solutions and financial and corporate data. The service offers online media monitoring covering print, broadcast television and radio, social media, and newswires in a single integrated platform. Print sources include all of the Corporation’s publications plus other Canadian and international sources such as third-party newspapers. As of August 31, 2015, Infomart had approximately 800 subscribers.

In addition to subscriptions, Infomart also generates revenue through an electronic licensing and rights management service of the Corporation’s news content, corporate data and third-party content via domestic and international third-party channels used by businesses across North America.

2015 FORM-20F	Page | 17

The Corporation is branching into new revenue streams, including the launch of digital marketing services, which include search engine optimization, search engine marketing, website design and creation. The Corporation is also entering content marketing with the creation of its Content Works group. This group will focus on content creation, distribution and measurement for brands. Measurement will occur through the Infomart platform.

Functional Operations

Editorial

Editorial content is generated across the Corporation’s digital platforms and publications and Postmedia’s infrastructure allows for sharing of its generated content among newspapers in an efficient and cost effective manner. Generally, editorial policy is developed for each of the Corporation’s newspapers by local newsroom management. This leadership ensures that each newspaper is responsive to local issues and meets the editorial needs of its readers. The Corporation’s newspapers and digital platforms focus on readers of various ages and demographics and aim to reflect the values and interests of their respective markets. Each of the Corporation’s newspapers has its own editorial staff that is responsible for producing local editorial content of the newspaper and digital platforms supplemented by certain content which comes from Postmedia’s centralized editorial services, other wire services and freelancers.

The Corporation owns or has the rights to use the editorial content that is produced by its employees and freelancers, which allows for sharing of information and editorial content among its various publications. Further, since the Corporation’s newspapers operate across a broad geographic spectrum, reporters familiar with local issues can be assigned to cover national events in a particular region. Management believes that sharing of editorial content and expertise allows the Corporation to achieve substantial operating efficiencies compared to other publishers which own a smaller number of publications.

The Corporation also provides centralized pagination and production services to some of the Corporation’s newspapers.

Sales and Advertising

The following charts provide a breakdown of the Corporation’s revenue for Fiscal 2015 and 2014:

Fiscal 2015	Fiscal 2014

2015 FORM-20F	Page | 18

The following charts provide a breakdown of the Corporation’s total print advertising revenue for Fiscal 2015 and 2014:

Fiscal 2015	Fiscal 2014

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

National advertising takes the form of advertisements for both print and digital, primarily from large national companies. The major national advertising categories are automotive, food & drug, home and department stores, financial services and technology. The sale of national advertisements is handled by a national sales group (Postmedia Integrated Advertising or “PIA”), which employs a dedicated sales team that services the Corporation’s group of newspapers and digital properties and provides individual newspapers with advertising sales representation, insertion order processing and invoicing. PIA operates through offices in Toronto, Montreal and Vancouver, in addition to one contract representative in the U.S. PIA also represents several third-party publishers and publications acting as their national advertising sales agent on a commissioned basis.

Circulation and Distribution

The Corporation’s circulation revenue is generated from subscription revenue (both print and digital), single copy sales made through retailers and vending boxes, and corporate bulk sales. Newspapers are shipped from printing plants to depot drop locations or single copy retail outlets by independent trucking companies in the daily markets. Postmedia’s newspaper distribution is carried out primarily by independent distributors and carriers that deliver newspapers to subscribers. These third-party distribution networks enable the Corporation to operate via short-term contracts and reduce supplier concentration issues. Postmedia’s non-daily newspapers are generally delivered via Canada Post and independent carriers.

The Corporation benefits from agreements with distributors which provide for the delivery of newspapers from printing facilities to bulk locations, retailers, vending boxes and residential and corporate subscribers. Typically, a newspaper division is party to several distribution agreements, covering different stages of delivery and geographical areas.

2015 FORM-20F	Page | 19

In addition to distributing newspapers, Postmedia also offers three types of insert distribution services:

•	Paid subscriber base—distribution to existing newspaper subscribers;

•	Extended market coverage—distribution of flyers or other materials to non-subscriber households; and

•	Total market coverage—both subscriber and non-subscriber households for full coverage to specific areas.

These distribution options allow broader penetration of the Corporation’s markets, allowing advertisers to target specific demographic and geographic segments. Extended market coverage and/or total market coverage distribution services are offered in the Corporations 27 daily newspaper markets as well as Regina, Saskatoon, Windsor and London. In addition, Flyer Force, a distribution service for advertising flyers, distributes insert packages to non-subscribers in Calgary, Edmonton and Ottawa, providing extended market coverage for their associated Postmedia newspapers.

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

Outsourced Functions

As part of Postmedia’s ongoing focus on cost containment, various outsourcing initiatives have been implemented. Advertising production at the majority of its newspapers have been outsourced to suppliers in the Philippines and India. Subscriber customer service call centre operations are operated by third parties in Canada and Jamaica. These subscriber services include answering and handling customer calls, customer service inquiries and complaints. Postmedia has also outsourced its centralized classified call centre operations to a third party in the United States. In addition, printing operations have been outsourced for certain of its magazines and newspapers including the Edmonton Journal, the Calgary Herald, the Montreal Gazette, The Vancouver Sun, The Province and 24 Hrs Vancouver, as well as the National Post in most regions.

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

2015 FORM-20F	Page | 20

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

In 2014, the Canadian newspaper industry comprised approximately 91 paid daily English and French newspapers and 13 free dailies for a total of 104 daily newspapers. Paid daily newspapers accounted for a total of 4,043,553 copies on an average publishing day, according to Newspapers Canada 2014 Circulation Data Report.

The Canadian daily newspaper industry’s revenue was $2.4 billion in 2014, with 68% of that revenue derived from print, web and mobile advertising and the balance from circulation and other revenue, according to the Canadian Newspaper Association. Canadian newspaper publishers typically sell advertising based primarily on readership and secondarily on circulation. In contrast, U.S. newspaper publishers typically sell advertising based solely on circulation figures. Canadian newspapers have higher penetration compared to the U.S., with 65% of Canadian adults reading a daily newspaper (in print and digital) in the past three months compared to only 38% of American adults in the past six months, according to the Vividata Fall 2015 survey data and the eMarketer Global Media Report, September 2015, respectively.

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

2015 FORM-20F	Page | 21

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

Postmedia’s intellectual property constitutes a significant part of the value of the Corporation. The Corporation relies on the trademark, copyright, internet/domain name, trade secret and other laws of Canada and other countries, as well as nondisclosure and confidentiality agreements, to protect its intellectual property rights. However, the Corporation may be unable to prevent third-parties from using its intellectual property without its authorization, breaching any nondisclosure agreements with the Corporation, acquiring and maintaining domain names that infringe or otherwise decrease the value of its trademarks and other proprietary rights, or independently developing intellectual property that is similar to the Corporation’s, particularly in those countries that do not protect the Corporation’s proprietary rights as fully as in Canada.

Third-parties may challenge the validity or scope of Postmedia’s intellectual property rights from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources, which could have an adverse effect on the Corporation’s operations.

Cycles

Advertisers’ budgets tend to be cyclical, reflecting the general economic climate and consumers’ buying habits. As a result, Postmedia’s revenue has experienced, and is expected to continue to experience, seasonal variances due to advertising patterns and influences on people’s media consumption habits. Typically, the Corporation’s revenue is lowest during the fourth quarter of its fiscal year, which ends in August, and highest during the first and third quarters, which end in November and May, respectively, while expenses are relatively constant throughout the fiscal year. These seasonal variations may lead to short-term fluctuations in cash flow at certain times during the fiscal year.

Environmental Protection

Postmedia’s operations are subject to a variety of laws and regulations concerning, among other things, emissions to the air, water and land, sewer discharges, handling, storage and disposal of, or exposure to, hazardous substances and wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment and employee health and safety. The Corporation uses and stores hazardous substances such as inks and solvents in conjunction with its operations at its printing facilities. Such hazardous substances have in the past been stored in underground storage tanks at some of the Corporation’s properties. Some of its printing and other facilities are located in areas with a history of long-term industrial use, and may be impacted by past activities onsite or by contamination emanating from nearby industrial sites. In the past, a Postmedia predecessor has had contamination resulting from leaks and spills at some of its locations. Postmedia has incurred and will continue to incur costs to comply with environmental, health and safety requirements but, to date, such costs have not been material.

2015 FORM-20F	Page | 22

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

2015 FORM-20F	Page | 23

C.	Organizational Structure.

The following chart illustrates Postmedia’s corporate structure.

D.	Property, Plant and Equipment.

Postmedia owns 40 properties (inclusive of one that is accounted for as a finance lease) which are either office, production or combined production and office facilities, the largest of which are listed below. All other activities of Postmedia are conducted in leased premises, including the Toronto Head Office.

Location of Facilities	Office or Production	Area (Sq. Ft.)
Edmonton, AB(1)	Office	133,250
Edmonton, AB	Production	51,158
Calgary, AB(2)	Combined facilities	383,000
Calgary, AB	Combined facilities	86,139
Regina, SK	Combined facilities	102,537
Saskatoon, SK	Combined facilities	110,884
Winnipeg, MB	Combined facilities	53,855
London, ON	Combined facilities	130,259
Windsor, ON	Production	60,000
Toronto, ON	Production	488,179
Ottawa, ON	Combined facilities	183,000

Notes:

1)

This property is subject to a sale lease-back agreement, whereby Postmedia owns the land and space above and has the right to repurchase the building in 2041. The Corporation has accounted for this lease as a finance lease on its consolidated financial statements.

2)	This facility is currently for sale.

2015 FORM-20F	Page | 24

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

See “Key Factors Affecting Operating Results” and “Operating Results” in the MD&A, attached hereto as Exhibit 15.2.

B.	Liquidity and Capital Resources.

See “Liquidity and Capital Resources”, “Sources of Cash” and “Uses of Cash” in the MD&A, attached hereto as Exhibit 15.2.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information.

See “Key Factors Affecting Operating Results” in the MD&A, attached hereto as Exhibit 15.2.

E.	Off-Balance Sheet Arrangements.

See “Guarantees and Off-Balance Sheet Arrangement” in the MD&A, attached hereto as Exhibit 15.2.

F.	Tabular Disclosure of Contractual Obligations.

See the table included in “Financial Instruments and Financial Instruments Risk Management – Liquidity Risk” in the MD&A, attached hereto as Exhibit 15.2.

G.	Safe Harbor.

See “Notice Regarding Forward Looking Statements” in this annual report.

2015 FORM-20F	Page | 25

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Name, Occupation and Security Holding

The following table identifies the name and residence of those individuals who are directors and executive officers of the Corporation as of November 17, 2015, their current positions with the Corporation, the date on which they first became a director and/or executive officer of the Corporation and their principal occupation. The term of each of the directors expires on the date of the Corporation’s upcoming annual general and special meeting of Shareholders, currently scheduled for January 13, 2016, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause.

Name and Residence	Position with Postmedia	Director /Executive Officer Since	Principal Occupation if Different from Position Held with Postmedia

Rod Phillips(1) Toronto, Ontario, Canada	Director and Chair of the Board of Directors	February 5, 2014	Corporate Director

Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	April 26, 2010

Charlotte Burke(1)(2)(5) Toronto, Ontario, Canada	Director	September 20, 2010	Corporate Director

Hugh F. Dow(1)(3)(5) Toronto, Ontario, Canada	Director	January 6, 2011	Corporate Director

Martin Nisenholtz(1)(3)(5) Brookline, Massachusetts, U.S.A.	Director	February 5, 2014	Professor of the Practice of Digital Communications at Boston University

Jane Peverett(1)(2)(4) Vancouver, British Columbia, Canada	Director	April 10, 2013	Corporate Director

Graham Savage(1)(2)(3) Toronto, Ontario, Canada	Director	July 12, 2010	Corporate Director

Steven Shapiro(4) New York, New York, U.S.A	Director	July 12, 2010	Founding Partner and Portfolio Manager, GoldenTree

Peter Sharpe(1)(3)(4) Toronto, Ontario, Canada	Director	June 17, 2010	Corporate Director

Robert Steacy(1)(2)(3) Toronto, Ontario, Canada	Director	July 14, 2010	Corporate Director

Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	July 12, 2010	—

Andrew MacLeod Kitchener, Ontario, Canada	Executive Vice President and Chief Commercial Officer	July 7, 2014	—

Jeffrey Haar Toronto, Ontario, Canada	Executive Vice President, Legal and General Counsel	January 11, 2012	—

Michelle Hall Toronto, Ontario, Canada	Executive Vice President, Human Resources	July 13, 2010	—

Gordon Fisher Toronto, Ontario, Canada	President National Post and Executive Vice President Reader Revenue and Manufacturing	July 13, 2010	—

Gillian Akai Toronto, Ontario, Canada	Vice President, Legal Affairs and Corporate Secretary	July 12, 2010	—

Notes:

(1)	Independent member of the Board.
(2)	Member of the Audit Committee.

2015 FORM-20F	Page | 26

(3)	Member of the Compensation and Pension Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Member of the Digital Oversight Committee.

As a group, the directors and executive officers of the Corporation, as of November 17, 2015, beneficially own or exercise control or direction, directly or indirectly, over 161,932 Voting Shares (representing 15.71% of the total Voting Shares issued and outstanding) and 867,508 Variable Voting Shares (representing 0.31% of the total Variable Voting Shares issued and outstanding).

Biographies

The following are brief profiles of our directors and executive officers, including a description of each individual’s principal occupation within the past five years.

Rod Phillips (Chair)

Mr. Phillips was most recently President and Chief Executive Officer of the Ontario Lottery and Gaming Corporation, an Operational Enterprise of the Ontario Ministry of Finance (OLG), which is responsible for gaming sites and the sales of lottery products across the Province of Ontario. He resigned from this position on January 22, 2014. Prior to his appointment to the OLG, Mr. Phillips was President and Chief Executive Officer of Shepell.fgi, one of North America’s leading providers of workplace health and productivity solutions. From 1997 to 2000, Mr. Phillips served as Chief of Staff to Mayor Mel Lastman during his first term as the leader of the newly amalgamated City of Toronto. Mr. Phillips currently sits on the boards of Discovery Air Inc., Data Group Limited and Infor Acquisition Corp. In addition, Mr. Phillips is currently chair of the boards of the Greater Toronto CivicAction Alliance and Telus Toronto Community Board. He is also a member of the board of the Toronto International Film Festival and was the founding chair of the Centre for Addiction and Mental Health’s (CAMH) Transforming Lives Gala in support of CAMH’s critical work.

Paul Godfrey (Director)

Mr. Godfrey is the President and Chief Executive Officer of Postmedia. Prior to this he served as President and Chief Executive Officer of National Post Inc., President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, and spent 16 years with Sun Media Corporation, eventually taking the role of President and Chief Executive Officer. Mr. Godfrey has a proud record of public service including a record four terms (11 years) as the chairman of the Municipality of Metropolitan Toronto. He is chairman of the board of RioCan Real Estate Investment Trust. He also serves on the board of Cargojet Inc. and serves as Vice Chair of Baycrest Centre for Geriatric Care.

Charlotte Burke (Director)

Ms. Burke is a corporate director and operates a consulting firm that advises senior executives on digital transformation, innovation and growth strategies in support of shareholder value. Most recently, Ms. Burke was Chief Marketing and Sales Officer with QuickPlay Media Inc., a leading provider of IPTV solutions. During 2009 to 2015, Ms. Burke served as a senior advisor and executive to Accenture, the Department of Foreign Affairs, Hewlett Packard, Asurion Canada and the Business Development Bank of Canada. In addition, Ms. Burke was an officer and Senior Vice President with Bell Canada from 1996 to 2008, where she led the Consumer Internet business and Bell Mobility’s digital cellular business. Ms. Burke is also an advisor with the MaRS Ontario Innovation Center and Next 36 Young Entrepreneurs Program and serves on the boards of Rothesay Netherwood School and Halton Health Sciences, Quality and Risk Management Committee. She was formerly on the boards of Acadia University, Ontario Lottery and Gaming Corporation, Women in Telecommunications and National Ballet School.

2015 FORM-20F	Page | 27

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

Martin Nisenholtz (Director)

Mr. Nisenholtz is currently Professor of the Practice of Digital Communications at Boston University and a Venture Partner of FirstMark Capital, an early stage venture capital firm based in New York City. In January 2012, Mr. Nisenholtz retired from his full-time role at The New York Times Company where he had served as Senior Vice President, Digital Operations and was responsible for the strategy development, operations and management of its digital properties. Prior to that, Mr. Nisenholtz was Chief Executive Officer of New York Times Digital. In June 2001, Mr. Nisenholtz founded the Online Publishers Association, an industry trade organization that represents the interests of high-quality online publishers. Mr. Nisenholtz currently serves on the boards of Yellow Pages Limited, a Canadian media and marketing solutions company, RealMatch, a U.S. privately held online recruitment advertising solutions company and Purch, a U.S. privately held digital publishing company.

Jane Peverett (Director)

Ms. Peverett currently serves as a director of Encana, a leading North American energy producer, as well as Northwest Natural Gas Company, the Canadian Imperial Bank of Commerce and Hydro One Inc. She is also a director of Associated Electric & Gas Insurance Services Limited. Prior to this, Ms. Peverett was the President and Chief Executive Officer of BC Transmission Corporation from April 2005 to January 2009, and was previously its Vice-President, Corporate Services and Chief Financial Officer. In addition, Ms. Peverett was the President and Chief Executive Officer of Union Gas Limited from April 2002 to May 2003 after serving in various senior roles within Westcoast Energy Inc.

Graham Savage (Director)

Mr. Savage is a corporate director and, from 1997 to 2007, he was chairman and Founding Partner of Callisto Capital, a private equity firm. Prior to that, Mr. Savage spent 21 years as a senior officer at Rogers Communications Inc. Mr. Savage is currently a director of Sears Canada Inc., Cott Corporation and is chairman of Whistler Blackcomb Holdings Inc. Mr. Savage previously served as a director of Canadian Tire Corp., Canadian Tire Bank, Rogers Communications Inc., Sun Media Corp., Royal Group Technologies Ltd. and Hollinger International Inc., among others.

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

2015 FORM-20F	Page | 28

Peter Sharpe (Director)

Mr. Sharpe retired as President and Chief Executive Officer of Cadillac Fairview Corporation in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a director of Multiplan Empreendimentos Imobiliários S.A., Morguard Corporation, First Industrial REIT (US), and Allied Property REIT. Mr. Sharpe is also a past chairman and current Trustee of the International Council of Shopping Centers.

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

Andrew MacLeod (Executive Vice President and Chief Commercial Officer)

Mr. MacLeod was appointed as Executive Vice President and Chief Commercial Officer of Postmedia in July 2014. Prior to that, he was most recently Senior Vice President & Regional Managing Director, North America at BlackBerry Limited, previously holding a variety of roles within that organization including Vice President and Managing Director, Canada beginning in October 2011 and Director of Business Management beginning in October 2010. Prior to his employment at BlackBerry Limited, Mr. MacLeod worked at OnX Enterprise Solutions and Xerox Canada Ltd.

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

2015 FORM-20F	Page | 29

Gordon Fisher (President National Post and Executive Vice President, Reader Revenue and Manufacturing)

Mr. Fisher was appointed President National Post and Executive Vice President, Reader Revenue and Manufacturing in August 2015. Prior to that, Mr. Fisher served as President, Pacific Newspaper Group of Postmedia beginning in January 2013 and President of National Post and the Executive Vice President, Eastern Canada of Postmedia beginning in July 2010. Previously, he served as Publisher of the National Post under a predecessor Canwest LP entity. Mr. Fisher has an extensive media background. He has held a number of senior executive positions in many Canadian cities on both the editorial and business sides of the media industry. Prior to his appointment as Publisher of the National Post, Mr. Fisher served as President, News and Information, Canwest Global Communications Corp., with responsibilities covering newspaper, television and digital information. Other responsibilities of note include roles as editor-in-chief, general manager and publisher of the Ottawa Citizen; publisher of the Kingston-Whig Standard and managing editor of the Vancouver Sun.

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

Cease Trade Orders or Bankruptcies

Other than as described below, no director, nominee or executive officer of Postmedia is, or within ten years before the date hereof, has been a director, chief executive officer or chief financial officer of any company (including Postmedia) that, (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of the preceding sentence, “order” means; (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation.

Other than as described below, to the knowledge of the Corporation, no director, nominee or executive officer, or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia: (a) is at the date hereof, or has been within ten years before the date hereof, a director or executive officer of any company (including Postmedia) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, or within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder.

On October 6, 2009, the subordinate voting shares and the non-voting shares of Canwest Global were suspended from trading on the TSX while a review to determine whether the company was meeting the continued listing requirements was conducted. On October 15, 2009, Canwest Global received a notice from the TSX informing the company that its subordinate voting shares and non-voting shares would be delisted from the exchange effective November 13, 2009 for failure to meet the continued listing requirements. In response to this notice, on November 13, 2009, Canwest Global announced that its subordinate voting shares and non-voting shares would begin trading on the TSX Venture Exchange effective November 16, 2009. Mr. Godfrey, the President and Chief Executive Officer of Postmedia and Mr. Lamb, Executive Vice President and Chief Financial Officer of Postmedia, were senior officers of certain subsidiaries of Canwest Global throughout the period described above.

2015 FORM-20F	Page | 30

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

Mr. Godfrey served on the board of directors of Mobilicity (formerly known as Data & Audio Visual Enterprises Mobilicity) from November 20, 2008 to April 30, 2013. Mobilicity sought and received CCAA protection on September 30, 2013.

Mr. Savage was a director of Microcell Inc. when it filed for protection under the CCAA. Mr. Savage was a director of Sun-Times Media Group, Inc. (“Sun Times”), formerly Hollinger International Inc. (“Hollinger”). He served as a director of that company from July, 2003 until November, 2009. On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim management’s discussion and analysis for the three-month period ended March 31, 2004 and its annual financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against an insider of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect. Sun Times filed for protection under Chapter 11 of the United States Bankruptcy Code (“USBC”) in April 2009.

Mr. Shapiro was a director of Reader’s Digest Association Inc. (“Reader’s Digest”) until August 2009. Reader’s Digest filed for protection under Chapter 11 of the USBC in August 2009, after Mr. Shapiro’s departure from its board.

Mr. Lodge served as a director to Source Home Entertainment, LLC (“Source”), a Delaware limited liability company that filed a voluntary petition under Chapter 11 of the USBC on June 23, 2014. Source remains under the protection of the Delaware Bankruptcy Court as it proceeds with its restructuring.

Mr. Nisenholtz was appointed to the Board of Trustees of Yellow Pages Income Fund, a predecessor of Yellow Media Inc., on May 9, 2006. Upon the conversion of the fund into a Canadian corporation on November 1, 2010, Mr. Nisenholtz became a director of Yellow Media Inc. Yellow Media Inc. announced a recapitalization on July 23, 2012 which was implemented and became effective on December 20, 2012 (the “Yellow Media Recapitalization”). The Yellow Media Recapitalization was implemented in accordance with a court approved Plan of Arrangement under the CBCA pursuant to which the former securities of Yellow Media Inc. and all entitlements relating thereto were exchanged and cancelled for, as applicable, cash and common shares and warrants of Yellow Media Limited, and new senior secured notes and new senior subordinated exchangeable debentures of YPG Financing Inc. (formerly known as Yellow Media Inc.). YPG Financing Inc. is a wholly-owned subsidiary of Yellow Media Limited. The Yellow Media Recapitalization reduced the corporation’s debt, including preferred shares, by approximately $1.5 billion.

Penalties or Sanctions

To the knowledge of the Corporation, no director, nominee or executive officer or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

2015 FORM-20F	Page | 31

Conflicts of Interest

Pursuant to a nominating agreement, GoldenTree has the right to select one individual to be nominated to serve as director on the Board, see “Item 6.A – Directors and Senior Management – Nominating Agreement”. GoldenTree’s current nominee on the Board is Mr. Shapiro, who is a Founding Partner and Portfolio Manager at GoldenTree, and is a member of its Executive Committee. GoldenTree’s proposed nominee for election to the Board at the annual general and special meeting currently scheduled for January 13, 2016 is Mr. Lodge, who is a Partner of GoldenTree Asset Management LP. GoldenTree is located at 300 Park Avenue, 21st Floor, New York, New York, 10022 U.S.A. GoldenTree, and certain investment funds for which it serves as investment advisor, own 146,694,259 Variable Voting Shares as at November 17, 2015 (see “Item 7 – Major Shareholders and Related Party Transactions”) and a portion of the First-Lien and Second-Lien Notes, both as issued by Postmedia Network Inc. GoldenTree’s combined debt and equity holdings may give rise to a potential conflict of interest.

Nominating Agreement

On July 13, 2010 Postmedia entered into a nominating agreement with GoldenTree, a principal Shareholder. Pursuant to this agreement, for so long as GoldenTree (or certain investment funds for which GoldenTree serves as investment adviser) beneficially owns or exercises control or direction over a minimum of 10% of the outstanding Shares of Postmedia, GoldenTree has the right to select one individual, who shall be presented to the Shareholders of Postmedia as part of management’s proposed list of nominees to serve as a director on the Board of Postmedia at any Shareholder meeting at which directors of Postmedia are being elected. GoldenTree’s current nominee on the Board is Mr. Shapiro and its proposed nominee for election to the Board at the annual general and special meeting currently scheduled for January 13, 2016 is Mr. Lodge. Upon termination of the nominating agreement; the then current nominee of GoldenTree shall fulfill his or her term as member of the Board and GoldenTree shall cease to have any nomination rights on a going forward basis.

B.	Compensation.

The following discussion and analysis examines the compensation earned by: (a) the Corporation’s President and Chief Executive Officer (the “CEO”); (b), the Corporation’s Executive Vice President and Chief Financial Officer (the “CFO”); (c) the Corporation’s three other most highly compensated executive officers, who served as executive officers of the Corporation for Fiscal 2015; and (d) each individual who would have satisfied the conditions in (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity at the end of Fiscal 2015 (collectively, the “Named Executive Officers” or “NEOs”), who served as executive officers of the Corporation for Fiscal 2015. In addition, it describes and explains Postmedia’s compensation philosophy and objectives and the significant elements of compensation of the Corporation’s NEOs during Fiscal 2015.

The NEOs for Fiscal 2015 were:

•	Paul Godfrey, President and Chief Executive Officer

•	Douglas Lamb, Executive Vice President and Chief Financial Officer

•	Wayne Parrish, Chief Operating Officer(1)

•	Andrew MacLeod, Executive Vice President and Chief Commercial Officer

•	Gordon Fisher, President, National Post and Executive Vice President Reader Revenue and Manufacturing

•	Jeffrey Haar, Executive Vice President, Legal and General Counsel

Notes:

(1)	Mr. Parrish’s employment with the Corporation ended July 6, 2015.

2015 FORM-20F	Page | 32

Executive Compensation Components and Their Objectives

Postmedia’s executive compensation program is comprised of the following compensation components:

•	base salary;

•	annual short-term incentives (annual bonuses);

•	long-term incentives, which include stock options, restricted share units and performance share units;

•	benefits and perquisites; and

•	pension.

The primary objective of the Corporation’s executive compensation program is to attract and motivate key executives to carry out business strategies that are aligned with the creation of Shareholder value. The level of compensation paid to each NEO is based on the executive’s qualifications, experience, responsibility and performance.

(i) Salary

Base salary remunerates executives for discharging job requirements. The NEOs base salary represents a fixed level of cash compensation and it is reviewed annually by the Compensation and Pension Committee, for recommendation to the Board for approval. The goal is to ensure that each NEO is paid competitively, taking into consideration the requirements of the position, the executive’s performance, knowledge, skills, experience and equity with other executives within Postmedia and compared to the external market for competitiveness. The Corporation’s policy is to target base salary compensation for the NEOs at the median level or just above, based on external market considerations, organizational and individual performance. The NEOs’ total compensation is considered based upon a review of the comparator peer group recommended by an independent consultant (see “Item 6C. Board Practices – Competitive Benchmarking”).

(ii) Annual Short-Term Incentive Plan

The annual short-term incentive plan (“STIP”) represents variable cash compensation. Short-term incentive targets for the NEOs are expressed as a percentage of base salary and are determined based on competitive market practices. The Compensation and Pension Committee recommends for approval by the Board the short-term incentive plan design, performance measures, weightings and targets for each fiscal year.

The Corporation’s policy is to target short-term incentives at median of the comparator peer group for the NEOs with the purpose of being externally competitive and incenting for maximum performance to achieve the Corporation’s goals.

In designing the STIP, the goal is to align the payouts with the business strategy and to motivate plan participants to achieve defined goals. The CEO is eligible for 100% of base salary at target and the other NEOs are eligible for 50% of base salary at target. The short-term incentives all have a maximum payout opportunity equal to 150% of target.

For Fiscal 2015, consistent with the prior fiscal year the Board provided the CEO with discretion to recommend an adjustment on incentive bonus payments under the STIP subject to the performance of pre-defined and pre-approved criteria (the “Discretionary Payout”). The Discretionary Payout is subject to Board approval and cannot exceed an established fixed percentage of the overall STIP. The payout is capped at 150% of target (including any Discretionary Payout).

The CEO STIP plan design for Fiscal 2015 remained the same as the prior fiscal year, with the minimum payout threshold set at 80% of the; performance target. The payout is capped at 150% when performance reaches 120% of target. The target payout is increased with each percentage of the performance achievement between 80% and 120% of target with set increments.

2015 FORM-20F	Page | 33

The STIP plan for the other NEOs remained the same as the prior fiscal year with the minimum payout threshold set at 85% of performance target. The payout is capped at 150% of target when performance achievement reaches 125% of performance target. The target payout is increased with each percentage of the performance achievement between 85% and 125% with set increments.

In October 2015, the Board approved a plan payout for Fiscal 2015 based upon the level of achievement of the target (established for purposes of the STIP) based on the corporate performance of consolidated operating income before depreciation amortization, impairment and restructuring (the “Consolidated Operating Profit Target”). The threshold performance target described above was met for the CEO, but was not met for the other NEOs. The Compensation and Pension Committee sets the targets for the STIP based on the organizational strategic plan and budget. Targets reflect the challenges facing the publishing industry and align with industry trends.

The Consolidated Operating Profit Target established for the STIP for Fiscal 2015 was $109.5 million, whereas the actual achievement was $90.4 million. The determination of consolidated operating income before depreciation amortization, impairment and restructuring for Fiscal 2015 excludes the operating income before depreciation, amortization, impairment and restructuring of the properties acquired as part of the Sun Acquisition.

In recognition of the extensive additional work undertaken by the NEOs, among others, in connection with the Sun Acquisition and the integration of the properties acquired, a special transaction bonus was approved by the Board. In addition to the payout to Mr. Godfrey referenced in the below table, Messrs. Godfrey, Lamb, Parrish, MacLeod, Fisher and Haar received discretionary bonuses related to the Sun Acquisition of $400,000, $200,000, $150,000, $50,000, $25,000 and $100,000, respectively. The amounts were accrued in Fiscal 2015 and were paid in full with the exception of $200,000, $100,000, $25,000 and $50,000 related to Messrs. Godfrey, Lamb, MacLeod and Haar respectively which will be payable on December 31, 2015 provided they are still employed with the Corporation.

The following table sets forth the short-term incentive award targets and the payout achievement of these targets in Fiscal 2015 for the NEOs of the Corporation:

PARTICIPANT NAME	FISCAL 2015 TARGET PAYOUT (as a % of base salary)	FISCAL 2015 TARGET PAYOUT ($)	FISCAL 2015 ACTUAL PAYOUT ($)
Paul Godfrey	100%	950,000	118,750
Douglas Lamb	50%	225,000	—
Wayne Parrish	50%	237,500	—
Andrew MacLeod	50%	212,500	—
Gordon Fisher	50%	200,000	—
Jeffrey Haar	50%	150,000	—

(iii) Long-Term Incentive Plans

The Corporation has an Option Plan (as defined below) and a RSU Plan (as defined below) that are intended to, among other things, attract, motivate and retain certain executive officers and other grantees and align their interests with the interests of Shareholders. The long-term incentive programs are designed to reward performance up to a ten year period, and vest up to a four year period, and are provided to senior leaders in value driven roles and key contributors who are critical to the organization’s future. For more information, see “Item 6B. Compensation – Incentive Plan Awards - Stock Option Plan and RSU Plan”.

2015 FORM-20F	Page | 34

The Compensation and Pension Committee reviews several factors on an annual basis when determining Option and RSU grants, including the total target compensation levels of the comparator peer group, the current size of the reserve pool available, and the previous year’s grants, among other things. The Compensation and Pension Committee recommends to the Board the long-term incentive plan design of the plan as well as the number of awards to be granted to the NEOs.

In Fiscal 2016, in order to enhance the link between executive compensation and key business objectives, and align with good corporate governance practices, the Board have approved amendments to the RSU Plan which would allow performance share units (“PSUs”), a form of RSUs, to be granted to executives under the RSU Plan. Specifically, the amendments were to modify the definition of “Vesting Date” and “Vesting Terms” to contemplate that RSUs may be subject to time conditions and/or performance conditions (as in the case of PSUs), rather than only time conditions.

The average mix of long-term incentives for Fiscal 2016 for the NEOs is expected to be 70% Options and 30% PSUs. It is also expected that annual grants will be made under these plans in order to provide rolling retention periods for the executives.

(iv) Benefits and Perquisites

Although not considered a primary element of the compensation program, the Corporation provides a market competitive package of executive level benefits and perquisites for its NEOs. The executive group benefits program includes health, dental, life insurance, wellness, short-term and long-term disability coverage. Perquisites provided to the NEOs consist of car allowances, parking and club memberships, with a car lease available to the CEO. The level of benefits and perquisites are determined based on guidelines that have been established under an executive compensation total rewards framework.

(v) Pension Plans

Postmedia maintains a defined benefit pension plan (the “DB Plan”), however, the DB Plan was closed to new members and replaced with a defined contribution plan (the “DC Plan”) in Fiscal 2013. The DB Plan and the DC Plan are collectively referred to as the “Pension Plans”. Postmedia does not offer a supplemental executive retirement plan.

Messrs. Lamb and Haar participates in the DB Plan. Mr. Parrish participated in the DB Plan while employed with the Corporation. Mr. MacLeod participates in the DC Plan. Mr. Godfrey is not eligible to participate in any of the Corporation’s Pension Plans as he has exceeded the maximum age to be eligible to participate in a registered pension plan. Mr. Fisher receives a pension benefit under the DB Plan.

The DB Plan formula takes into consideration the member’s pensionable earnings and credited service along with the maximum Canada Pension Plan levels. The formula is: 1.25% multiplied by the final average earnings up to the average yearly maximum pensionable earnings multiplied by the credited service plus 1.75% multiplied by the final average earnings in excess of the average yearly maximum pensionable earnings multiplied by the credited service. The final average earnings are calculated using the average of the member’s best five years of pensionable earnings during the last ten years prior to retirement or termination. The executive officers that participate in the DB Plan contribute 2.5% of their pensionable earnings up to the yearly maximum pensionable earnings and 5% thereafter.

The DB Plan also provides an early retirement subsidy to all participants who take early retirement following the attainment of both age 62 and ten years of continuous service. A participant retiring after age 55 but before age 62 can receive an early retirement pension reduced by a factor of one-third of 1% for each complete month by which the early retirement date precedes age 62. A participant with ten or more years of continuous years of service may elect to receive an unreduced deferred retirement income payable at age 62. For a participant retiring after age 55 but before age 65 with less than ten years of continuous employment, the pension is reduced by a factor of one-third of 1% for each complete month by which the early retirement date precedes the normal retirement date, which is 65.

2015 FORM-20F	Page | 35

The DC formula is based on contributions made by the participating employee and Postmedia and the gains and losses of the investments. The DC Plan includes a 5% employee contribution and Postmedia matches the employee contribution at 100%.

The maximum pension payable under the Pension Plans is as prescribed by the Tax Act.

Defined Benefit Plan Table

The following table sets forth the pension benefits and entitlements under the DB Plan as at August 31, 2015:

PARTICIPANT NAME	NUMBER OF YEARS CREDITED SERVICE (#)	ANNUAL BENEFITS PAYABLE ($)		OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)	COMPENSATORY CHANGE(1) ($)	NON- COMPENSATORY CHANGE(2) ($)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION(3) ($)
		AT YEAR END	AT AGE 65
Douglas Lamb	3.67	10,300	43,200	99,200	17,900	15,700	132,800
Wayne Parrish	3.83(4)	10,800	25,400	112,700	18,400	16,900	148,000
Gordon Fisher	21.33(5)	52,600(5)	52,600(5)	764,800	— (5)	(26,600)(6)	738,200
Jeffrey Haar	3.33	9,400	53,800	73,000	16,500	16,600	106,100

Notes:

(1)	Compensatory change represents the normal cost net of employee contributions.
(2)	Non-compensatory change includes interest on the present value of the DB Plan obligation and employee contributions made during Fiscal 2015, and all assumption changes.
(3)

An actuarial valuation of the DB Plan was completed as at December 31, 2013 for funding purposes and these results were extrapolated to August 31, 2015 for accounting purposes. The present value of the obligation was determined using the Projected Unit Credit Method pro-rated on service. Calculations are made based upon a discount rate assumption of 4.05%.

(4)	Mr. Parrish’s employment with the Company ended July 6, 2015 at which time he terminated from the DB Plan with 3.68 years of actual credited service.
(5)

Mr. Fisher is currently receiving annual benefits under the DB Plan of $52,600 based on an election of joint and survivor pension and credited service of 21.33 years at attainment of the pension benefit. Mr. Fisher’s annual benefits payable at August 31, 2015 and at age 65 are the same; therefore, there is no compensatory change.

(6)	Mr. Fisher’s non-compensatory change is negative since it reflects the reduction in DB Plan obligation due to payment of pension benefits and changes in assumptions from prior year.

Defined Contribution Plan Table

The following table sets forth the pension benefits and entitlements under the DC Plan as at August 31, 2015:

PARTICIPANT NAME	ACCUMULATED VALUE AT START OF THE YEAR ($)	COMPENSATORY(1) ($)	ACCUMULATED VALUE AT YEAR END ($)
Andrew MacLeod	—	16,200	30,700

Notes:

(1)	Reflects employer contributions.

2015 FORM-20F	Page | 36

Summary Compensation Table

The following table summarizes the annual compensation provided for services rendered to Postmedia by its NEOs for Fiscal 2015, 2014 and 2013:

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY ($)		SHARE- BASED AWARDS ($)	OPTION- BASED AWARDS(1) ($)		NON-EQUITY INCENTIVE PLAN COMPENSATION ($)			PENSION VALUE(3) ($)	ALL OTHER COMPENSATION(4) ($)		TOTAL COMPENSATION(1) ($)
							ANNUAL SHORT- TERM INCENTIVE PLANS(2)		LONG- TERM INCENTIVE PLANS

Paul Godfrey (5) President and Chief Executive Officer	2015 2014 2013	950,000 950,000 950,000		— — —	96,000 188,000 —	(6) (9)	518,750 99,750 579,500	(7)	— — —	— — —	194,036 181,638 151,338	(8) (8) (8)	1,758,786 1,419,388 1,680,838

Douglas Lamb Executive Vice President and Chief Financial Officer	2015 2014 2013	450,000 450,000 450,000		— — —	32,000 61,100 —	(6) (9)	200,000 — 62,437	(7)	— — —	17,900 14,000 16,400	— — —		699,900 525,100 528,837

Wayne Parrish Chief Operating Officer	2015 2014 2013	402,123 475,000 475,000	(10)	— — —	32,000 61,100 —	(6) (9)	125,000 — 65,906	(7)	— — —	18,400 16,200 18,100	1,044,706 — —	(11)	1,622,229 552,300 559,006

Andrew MacLeod Executive Vice President and Chief Commercial Officer	2015 2014 2013	425,000 64,568 —	(12)	— — —	32,000 — —	(6)	50,000 — —	(7)	— — —	16,200 — —	74,261 56,989 —	(13) (13)	597,461 121,557 —

Gordon Fisher President, National Post and Executive Vice President, Reader Revenue and Manufacturing	2015 2014 2013	400,000 400,000 400,000		— — —	9,600 14,100 —	(6) (9)	25,000 — 71,417	(7)	— — —	— — —	145,557 — 366,000	(14) (14)	580,157 414,100 837,417

Jeffrey Haar Executive Vice President, Legal and General Counsel	2015 2014 2013	300,000 300,000 300,000		— — —	19,200 37,600 —	(6) (9)	100,000 — 41,625	(7)	— — —	16,500 11,000 12,700	— — —		435,700 348,600 354,325

Notes:

(1)

The total compensation value includes the estimated value of the Options granted during the applicable fiscal periods as determined using the Black-Scholes option pricing model as this is an acceptable methodology in accordance with International Financial Reporting Standards. Option-based awards only represent an estimated value of the Options granted and do not represent cash received by the NEOs. This amount is at risk and may be equal to zero. Accordingly, the total compensation value does not represent the true cash compensation earned by the NEOs. The class of Shares underlying the Options is determined at the discretion of the Board. Since October 2013, the class of Shares underlying the Options has been Variable Voting Shares.

(2)	The annual short-term incentive plan compensation relates to the fiscal year in which it was accrued and will be paid in the following fiscal year.
(3)	For more information, see the “Pension Plan – Defined Benefit Plan Table as at August 31, 2015” and “Pension Plan – Defined Contribution Plan Table as at August 31, 2015”.
(4)	The value of benefits and perquisites for the NEOs, other than Mr. Godfrey, do not exceed either $50,000 or 10% of the NEOs’ annual salary, and are therefore not included in All Other Compensation.
(5)	Mr. Godfrey does not receive any compensation for serving as director of the Corporation.

2015 FORM-20F	Page | 37

(6)

Messrs. Godfrey, Lamb, Parrish, MacLeod, Fisher and Haar were granted 150,000, 50,000, 50,000, 50,000, 15,000 and 30,000 Options, respectively, on January 28, 2015. The Options had a grant date fair value of $0.64 which was determined using the Black-Scholes option pricing model. Key assumptions used in the model were an exercise price of Shares of $1.90, risk free rate of interest of 0.66% based on the Bank of Canada five year benchmark bond yield in effect on the date of grant, dividend yield of nil, a volatility factor of 37.57% based on the volatility of the Corporation’s Shares and an expected life of options of five years based partly on contractual terms and a published academic study. The Options expire on October 24, 2024.

(7)

This amount includes a discretionary transaction bonus for Messrs. Godfrey, Lamb, Parrish, MacLeod, Fisher and Haar of $400,000, $200,000, $150,000, $50,000, $25,000 and $100,000, respectively. The amounts were accrued in Fiscal 2015 and were paid in full with the exception of $200,000, $100,000, $25,000 and $50,000 related to Messrs. Godfrey, Lamb, MacLeod and Haar, respectively, which will be payable on December 31, 2015 provided they are still employed with the Corporation.

(8)	This amount includes entertainment expenses totaling $117,113 (2014 - $109,976 and 2013 - $79,742).
(9)

Messrs. Godfrey, Lamb, Parrish, Fisher and Haar were granted 200,000, 65,000, 65,000, 15,000 and 40,000 Options, respectively, on February 24, 2014. The Options had a grant date fair value of $0.94 which was determined using the Black-Scholes option pricing model. Key assumptions used in the model were an exercise price of Shares of $2.02, risk free rate of interest of 1.38% based on the Bank of Canada five year benchmark bond yield in effect on the date of grant, dividend yield of nil, a volatility factor of 52.73% based on the volatility of the Corporation’s Shares and an expected life of options of five years based partly on contractual terms and a published academic study. The Options expire on October 24, 2023.

(10)	Mr. Parrish’s employment with the Corporation ended July 6, 2015. Mr. Parrish’s salary on an annualized basis in Fiscal 2015 was $475,000.
(11)	This amount includes severance received upon termination of Mr. Parrish’s employment in Fiscal 2015.
(12)	Mr. MacLeod commenced employment with the Corporation July 7, 2014. Mr. MacLeod’s salary, on an annualized basis in Fiscal 2014, was $425,000.
(13)	This amount includes a guaranteed bonus for Fiscal 2015 of $74,261 (2014 - $31,989) and a signing bonus for Fiscal 2014 of $25,000.
(14)	This amount includes a discretionary retention bonus for Fiscal 2015 of $145,557 (2013 - $366,000). The Corporation may consider similar payments in future years.

2015 FORM-20F	Page | 38

Performance Graph

The graph set out below illustrates the cumulative total return over the period from June 14, 2011 (Postmedia’s listing date on the TSX) to August 31, 2015, of a $100 investment in the Voting Shares and Variable Voting Shares as compared to the S&P / TSX Composite Index.

The year-end values of each investment are based solely on the change in the underlying Share price as no dividends were paid. The calculations exclude brokerage fees and any applicable taxes. The following graph shows the total Shareholder returns from each investment that may be calculated from the applicable year-end investment values shown below the graph.

Note:

The data points in the performance graph above reflect the initial investment of $100 on June 14, 2011; the investment’s performance for the period covering June 14, 2011 to August 31, 2011; and the investment’s performance for the years ending August 31, 2012, 2013, 2014 and 2015.

Pay For Performance

The Corporation evaluates and considers the compensation of the NEOs with a pay for performance perspective. Although a portion of the NEO’s aggregate compensation as shown in the “Executive compensation - Summary Compensation Table” is composed of option-based awards, which link part of the NEO’s compensation with the underlying performance of the Shares and thereby with Shareholder returns, the Compensation and Pension Committee does not base its compensation decisions on the trading price of the Shares of the Corporation. The Compensation and Pension Committee believes the trading price of the Shares is affected by external factors over which the Corporation has little or no control and certain of these external factors do not necessarily reflect the operating performance of the Corporation. Compensation payouts are based on key financial targets that reflect the organizational strategic plan and budgets. Over the period from June 14, 2011 to August 31, 2015, there was no correlation between the trading price of the Shares and the Company’s compensation to the NEOs, except to the extent that the value of the Options held by such NEOs have experienced a decrease in value as a result of the decrease in the trading price of the Shares. Compensation plans are working as expected as shown in the “Executive Compensation - Summary Compensation Table”, indicated by the differentiation in payouts based on achievement of targets.

2015 FORM-20F	Page | 39

Incentive Plan Awards

Stock Option Plan

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

The maximum number of Shares that may be reserved for issuance at any time for the exercise of Options under the Option Plan is 3,000,000 Shares (representing 1.07% of the total number of Shares issued and outstanding), subject to an increase to 18,300,000 shares if the option plan resolution is approved by the shareholders at the annual general and special meeting currently scheduled for January 13, 2016. As of August 31, 2015, 2,829,000 Options (representing 94.30% of the number of Options that are reserved for issuance under the Option Plan or 1.01% of the total number of Shares issued and outstanding), including 600,000 tandem Options/RSUs, have been granted and are outstanding under the Option Plan. Therefore, there are currently 171,000 Options (representing 0.06% of the total number of Shares issued and outstanding) available to be granted under the Option Plan. Upon approval of the Option Plan Resolution, there will be 15,471,000 Options (representing 5.50% of the total number of Shares issued and outstanding) available to be granted under the Option Plan, which number does not include the 600,000 tandem Option/RSUs.

All Options will have a fixed exercise price, which shall not be less than the fair market value at the date of grant, being the volume-weighted average closing price of the applicable Shares on the TSX for the five trading days in which the Shares have actually traded immediately preceding such date, or if the Shares are not listed and posted for trading on any stock exchange, the fair market value of the Shares as determined by the Board in its sole discretion (“Fair Market Value”). At the election of a Participant, in lieu of exercising an Option a Participant may instead choose to surrender such Option, in whole or in part, in consideration of (a) Shares, the number of which is determined by dividing: (i) the difference between the Fair Market Value of the Shares subject to the Option on the date of exercise and the exercise price for such Option (the “Option Value”) by (ii) the Fair Market Value of the Shares subject to the Option on the date of exercise, or (b) cash, equal to the Option Value, subject to the consent of Postmedia. The term of any Option shall expire on the tenth anniversary of the date of grant, unless otherwise specified by the Plan Administrator at the time of grant, subject to extension of up to ten business days in the event the expiration of an Option would otherwise occur during or within two business days after the end of a Blackout Period (as defined in the Option Plan). Options (including the rights attached thereto) are non-assignable and non-transferable except through devolution by death. The terms and conditions of Options granted under the Option Plan are subject to adjustments in certain circumstances, at the discretion of the Plan Administrator.

The Option Plan limits insider participation such that: (a) the number of Shares issuable pursuant to the exercise of Options granted to insiders (as such term is used in the TSX Company Manual) of Postmedia under the Option Plan, together with the number of securities issuable to insiders under Postmedia’s other security-based compensation arrangements (as such term is used in the TSX Company Manual), at any time, must not exceed 10% of Postmedia’s issued and outstanding Shares; and (b) the number of Shares issued to insiders of Postmedia within any one year period pursuant to the exercise of Options, together with the number of securities issued to insiders pursuant to all of Postmedia’s other security-based compensation arrangements, shall not exceed 10% of Postmedia’s issued and outstanding Shares.

2015 FORM-20F	Page | 40

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

2015 FORM-20F	Page | 41

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

Restricted Share Unit Plan

The restricted share unit plan (the “RSU Plan”) provides for the grant of the right to acquire fully paid and non-assessable Shares (“RSUs”), as applicable, in accordance with the terms of the RSU Plan to Participants, being current part-time or full-time officers, employees or consultants of Postmedia or certain related entities. The maximum aggregate number of Shares issuable under the RSU Plan shall not exceed 600,000 Shares, subject to an increase to 4,600,000 Shares if the RSU Plan resolution is approved by the Shareholders at the annual general and special meeting currently scheduled for January 13, 2016. Effective July 13, 2010, Postmedia granted 600,000 RSUs (representing 100% of the number of RSUs that are reserved for issuance, or 0.21% of the total number of Shares issued and outstanding. to Mr. Godfrey as part of the tandem Options/RSUs (“Tandem Award”) described under “Employment Agreements” and, as a result, there are currently no RSUs available to be granted under the RSU Plan. Upon approval of the RSU Plan Resolution, there will be 4,000,000 RSUs (representing 1.42% of the total number of Shares issued and outstanding) available to be granted under the RSU Plan.

The RSU Plan is administered by the Board. In administering the RSU Plan, the Board may determine, among other things, Participants to whom RSUs are granted and the amounts, terms and vesting dates of RSUs. As a result of adjustments to the RSU Plan which were adopted by the Board in Fiscal 2015, RSUs which are subject to performance conditions, otherwise known as PSUs, may be granted under the RSU Plan. Each RSU will be settled for one Share, without payment of additional consideration, after such RSU has vested; however, at any time, a Participant may request in writing, upon exercising vested RSUs, subject to the consent of Postmedia, that Postmedia pay an amount in cash equal to the aggregate current Fair Market Value of the Shares on the date of such exercise in consideration for the surrender by the Participant to Postmedia of the rights to receive Shares under such RSUs. The Board may in its sole discretion accelerate the vesting date for all or any RSUs for any Participant at any time and from time to time. RSUs are non-transferable. The terms and conditions of RSUs granted under the RSU Plan will be subject to adjustments in certain circumstances, in the discretion of the Board.

2015 FORM-20F	Page | 42

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

2015 FORM-20F	Page | 43

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

2015 FORM-20F	Page | 44

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth information related to Options held by the NEOs as at August 31, 2015:

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS(1) (#)	OPTION EXERCISE PRICE ($)	CLASS OF SHARES UNDERLYING THE OPTIONS GRANTED(2)	OPTION EXPIRY DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(3) ($)	NUMBER OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED ($)
Paul Godfrey(4)	400,000	9.85	Voting Shares	July 13, 2020	—	—	—
	200,000	2.02	Variable Voting Shares	October 24, 2023	—	—	—
	150,000	1.90	Variable Voting Shares	October 24, 2024	—	—	—
Douglas Lamb	200,000	9.85	Voting Shares	July 13, 2020	—	—	—
	65,000	2.02	Variable Voting Shares	October 24, 2023	—	—	—
	50,000	1.90	Variable Voting Shares	October 24, 2024	—	—	—
Wayne Parrish(5)	200,000	6.53	Voting Shares	January 26, 2022	—	—	—
	65,000	2.02	Variable Voting Shares	October 24, 2023	—	—	—
	50,000	1.90	Variable Voting Shares	October 24, 2024	—	—	—
Andrew MacLeod	50,000	1.90	Variable Voting Shares	October 24, 2024	—	—	—
Gordon Fisher	200,000	9.85	Voting Shares	July 13, 2020	—		—
	15,000	2.02	Variable Voting Shares	October 24, 2023	—	—	—
	15,000	1.90	Variable Voting Shares	October 24, 2024	—	—	—
Jeffrey Haar	50,000	5.68	Variable Voting Shares	January 26, 2022	—	—	—
	40,000	2.02	Variable Voting Shares	October 24, 2023	—	—	—
	30,000	1.90	Variable Voting Shares	October 24, 2024	—	—	—

Notes:

(1)	Includes both vested and unvested Options.
(2)	The class of Shares underlying the Options is determined at the discretion of the Board. Since October 2013, the class of Shares underlying the Options has been Variable Voting Shares.
(3)

This column contains the aggregate value of the in-the-money vested and unvested unexercised Options as of August 31, 2015, computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding August 31, 2015, of $0.42 for the Voting Shares and $0.61 for the Variable Voting Shares. The Options have not been and may never be exercised and the actual gain, if any, on exercise will depend on the value of the Voting Shares or Variable Voting Shares on the date of such exercise.

(4)	Does not include Mr. Godfrey’s Tandem Award. For more information on the Tandem Award, see “Employment Agreements”.
(5)

Mr. Parrish’s employment with the Corporation ended July 6, 2015 at which time 119,000 Options were forfeited in accordance with the terms of the Option Plan. The remaining 196,000 Options were cancelled on October 4, 2015.

2015 FORM-20F	Page | 45

Value Vested or Earned During the Year

The following table summarizes the value of (a) option-based awards that would have been realized by each NEO during Fiscal 2015 if the option-based awards that vested in Fiscal 2015 had been exercised on their vesting date and (b) share-based awards realized by each NEO upon vesting during Fiscal 2015:

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1) ($)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR ($)
Paul Godfrey	—	—	118,750
Douglas Lamb	—	—	—
Wayne Parrish(2)	—	—	—
Andrew MacLeod	—	—	—
Gordon Fisher	—	—	—
Jeffrey Haar	—	—	—

Notes:

(1)

For Messrs. Godfrey, Lamb and Fisher the value of the Options granted which vested in Fiscal 2015 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting dates of January 28, 2015 of $1.90 and February 24, 2015 of $1.39 for the Variable Voting Shares. For Messrs. Parrish and Haar the value of the Options granted which vested in Fiscal 2015 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of January 26, 2015 of $2.15 for the Voting Shares and the vesting dates of January 28, 2015 of $1.90 and February 24, 2015 of $1.39 for the Variable Voting Shares. For Mr. MacLeod the value of the Options granted which vested in Fiscal 2015 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of January 28, 2015 of $1.90 for the Variable Voting Shares. None of the Options issued to the NEOs were in-the-money on the vesting dates during Fiscal 2015 as the exercise price was in excess of the value of a Voting Share and Variable Voting Share. The Options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Voting Shares and Variable Voting Shares on the date of such exercise.

(2)

Mr. Parrish’s employment with the Corporation ended July 6, 2015 at which time 119,000 Options were forfeited in accordance with the terms of the Option Plan. The remaining 196,000 Options were cancelled on October 4, 2015.

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

Under the terms of the ESPP, eligible employees of the Corporation who elect to participate shall contribute at least 1% of their annual base salary (excluding bonus, commission and overtime pay), up to a maximum on an annual basis equal to the lesser of (i) 5% of the employee’s annual base salary (excluding bonus, commission and overtime pay) or (ii) $8,000. The Corporation will match all contributions made by the employee by either contributing cash to be used by the administrative agent of the ESPP to purchase Shares on behalf of the employee or issuing Shares from treasury, in each case having a value equal to 25% of an employee’s contribution up to an annual maximum of $2,000 per employee. The Shares issued by, or purchased with contributions from, the Corporation will be issued to the employee within, or be subject to a vesting period of, 12 to 18 months following the employee contribution, respectively. The Corporation may also make additional contributions for any employee or group of employees at the Board’s discretion.

2015 FORM-20F	Page | 46

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

Employees may withdraw their Shares that are subject to the ESPP, subject to certain employer contribution vesting provisions. An employee’s participation in the ESPP terminates if he or she becomes disabled, retires, dies, or is no longer eligible for the ESPP or the ESPP is terminated. On such terminations, all Shares (both vested and unvested) of the employee subject to the ESPP may be transferred as directed by the employee or sold. An employee’s participation in the ESPP also terminates if he or she is placed on layoff and all recall rights have been exhausted, or his or her employment is terminated. On such terminations, or if the employee terminates his or her participation in the ESPP, only those vested Shares of the employee subject to the ESPP may be transferred as directed by the employee or sold (and the employee will not be entitled to receive the unvested Shares). The right to participate in the ESPP may not be assigned or transferred.

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

The Board reserves the right at any time, subject to any regulatory or stock exchange approval that may be required, to amend the ESPP without prior notice to or approval by Shareholders provided, however, that no amendment or modification shall adversely affect the rights and interests of a participant’s Shares allocated to his or her account under the ESPP prior to the date of such amendment. Examples of circumstances where the Board may make amendments without Shareholder approval include, without limitation, amendments that would: (a) make housekeeping or clerical changes; (b) clarify any provision in the ESPP; (c) ensure compliance with applicable laws, regulations or policies of any governmental authority or relevant stock exchange; (d) change the class of participants eligible to participate in the ESPP; and (e) change the terms and conditions of any financial assistance which may be provided by the Corporation to the participants to facilitate the purchase of Shares under the ESPP, or adding or removing any provisions providing for such financial assistance. No amendment to the ESPP requiring the approval of the Shareholders of the Corporation under any applicable securities laws or requirements (including without limitation the TSX rules and policies) shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of Shareholders shall be required for: (a) any amendment to the provisions of the amendment provision of the ESPP; (b) a reduction in the price at which Shares are issued under the ESPP that benefits an insider of the Corporation; (c) any amendment to remove or to exceed the insider participation limit; and (d) any increase in the maximum number of Shares issuable under the ESPP.

2015 FORM-20F	Page | 47

Employment Agreements

The following table summarizes key details of the employment agreement for the CEO:

NAME	Paul Godfrey

EFFECTIVE DATE	On July 13, 2010, Mr. Godfrey entered into an employment agreement with Postmedia Network Inc. with an expiry date of August 31, 2014, the term of which agreement was extended as of June 7, 2013 to December 31, 2016 and was further extended as of May 15, 2015 to December 31, 2018.

ANNUAL BASE SALARY ($)	950,000

INCENTIVE COMPENSATION (ANNUAL CASH BONUS)	The employment agreement for Mr. Godfrey provides him with an annual cash incentive target opportunity of 100% of his base salary, based on full achievement of the targets (as discussed in “Executive Compensation – Annual Short-Term Incentive Plan”) as fixed by the Board of Directors, with enhanced eligibility for up to an additional 50% of Mr. Godfrey’s base salary, based on exceeding the financial target fixed by the Board of Directors.

EMPLOYEE BENEFITS AND PERQUISITES	Mr. Godfrey is entitled to receive various employee benefits and perquisites.

EQUITY OWNERSHIP AND SHARE-BASED AWARDS	Pursuant to the terms of the employment agreement, Mr. Godfrey subscribed for $1,000,000 of Voting Shares at a price of $9.26 per share (which Shares are currently held in a trust for the benefit of certain members of Mr. Godfrey’s family). In addition, Mr. Godfrey received Options to acquire 400,000 Voting Shares exercisable at a price of $9.85 per share and a grant of an additional 600,000 tandem Options/RSUs. These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. Upon the exercise of an Option, Mr. Godfrey will, upon payment of the exercise price, receive one Share in accordance with the terms of the Option Plan. Upon exercise of an RSU, Mr. Godfrey will receive one Share without payment of additional consideration, however Mr. Godfrey may request in writing upon exercising his vested RSUs, subject to the consent of Postmedia, to receive the Fair Market Value of the Shares in cash in accordance with the terms of the RSU Plan. In no event will Mr. Godfrey receive more than 600,000 share entitlements (either in the form of Shares or the value of a Share, as applicable) in respect of the Tandem Award. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of the employment agreement.

PENSION	Mr. Godfrey is not eligible for any pension and/or post-retirement income from Postmedia Network Inc.

TERMINATION OF EMPLOYMENT WITHOUT CAUSE	The employment agreement provides that if Mr. Godfrey’s position is terminated without cause by Postmedia Network Inc. or by Mr. Godfrey for “good reason”, Mr. Godfrey will be paid an amount equal to the base salary that would have been payable to him until the expiry of the term of his employment agreement as if it had not been terminated. Mr. Godfrey’s termination clause also provides for an amount equal to the average of annual cash incentive bonuses paid to Mr. Godfrey for each fiscal year during which Mr. Godfrey was employed with Postmedia Network Inc. prorated for any partial year to the expiry of the term, together with continuation of benefits, perquisites and allowances to which Mr. Godfrey was entitled at the date of termination for the same period.

TERMINATION OF EMPLOYMENT BY REASON OF INCAPACITY	In the event of a termination of Mr. Godfrey’s employment by reason of incapacity, Mr. Godfrey is entitled to the base salary, benefits and perquisites and allowances to which he was entitled at the date of termination to the end of the term.

NON-COMPETE OR NON-SOLICITATION	Mr. Godfrey’s employment agreement also includes non-competition and non-solicitation covenants effective during the term of employment and post-termination (until the later of 12 months following termination and the entirety of the term of the agreement) in favour of Postmedia Network Inc.

OTHER TERMS	The agreement provides that Mr. Godfrey’s position is intended to be full-time and exclusive, subject only to the reasonable fulfillment of his responsibilities in connection with his other positions as approved by Postmedia Network Inc. from time to time.

2015 FORM-20F	Page | 48

The following table summarizes key details of the employment agreements for each of the NEOs:

NAME OF NEO	DOUGLAS LAMB	WAYNE PARRISH	ANDREW MACLEOD	GORDON FISHER	JEFFREY HAAR

EFFECTIVE DATE OF EMPLOYMENT WITH POSTMEDIA NETWORK INC.	July 13,2010	July 20, 2010 (1)	July 7, 2014	July 13, 2010	January 12, 2012

ANNUAL BASE SALARY ($)	450,000	475,000	425,000	400,000	300,000

INCENTIVE COMPENSATION (ANNUAL CASH BONUS)	The employment agreements for the NEOs provide them with an annual cash incentive target opportunity of 50% of base salary, based on full achievement of the targets (as discussed in “Executive Compensation – Annual Short-Term Incentive Plan”) as fixed by the Board of Directors, with enhanced eligibility for up to an additional 50% of the NEOs base salary, based on exceeding the financial target fixed by the Board of Directors.

EMPLOYEE BENEFITS AND PERQUISITES	The NEOs are entitled to receive various employee benefits and perquisites.

EQUITY OWNERSHIP AND SHARE-BASED AWARDS	Messrs. Lamb and Parrish exercised rights to subscribe for $200,000 of Shares and Mr. Fisher exercised his right to subscribe for $500,000 of Shares, each at a price of $9.26 per share. For more information about share-based awards, see “Executive Compensation – Summary Compensation Table”

PENSION	The NEOs participate in, or are in receipt of payments from, the Corporation’s Pension Plans. For more information about the NEOs participation in the Corporation’s Pension Plans, see “Executive Compensation – Pension Plans”

TERMINATION OF EMPLOYMENT WITHOUT CAUSE

The NEO will be paid a lump sum severance payment equivalent to two times base salary, average annual bonus(2) and car allowance. The minimum payment under the agreement is $1,378,800.

The NEO will also be granted these benefits in the event of: (a) termination due to change of control; or (b) resignation by the NEO due to change of control.

		The NEO was paid a lump sum severance payment equivalent to two times base salary, average annual bonus(2) and car allowance.	For each full year of service completed, the NEO will be paid a lump sum severance payment equivalent to: (a) one month’s base salary; and (b) one month’s average annual bonus(2) for a minimum of 12 months up to a maximum of 24 months.	The NEO will be paid a lump sum severance payment equivalent to a maximum of 24 months’ salary and a maximum of 24 months’ average annual bonus(2).	For each full year of service completed, the NEO will be paid a lump sum severance payment equivalent to: (a) one month’s base salary; and (b) one month’s average annual bonus(2) for a minimum of 18 months up to a maximum of 24 months.

CONTINUATION OF BENEFITS	The NEO will continue to receive benefits for a period of 18 months.	The NEO received benefits for a period of up to 24 months.	The NEO will continue to receive benefits for a minimum period of 12 months up to a maximum of 24 months.	Not Applicable	Mr. Haar will continue to receive benefits for a period of 18 months.

TERMINATION OF EMPLOYMENT BY REASON OF INCAPACITY	None of the NEOs are entitled to receive benefits in the event of termination of employment by reason of incapacity.

NON-COMPETE OR NON-SOLICIATION	The employment agreements for the NEOs include non-competition and non-solicitation clauses in favour of Postmedia Network Inc. The non-competition clause is in effect for a period of six months following termination and the non-solicitation clause is in effect for a period of 12 months following termination.(3)

Notes:

(1)	Mr. Parrish entered into a consulting agreement with Postmedia Network Inc. on July 20, 2010 and subsequently became an employee. His employment with the Corporation ended July 6, 2015.

2015 FORM-20F	Page | 49

(2)	The average annual bonus will be calculated based on what was paid, or payable, for the last two fiscal years.
(3)	Mr. MacLeod’s non-competition and non-solicitation clauses are in effect for 12 months following the date of the termination.

Termination and Change of Control Benefits

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause and termination due to incapacity. The payments are calculated as at August 31, 2015. For more information, see “Executive Compensation – Employment Agreements”:

NAME	COMPENSATION COMPONENT	ESTIMATED INCREMENTAL PAYMENTS FOR TERMINATION WITHOUT CAUSE ($)	ESTIMATED INCREMENTAL PAYMENTS DUE TO INCAPACITY ($)
Paul Godfrey(1)	Base Salary	3,166,667	3,166,667
	STIP	803,068	—
	Unvested Options	—	—
	Continuation of Benefits	722,427	722,427

	Total	4,692,162	3,889,094

Douglas Lamb(2)	Base Salary	1,378,800	—
	Unvested Options	—	—
	Continuation of Benefits	12,035	—

	Total	1,390,835	—

Wayne Parrish(3)	Base Salary	950,000	—
	Car Allowance	28,800	—
	STIP	65,906	—
	Unvested Options	—	—
	Continuation of Benefits	16,046	—

	Total	1,060,752	—

Andrew MacLeod(4)	Base Salary	425,000	—
	STIP	53,125	—
	Unvested Options	—	—
	Continuation of Benefits	5,802	—

	Total	483,927	—

Gordon Fisher(4)	Base Salary	800,000	—
	STIP	—	—
	Unvested Options	—	—

	Total	800,000	—

Jeffrey Haar(4)	Base Salary	450,000	—
	STIP	—	—
	Unvested Options	—	—
	Continuation of Benefits	12,035	—

	Total	462,035	—

Notes:

(1)

In the event of the resignation by Mr. Godfrey of his employment due to “good reason” (as defined in his employment contract), Mr. Godfrey will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described in the table above. Mr. Godfrey will not be entitled to any additional Options or RSUs after his termination date, but all existing Options and his Tandem Award will continue to vest in accordance with the provisions of the relevant plan. If Mr. Godfrey’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Variable Voting Share of $0.61.

(2)

In the event of the resignation by Mr. Lamb of his employment due to a change in control (as defined in his employment contract), Mr. Lamb will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described in the table above. If Mr. Lamb’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Variable Voting Share of $0.61.

(3)

Mr. Parrish’s employment with the Corporation ended July 6, 2015 and as a result these amounts represent actual payments excluding Mr. Parrish’s continuation of benefits which will end on July 6, 2017.

(4)

If any of Messrs. MacLeod’s, Fisher’s or Haar’s employment contracts are terminated due to incapacity, their respective unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Variable Voting Share of $0.61.

2015 FORM-20F	Page | 50

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

Director Compensation

Annual Fees

The compensation of any director of Postmedia (other than any members of management who receive no compensation for serving on the Board) has been structured so that a minimum of one-half of such compensation is equity-based. Annual fees for directors are paid 50% (or at the election of a particular director, a greater percentage) in the form of a grant of DSUs (as defined below) and the balance in cash.

The following table sets out the annual fees payable to Directors of the Corporation for Fiscal 2015:

BOARD OR COMMITTEE	ANNUAL CASH RETAINER ($)
Board of Directors (Chair)	270,000
Board of Directors (Member)	120,000
Audit Committee (Chair)	170,000
Compensation and Pension Committee (Chair)	170,000
Corporate Governance & Nominating Committee (Chair)	150,000
Digital Oversight Committee (Chair)	150,000
Committee Membership (per committee, excluding chair positions)	10,000

Directors do not receive a fee for each meeting attended unless it is determined by the Board that an extraordinary number of meetings are being held.

Ms. Burke and Messrs. Savage, Shapiro, Sharpe and Steacy who were appointed prior to, or within 90 days following, July 13, 2010, and Mr. Dow (the “Initial Directors”), each received one year’s additional remuneration in the form of DSUs, which vested in three equal installments over three years, in advance of each such year, and were subject to a performance threshold based on Postmedia achieving an EBITDA (as that term is defined in the applicable Board resolution) of $220.0 million in any one fiscal year. On January 11, 2012, the threshold was adjusted to $201.8 million to reflect the impact of the divestiture of the Victoria Times Colonist, Lower Mainland Publishing Group and Vancouver Island Newspaper Group on Postmedia’s consolidated operating income before amortization, depreciation, impairment and restructuring. On November 18, 2015, the threshold was further adjusted to $254.8 million to reflect the impact of the Sun Acquisition on Postmedia’s consolidated operating income before amortization, depreciation, impairment and restructuring. The performance threshold has not been met as of August 31, 2015.

2015 FORM-20F	Page | 51

DSUs totaling 1,373,650 are outstanding and fully vested as at August 31, 2015 under the DSU Plan (as defined herein), with the Value of a Share (as defined in the DSU Plan) used to determine the number of DSUs granted. “Value of a Share” means the five-day weighted average closing price of the Voting Shares or Variable Voting Shares, as applicable for the five trading days in which the applicable Shares have actually traded, or, if the applicable Shares are not trading on the TSX, on the relevant day, the Value of a Share on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board; however, in the event that the applicable Shares are not listed and posted for trading on any stock exchange, the value of a Share shall be the Fair Market Value thereof. During Fiscal 2015, the Corporation paid $743,000 in cash payments to its directors and issued 980,474 DSUs (including 198,842 DSUs related to the six months ended August 31, 2014, which could not be issued during Fiscal 2014 due to a special blackout period), but which were subsequently issued in Fiscal 2015 upon lift of such special blackout period in accordance with the DSU plan as compensation (as described in the “Director Compensation Table” below) to its directors.

Director Compensation Table

The following table describes the compensation that was paid by the Corporation to its non-executive directors during the year ended August 31, 2015. Mr. Godfrey does not receive any compensation for serving as a director of the Corporation. His compensation for serving as CEO is included under the “Summary Compensation Table”. The total compensation received by the Corporation’s non-employee directors in Fiscal 2015 was $1.5 million:

NAME	FEES EARNED ($)	FEES GRANTED IN DSUs ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Rod Phillips	135,000	135,000	—	270,000
Charlotte Burke	63,000	77,000	—	140,000
Hugh F. Dow	70,000	70,000	—	140,000
Martin Nisenholtz	80,000	80,000	—	160,000
Jane Peverett	70,000	70,000	—	140,000
Graham Savage	90,000	90,000	—	180,000
Steven Shapiro	65,000	65,000	—	130,000
Peter Sharpe	80,000	80,000	—	160,000
Robert Steacy	90,000	90,000	—	180,000

Total	743,000	757,000	—	1,500,000

Deferred Share Unit Plan

Postmedia has adopted the deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors. Under the DSU Plan, except as otherwise specified by the Board, non-employee directors of Postmedia are required to elect to receive a minimum of 50%, and may elect to receive up to 100%, of their annual fees satisfied in the form of deferred share units (“DSUs”), and may receive additional grants of DSUs under the DSU Plan from time to time in accordance with the terms of the DSU Plan. The number of DSUs to be credited to a director will be calculated on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the Value of a Share (as defined in the DSU Plan) on such date. The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by Postmedia) DSUs will be paid out in cash. The DSUs are generally non-transferrable. Whenever cash dividends or distributions are paid on the Shares, additional DSUs will be credited to directors. The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

2015 FORM-20F	Page | 52

The table below sets forth information related to DSUs held by Postmedia’s directors as at August 31, 2015, based on the year of grant:

DIRECTOR	VESTING CONDITIONS(1)	NUMBER OF DSUS GRANTED AND VESTED DURING THE YEAR(2) (#)	VALUE OF DSUS VESTED DURING THE YEAR(3) ($)	NUMBER OF DSUS GRANTED AND VESTED AS OF THE END OF THE YEAR (#)	VALUE OF DSUS VESTED AS OF THE END OF THE YEAR(3) ($)
Rod Phillips	No criteria Performance	174,920 —	106,701 —	179,353 —	109,405 —
Charlotte Burke	No criteria Performance	99,400 —	60,634 —	139,387 14,213	80,975 5,969
Hugh F. Dow	No criteria Performance	90,699	55,326 —	129,303 14,213	74.824 5,969
Martin Nisenholtz	No criteria Performance	103,656 —	63,230 —	106,283 —	64,833 —
Jane Peverett	No criteria Performance	90,699 —	55,326 —	107,983 —	65,870 —
Graham Savage	No criteria Performance	116,612 —	71,133 —	166,246 18,274	96,202 7,675
Steven Shapiro	No criteria Performance	84,220 —	51,374 —	127,504 13,198	72,603 5,543
Peter Sharpe	No criteria Performance	103,656 —	63,230 —	156,929 16,244	89,358 6,822
Robert Steacy	No criteria Performance	116,612 —	71,133 —	166,246 18,274	96,202 7,675

Total – No criteria		980,474	598,087	1,279,234	750,272

Total – Subject to Performance Criteria		—	—	94,416	39,653

Total Outstanding		980,474	598,087	1,373,650	789,925

Notes:

(1)

Certain of the DSUs noted in this column as “Performance”, are subject to performance criteria requiring Postmedia to achieve a specified EBITDA threshold as defined in “Director Compensation – Annual Fees”. As noted earlier, the performance threshold has not been met as of August 31, 2015.

(2)

In Fiscal 2015, 980,474 DSUs were issued which represent 781,632 DSUs ($757,000 of fees) earned in Fiscal 2015 and 198,842 DSUs ($377,800 of fees) earned in the six months ended August 31, 2014. The DSUs related to Fiscal 2014 were issued in Fiscal 2015 due to a special Blackout Period which prevented their issuance in Fiscal 2014. The special Blackout Period lifted in Fiscal 2015 and the aforementioned DSUs were issued in accordance with the DSU Plan.

(3)

The value of the DSUs vested during the year and as of the end of the year, are computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2015 of $0.42 for the Voting Shares and $0.61 for the Variable Voting Shares.

2015 FORM-20F	Page | 53

Securities Authorized for Issuance under Equity Compensation Plans

The Option Plan, RSU Plan and ESPP Plan were not approved by Shareholders as they were each adopted by the Corporation prior to being listed on the TSX. The following table provides a summary of securities issued and issuable under all equity compensation plans of Postmedia as at August 31, 2015:

EQUITY COMPENSATION PLAN	NUMBER OF SHARES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS (#)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS ($)	NUMBER OF SHARES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (#)
Option Plan (1)	2,829,000(1)	5.44	171,000(2)
RSU Plan (1)	600,000(1)	—	—
ESPP Plan (1)	—	—	800,000(3)

Notes:

(1)

These amounts include 600,000 of tandem Options/RSUs issued to Mr. Godfrey. In the event that he exercises the Options, the corresponding number of RSUs will be automatically forfeited for no consideration. In the event that he exercises the RSUs, the corresponding number of Options will be automatically forfeited for no consideration.

(2)	This amount is based on there being a maximum of 3,000,000 Shares authorized for issuance under the Option Plan.
(3)	The maximum number of Shares that may be issued from treasury under the ESPP is 800,000 Shares. As of the date hereof, no Shares have been issued in respect of the ESPP.

C.	Board Practices.

Postmedia is required to have a minimum of three directors and a maximum of 15 directors. In Fiscal 2015, the Board was composed of ten directors, which number will be increased to eleven in the event that all nominees are elected at the annual general and special meeting currently scheduled for January 13, 2016.

The Board has adopted a majority voting policy in director elections that will apply at any meeting of Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chair of the Board promptly following the applicable Shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominating Committee will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable Shareholders’ meeting, the Board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable, provided that the Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. The Corporation will be required to issue a news release with the Board’s decisions and, if the Board determines not to accept a resignation, the news release will be required to state the reasons for that decision. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered. A copy of the majority voting policy may be found on the Postmedia website at www.postmedia.com.

2015 FORM-20F	Page | 54

The following table identifies the name and residence of the persons proposed to be nominated for election by Shareholders as directors, their current positions with Postmedia, the date on which they first became a director of Postmedia and their principal occupations.

NAME AND RESIDENCE	POSITION WITH POSTMEDIA	DIRECTOR SINCE	PRINCIPAL OCCUPATION IF DIFFERENT FROM POSITION HELD WITH POSTMEDIA
Rod Phillips(1) Toronto, Ontario, Canada	Director and Chair of the Board of Directors	February 5, 2014	Corporate Director

Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	April 26, 2010

Charlotte Burke(1)(2)(5) Toronto, Ontario, Canada	Director	September 20, 2010	Corporate Director

Stephanie Coyles(1) Toronto, Ontario, Canada	New Nominee	—	Strategy Consultant

Wendy Henkelman(1) Calgary, Alberta, Canada	New Nominee	—	Corporate Director

Mitch Joel(1) Montreal, Quebec, Canada	New Nominee	—	President, Mirum Inc.

Ted Lodge Lafayette Hill, Pennsylvania, U.S.A	New Nominee	—	Partner of GoldenTree Asset Management LP

Martin Nisenholtz(1)(3)(5) Brookline, Massachusetts, U.S.A	Director	February 5, 2014	Professor of the Practice of Digital Communications at Boston University

Graham Savage(1)(2)(3) Toronto, Ontario, Canada	Director	July 12, 2010	Corporate Director

Peter Sharpe(1)(3)(4) Toronto, Ontario, Canada	Director	June 17, 2010	Corporate Director

Robert Steacy(1)(2)(3) Toronto, Ontario, Canada	Director	July 14, 2010	Corporate Director

Notes:

(1)	Independent member of the Board.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation and Pension Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Member of the Digital Oversight Committee.

Seven of the nominees are currently directors of Postmedia and had been elected for a term ending on the date of the annual general and special meeting currently scheduled for January 13, 2016. Three of our current directors, Mr. Dow, Ms. Peverett and Mr. Shapiro will not be standing for re-election. The other four nominees, Stephanie Coyles, Wendy Henkelman, Mitch Joel and Ted Lodge, are being nominated as directors of Postmedia for the first time. Each director elected at the annual general and special meeting currently scheduled for January 13, 2016 will hold office for a term expiring at the close of the next annual meeting of Shareholders, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause.It is not expected that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director but should that occur prior to the election, the persons named in the form of proxy or voting instruction form reserve the right to vote for another nominee in their discretion, unless the Shareholder has specified that his or her Shares be withheld from voting on the election of directors.

None of the directors listed above are party to a service contract with the Corporation providing for benefits upon termination of employment.

2015 FORM-20F	Page | 55

Details relating to the Corporation’s Audit Committee

Composition of the Audit Committee

The members of the Corporation’s Audit Committee are:

Robert Steacy (Chair)	Independent(1)	Financially literate(2)
Charlotte Burke	Independent(1)	Financially literate(2)
Jane Peverett	Independent(1)	Financially literate(2)
Graham Savage	Independent(1)	Financially literate(2)

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

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities as a member of the Audit Committee are set forth below:

•

Robert Steacy (Chair) – Prior to his retirement in 2005, Mr. Steacy was the Executive Vice President and Chief Financial Officer of Torstar Corporation and had been its Senior Financial Officer for 16 years. In that capacity, he was responsible for overseeing all financial functions of that corporation (including all financial reporting, budgeting, tax, treasury functions and internal audit). Mr. Steacy has been a Chartered Professional Accountant since 1976 (Institute of Chartered Professional Accountants of Ontario) and currently sits on the board of directors of Cineplex Inc. and is the Chairman of the Board of Domtar Corporation. He also currently serves as chair of the audit committee for Cineplex Inc. Mr. Steacy has previously served as chair of the audit committees for each of Domtar Inc. and Somerset Entertainment Income Fund and sat on the Audit Committee of Canadian Imperial Bank of Commerce and Alliance Atlantis Communications Inc. He earned his B. Comm from Queens University in 1973.

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

2015 FORM-20F	Page | 56

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

Please see “Item 16.C Principal Accountant Fees and Services” for the fees billed by the Corporation’s external auditors for Fiscal 2015 and Fiscal 2014 for audit, non-audit related services and tax services provided to the Corporation.

2015 FORM-20F	Page | 57

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

The Audit Committee oversees an employee complaint procedure, pursuant to which our directors, officers and employees and those of our subsidiaries will be encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. Confidential complaint procedures have been established through a whistleblower hotline to facilitate the submission of complaints relating to any questionable accounting, internal accounting controls or auditing matters.

The Audit Committee charter provides that the Audit Committee is to meet at least quarterly and is to meet separately with senior management periodically, and with the independent auditor as appropriate. The Audit Committee will also meet in camera at each of its regularly scheduled meetings. The Chair of the Audit Committee or the Board will determine whether it is necessary for the Audit Committee to meet in camera after any of its non-regularly scheduled meetings.

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

Role of the Compensation and Pension Committee

The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Nisenholtz, Sharpe and Steacy, all of whom are independent. The Compensation and Pension Committee is composed entirely of independent directors. Members of the Compensation and Pension Committee have gained relevant skills and experience with respect to their responsibilities for executive compensation through holding a variety of senior executive management roles, including, for certain members, as chief executive officer of a business with the Human Resources and Finance functions reporting directly to them. In connection with their past roles, most Compensation and Pension Committee members have managed and implemented a variety of compensation policies and programs. The Compensation and Pension Committee regularly reports to the Board in carrying out its responsibilities and duties relating to compensation matters of the Corporation. The Compensation and Pension Committee regularly holds in camera sessions exclusive of management and executive directors and consults with independent advisors in respect of compensation matters (for more information about the Corporation’s independent advisor, see “Role of the Independent Consultant”).

The Compensation and Pension Committee, through meetings, presentations and reports, understands the key drivers and issues affecting the Corporation and regularly meets with senior management.

Consistent with the Compensation and Pension Committee’s charter and based on input from management and the Compensation and Pension Committee’s independent advisor, the Compensation and Pension Committee reviews executive compensation and awards for each of the NEOs.

2015 FORM-20F	Page | 58

As part of the executive compensation review, the Compensation and Pension Committee makes recommendations to the Board on compensation levels and incentive plan awards for each of the NEOs based on the guiding principles described below, with particular reference to performance measures. The following outlines the principal responsibilities of the Compensation and Pension Committee with respect to compensation matters:

•

reviews and makes recommendations to the Board in consultation with the CEO at least annually, with respect to the long-term goals and objectives of the Corporation which are relevant to the CEO’s compensation, evaluates the CEO’s performance in light of those goals and objectives, determines and recommends to the independent directors, for approval, the CEO’s compensation based on that evaluation, and reports to the Board thereon. In determining the CEO’s compensation, the Compensation and Pension Committee considers the Corporation’s performance, the value of similar incentive awards to chief executive officers at comparable companies, the CEO’s existing employment contract and the awards given to the CEO in past years, with a view to maintaining a compensation program for the CEO at a competitive level consistent with the best interests of the Corporation;

•

reviews and makes recommendations to the Board at least annually (and upon appointment), in consultation with the CEO, with respect to the compensation of those members of senior management that report directly to the CEO (including incentive-compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements, and change in control arrangements or provisions, and any special or supplemental benefits), with a view to maintaining a compensation program for senior management at a competitive level, consistent with the best interests of the Corporation;

•	reviews all executive compensation packages with annual cash compensation in excess of $300,000;

•

reviews and makes recommendations to the Board on incentive compensation program design and efficacy (including short term and long-term incentive plans), and equity-based compensation programs for the Corporation’s directors, officers and employees, including share ownership guidelines;

•

reviews and makes recommendations to the Board on awards to employees of stock or Options or other awards pursuant to any of the Corporation’s equity-based plans and exercises such other power and authority as may be permitted or required under those plans;

•	reviews the financial implications of the Corporation’s senior compensation plans, including post-retirement benefits and supplemental employee retirement plan and funding thereof, if any;

•

reviews the potential results of the Corporation’s senior compensation programs under a wide variety of scenarios to ensure that the Compensation and Pension Committee has an understanding of the linkage between Shareholder interests and senior management payouts;

•	reviews and approves annually any adjustments and guidelines made in respect of the Corporation’s compensation plans;

•

reviews and makes recommendations to the Board at least annually with respect to compensation of directors, the Chair and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming;

•

reviews and, as required, makes recommendations to the Board in co-operation with the Corporation’s senior management with respect to the human resources policies and programs which are of strategic significance to the Corporation;

2015 FORM-20F	Page | 59

•	reviews all executive compensation disclosure prior to public disclosure by the Corporation; and

•

reviews and makes recommendations during periodic reviews with the Board with respect to the succession plans relating to the position of the CEO and other senior positions with respect to the selection of individuals to occupy these positions;

With respect to the Corporation’s Pension Plans, the Compensation and Pension Committee’s principal duties are to oversee and monitor the management and overall governance of the pension and retirement plans sponsored and administered by the Corporation.

Risk Mitigation

The Compensation and Pension Committee is aware that compensation programs, policies and practices should not encourage senior executives to take excessive and unnecessary risk, and monitors this on an ongoing basis by reviewing such programs, policies and practices to ensure that executives do not make short-term decisions that could be detrimental to long-term Shareholder returns.

The following measures impose appropriate safeguards to avoid excessive or inappropriate risk-taking:

•

the Compensation and Pension Committee reviews the performance-based compensation for senior executives and in doing so, reviews the compensation mix of base salary, short-term and long-term incentives;

•	the Corporation promotes acceptable risk taking through the use of performance targets for its short-term incentive plan which has predefined payout thresholds;

•	risk is mitigated through the granting of long-term incentives such as Options, RSUs and PSUs that have multi-year vesting provisions; and

•	long-term incentives reward executives for taking a balanced focus on long-term performance and the achievement of long-term goals over a three to ten year period.

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

Hedging Policy

The Corporation has a policy of prohibiting its employees from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange traded funds, that are designed to hedge or offset a decrease in market value of securities of Postmedia held, directly or indirectly, by such employees, including equity securities granted as compensation. Such policy is contained in the Corporation’s Timely Disclosure, Confidentiality and Insider Trading Policy.

2015 FORM-20F	Page | 60

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

The following table sets forth the fees paid to Hugessen in the years ended August 31, 2015 and 2014 pertaining to professional consulting services. Such services included analysis and support in respect of NEO and director compensation, benchmarking, long-term incentive plan design and assistance with an equity plan reserve request.

YEAR	EXECUTIVE COMPENSATION RELATED FEES	ALL OTHER FEES
FISCAL 2015	92,263	—
FISCAL 2014	47,363	—

Executive Compensation Guiding Principles

The newsmedia industry is under significant pressure and the Corporation has been active in substantially transforming its business in response.

The Corporation’s compensation programs must be able to adapt to the changing market environment and continue to be aligned with business results and market best practices. While the Corporation works to significantly transform the business, the compensation programs’ key considerations will be to reward employees only when meaningful results that support the Corporation’s strategic goals and Shareholder interests are achieved.

Within the context of total rewards, the Corporation seeks to maintain an incentive structure that is attractive to new talent, particularly in the digital and sales areas, while at the same time managing costs and focusing on equity-based compensation that does not require large cash outlays.

Accountability for compensation program design and administration of such programs will be held by appropriate internal stakeholders and overseen by the Compensation and Pension Committee with input from external consultants. The Corporation’s approach to compensation for all employees, including the NEOs, is guided by the following principles:

•	assessing the financial reality to support our compensation programs must be aligned and reward when the business is successfully transformed;

•	attracting and retaining the best talent that will transform the Corporation’s business through programs that reflect its values and are considered, but are not dictated by, market practice;

•	managing the costs of incentive programs while maintaining their purpose and benefits;

•	keeping programs simple to communicate to our employees and are transparent to Shareholders; and

•	ensuring good governance by developing compensation programs that do not encourage excessive risk taking.

2015 FORM-20F	Page | 61

Competitive Benchmarking

In July 2013, the Compensation and Pension Committee requested that Hugessen assist the Committee by reviewing the competitiveness of the compensation levels for the NEO’s, using a comparator peer group of publicly listed companies.

The review focused on the total direct compensation (“TDC”) composed of base salary, short-term incentives and long-term incentives received by the NEOs. For benchmarking purposes, Hugessen matched the CEO and CFO positions with the counterparts of the comparator peer group companies. For the other NEO positions, Hugessen matched these positions based on their TDC ranking.

Hugessen assessed the NEOs compensation levels’ competitiveness by using the comparator peer group companies developed and approved by the Compensation and Pension Committee. The following table identifies the four screening criteria used to select the comparator peer group of companies.

COMPARATOR PEER GROUP CRITERIA
Primary Listing	Toronto Stock Exchange
Geographic Location	Headquartered in Canada
Industry Classification	Media
Size/Financial Criteria	Latest total Enterprise Value between approximately $400 million and $2.5 billion.

The screening identified the following ten companies:

•	Aimia Inc.

•	Astral Media Inc.

•	Cineplex Inc.

•	Cogeco Cable Inc.

•	Corus Entertainment Inc.

•	Glacier Media Inc.

•	Mood Media Corporation

•	Torstar Corporation

•	TVA GROUP Inc.

•	Yellow Media Limited

The Compensation and Pension Committee utilized the July 2013 benchmarking review to assess the NEOs compensation for Fiscal 2014 and Fiscal 2015 and determined to leave the compensation levels of the NEOs unchanged for Fiscal 2015.

D.	Employees

As of August 31, 2015 the Corporation employed 4,733 full time equivalent employees. Approximately 29% of the Corporation’s employees are unionized under 54 separate collective agreements as of August 31, 2015. In general, the Corporation’s collective bargaining agreements cover operations at individual locations, rather than multiple locations. Additional information on the collective bargaining agreements is provided in the MD&A attached hereto as Exhibit 15.2.

2015 FORM-20F	Page | 62

E.	Share Ownership

The following table identifies the name and residence of those individuals who are directors and NEOs of the Corporation, their current positions or offices with the Corporation, and the number of Shares, Options, DSUs and RSUs beneficially owned, directly or indirectly, or under their direction or control as of November 17, 2015:

NAME AND RESIDENCE	POSITION WITH THE CORPORATION	NUMBER OF SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY (#)	NUMBER OF OPTIONS, DSUS AND RSUS BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY (#)	PERCENTAGE OF SHARES OWNED IN RESPECT OF PARTICULAR CLASS (%)
Rod Phillips Toronto, Ontario, Canada	Director and Chair of the Board of Directors	—	179,353 DSUs	—

Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	108,000 Voting Shares(1) 647,233 Variable Voting Shares	750,000 Options plus 600,000 Tandem Options/RSUs(2)	10.48% **

Charlotte Burke Toronto, Ontario, Canada	Director	—	153,600 DSUs	—

Hugh F. Dow Toronto, Ontario, Canada	Director	—	143,516 DSUs	—

Martin Nisenholtz Brookline, Massachusetts, U.S.A	Director	—	106,283 DSUs	—

Jane Peverett Vancouver, British Columbia, Canada	Director	—	107,983 DSUs	—

Graham Savage Toronto, Ontario, Canada	Director	—	184,520 DSUs	—

Steven Shapiro(3) New York, New York, U.S.A.	Director	—	140,702 DSUs	—

Peter Sharpe Toronto, Ontario, Canada	Director	25,000 Voting Shares 149,822 Variable Voting Shares	173,173 DSUs	2.43% **

Robert Steacy Toronto, Ontario, Canada	Director	—	184,520 DSUs	—

Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	21,600 Voting Shares	315,000 Options	2.10%

Wayne Parrish(4) Toronto, Ontario, Canada	Chief Operating Officer	21,600 Voting Shares	—	2.10%

Andrew MacLeod Kitchener, Ontario, Canada	Executive Vice President and Chief Commercial Officer	—	50,000 Options	—

Gordon Fisher Toronto, Ontario, Canada	President, National Post and Executive Vice President Reader Revenue and Manufacturing	4,632 Voting Shares 70,453 Variable Voting Shares(5)	330,000 Options	* **

Jeffrey Haar Toronto, Ontario, Canada	Executive Vice President and General Counsel	—	120,000 Options	—

*	denotes a percentage of Share ownership less than 1% of Voting Shares.
**	denotes a percentage of Share ownership less than 1% of Variable Voting Shares.

Notes:

(1)	These Voting Shares are held by the Paul and Gina Godfrey Sons Family Trust, of which Mr. Godfrey is a trustee.
(2)

Mr. Godfrey received a grant of 600,000 tandem Options/RSUs. In the event that he exercises the Options, the corresponding number of RSUs will be automatically forfeited for no consideration. In the event that he exercises the RSUs, the corresponding number of Options will be automatically forfeited for no consideration

(3)

Mr. Shapiro is a Founding Partner and Portfolio Manager at GoldenTree. Certain investment funds for which GoldenTree serves as investment advisor beneficially own or exercise control and direction over 146,694,259 Variable Voting Shares of the Corporation as at November 17, 2015.

(4)	Mr. Parrish’s employment with the Corporation ended July 6, 2015.
(5)	Of these Variable Voting Shares, 54,000 are held by the Gordon Fisher Family Trust, of which Mr. Fisher is a trustee.

2015 FORM-20F	Page | 63

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

The following table shows, as of November 17, 2015, the persons or companies who, to the actual knowledge of the Corporation, beneficially own, or control or direct, directly or indirectly, Shares of the Corporation carrying 5% or more of the Shares in each class.

Variable Voting Shares

Name	Number and Class of Shares Owned, Controlled or Directed	Percentage of Shares Owned
GoldenTree Asset Management LP	146,694,259 Variable Voting Shares	52.36%
Canso Investment Counsel Ltd.	56,595,013 Variable Voting Shares	20.20%

Voting Shares

Name	Number and Class of Shares Owned, Controlled or Directed	Percentage of Shares Owned
The Paul And Gina Godfrey Sons Family Trust	108,000 Voting Shares	10.48%

B.	Related Party Transactions.

Other than as disclosed in this annual report, including the agreements described below, to the knowledge of the directors and executive officers of Postmedia, no “informed person” (as defined by Canadian securities law) or any associate or affiliate of any informed person, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with us since September 1, 2012 or has any such interest in any proposed transaction that has materially affected or would materially affect Postmedia or our subsidiaries.

On July 13, 2010, Postmedia entered into a registration rights agreement and a nominating agreement with GoldenTree, a principal Shareholder of Postmedia. See “Item 10.C – Material Contracts.”

2015 FORM-20F	Page | 64

Standby Purchase Agreement

In connection with the Sun Acquisition, on October 6, 2014, Postmedia entered into a standby purchase agreement with its largest Shareholder, GoldenTree (the “Standby Purchase Agreement”), pursuant to which GoldenTree agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering, subject to the satisfaction of certain conditions. GoldenTree was paid $7.1 million for acting as standby purchaser under the Standby Purchase Agreement. See “Item 4.A History and Development of the Company – Significant Post-Acquisition Events” for more information on the Sun Acquisition and the Rights Offering.

Conversion Restriction Agreement

In December 2014, Canso announced that certain investment funds and accounts over which it had control or direction acquired 3,325,827 Variable Voting Shares (which, if converted into Voting Shares would have represented 77.90% of the total outstanding Voting Shares at that time). The Corporation entered into a conversion restriction agreement with Canso dated December 11, 2014 (the “Conversion Restriction Agreement”), pursuant to which Canso has agreed that during the term of the agreement it and its affiliates and any accounts over which it or its affiliates exercise control or direction and any persons acting jointly or in concert with Canso or its affiliates (all such persons, together with Canso, are referred to herein as the “Canso Group”) will not convert any of the Variable Voting Shares beneficially owned by any member of the Canso Group or over which any member of the Canso Group exercises control or direction (including, without limitation, any Variable Voting Shares over which beneficial ownership or control or direction is acquired following the date of such agreement) into Voting Shares, where the Voting Shares acquired upon such conversion, together with the Voting Shares beneficially owned by members of the Canso Group or over which members of the Canso Group exercise control or direction, represent in the aggregate 20% or more of the outstanding Voting Shares on a post-conversion basis (excluding all Variable Voting Shares not being converted and other securities convertible into, exercisable into or exchangeable for Voting Shares), without the prior written consent of the Corporation, which consent may be withheld at the Corporation’s sole discretion. The Conversion Restriction Agreement may only be terminated (i) with the mutual consent of the Corporation and Canso; or (ii) following the termination of the Postmedia Rights Plan or the redemption of the rights thereunder (other than a redemption by the Board under certain conditions).

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Please refer to the Corporation’s audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, attached hereto as Exhibit 15.1.

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

B.	Significant Changes.

Not applicable.

2015 FORM-20F	Page | 65

ITEM 9. THE OFFER AND LISTING

A.	Offer and listing details.

The outstanding Voting Shares and Variable Voting Shares of the Corporation trade on the TSX under the symbols “PNC.A” and “PNC.B”, respectively. The following table sets forth the reported high and low prices and the trading volume for the periods indicated:

Period	PNC.A		PNC.B
	High	Low	High	Low
Fiscal 2015	$2.20	$0.37	$3.10	$0.40
Fiscal 2014	$2.11	$0.87	$2.32	$1.60
Fiscal 2013	$2.38	$1.30	$2.40	$1.15
Fiscal 2012	$12.50	$0.70	$16.00	$0.78
Fiscal 2011	$17.00	$10.00	$17.75	$10.00

Period	PNC.A		PNC.B
	High	Low	High	Low
Q4 Fiscal 2015	$1.00	$0.37	$0.84	$0.40
Q3 Fiscal 2015	$1.10	$0.80	$1.05	$0.80
Q2 Fiscal 2015	$2.20	$1.90	$2.25	$1.05
Q1 Fiscal 2015	$2.20	$1.48	$3.10	$1.55
Q4 Fiscal 2014	$1.50	$0.87	$2.30	$1.60
Q3 Fiscal 2014	$1.81	$0.87	$2.32	$1.84
Q2 Fiscal 2014	$1.90	$1.35	$2.10	$1.95
Q1 Fiscal 2014	$2.11	$1.90	$2.20	$2.00

Period	PNC.A		PNC.B
	High	Low	High	Low
August 2015	$0.65	$0.37	$0.67	$0.40
July 2015	$0.65	$0.65	$0.80	$0.59
June 2015	$1.00	$0.65	$0.84	$0.65
May 2015	$1.00	$1.00	$0.88	$0.80
April 2015	$1.10	$0.80	$0.95	$0.80
March 2015	$0.80	$0.80	$1.05	$0.80

2015 FORM-20F	Page | 66

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The Corporation’s Voting Shares and Variable Voting Shares trade on the TSX.

D.	Dilution.

Not applicable.

E.	Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

On October 24, 2013, the board of directors of the Corporation (the “Board”) approved, and on January 9, 2014, the Shareholders ratified, amendments to the Corporation’s by-laws to include advance notice provisions, the purpose of which is to require advance notice to be provided to the Corporation in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a requisition of a meeting of Shareholders made pursuant to the provisions of the CBCA; or (ii) a Shareholder proposal made pursuant to the provisions of the CBCA.A copy of the by-law amendment was filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 25, 2013.

On April 13, 2015, the Corporation acquired all of the outstanding shares of 7717415 Canada Inc. as part of the Sun Acquisition. Upon acquisition, 7717415 Canada Inc. and its subsidiary 8869332 Canada Inc. amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network Inc.

2015 FORM-20F	Page | 67

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

2015 FORM-20F	Page | 68

Disclosure of Share Ownership

The Securities Act (Ontario) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities (a “reporting insider”) must, within ten days of becoming a reporting insider, file a report in the required form disclosing the reporting insider’s (i) beneficial ownership of, or control or direction over, whether direct or indirect, securities of the issuer and (ii) any interest in, or right or obligation associated with, a related financial instrument involving a security of the issuer. The Securities Act (Ontario) also provides for the filing of a report by a reporting insider of a reporting issuer in respect of a change in the reporting insider’s (i) beneficial ownership of, or control or direction over, whether direct or indirect, securities of the reporting issuer or (ii) interest in, or right or obligation associated with, a related financial instrument involving a security of the reporting issuer. This report must be filed within five days after the date on which the change occurs. The Securities Act (Ontario) also provides that a person or company that acquires beneficial ownership of, or the power to exercise control or direction over, voting or equity securities of any class or securities convertible into voting or equity securities of any class of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) promptly issue and file a news release containing the prescribed information and (b) file a report within two business days from the date of the acquisition containing the same information set out in the news release. The acquiring person or company must also issue a press release and file a report each time it acquires an additional 2% or more of the outstanding securities of the same class and every time there is a “material change” to the contents of the news release and report previously issued and filed.

Dividends

The Corporation has not paid dividends and its current intention is not to declare dividends for the foreseeable future. Any future determination to pay cash dividends is at the discretion of the Board and will depend on Postmedia’s financial condition, results of operations, capital requirements and such other factors as the Board deems relevant. Pursuant to the CBCA, the Corporation may not declare or pay a dividend if there are reasonable grounds for believing that: (i) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. There are also certain restrictions in the agreements relating to the First-Lien Notes and the Second-Lien Notes which limit the ability of the Corporation to pay dividends.

Authorized Capital - General

The Corporation’s authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Corporation is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares. As of November 17, 2015, there were 1,030,622 Voting Shares and 280,151,223 Variable Voting Shares issued and outstanding. A summary of the rights attaching to the Voting Shares and Variable Voting Shares are set forth below.

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

2015 FORM-20F	Page | 69

Voting Shares

Voting rights

Holders of the Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the Shareholders of the Corporation (except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA), and each Voting Share shall entitle the holder to one vote on each item of business in person or by proxy at all meetings of Shareholders of the Corporation.

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

2015 FORM-20F	Page | 70

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

2015 FORM-20F	Page | 71

Shareholder Rights Plan

The Postmedia Rights Plan was reconfirmed at the annual general and special meeting of Shareholders of the Corporation held on January 9, 2014 and will remain in force until the earlier of the Termination Time (the time at which the right to exercise rights will terminate pursuant to the Postmedia Rights Plan) and the annual general meeting of Shareholders of Postmedia three years thereafter unless at or prior to such meeting the Shareholders ratify the continued existence of the Postmedia Rights Plan.

The following is a summary of the key features of the Postmedia Rights Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Postmedia Rights Plan, the full text of which is available on the SEDAR website at www.sedar.com on the EDGAR website at www.sec.gov. (Capitalized terms used in this section not otherwise defined herein have the meaning attributed to them in the Postmedia Rights Plan).

Issuance of Rights

One Right has been issued by Postmedia in respect of each Voting Share and Variable Voting Share outstanding at the Effective Time and will continue to be issued in respect of each Voting Share and Variable Voting Share issued thereafter and prior to the earlier of the Separation Time (as defined below) and the Expiration Time. Under the Postmedia Rights Plan, the Rights are confirmed and Postmedia confirms its authorization to continue the issuance of new Rights for each Voting Share and Variable Voting Share issued. Each Right entitles the registered holder thereof to purchase from Postmedia one Voting Share or Variable Voting Share, as the case may be. The Exercise Price under the Postmedia Rights Plan is an amount equal to three times the market price, from time to time, per Voting Share or Variable Voting Share, as the case may be. The Rights are not exercisable until the Separation Time. If a Flip-In Event (as defined below) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, the number of Voting Shares or Variable Voting Shares, as applicable, having an aggregate Market Price on the date of consummation or occurrence of such Flip-In Event equal to ten times the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price.

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

2015 FORM-20F	Page | 72

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

2015 FORM-20F	Page | 73

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

2015 FORM-20F	Page | 74

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

2015 FORM-20F	Page | 75

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

in the event that not less than 50% of each of the outstanding Voting Shares and Variable Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for securities under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of securities for not less than ten Business Days from the date of such public announcement.

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

(b)

Deemed Redemption. Where a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, outstanding Voting Shares or Convertible Securities, the Board shall be deemed to have elected to redeem the Rights at the Redemption Price.

2015 FORM-20F	Page | 76

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

If the Board is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price. Within ten Business Days of any such election or deemed election to redeem the Rights, Postmedia will notify the holders of the Shares or, after the Separation Time, the holders of the Rights.

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

2015 FORM-20F	Page | 77

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

First-Lien Notes Indenture

On August 16, 2012, Postmedia Network Inc. issued $250.0 million in aggregate principal amount of First-Lien Notes. The First-Lien Notes were issued under an indenture dated as of August 16, 2012 with Computershare Trust Company of Canada, as trustee and as collateral agent and the Corporation, as guarantor. The Corporation financed the Sun Acquisition in part through the issuance of the Notes Subscription Receipts resulting in gross proceeds of $140.0 million, which were exchanged for additional First-Lien Notes on April 13, 2015 for $139.3 million principal amount of First-Lien Notes. Amendments to the existing First-Lien Notes indenture were required to facilitate the issuance of the additional First-Lien Notes pursuant to the first, second and third supplemental indentures (dated October 31, 2014, April 13, 2015 and April 13, 2015, respectively) among the Corporation, Postmedia Network Inc. and Computershare Trust Company of Canada. The First-Lien Notes are secured on a first-priority basis by the First-Lien Notes Collateral and on a second-priority basis by the ABL Collateral. The First-Lien Notes indenture contains covenants that, among other things, restrict the issuer’s ability to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into certain transactions with affiliates, alter the businesses it conducts, enter into agreements restricting its subsidiaries’ ability to pay dividends and consolidate, merge or sell all or substantially all of its assets.

Second-Lien Notes Indenture

On July 13, 2010, Postmedia Network Inc. issued US$275 million in aggregate principal amount of Second-Lien Notes. The Second-Lien Notes were issued under an indenture dated as of July 13, 2010 with The Bank of New York Mellon, as trustee, the Corporation, as guarantor, and BNY Trust Company of Canada, as collateral agent. The Second-Lien Notes are secured on a second-priority basis by the First-Lien Notes Collateral and on a third-priority basis by the ABL Collateral. The covenants contained in the Second-Lien Notes indenture are substantially similar to the covenants contained in the First-Lien Notes indenture described above. Amendments to the existing Second-Lien Notes indenture were required to add additional guarantors pursuant to the first and second supplemental note indentures (dated as of July 13, 2010 and April 13, 2015, respectively) among the Corporation, Postmedia Network Inc. and Bank of New York Mellon.

2015 FORM-20F	Page | 78

ABL Facility

On July 13, 2010, Postmedia entered into a four-year senior secured asset-based revolving credit facility for an aggregate amount of up to $60 million, including a $10 million letter of credit sub-facility which matured on July 13, 2014. On October 16, 2014, the Corporation entered into a one-year senior secured asset-based revolving credit facility for an aggregate amount of up to $20 million pursuant to the terms and conditions of a revolving credit agreement among Postmedia Network Inc., as borrower, the Corporation, as guarantor, The Bank of Nova Scotia, as administrative agent, collateral agent, lead arranger, joint bookrunner and lender, Royal Bank of Canada, as joint bookrunner and lender, and the other lenders party thereto from time to time. The ABL Facility had a term of one year and matured October 16, 2015 and was not replaced. The ABL Facility was secured on a third-priority basis by the First-Lien Notes Collateral and on a first-priority basis by the ABL Collateral. Any replacement facility to the ABL Facility entered into in the future would have the same collateral priorities as a result of intercreditor agreements in place for the First-Lien Notes and Second Lien Notes.

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

Standby Purchase Agreement

In connection with the Sun Acquisition, on October 6, 2014, Postmedia entered into a Standby Purchase Agreement with GoldenTree, pursuant to which GoldenTree agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering, subject to the satisfaction of certain conditions. Based on the results of the Rights Offering, GoldenTree did not own Shares carrying 33 1⁄3% or more of the outstanding voting rights respect of all of the issued and outstanding Shares of the Company, and therefore, in accordance with the Standby Purchase Agreement, GoldenTree was not required to enter into a voting restriction agreement to limit the number of votes that they would be entitled to cast at any meeting of Shareholders.

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

2015 FORM-20F	Page | 79

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

2015 FORM-20F	Page | 80

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

We filed a registration statement on Form F-4 with the SEC in Washington, D.C. (Registration No. 333-174780) on June 8, 2011, which became effective on June 13, 2011. The Registration Statement contains exhibits and schedules. Material contracts and publicly available corporate records may be viewed at our registered and records office located at 365 Bloor Street East, 12th Floor, Toronto, Ontario Canada.

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

2015 FORM-20F	Page | 81

I.	Subsidiary Information.

We hold a 100% interest in our subsidiary, Postmedia Network Inc., a company incorporated under the laws of Canada.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 15d-15 under the U.S. Securities Exchange Act of 1934, or the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of August 31, 2015, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

2015 FORM-20F	Page | 82

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

To evaluate the effectiveness of the Corporation’s internal control over financial reporting, management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Corporation’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of August 31, 2015. On April 13, 2015, the Corporation completed the Sun Acquisition as described in “Item 4.A History and Development of the Company - Significant Post-Acquisition Events”. Registrants are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year if, among other circumstances and factors, there is not adequate time between the consummation date of the acquisition and the assessment date for internal controls. On that basis, management excluded from its assessment the internal control over financial reporting for the properties acquired in the Sun Acquisition whose total assets and revenues represent 45.9% and 20.9% of the Corporation’s consolidated total assets and revenues, respectively, for the year ended August 31, 2015.

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

2015 FORM-20F	Page | 83

Attestation Report of the Registered Accounting Firm

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent auditors pursuant to the rules of the SEC that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

During the fiscal year ended August 31, 2015, there were no changes in the Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Postmedia’s Board has determined that it has at least one audit committee financial expert serving on its Audit Committee. Each of Mr. Steacy, Ms. Burke, Ms. Peverett and Mr. Savage has been determined to by the Board to be an audit committee financial expert. Each of Mr. Steacy, Ms. Burke, Ms. Peverett and Mr. Savage are “independent” under Canadian securities law.

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

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head and require personnel who detect or suspect a fraud has occurred to report the incident immediately. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls, auditing matters and breaches of the Code of Business Conduct and Ethics. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains formal confirmation of compliance with the Code of Business Conduct and Ethics annually from directors, officers and a group of senior managers from across the Corporation.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board (or a Committee to whom that authority has been delegated), while any waiver for all other employees may only be made by the President and CEO.

2015 FORM-20F	Page | 84

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees billed by the Corporation’s external auditors for Fiscal 2015 and Fiscal 2014 for audit and non-audit related services provided to the Corporation and its subsidiaries:

YEAR	AUDIT FEES ($)	AUDIT RELATED FEES ($)	TAX COMPLIANCE FEES ($)	ALL OTHER FEES ($)
Fiscal 2015	726,000(1)	68,800(2)	26,250	266,050(3)
Fiscal 2014	575,000	74,500(2)	7,500	524,000(4)

Notes:

(1)	The increase in audit fees relates to the additional work required as a result of the properties acquired as part of the Sun Acquisition.
(2)

Includes fees incurred in connection with the audit of the Pension Plan financial statements, fees incurred with respect to specified procedures on internal controls and Canadian Public Accountability Board fees.

(3)	Includes fees incurred in connection with the due diligence related to the Sun Acquisition, the Rights Offering and related translation services.
(4)	Includes fees incurred in connection with the due diligence related to the Sun Acquisition.

There were no other fees billed by the Corporation’s external auditors for Fiscal 2015 and Fiscal 2014 that do not fit into the categories presented in the table above. All of the services provided by the Corporation’s external auditors in Fiscal 2015 were approved by the Audit Committee.

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

ITEM 16F. CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

2015 FORM-20F	Page | 85

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Corporation’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements and notes thereto as required in Item 18 are attached as Exhibit 15.1 to this annual report and are incorporated by reference herein.

ITEM 19. EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 20-F.

Exhibit No.	Description of Exhibit

1.1.1†	(i) Certificate and Articles of Amalgamation of Postmedia Network Inc. dated April 13, 2015.

1.1.2	(ii) By-laws of Postmedia Network Inc., previously filed as Exhibit 2.1.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.2.1	(i) Certificate and Articles of Incorporation and Amendment of Postmedia Network Canada Corp., previously filed as Exhibit 2.2.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.2.2	(ii) By-laws of Postmedia Network Canada Corp., previously filed as Exhibit 2.2.2 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

1.3.1	By-law No. 3 of the by-laws of Postmedia Network Canada Corp., previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 25, 2013 and incorporated by reference herein.

2.1	Senior Secured Notes Indenture, dated as of July 13, 2010, relating to the 12.50% Senior Secured Notes due 2018, among Postmedia Network Inc., Postmedia Network Canada Corp., The Bank of New York Mellon as Trustee and BNY Trust Company of Canada, as Collateral Agent, previously filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.2	Intercreditor Agreement, dated as of July 13, 2010, among Morgan Stanley Senior Funding, Inc., as ABL Collateral agent, JPMorgan Chase Bank, N.A., as term loan collateral agent and BNY Trust Company of Canada as notes collateral agent, previously filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2015 FORM-20F	Page | 86

2.3

Intercreditor Agreement, dated as of July 13, 2010, among JPMorgan Chase Bank, N.A. as term loan collateral agent and BNY Trust Company of Canada, as notes collateral agent, previously filed as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.4	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors named thereto, The Bank of New York Mellon as trustee and BNY Trust Company of Canada as collateral agent, previously filed as Exhibit 4.6 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.5	Grant of Security Interest in Trademarks Rights, dated as of July 13, 2010 among Postmedia Network Inc. and BNY Trust Company of Canada as collateral agent, previously filed as Exhibit 4.7 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.6	Shareholder Rights Plan Agreement, dated as of November 8, 2010, between Postmedia Network Canada Corp. and Computershare Investor Services Inc. as Rights Agent, previously filed as Exhibit 4.8 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2.7	Senior Secured Notes Indenture, dated as of August 16, 2012, among Postmedia Network Inc., as Issuer, Postmedia Network Canada Corp., as Guarantor, Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent, previously filed as Exhibit 4.1 to the Registrant’s Form 6-K filed on August 20, 2012 and incorporated by reference herein.

2.8	First Supplemental Indenture, dated as of October 31, 2014, among Postmedia Network Canada Corp., Postmedia Network Inc. and Computershare Trust Company of Canada, as Trustee and Collateral Agent, previously filed as Exhibit 99.2 to the Registrant’s Form 6-K filed on November 12, 2014 and incorporated by reference herein.

2.9	Second Supplemental Indenture, dated as of April 13, 2015, among Postmedia Network Canada Corp., Postmedia Network Inc. and Computershare Trust Company of Canada, as Trustee and Collateral Agent, previously filed as Exhibit 99.2 to the Registrant’s Form 6-K filed on April 20, 2015 and incorporated by reference herein.

2.10	Third Supplemental Indenture, dated as of April 13, 2015, among 1576626 Ontario Inc., 7731558 Canada Inc., Postmedia Network Canada Corp., Postmedia Network Inc. and Computershare Trust Company of Canada, as Trustee and Collateral Agent, previously filed as Exhibit 99.3 to the Registrant’s Form 6-K filed on April 20, 2015 and incorporated by reference herein.

2.11	Second Supplemental Indenture, dated as of April 13, 2015, among 1576626 Ontario Inc., 7731558 Canada Inc., Postmedia Network Canada Corp., Postmedia Network Inc., the Bank of New York Mellon as Trustee and BNY Trust Company of Canada as Collateral Agent, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on April 20, 2015 and incorporated by reference herein.

4.1	Revolving Credit Agreement, dated as of July 13, 2010, among Postmedia Network Inc., Postmedia Network Canada Corp., Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent, co-syndication agent, joint collateral agent and paying agent, JPMorgan Chase Bank, N.A., as co-syndication agent, Wells Fargo Capital Finance Corporation Canada, as joint collateral agent and co-documentation agent, Royal Bank of Canada, as co-documentation agent, and the lenders party thereto, with Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities Inc. as joint lead arrangers and joint bookrunners, previously filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

2015 FORM-20F	Page | 87

4.2	Pledge and Security Agreement, dated as of July 13, 2010, among Postmedia Network Inc., the grantors party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, previously filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.3	Grant of Security Interest in Trademark Rights, dated as of July 13, 2010, between Postmedia Network Inc. and Morgan Stanley Senior Funding, Inc., previously filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.4	Nominating Agreement, dated as of July 13, 2010, between Postmedia Network Canada Corp. and GoldenTree Asset Management LP., previously filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.5	Registration Rights Agreement, dated as of July 13, 2010 between Postmedia Network Canada Corp. and GoldenTree Asset Management LP., previously filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.6	Agreement among Postmedia Network Inc., Sport Media Enterprises Inc. and Wayne Parrish, dated July 21, 2010, previously filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

4.7	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., LMP Publication Limited Partnership and GVIC Communications Corp., previously filed as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F filed on November 28, 2011 and incorporated by reference herein.

4.8	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., TC Publication Limited Partnership and GVIC Communications Corp., previously filed as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F filed on November 28, 2011 and incorporated by reference herein.

4.9	First Amendment to Revolving Credit Agreement, dated as of August 8, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp., Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent, co-syndication agent, joint collateral agent and paying agent and the other lenders party thereto; previously filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed on November 23, 2012 and incorporated by reference herein.

4.10	Pledge and Security Agreement, dated as of August 16, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp. and Computershare Trust Company of Canada, previously filed as Exhibit 4.2 to the Registrant’s Form 6-K filed on August 20, 2012 and incorporated by reference herein.

4.11	Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Morgan Stanley Senior Funding, Inc. as ABL Collateral Agent, Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp., previously filed as Exhibit 4.3 to the Registrant’s Form 6-K filed on August 20, 2012 and incorporated by reference herein.

4.12	Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp., previously filed as Exhibit 4.4 to the Registrant’s Form 6-K filed on August 20, 2012 and incorporated by reference herein.

4.13	Purchase Agreement, dated as of October 6, 2014, by and between Postmedia Network Inc. and Quebecor Media Inc., previously filed as Exhibit 2.1 to the Registrant’s Form 6-K filed on October 14, 2014 and incorporated by reference herein.

2015 FORM-20F	Page | 88

4.14	Subscription Agreement, dated as of October 6, 2014, by and between Postmedia Network Inc. and Canso Investment Counsel Ltd., previously filed as Exhibit 10.1 to the Registrant’s Form 6-K filed on October 14, 2014 and incorporated by reference herein.

4.15	Subscription Receipt Indenture, dated as of October 6, 2014, by and between Postmedia Network Inc. and Computershare Trust Company of Canada, previously filed as Exhibit 10.2 to the Registrant’s Form 6-K filed on October 14, 2014 and incorporated by reference herein.

4.16	Standby Purchase Agreement, dated as of October 6, 2014, by and between Postmedia Network Canada Corp. and GoldenTree Asset Management LP, previously filed as Exhibit 10.3 to the Registrant’s Form 6-K filed on October 14, 2014 and incorporated by reference herein.

4.17	Revolving Credit Agreement, dated as of October 16, 2014, among Postmedia Network Inc., as borrower, Postmedia Network Canada Corp., as guarantor, The Bank of Nova Scotia, as administrative agent, collateral agent, lead arranger, joint bookrunner and lender, Royal Bank of Canada, as joint bookrunner and lender, and the other lenders party thereto, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on November 12, 2014 and incorporated by reference herein.

4.18	Conversion Restriction Agreement, dated as of December 11, 2014, by and between Postmedia Network Canada Corp. and Canso Investment Counsel Limited, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on December 15, 2014 and incorporated by reference herein.

8.1	Subsidiaries of the Registrants, previously filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form F-4 filed on June 8, 2011 and incorporated by reference herein.

9.1	Code of Business Conduct and Ethics of Postmedia Network Canada Corp., previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 22, 2015 and incorporated by reference herein.

12.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Paul Godfrey)

12.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (Douglas Lamb)

13.1†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Paul Godfrey)

13.2†	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (Douglas Lamb)

15.1†	Consolidated financial statements of the registrant for the years ended August 31, 2015, 2014 and 2013.

15.2†	Management’s Discussion and Analysis of the registrant for the years ended August 31, 2015, 2014 and 2013.

†	Filed herewith.

2015 FORM-20F	Page | 89

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Postmedia Network Canada Corp. REGISTRANT

	By:	/s/ Paul Godfrey
Paul Godfrey
Dated: November 25, 2015		President and Chief Executive Officer

2015 FORM-20F	Page | 90